As filed with the Securities and Exchange Commission on February 11, 2008
Registration No. 333-149076
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

THE PNC FINANCIAL SERVICES GROUP, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania	6712	25-1435979
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One PNC Plaza
249 Fifth Avenue
Pittsburgh, Pennsylvania 15222-2707
(412) 762-2000
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Richard J. Johnson
Chief Financial Officer
One PNC Plaza
249 Fifth Avenue
Pittsburgh, Pennsylvania 15222-2707
(412) 762-2000
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:
H. Rodgin Cohen, Esq.	Jean Svoboda, Esq.	Edward D. Herlihy, Esq.
Mark J. Menting, Esq.	Sr. Vice President, General Counsel	Nicholas G. Demmo, Esq.
Sullivan & Cromwell LLP	Sterling Financial Corporation	Wachtell, Lipton, Rosen & Katz
125 Broad Street	1097 Commercial Avenue	51 West 52nd Street
New York, New York 10004	East Petersburg, Pennsylvania 17520	New York, New York 10019
(212) 558-4000	(717) 735-4908	(212) 403-1000

Approximate date of commencement of the proposed sale of the securities to the public:  As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

Dear Sterling Shareholder:

On July 19, 2007, Sterling Financial Corporation agreed to merge with The PNC Financial Services Group, Inc. We are sending you this proxy statement/prospectus to notify you of the special meeting of Sterling shareholders being held to vote on the plan of merger and related matters and to ask you to vote at the special meeting in favor of the plan of merger.

If the merger is completed, Sterling will merge with and into PNC, and you will be entitled to elect to receive your merger consideration in the form of PNC common stock, cash or a combination of both. Subject to the election and adjustment procedures described in this document, you will be entitled to receive, in exchange for each share of Sterling common stock you hold at the time of the merger, consideration, without interest, with a value equal to the sum of (i) 0.1543 multiplied by the average closing price of PNC common stock on the New York Stock Exchange, which we refer to as the NYSE, during the five trading days ending the day before the completion of the merger and (ii) $7.60. We expect that the merger will generally be tax-free to you as to shares of PNC common stock you receive in the merger and generally taxable to you as to the cash you receive.

The implied value of the merger consideration will fluctuate with the market price of PNC common stock. As explained in more detail in this document, whether you make a cash election, a stock election or no election, the value of the consideration you will receive as of the completion date will be substantially the same and will be based on the average pre-closing PNC trading price.

As an example, if the average closing price of PNC common stock on the NYSE for the five trading days ending the day before the completion of the merger is $63.29, which was the closing price of PNC common stock on the NYSE on February 8, 2008 (the most recent practicable date prior to the mailing of this proxy statement), each share of Sterling common stock would be converted into the right to receive either approximately $17.37 in cash or approximately 0.2745 shares of PNC common stock. Based on that PNC closing price, the 0.2745 shares of PNC common stock would have a market value of approximately $17.37. As an additional example, if the average closing price of PNC common stock on the NYSE for the five trading days ending the day before the completion of the merger is $73.21, which was the closing price for PNC common stock on July 18, 2007 (the last trading day prior to the announcement of the merger), each share of Sterling common stock would be converted into the right to receive approximately $18.90 in cash or approximately 0.2582 of a share of PNC common stock. A chart showing the cash and stock merger consideration at various hypothetical closing prices of PNC common stock is provided on pages 2 and 40 of this document.

The market prices of both PNC common stock and Sterling common stock will fluctuate before the merger. You should obtain current stock price quotations for PNC common stock and Sterling common stock. PNC common stock is listed on the NYSE under the symbol “PNC” and Sterling common stock is quoted on the NASDAQ Global Select Market under the symbol “SLFI.”

The special meeting of the shareholders of Sterling will be held on March 26, 2008 at 10:30 a.m., EST, at the Liberty Place Conference Center, 313 West Liberty Street, Lancaster, PA 17603. Your vote is important. A majority of the votes cast at the Sterling special meeting is required to adopt the plan of merger, and a majority of the outstanding shares, represented in person or by proxy, is necessary to constitute a quorum in order to transact business at the special meeting. Regardless of whether you plan to attend the special shareholders’ meeting, please take the time to vote your shares in accordance with the instructions contained in this document. The Sterling board of directors recommends that Sterling shareholders vote ‘FOR’ adoption of the plan of merger.

This document describes the special meeting, the merger, the documents related to the merger and other related matters. Please carefully read this entire document, including “Risk Factors” beginning on page 15, for a discussion of the risks relating to the proposed merger. You also can obtain information about PNC from documents that it has filed with the Securities and Exchange Commission and about Sterling from the information in this document.

Glenn R. Walz	J. Roger Moyer Jr.
Chairman	President and Chief Executive Officer
Sterling Financial Corporation	Sterling Financial Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the PNC common stock to be issued under this document or determined if this document is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this document is February 11, 2008 and it is first being mailed or otherwise delivered to Sterling shareholders on or about February 13, 2008.

STERLING FINANCIAL CORPORATION
101 North Pointe Boulevard
Lancaster, PA 17601

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Sterling Financial Corporation will hold a special meeting of shareholders at Liberty Place Conference Center, 313 West Liberty Street, Lancaster, PA 17603, at 10:30 a.m., EST, on March 26, 2008 to consider and vote upon the following proposals:

•	to adopt the Agreement and Plan of Merger, dated as of July 19, 2007, between The PNC Financial Services Group, Inc. and Sterling Financial Corporation, as it may be amended from time to time, which provides for, among other things, the merger of Sterling Financial Corporation with and into The PNC Financial Services Group, Inc.;

•	to approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the proposal to adopt the plan of merger; and

•	to approve such other matters as may be appropriate in connection with the approval of the plan of merger and the transactions contemplated thereby.

The Sterling board of directors has fixed the close of business on January 18, 2008 as the record date for the special meeting. Only Sterling shareholders of record at that time are entitled to notice of, and to vote at, the special meeting, or any adjournment or postponement of the special meeting.

Assuming a quorum is present, a majority of the votes cast at the Sterling special meeting is required to adopt the plan of merger.

Regardless of whether you plan to attend the special meeting, please submit your proxy with voting instructions. Please vote as soon as possible. If you hold stock in your name as a shareholder of record, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed, stamped envelope. You may also authorize a proxy to vote your shares by either visiting the website or calling the toll-free number shown on your proxy card. If you hold your stock in “street name” through a bank or broker, please direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any holder of Sterling common stock who is present at the special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked in writing at any time before its exercise at the special meeting in the manner described in the accompanying document.

The Sterling board of directors has approved the merger and the plan of merger and recommends that Sterling shareholders vote ‘FOR’ adoption of the plan of merger, ‘FOR’ the approval of the adjournment, if necessary, and ‘FOR’ approval of other matters appropriate in connection with the plan of merger.

By Order of the Board of Directors,

JEAN SVOBODA
Sr. Vice President, General Counsel
and Corporate Secretary

February 11, 2008
Lancaster, Pennsylvania

YOUR VOTE IS IMPORTANT.  PLEASE VOTE YOUR SHARES PROMPTLY, REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE SPECIAL MEETING. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD.

REFERENCES TO ADDITIONAL INFORMATION

This document incorporates important business and financial information about PNC from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this document, other than certain exhibits to those documents, by requesting them in writing or by telephone from PNC at the following address:
The PNC Financial Services Group, Inc.
One PNC Plaza
249 Fifth Avenue
Pittsburgh, Pennsylvania 15222-2707
Attention: Shareholder Relations
(800) 843-2206
Email: investor.relations@pnc.com

You will not be charged for any of these documents that you request. Sterling shareholders requesting documents should do so by March 19, 2008 in order to receive them before the special meeting.

See “Where You Can Find More Information” on page 74.

Annex A	Supplemental Information Regarding Sterling Financial Corporation
Annex B	Agreement and Plan of Merger, dated as of July 19, 2007, by and between The PNC Financial Services Group, Inc. and Sterling Financial Corporation
Annex C	Opinion of Keefe, Bruyette & Woods, Inc.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND SPECIAL MEETING

The questions and answers below highlight only selected procedural information from this document. They do not contain all of the information that may be important to you. You should read carefully the entire document and the additional documents incorporated by reference into this document to fully understand the voting procedures for the special meeting.

Q:	What is the proposed transaction for which I am being asked to vote?

A:	You are being asked to adopt the Agreement and Plan of Merger, dated as of July 19, 2007, between The PNC Financial Services Group, Inc. and Sterling Financial Corporation, as it may be amended from time to time, which provides for, among other things, the merger of Sterling Financial Corporation with and into The PNC Financial Services Group, Inc.

Q:	What do I need to do now?

A:	With respect to the meeting — after you have carefully read this document and have decided how you wish to vote your shares, please vote your shares promptly. If you hold stock in your name as a shareholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage paid return envelope as soon as possible. You may also authorize a proxy to vote your shares by telephone or through the Internet as instructed on the proxy card. If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker. Submitting your proxy card, authorizing a proxy by telephone or through the Internet, or directing your bank or broker to vote your shares will ensure that your shares are represented and voted at the special meeting.

With respect to the merger — you should complete and return the form of election (which is being separately mailed to Sterling shareholders following the mailing of this document), together with your stock certificates, to Computershare, the exchange agent for the merger, according to the instructions printed on the form or, if your shares are held in “street name,” according to your broker’s instructions.

Q:	When must I elect the type of merger consideration that I prefer to receive?

A:	If you wish to elect the type of merger consideration you receive in the merger, you should carefully review and follow the instructions set forth in the form of election, which is being separately mailed to Sterling shareholders following the mailing of this document. You will need to complete, sign and date the form of election and transmittal materials and return them to the exchange agent, Computershare, at the address given in the materials, together with the certificates representing shares of Sterling common stock, prior to the election deadline. The election deadline will be March 25, 2008, although this may change if agreed to by PNC and Sterling. If PNC and Sterling agree to change the election deadline, PNC and Sterling will issue a press release announcing the change. If you do not submit a properly completed and signed form of election to the exchange agent by the election deadline, you will have no control over the type of merger consideration you may receive and, consequently, may receive only cash, only PNC common stock or a combination of cash and PNC common stock in the merger. If you hold shares in “street name,” you must follow your broker’s instructions to make an election. If you are allocated shares of Sterling common stock in Sterling’s 401(k) Retirement Plan, you should follow the instructions that will be delivered to you separately.

Q:	If I am a Sterling shareholder, should I send in my Sterling stock certificates with my proxy card?

A:	No. Please DO NOT send your Sterling stock certificates with your proxy card. You should carefully review and follow the instructions set forth in the form of election, which is being mailed to Sterling shareholders separately following the mailing of this document, regarding the surrender of your share certificates. You should then, prior to the election deadline, send your Sterling common stock certificates to the exchange agent, together with your completed, signed form of election.

Q:	Why is my vote important?

A:	Because the merger cannot be completed without the affirmative vote of a majority of the votes cast at the special meeting, and because a majority of the outstanding Sterling common stock entitled to vote is necessary to constitute a quorum in order to transact business at the special meeting, every shareholder’s vote is important. The Sterling board of directors recommends that you vote “FOR” adoption of the plan of merger.

Q:	If my shares of common stock are held in street name by my broker, will my broker automatically vote my shares for me?

A:	No. Your broker cannot vote your shares without instructions from you. You should instruct your broker as to how to vote your shares, following the directions your broker provides to you. Please check the voting form used by your broker.

Q:	What if I fail to instruct my broker?

A:	If you do not provide your broker with instructions, your broker generally will not be permitted to vote your shares on the merger proposal (a so-called “broker non-vote”). Because only those votes cast “for” and “against” the merger proposal are counted, a failure to provide your broker instructions will have no effect on the vote to approve the merger proposal. For purposes of determining the number of votes cast with respect to the merger proposal, only those votes cast “for” or “against” the proposal are counted. “Broker non-votes,” if any are submitted by brokers or nominees in connection with the special meeting, will not be counted as votes “for” or “against” for purposes of determining the number of votes cast but will be treated as present for quorum purposes.

Q:	Can I attend the special meeting and vote my shares in person?

A:	Yes. All shareholders, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, may attend the special meeting. Holders of record of Sterling common stock can vote in person at the special meeting. If you are not a shareholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted.

Q:	Can I change my vote?

A:	Yes. You may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, or by submitting another proxy via the Internet or by telephone, (2) delivering a written revocation letter to the Secretary of Sterling, or (3) attending the special meeting in person, notifying the Secretary and voting by ballot at the special meeting. The Sterling Secretary’s mailing address is 1097 Commercial Avenue, MC 294-953, East Petersburg, PA 17520.

Any shareholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, and such vote will revoke any previous proxy, but the mere presence (without notifying the Secretary of Sterling) of a shareholder at the special meeting will not constitute revocation of a previously given proxy.

Q:	When do you expect to complete the merger?

A:	We expect to complete the merger in the first half of 2008. However, we cannot assure you when or if the merger will occur. Among other things, we cannot complete the merger until we obtain the approval of Sterling shareholders at the special meeting.

Q:	Whom should I call with questions about the shareholders meeting or the merger?

A:	Sterling shareholders should call Georgeson Inc., Sterling’s proxy solicitor and information agent, at (800) 319-6872 with any questions about the merger and related transactions.

SUMMARY

This summary highlights information contained elsewhere in this document and may not contain all of the information that is important to you. We urge you to carefully read the entire document and the other documents to which we refer in order to fully understand the merger and the related transactions. See “Where You Can Find More Information” on page 74. Each item in this summary refers to the page of this document on which that subject is discussed in more detail.

The Merger (page 23)

The terms and conditions of the merger are contained in the plan of merger, which is attached as Annex B to this document. Please carefully read the plan of merger as it is the legal document that governs the merger. We are proposing the merger of Sterling with and into PNC. As a result, PNC will continue as the surviving company. For information about Sterling and issues facing it as a result of developments related to its subsidiary, Equipment Finance, LLC, please see “Recent Developments Regarding Sterling” beginning on page 68 and “The Merger — Background of the Merger” beginning on page 23.

Sterling Shareholders Will Receive Cash and/or Shares of PNC Common Stock in the Merger Depending on Their Election and Any Proration (page 39)

You will have the right to elect to receive merger consideration, without interest, for each of your shares of Sterling common stock in the form of cash or shares of PNC common stock, or both, subject to proration in the circumstances described below. In the event of proration, you may receive a portion of the merger consideration in a form other than that which you elected.

The implied value of the merger consideration will fluctuate with the market price of PNC common stock and will be determined based on the average closing price of PNC common stock on the NYSE for the five trading days ending the day before the completion of the merger. As explained in more detail in this document, whether you make a cash election or a stock election, the value of the consideration you receive as of the date of completion of the merger will be substantially the same and will be based on the average PNC closing price used to calculate the merger consideration. If you are a record holder, you may specify different elections with respect to different shares that you hold (if, for example, you own 100 shares of Sterling common stock, you could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares).

As an example, if the average of the closing prices of PNC common stock on the NYSE for the five trading days ending the day before the completion of the merger is $63.29, for each share of Sterling common stock held, you would receive either approximately $17.37 in cash or 0.2745 of a share of PNC common stock, subject to possible proration. We will compute the actual amount of cash and number of shares of PNC common stock that each Sterling shareholder will receive in the merger using the formula contained in the plan of merger. For a summary of the formula contained in the plan of merger, see “The Plan of Merger — Consideration To Be Received in the Merger” beginning on page 39.

Set forth below is a table showing the consideration that you would receive in a cash election, on the one hand, or in a stock election, on the other hand, under the merger consideration formula if the actual average of the closing prices of PNC common stock on the NYSE for the five trading days ending the day before the completion of the merger were equal to the hypothetical range contained in the table. The table does not reflect the fact that cash will be paid instead of fractional shares. As described below, regardless of whether you make a cash election or a stock election, you may nevertheless receive a mix of cash and stock due to proration and adjustment.

			Stock Election: Stock
	Cash Election:		Consideration per Share
Hypothetical Five-Day	Cash Consideration		Shares of PNC	Market
Average Closing Prices	per Share	OR	Common Stock	Value (*)

$50.00	$15.32		0.3064	$15.32
$51.00	$15.47		0.3033	$15.47
$52.00	$15.62		0.3004	$15.62
$53.00	$15.78		0.2977	$15.78
$54.00	$15.93		0.2950	$15.93
$55.00	$16.09		0.2925	$16.09
$56.00	$16.24		0.2900	$16.24
$57.00	$16.40		0.2877	$16.40
$58.00	$16.55		0.2853	$16.55
$59.00	$16.70		0.2831	$16.70
$60.00	$16.86		0.2810	$16.86
$61.00	$17.01		0.2789	$17.01
$62.00	$17.17		0.2769	$17.17
$63.00	$17.32		0.2749	$17.32
$64.00	$17.48		0.2731	$17.48
$65.00	$17.63		0.2712	$17.63
$66.00	$17.78		0.2694	$17.78
$67.00	$17.94		0.2678	$17.94
$68.00	$18.09		0.2660	$18.09
$69.00	$18.25		0.2645	$18.25
$70.00	$18.40		0.2629	$18.40
$71.00	$18.56		0.2614	$18.56
$72.00	$18.71		0.2599	$18.71
$73.00	$18.86		0.2584	$18.86
$74.00	$19.02		0.2570	$19.02
$75.00	$19.17		0.2556	$19.17

*	Market value based on hypothetical five-day average closing price on the NYSE of PNC common stock.

The examples above are illustrative only. The value of the merger consideration that you actually receive will be based on the actual average closing price of PNC common stock on the NYSE for the five trading days ending the day before the completion of the merger, as described below. The actual average closing price may be outside the range of the amounts set forth above, and as a result, the actual value of the merger consideration per share of PNC common stock may not be shown in the above table.

Regardless of Whether You Make a Cash Election or a Stock Election, You May Nevertheless Receive a Mix of Cash and Stock (page 39)

The aggregate number of shares of PNC common stock that will be issued in the merger is approximately 4.56 million, based on the number of shares of Sterling common stock outstanding on January 18, 2008, and the aggregate amount of cash that will be paid in the merger is approximately $224.27 million. If more Sterling shareholders make valid elections to receive either PNC common stock or cash than is available as merger consideration under the plan of merger, those Sterling shareholders electing the over-subscribed form of consideration will have the over-subscribed consideration proportionately reduced and substituted with consideration in the other form, despite their election.

What Holders of Sterling Stock Options Will Receive (page 44)

When we complete the merger, stock options to purchase shares of Sterling common stock that are outstanding immediately before completion of the merger will become options to acquire shares of PNC common stock. The number of shares of PNC common stock subject to such stock options and the exercise price of such options will be adjusted to reflect the exchange ratio.

In Order to Make a Valid Election, You Must Properly Complete and Deliver the Form of Election (page 44)

If you wish to elect the type of merger consideration you prefer to receive in the merger, you should carefully review and follow the instructions set forth in the form of election, which is being mailed to Sterling shareholders separately following the mailing of this document. You will need to sign, date and complete the form of election and transmittal materials and return them to the exchange agent at the address given in the materials, together with the certificates representing shares of Sterling common stock (or a properly completed notice of guaranteed delivery) prior to the election deadline. The form of election also includes delivery instructions for shares held in book-entry form. You should NOT send your stock certificates with your proxy card.

The election deadline will be March 25, 2008, although this may change if agreed to by PNC and Sterling. If PNC and Sterling agree to change the election deadline, PNC and Sterling will issue a press release announcing the change. If you fail to submit a properly completed and signed form of election, together with your stock certificates (or a properly completed notice of guarantee), by the election deadline, you will be deemed not to have made an election. As a non-electing holder, you will be paid merger consideration in an amount per share that is equivalent in value to the amount paid per share to holders making elections, but you may be paid all in cash, all in PNC common stock, or in part cash and in part PNC common stock, depending on the remaining pool of cash and PNC common stock available for paying merger consideration after honoring the cash elections and stock elections that other shareholders have made, and without regard to your preference.

If you hold shares in “street name,” you must follow your broker’s instructions to make an election.

Once you have tendered your Sterling stock certificates to the exchange agent, you may not transfer your shares of Sterling common stock represented by those stock certificates until the merger is completed, unless you revoke your election by written notice to the exchange agent that is received prior to the election deadline. If the merger is not completed and the plan of merger is terminated, stock certificates will be returned by the exchange agent.

The Merger Has Been Structured to Be Tax-Free to Sterling Shareholders to the Extent They Receive PNC Common Stock (page 56)

The exchange by U.S. holders of Sterling common stock for PNC common stock has been structured to be generally tax free for U.S. federal income tax purposes, except that:

•	U.S. holders of Sterling common stock that receive both cash and PNC common stock generally will recognize gain, but not loss, to the extent of the cash received;

•	U.S. holders of Sterling common stock that receive only cash generally will recognize gain or loss; and

•	U.S. holders of Sterling common stock generally will recognize gain or loss with respect to cash received instead of fractional shares of PNC common stock that such holders would otherwise be entitled to receive.

For further information, please refer to “Material United States Federal Income Tax Consequences of the Merger.”

The United States federal income tax consequences described above may not apply to all holders of Sterling common stock. Your tax consequences will depend on your individual situation. Accordingly, please consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Comparative Market Prices and Share Information (pages 13 and 66)

PNC common stock is listed on the NYSE under the symbol “PNC.” Sterling common stock is quoted on the NASDAQ Global Select Market under the symbol “SLFI.” The following table shows the closing sale prices of PNC common stock and Sterling common stock as reported on the NYSE and NASDAQ on July 18, 2007, the last trading day before we announced the merger, and on February 8, 2008, the last practicable trading day prior to mailing this document. The table also presents the equivalent value of the merger consideration per share of Sterling common stock on July 18, 2007 and February 8, 2008, calculated by multiplying the closing price of PNC common stock on those dates by 0.2582 and 0.2745, respectively, each representing the fraction of a share of PNC common stock that Sterling shareholders electing to receive PNC common stock would receive in the merger for each share of Sterling common stock, assuming that the average of the closing prices of PNC common stock on the NYSE for the five trading days ending the day before the completion of the merger was the closing price of PNC common stock on July 18, 2007 and February 8, 2008, respectively, and assuming no proration.

		Sterling Common	Equivalent per
	PNC Common Stock	Stock	Share Value

At July 18, 2007	$73.21	$10.55	$18.90
At February 8, 2008	$63.29	$15.86	$17.37

The market price of PNC common stock and Sterling common stock will fluctuate prior to the merger. You should obtain current stock price quotations for the shares.

Keefe, Bruyette & Woods, Inc. Has Provided an Opinion to the Sterling Board of Directors Regarding the Merger Consideration (page 28)

On July 18, 2007, the date that the Sterling board of directors approved the merger, Keefe, Bruyette & Woods, Inc., which we refer to as KBW, Sterling’s financial advisor, rendered an oral opinion to Sterling’s board of directors, that, as of that date and subject to a number of factors and assumptions, the consideration to be paid to Sterling shareholders in the merger was fair to such holders from a financial point of view. KBW confirmed its oral opinion by delivering to the Sterling board of directors a written opinion dated as of July 19, 2007. The full text of KBW’s written opinion is attached as Annex C to this proxy statement/prospectus. Sterling’s shareholders are urged to read the opinion in its entirety. KBW’s opinion does not constitute a recommendation to any Sterling shareholder as to how the shareholder should vote at the Sterling special meeting on the plan of merger or any related matter.

Sterling and KBW have entered into an agreement relating to the services to be provided by KBW in connection with the merger. Sterling has agreed to pay KBW, at the time of closing, a cash fee equal to 1.00% of the market value of the aggregate consideration offered in exchange for the outstanding shares of common stock and options of Sterling, minus $250,000 that was paid to KBW concurrently with the execution of the plan of merger and $500,000 payable promptly after the mailing of this proxy statement/prospectus. Pursuant to the KBW engagement agreement, Sterling has also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities, including liabilities under the federal securities laws.

The Sterling Board of Directors Recommends That Sterling Shareholders Vote “FOR” Approval of the Plan of Merger (page 27)

The Sterling board of directors believes that the merger is in the best interests of Sterling and its shareholders and has approved the merger and the plan of merger. The Sterling board of directors recommends that Sterling shareholders vote “FOR” adoption of the plan of merger.

Sterling’s Directors and Officers Have Financial Interests in the Merger That May Differ from Your Interests (page 36)

In considering the information contained in this document, you should be aware that Sterling’s executive officers and directors have financial interests in the merger that may be different from, or in addition to, the interests of Sterling shareholders. These additional interests of Sterling’s executive officers and directors may create potential conflicts of interest and cause these persons to view the proposed transaction differently than you may view it as a shareholder.

Sterling’s board of directors was aware of these interests and took them into account in its decision to approve the plan of merger. For information concerning these interests, please see the discussion under the caption “The Merger — Sterling’s Directors and Executive Officers Have Financial Interests in the Merger.”

Holders of Sterling Common Stock Do Not Have Dissenters Rights (page 34)

Under Pennsylvania law, shareholders of a corporation are not entitled to exercise dissenters rights if shares of the corporation are listed on a national securities exchange or held beneficially or of record by more than 2,000 persons. Because shares of Sterling’s common stock are quoted on the NASDAQ Global Select Market and Sterling has more than 2,000 shareholders, Sterling shareholders do not have the right to exercise dissenters rights or seek an appraisal of the value of their shares in connection with the merger.

Conditions That Must Be Satisfied or Waived for the Merger to Occur (page 51)

Currently, we expect to complete the merger in the first half of 2008. As more fully described in this document and in the plan of merger, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others:

•	approval by Sterling shareholders;

•	the receipt of all regulatory consents and approvals in connection with the merger of Sterling into PNC and the merger of certain banking subsidiaries of PNC and Sterling (in each case unless the failure to obtain such consents and approvals would not reasonably be expected to have a material adverse effect on Sterling or PNC measured on a scale relative to Sterling) without a condition or a restriction that would have a material adverse effect on Sterling or PNC, with materiality being measured on a scale relative to Sterling; and

•	the receipt of legal opinions by each company regarding the tax treatment of the merger.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Plan of Merger (page 52)

We may mutually agree to terminate the plan of merger before completing the merger, even after shareholder approval. In addition, either of us may decide to terminate the plan of merger, even after shareholder approval, if any order permanently prohibiting the merger becomes final and non-appealable or if the other party breaches the plan of merger in a way that would entitle the party seeking to terminate the agreement not to consummate the merger, subject to the right of the breaching party to cure the breach within 30 days following written notice (unless it is not possible to cure the breach). Either of us may terminate the plan of merger if the merger has not been completed by July 19, 2008, unless the reason the merger has not been completed by that date is a breach of the plan of merger by the company seeking to terminate the plan of merger. Either of us may terminate the plan of merger if the Sterling shareholders fail to approve the plan of merger at the special meeting.

PNC may terminate the plan of merger if the Sterling board of directors (1) fails to recommend that Sterling shareholders approve the merger or withdraws, qualifies, or modifies its recommendation (or resolves to take such action) in a manner adverse to PNC or (2) publicly recommends or endorses an alternative business combination proposal (or resolves to do so). PNC may also terminate the plan of merger if Sterling breaches its obligation to call and hold a shareholder meeting to consider the merger or its obligation to not solicit competing acquisition proposals.

Termination Fee (page 53)

In the event that PNC terminates the plan of merger because the Sterling board of directors publicly recommends or endorses an alternative business combination proposal in a manner adverse to PNC (or resolves to do so), Sterling will pay PNC a $7 million termination fee. If Sterling consummates an alternative transaction relating to such competing proposal at any time, or consummates any other alternative transaction before the twelve-month anniversary of the termination of the plan of merger, Sterling will pay PNC a $14 million termination fee.

In addition, we have agreed that if certain events occur related to an alternative business combination proposal and thereafter the plan of merger is terminated by:

•	either Sterling or PNC because the Sterling shareholders do not approve the merger at the shareholder meeting;

•	PNC because the Sterling board of directors fails to recommend that Sterling shareholders approve the merger or withdraws, qualifies, or modifies its recommendation in a manner adverse to PNC (or resolves to take such action);

•	PNC because Sterling breaches its obligation to call and hold a shareholder meeting to consider the merger or its obligation to not solicit competing acquisition proposals; or

•	PNC because of a willful breach by Sterling that cannot be cured or, if curable, is not cured within 30 days’ written notice to Sterling of the breach;

and in connection with any of the above-listed events:

•	Sterling consummates an alternative transaction before the twelve-month anniversary of the termination of the plan of merger, Sterling will pay PNC a $21 million termination fee.

•	Sterling enters into any agreement related to any acquisition proposal before the twelve-month anniversary of the termination of the plan of merger, Sterling will pay PNC a $7 million termination fee. If Sterling consummates an alternative transaction relating to such agreement, Sterling will pay PNC a $14 million termination fee.

Regulatory Approvals Required for the Merger (page 34)

Sterling and PNC have agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the plan of merger. These approvals include approval from the Board of Governors of the Federal Reserve System, which we refer to as the Federal Reserve Board, the Office of the Comptroller of the Currency, which we refer to as the OCC, and state regulatory authorities, including the Pennsylvania Department of Banking and the Delaware State Bank Commissioner. PNC and Sterling have completed, or will complete, the filing of applications and notifications to obtain the required regulatory approvals. In obtaining the required regulatory approvals, PNC is not required to agree to any restriction or condition that would have a material adverse effect on Sterling or PNC, measured on a scale relative to Sterling.

The Federal Reserve Board approved the transaction on January 25, 2008, the OCC approved the transaction on February 7, 2008, the Pennsylvania Department of Banking approved the transaction on September 17, 2007 and the Delaware State Bank Commissioner approved the transaction on December 31, 2007.

The Rights of Sterling Shareholders Who Receive Stock Consideration Will Be Different After the Merger (page 39)

The rights of Sterling shareholders are governed by Pennsylvania law and by Sterling’s amended and restated articles of incorporation and amended and restated bylaws. The rights of PNC shareholders are governed by Pennsylvania law and by PNC’s amended and restated articles of incorporation and amended and restated bylaws. After the completion of the merger, the rights of both shareholders will be governed by Pennsylvania law and PNC’s amended and restated articles of incorporation and amended and restated bylaws. Beginning on page 60 of this document, there is a description of shareholder rights under each of the PNC and Sterling governing documents, and of the material differences between them.

Sterling Will Hold its Special Meeting on March 26, 2008 (page 20)

The special meeting will be held on March 26, 2008, at 10:30 a.m., EST, at Liberty Place Conference Center 313, West Liberty Street, Lancaster, PA 17603. At the special meeting, Sterling shareholders will be asked to:

•	adopt the plan of merger;

•	approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to adopt the plan of merger; and

•	approve such other matters as may be appropriate in connection with the plan of merger.

Record Date.  Only holders of record of Sterling common stock at the close of business on January 18, 2008 will be entitled to vote at the special meeting. Each share of Sterling common stock is entitled to one vote. As of the record date of January 18, 2008, there were approximately 29,509,681 shares of Sterling common stock entitled to vote at the special meeting.

Required Vote.  A majority of the votes cast at the Sterling special meeting is required to approve the plan of merger, and a majority of the outstanding Sterling common stock entitled to vote is necessary to constitute a quorum in order to transact business at the special meeting.

As of the record date, directors and executive officers of Sterling and their affiliates had the right to vote approximately 1,494,410 shares of Sterling common stock, or 5.06% of the outstanding Sterling common stock entitled to be voted at the special meeting.

Information About the Companies (page 59)

The PNC Financial Services Group, Inc.

The PNC Financial Services Group, Inc. is a Pennsylvania corporation, a bank holding company and a financial holding company under U.S. federal law. PNC is one of the largest diversified financial services companies in the United States based on assets, with businesses engaged in retail banking, corporate and institutional banking, asset management and global fund processing services. PNC provides many of its products and services nationally and others in PNC’s primary geographic markets located in Pennsylvania; New Jersey; Washington, DC; Maryland; Virginia; Ohio; Kentucky; and Delaware. PNC also provides certain global fund processing services internationally. PNC stock is listed on the NYSE under the symbol “PNC.” As of September 30, 2007, PNC had total consolidated assets of approximately $131.4 billion, total consolidated deposits of approximately $78.4 billion and total consolidated stockholders’ equity of approximately $14.5 billion. The principal executive offices of PNC are located at One PNC Plaza, 249 Fifth Avenue, Pittsburgh, Pennsylvania 15222-2707, and its telephone number is (412) 762-2000.

Sterling Financial Corporation

Sterling Financial Corporation (NASDAQ: SLFI) is a diversified financial services company based in Lancaster, Pennsylvania. Sterling Banking Services Group affiliates offer a full range of banking services in south-central Pennsylvania, northern Maryland and northern Delaware. The group also offers correspondent banking services in the mid-Atlantic region to other companies within the financial services industry, and banking related insurance services. Sterling Financial Services Group affiliates provide specialty commercial financing; fleet and equipment leasing; and investment, trust and brokerage services. The principal executive offices of Sterling are located at 101 North Pointe Boulevard, Lancaster, Pennsylvania 17601 and its telephone number is (717) 581-6030.

For information about Sterling and issues facing it as a result of developments related to its subsidiary, Equipment Finance, LLC, please see “Recent Developments Regarding Sterling” beginning on page 68 and “The Merger — Background of the Merger” beginning on page 23.

Recent Developments

PNC Earnings for Fourth Quarter and Year Ended December 31, 2007

On January 17, 2008, PNC announced its unaudited consolidated financial results for the quarter and year ended December 31, 2007. Net income for the year ended December 31, 2007 was $1.5 billion, or $4.35 per diluted share, compared with 2006 net income of $2.6 billion, or $8.73 per diluted share. Net income for 2006 included a $1.3 billion after-tax gain from the BlackRock/Merrill Lynch Investment Managers transaction. Net income for the fourth quarter of 2007 was $178 million, or $0.52 per diluted share, compared with $376 million, or $1.27 per diluted share, in the fourth quarter of 2006. The final audited consolidated financial results for the year ended 2007 may vary from our expectations and may be materially different from the preliminary consolidated financial results we are providing above due to the completion of the year end audit. Accordingly, you should not place undue reliance on the foregoing financial information.

Sterling Earnings for Fourth Quarter 2007

Although Sterling has not completed its final review of its fourth quarter 2007 results and, accordingly, you should not place undue reliance on the following financial information, it currently estimates that it will incur a net loss of between $2 million and $3 million for the fourth quarter of 2007.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF PNC

Set forth below are highlights from PNC’s consolidated financial data as of and for the years ended December 31, 2002 through 2006 and as of and for the nine months ended September 30, 2006 and 2007. The results of operations for the nine months ended September 30, 2006 and 2007 are not necessarily indicative of the results of operations for the full year or any other interim period. PNC management prepared the unaudited information on the same basis as it prepared PNC’s audited consolidated financial statements. In the opinion of PNC management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. You should read this information in conjunction with PNC’s consolidated financial statements and related notes included in PNC’s Annual Report on Form 10-K for the year ended December 31, 2006, as amended by Form 10-K/A, and PNC’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as amended by Form 10-Q/A, which are incorporated by reference in this document and from which this information is derived. See “Where You Can Find More Information” on page 74.

PNC — Summary of Consolidated Financial Data

	Nine Months
	Ended September 30,		Year Ended December 31,
	2007(a)	2006	2006 (b),(c)	2005	2004	2003	2002

Earnings (in millions)
Net interest income	$2,122	$1,679	$2,245	$2,154	$1,969	$1,996	$2,197
Provision for credit losses	127	82	124	21	52	177	309
Noninterest income	2,956	5,358	6,327	4,173	3,572	3,263	3,197
Noninterest expense	3,083	3,474	4,443	4,306	3,712	3,467	3,223

Income before minority interest and income taxes	1,868	3,481	4,005	2,000	1,777	1,615	1,862
Minority interest in income of BlackRock	—	47	47	71	42	47	41
Income taxes	579	1,215	1,363	604	538	539	621

Income from continuing operations	1,289	2,219	2,595	1,325	1,197	1,029	1,200
(Loss) Income from discontinued operations, net of tax	—	—	—	—	—	—	(16)

Income before cumulative effect of accounting change	1,289	2,219	2,595	1,325	1,197	1,029	1,184
Cumulative effect of accounting change, net of tax	—	—	—	—	—	(28)	—

Net income	$1,289	$2,219	$2,595	$1,325	$1,197	$1,001	$1,184

Per common share data
Basic earnings (loss)
Continuing operations	$3.92	$7.60	$8.89	$4.63	$4.25	$3.68	$4.23
Discontinued operations	—	—	—	—	—	—	(0.05)

Before cumulative effect of accounting change	3.92	7.60	8.89	4.63	4.25	3.68	4.18
Cumulative effect of accounting change	—	—	—	—	—	(0.10)	—

Net income	$3.92	$7.60	$8.89	$4.63	$4.25	$3.58	$4.18

	Nine Months
	Ended September 30,		Year Ended December 31,
	2007(a)	2006	2006 (b),(c)	2005	2004	2003	2002

Diluted earnings(loss)
Continuing operations	$3.85	$7.46	$8.73	$4.55	$4.21	$3.65	$4.20
Discontinued operations	—	—	—	—	—	—	(0.05)

Before cumulative effect of accounting change	3.85	7.46	8.73	4.55	4.21	3.65	4.15
Cumulative effect of accounting change	—	—	—	—	—	(0.10)	—

Net income	$3.85	$7.46	$8.73	$4.55	$4.21	$3.55	$4.15

Cash dividends declared	$1.81	$1.60	$2.15	$2.00	$2.00	$1.94	$1.92
Period end balances (in millions)
Total assets	$131,366	$98,436	$101,820	$91,954	$79,723	$68,168	$66,377
Total deposits	78,409	64,572	66,301	60,275	53,269	45,241	44,982
Total borrowed funds	27,453	14,695	15,028	16,897	11,964	11,453	9,116
Total shareholders’ equity	14,539	10,758	10,788	8,563	7,473	6,645	6,859

(a)	Amounts for 2007 reflect the impact of PNC’s March 2, 2007 acquisition of Mercantile Bankshares Corporation.

(b)	Noninterest income for 2006 included the pretax impact of the following: gain on the BlackRock/Merrill Lynch Investment Managers (“MLIM”) transaction of $2.1 billion; securities portfolio rebalancing loss of $196 million; and mortgage loan portfolio repositioning loss of $48 million. Noninterest expense for 2006 included the pretax impact of BlackRock/MLIM transaction integration costs of $91 million. An additional $10 million of integration costs, recognized in the fourth quarter of 2006, were included in noninterest income as a negative component of the asset management line. The after-tax impact of these items was as follows: BlackRock/MLIM transaction gain — $1.3 billion; securities portfolio rebalancing loss — $127 million; mortgage loan portfolio repositioning loss — $31 million; and BlackRock/MLIM transaction integration costs — $47 million.

The aggregate after-tax impact of these items increased net income for the year ended December 31, 2006 by $1.1 billion. On a per share basis, the aggregate after-tax impact of these items increased net income by $3.72 per basic common share or $3.67 per diluted common share.

(c)	Due to the significant one-time adjustments for PNC during 2006, the results for that year may not be typical.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF STERLING

Set forth below are highlights from Sterling’s consolidated financial data as of and for the year ended December 31, 2006 and as of and for the nine months ended September 30, 2007. The results of operations for the nine months ended September 30, 2007 are not necessarily indicative of the results of operations for the full year or any other interim period. You should read this information in conjunction with Sterling’s consolidated financial statements and related notes included in Annex A from which this information is derived.

Sterling — Summary of Consolidated Financial Data

		Year Ended
	Nine Months Ended	December 31,
	September 30,	2006
	2007	(Restated)(1)

Earnings (in millions)
Net interest income	$56	$78
Provision for loan losses	7	17
Noninterest income	58	68
Noninterest expenses	122	132

Income (loss) before income taxes	(15)	(3)
Applicable income tax benefit	(8)	(5)

Net income (loss) from continuing operations(2)(3)	(7)	2
Income (loss) from discontinued operations, net of tax	—	(5)

Net income (loss)(2)(3)	$(7)	$(3)

Per Common Share Data
Basic earnings (loss) per share
Continuing operations	$(0.25)	$0.06
Discontinued operations	—	(0.17)

Net income (loss)(2)(3)	$(0.25)	$(0.11)
Diluted earnings (loss) per share
Continuing operations	$(0.25)	$0.06
Discontinued operations	—	(0.17)

Net income (loss)(2)(3)	$(0.25)	$(0.11)
Cash dividends declared	$0.15	$0.58
Period end balances (in millions)
Total Assets	$3,241	$3,077
Total Deposits	2,735	2,616
Total Borrowed Funds	340	284
Total Shareholders’ Equity	110	129

(1)	The year ended December 31, 2006 consolidated financial statements have been restated to give effect to losses associated with the write-off of certain finance receivables within Sterling’s subsidiary Equipment Finance, LLC. These losses arose due to the fraudulent activity at EFI, discussed under the heading “Introduction” in Annex A to this proxy statement/prospectus. The net effect of this restatement was a cumulative after-tax adjustment to January 1, 2006 stockholders’ equity of $162.0 million.

The year ended December 31, 2006 consolidated financial statements were restated as follows: a reduction to net interest income of $43.6 million, an increase in the provision for loan losses of $12.4 million, a reduction in noninterest income of $941,000, an increase in noninterest expenses of $5.7 million, and a reduction of net income of $39.8 million. Amounts as of December 31, 2006 have been restated as follows: a reduction in total loans, net of allowance for loan losses, of $281.0 million; a reduction of total assets of $203.0 million; and a reduction of stockholder’s equity of $201.8 million. See Note 2 to the consolidated financial statements in Annex A for additional information regarding the effect of the fraudulent activities at EFI.

(2)	Sterling incurred EFI-related investigation, legal, accounting and other costs, including losses related to the repurchase of previously sold loans and other losses related to fraudulent payments, of $14.0 million after taxes ($0.47 per share loss) and $7.1 million after taxes ($0.24 per share loss) for the nine months ended September 30, 2007 and the year ended December 31, 2006, respectively. Sterling also incurred merger-related expenses totaling $1.1 million after taxes ($0.04 per share loss) in the nine months ended September 30, 2007, which relate to the cost of the acceleration of the vesting of stock options and restricted stock upon the signing of the plan of merger and other costs associated with the pending merger with PNC.

(3)	Sterling has not established a reserve or recorded any amounts for any of the litigation described under the heading “Recent Developments Regarding Sterling.”

COMPARATIVE PER SHARE DATA

The following table sets forth for PNC common stock and Sterling common stock certain historical, pro forma and pro forma-equivalent per share financial information. The pro forma and pro forma-equivalent per share information gives effect to the merger as if the merger had been effective on the dates presented, in the case of the book value data, and as if the merger had become effective on January 1, 2006, in the case of the net income and dividends declared data. The pro forma data in the tables assume that the merger is accounted for using the purchase method of accounting and represents a current estimate based on available information of the combined company’s results of operations. The pro forma financial adjustments record the assets and liabilities of Sterling at their estimated fair values and are subject to adjustment as additional information becomes available and as additional analyses are performed. See “Accounting Treatment” on page 55. The information in the following table is based, in the case of PNC, on, and should be read together with, the historical financial information that PNC has presented in its prior filings with the Securities and Exchange Commission, which we refer to as the SEC. See “Where You Can Find More Information” on page 74. In the case of Sterling, the information in the following table is based on Sterling’s restated financial information for the periods presented. See “Information About the Companies — Sterling Financial Corporation” on page 59.

We anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses and revenue enhancement opportunities. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of possible revenue enhancements, expense efficiencies, asset dispositions and share repurchases, among other factors, that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods. The Comparative Per Share Data Table for the nine months ended September 30, 2007 and the year ended December 31, 2006 combines the historical income per share data of PNC and its subsidiaries and Sterling and its subsidiaries giving effect to the merger as if the merger had become effective on January 1, 2006, using the purchase method of accounting. Upon completion of the merger, the operating results of Sterling will be reflected in the consolidated financial statements of PNC on a prospective basis.

				Pro Forma
				Equivalent
	PNC	Sterling	Pro Forma	Sterling
	Historical (a),(b)	Historical (d),(e),(f)	Combined(c)	Share

Earnings per share from continuing operations for the twelve months ended December 31, 2006:
Basic	$8.89	$0.06	$8.71	$2.25
Diluted	8.73	0.06	8.56	2.21
Earnings (loss) per share from continuing operations for the nine months ended September 30, 2007:
Basic	3.92	(0.25)	3.81	0.98
Diluted	3.85	(0.25)	3.75	0.97
Dividends Declared:
For the year ended December 31, 2006	2.15	0.58	2.15	0.56
For the nine months ended September 30, 2007	1.81	0.15	1.81	0.47
Book Value:
As of December 31, 2006	36.80	4.34	37.35	9.64
As of September 30, 2007	43.12	3.74	43.52	11.24

(a)	Amounts for 2007 reflect the impact of PNC’s March 2, 2007 acquisition of Mercantile Bankshares Corporation.

(b)	Noninterest income for 2006 included the pretax impact of the following: gain on the BlackRock/MLIM transaction of $2.1 billion; securities portfolio rebalancing loss of $196 million; and mortgage loan portfolio repositioning loss of $48 million. Noninterest expense for 2006 included the pretax impact of BlackRock/MLIM transaction integration costs of $91 million. An additional $10 million of integration costs, recognized in the fourth quarter of 2006, were included in noninterest income as a negative component of the asset management line. The after-tax impact of these items was as follows: BlackRock/MLIM transaction gain — $1.3 billion; securities portfolio rebalancing loss — $127 million; mortgage loan portfolio repositioning loss — $31 million; and BlackRock/MLIM transaction integration costs — $47 million.

The aggregate after-tax impact of these items increased net income for the year ended December 31, 2006 by $1.1 billion. On a per share basis, the aggregate after-tax impact of these items increased net income by $3.72 per basic common share or $3.67 per diluted common share.

(c)	Due to the significant one-time adjustments for PNC during 2006, the pro forma combined results for that year may not be typical. If the one-time adjustments are excluded, the difference between PNC’s historical results and the pro forma combined results would decrease significantly.

(d)	The year ended December 31, 2006 consolidated financial statements have been restated to give effect to losses associated with the write-off of certain finance receivables within Sterling’s subsidiary Equipment Finance, LLC. These losses arose due to the fraudulent activity at EFI, discussed under the heading “Introduction” in Annex A to this proxy statement/prospectus. The net effect of this restatement was a cumulative after-tax adjustment to January 1, 2006 stockholders’ equity of $162.0 million.

The year ended December 31, 2006 consolidated financial statements were restated as follows: a reduction to net interest income of $43.6 million, an increase in the provision for loan losses of $12.4 million, a reduction in noninterest income of $941,000, an increase in noninterest expenses of $5.7 million, and a reduction of net income of $39.8 million. Amounts as of December 31, 2006 have been restated as follows: a reduction in total loans, net of allowance for loan losses, of $281.0 million; a reduction of total assets of $203.0 million; and a reduction of stockholder’s equity of $201.8 million. See Note 2 to the consolidated financial statements in Annex A for additional information regarding the effect of the fraudulent activities at EFI.

(e)	Sterling incurred EFI-related investigation, legal, accounting and other costs, including losses related to the repurchase of previously sold loans and other losses related to fraudulent payments, of $14.0 million after taxes ($0.47 per share loss) and $7.1 million after taxes ($0.24 per share loss) for the nine months ended September 30, 2007 and the year ended December 31, 2006, respectively. Sterling also incurred merger-related expenses totaling $1.1 million after taxes ($0.04 per share loss) in the nine months ended September 30, 2007, which relate to the cost of the acceleration of the vesting of stock options and restricted stock upon the signing of the plan of merger and other costs associated with the pending merger with PNC.

(f)	Sterling has not established a reserve or recorded any amounts for any of the litigation described under the heading “Recent Developments Regarding Sterling.”

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this document, including the matters under the caption “Cautionary Statement Regarding Forward-Looking Statements” and the matters discussed under the caption “Risk Factors” included in the Annual Report on Form 10-K filed by PNC for the year ended December 31, 2006 as updated by subsequently filed Forms 10-Q, 10-K/A and 10-Q/A, you should carefully consider the following factors in deciding whether to vote for adoption of the plan of merger.

Because the Market Price of PNC Common Stock Will Fluctuate, Sterling Shareholders Cannot Be Sure of the Trading Price of the Merger Consideration They Will Receive.

Upon completion of the merger, each share of Sterling common stock will be converted into the right to receive merger consideration consisting of shares of PNC common stock and/or cash pursuant to the terms of the plan of merger. The value of the merger consideration to be received by Sterling shareholders will be based on the average closing price of PNC common stock on the NYSE for the five trading days ending on the day before the completion of the merger. This average price may vary from the closing price of PNC common stock on the date we announced the merger, on the date this document was mailed to Sterling shareholders and on the date of the meeting of the Sterling shareholders. Any change in the market price of PNC common stock prior to completion of the merger will affect the value of the merger consideration that Sterling shareholders will receive upon completion of the merger. Accordingly, at the time of the Sterling special meeting and prior to the election deadline, Sterling shareholders will not necessarily know or be able to calculate the amount of the cash consideration they would receive or the exchange ratio used to determine the number of any shares of PNC common stock they would receive upon completion of the merger. Sterling is not permitted to resolicit the vote of Sterling shareholders solely because of changes in the market price of either company’s stock. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control. You should obtain current market quotations for shares of PNC common stock and for shares of Sterling common stock.

We May Fail to Realize All of the Anticipated Benefits of the Merger.

The success of the merger will depend, in part, on our ability to realize the anticipated benefits and cost savings from combining the businesses of PNC and Sterling. However, to realize these anticipated benefits and cost savings, we must successfully combine the businesses of PNC and Sterling. If we are not able to achieve these objectives, the anticipated benefits and cost savings of the merger may not be realized fully or at all or may take longer to realize than expected. Upon completion of the merger, PNC would become subject to the litigation matters described under the heading “Recent Developments at Sterling — Civil Litigation” to the extent such matters are still outstanding. PNC does not currently believe that the potential liability in connection with such matters would be material to its business.

PNC and Sterling have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Sterling and PNC during the transition period.

The Market Price of PNC Common Stock After the Merger May Be Affected by Factors Different from Those Affecting the Shares of Sterling or PNC Currently.

The businesses of PNC and Sterling differ and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations of Sterling. For a discussion of the businesses of PNC and Sterling and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this document and referred to under “Where You Can Find More Information,” and the discussion of Sterling’s business and other information in Annex A.

Sterling Shareholders Will Have a Reduced Ownership and Voting Interest After the Merger and Will Exercise Less Influence Over Management.

Sterling’s shareholders currently have the right to vote in the election of the Sterling board of directors and on other matters affecting Sterling. When the merger occurs, each Sterling shareholder that receives shares of PNC common stock will become a shareholder of PNC with a percentage ownership of the combined organization that is much smaller than the shareholder’s percentage ownership of Sterling. In fact, it is expected that the former shareholders of Sterling as a group will own approximately 1% of the outstanding shares of PNC immediately after the merger. Because of this, Sterling’s shareholders will have less influence on the management and policies of PNC than they now have on the management and policies of Sterling.

Sterling Will Be Subject to Business Uncertainties While the Merger Is Pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Sterling and consequently on PNC. These uncertainties may impair Sterling’s ability to attract, retain and motivate key personnel until the merger is consummated, and could cause customers, vendors and others that deal with Sterling to seek to change existing business relationships with Sterling. Retention of certain employees may be challenging during the pendency of the merger, as certain employees may experience uncertainty about any future role with PNC. If key employees depart because of issues related to the uncertainty and difficulty of integration or a desire not to remain with PNC, PNC’s business following the merger could be negatively affected.

Sterling Shareholders May Receive a Form of Consideration Different from What They Elect.

Although each Sterling shareholder may elect to receive all cash, all PNC common stock, or a combination thereof in the merger, the cash and stock elections are subject to proration and adjustment to preserve the proportion of the aggregate number of PNC shares to be issued to the aggregate cash consideration to be paid in the merger. As a result, even if you make an all-cash election or an all-stock election, you may nevertheless receive a mix of cash and stock consideration. In addition, if you elect to receive a combination of stock and cash, you may not receive the desired mix.

If You Are a Sterling Shareholder and You Tender Shares of Sterling Common Stock to Make an Election, You Will Not Be Able to Sell Those Shares, Unless You Revoke Your Election Prior to the Election Deadline.

If you are a registered Sterling shareholder and want to make a valid cash or stock election, you will have to deliver your stock certificates (or follow the procedures for guaranteed delivery), and a properly completed and signed form of election to the exchange agent. For further details on the determination of the election deadline, see “The Plan of Merger — Conversion of Shares; Exchange of Certificates and Book-Entry Shares; Elections as to Form of Consideration — Form of Election.” The election deadline will be the later of the day before the special meeting and the date the parties believe to be as near as practicable to five business days before the closing of the merger, unless otherwise agreed to by PNC and Sterling. You will not be able to sell any shares of Sterling common stock that you have delivered as part of your election unless you revoke your election before the deadline by providing written notice to the exchange agent. If you do not revoke your election, you will not be able to liquidate your investment in Sterling common stock for any reason until you receive cash and/or PNC common stock in the merger. In the time between the election deadline and the closing of the merger, the trading price of Sterling or PNC common stock may decrease, and you might otherwise want to sell your shares of Sterling common stock to gain access to cash, make other investments, or reduce the potential for a decrease in the value of your investment. The date that you will receive your merger consideration depends on the completion date of the merger, which is uncertain. The completion date of the merger might be later than expected due to unforeseen events, such as delays in obtaining regulatory approvals.

The Merger Is Subject to the Receipt of Consents and Approvals from Government Entities that May Impose Conditions that Could Have an Adverse Effect on PNC.

Before the merger may be completed, various waivers, approvals or consents must be obtained from the Federal Reserve Board, various other bank regulatory and other authorities and the Financial Industry Regulatory Authority. These governmental entities may impose conditions on the completion of the merger or require changes to the terms of the merger. Although PNC and Sterling do not currently expect that any such conditions or changes will be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of PNC following the merger, any of which might have an adverse effect on PNC following the merger. The Federal Reserve Board approved the transaction on January 25, 2008, the OCC approved the transaction on February 7, 2008, the Pennsylvania Department of Banking approved the transaction on September 17, 2007 and the Delaware State Bank Commissioner approved the transaction on December 31, 2007. PNC is not obligated to complete the merger if the regulatory approvals received in connection with the completion of the merger include any condition or restrictions that would reasonably be expected to have a material adverse effect on Sterling or PNC, measured relative to Sterling, but PNC could choose to waive this condition.

Sterling’s Executive Officers and Directors Have Financial Interests in the Merger that May Be Different from, or in Addition to, the Interests of Sterling Shareholders.

Sterling’s executive officers and directors have financial interests in the merger that may be different from, or in addition to, the interests of Sterling shareholders. For example, the executive officers and certain key employees of Sterling may receive bonus or retention payments or new equity awards with respect to PNC common stock.

Sterling’s board of directors was aware of these interests and took them into account in its decision to approve and adopt the plan of merger. For information concerning these interests, please see the discussion under the caption “The Merger — Sterling’s Directors and Executive Officers Have Financial Interests in the Merger.”

The Shares of PNC Common Stock to Be Received by Sterling Shareholders Receiving the Stock Consideration as a Result of the Merger Will Have Different Rights from the Shares of Sterling Common Stock.

Upon completion of the merger, Sterling shareholders who receive the stock consideration will become PNC shareholders and their rights as shareholders will be governed by the amended and restated articles incorporation and amended and restated bylaws of PNC. The rights associated with Sterling common stock are different from the rights associated with PNC common stock. See the section of this proxy statement/prospectus titled “Comparison of Shareholders’ Rights” beginning on page 60 for a discussion of the different rights associated with PNC common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains or incorporates by reference a number of forward-looking statements, including statements about the financial conditions, results of operations, earnings outlook and prospects of PNC, Sterling and the potential combined company and may include statements for the period following the completion of the merger. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

The forward-looking statements involve certain risks and uncertainties. The ability of either PNC or Sterling to predict results or the actual effects of its plans and strategies, or those of the combined company, is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from such forward-looking statements include those set forth under the heading “Risk Factors” beginning on page 15, as well as, among others, the following:

•	those discussed and identified in public filings with the SEC made by PNC;

•	completion of the merger is dependent on, among other things, receipt of shareholder and regulatory approvals, the timing of which cannot be predicted with precision and which may not be received at all;

•	the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	the integration of Sterling’s business and operations with those of PNC may take longer than anticipated, may be more costly than anticipated and may have unanticipated adverse results relating to Sterling’s or PNC’s existing businesses;

•	the anticipated cost savings and other synergies of the merger may take longer to be realized or may not be achieved in their entirety, and attrition in key client, partner and other relationships relating to the merger may be greater than expected; and

•	additionally, with respect to Sterling’s business:

•	operating, legal and regulatory risks;

•	economic, political and competitive forces impacting Sterling’s various lines of business;

•	recently enacted, proposed and future banking legislation and regulations that have had, and will continue to have or may have, a significant impact on the financial services industry;

•	the risk that Sterling’s analysis of these risks and forces could be incorrect and/or that the strategies developed to address them could be unsuccessful;

•	the possibility that increased demand or prices for Sterling’s financial services and products may not occur;

•	volatility in the levels of interest rates, as well as the difference between short- and long-term rates as reflected in the shape of the yield curve;

•	the possibility of a downturn in the real estate market in south-central Pennsylvania, northern Maryland and certain counties in Delaware, where Sterling’s business activities and credit exposure are concentrated;

•	integration of Sterling’s acquired affiliates may not occur as quickly or smoothly as anticipated, and projected synergies may not occur on the projected time frame or at all;

•	the risk that the fair values of the business segments will not continue to exceed their carrying value;

•	changes/volatility in the securities markets; and

•	other risks and uncertainties.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this document or the date of any document incorporated by reference in this document.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this document and attributable to PNC or Sterling or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this document. Except to the extent required by applicable law or regulation, PNC and Sterling undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

THE STERLING SPECIAL MEETING OF SHAREHOLDERS

This section contains information about the special meeting of Sterling shareholders that has been called to consider and adopt the plan of merger of Sterling with and into PNC, with PNC as the surviving corporation in the merger.

Together with this document, we are also sending you a notice of the special meeting and a form of proxy that is solicited by the Sterling board of directors. The special meeting will be held on March 26, 2008, at 10:30 a.m., EST, at Liberty Place Conference Center, 313 West Liberty Street, Lancaster, PA 17603, subject to any adjournments or postponements.

Matters to Be Considered

The purpose of the special meeting is to vote on a proposal to adopt the plan of merger and related matters.

You also will be asked to vote upon a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to adopt the plan of merger.

Proxies

Each copy of this document mailed to holders of Sterling common stock is accompanied by a form of proxy with instructions for voting. If you hold stock in your name as a shareholder of record, you should complete and return the proxy card accompanying this document to ensure that your vote is counted at the special meeting, or at any adjournment or postponement of the special meeting, regardless of whether you plan to attend the special meeting. You may also authorize a proxy to vote your shares by telephone or through the Internet as instructed on the proxy card.

If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker.

If you hold stock in your name as a shareholder of record, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date or submitting another proxy via the Internet or by telephone, (2) delivering a written revocation letter to Sterling’s Secretary or (3) attending the special meeting in person, notifying the Secretary, and voting by ballot at the special meeting. If you hold your stock in “street name” through a bank or broker, you must follow your bank’s or broker’s instructions to revoke your proxy.

Any shareholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, and such vote will revoke any previous proxy but the mere presence (without notifying Sterling’s Secretary) of a shareholder at the special meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy should be addressed to:

Sterling Financial Corporation
1097 Commercial Avenue, MC 294-953
East Petersburg, PA 17520
Attention: Corporate Secretary

All shares represented by valid proxies that we receive through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” adoption of the plan of merger and “FOR” approval of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to adopt the plan of merger.

Sterling 401(k) Retirement Plan Participants

Sterling has engaged Fiduciary Counselors Inc. as an independent fiduciary to manage the Sterling common stock investment fund in the Sterling Financial Corporation 401(k) Retirement Plan, which we refer to as the 401(k) Plan. If you are a Sterling 401(k) Plan participant who, as of the record date, has shares of Sterling common stock allocated to your account under the 401(k) Plan, you are entitled to give voting instructions for those shares to Fiduciary Counselors. You also have the right, with respect to the shares of Sterling common stock allocated to your account, to elect to receive merger consideration consisting of cash, shares of PNC common stock, or a combination of both. The election procedures are described under the heading “The Plan of Merger — Consideration to Be Received in the Merger” beginning on page 39. As explained in that section, regardless of whether you make a cash election or a stock election, you might nevertheless receive a mix of cash and stock due to proration and adjustment.

Fiduciary Counselors has retained Ellen Philip Associates to provide proxy tabulation services for the 401(k) Plan in connection with the merger. You will receive a separate voting instruction card and form of election for your 401(k) Plan shares, and Fiduciary Counselors will make sure that your voting instructions and election of merger consideration remain confidential. Fiduciary Counselors will instruct the trustee of the 401(k) Plan to vote the shares allocated to your account as you direct, provided that your instructions are not contrary to the fiduciary standards of the Employee Retirement Income Security Act of 1974, as amended. If you do not provide voting instructions to Fiduciary Counselors by the voting deadline, Fiduciary Counselors will determine how to vote the shares allocated to your account, and any other shares for which Fiduciary Counselors receives no voting instructions by the deadline. If a matter arises at the meeting, or at another time when Fiduciary Counselors has no practical means for receiving participant direction, Fiduciary Counselors will determine how to vote on that matter. To allow sufficient time for voting of the shares held by the 401(k) Plan, your voting instructions, whether by proxy, telephone or Internet, must be received by noon, EST, on March 24, 2008.

Solicitation of Proxies

Sterling will bear the entire cost of soliciting proxies from you. In addition to solicitation of proxies by mail, Sterling will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of Sterling common stock and secure their voting instructions. Sterling will reimburse the record holders for their reasonable expenses in taking those actions. Sterling has also made arrangements with Georgeson, Inc. to assist in soliciting proxies and has agreed to pay them $8,500 plus reasonable expenses for these services. If necessary, Sterling may use several of its employees, officers or directors, who will not be specially compensated, to solicit proxies from Sterling shareholders, either personally or by telephone, facsimile, letter or other electronic means.

PNC and Sterling will share equally the expenses incurred in connection with the printing and mailing of this document.

Record Date

The close of business on January 18, 2008 has been fixed as the record date for determining the Sterling shareholders entitled to receive notice of and to vote at the special meeting. At that time, approximately 29,509,681 shares of Sterling common stock were outstanding, held by approximately 4,536 holders of record. Sterling shareholders are entitled to one vote on each matter considered and voted on at the special meeting for each share of Sterling common stock held of record at the close of business on the record date.

Voting Rights and Vote Required

The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Sterling common stock entitled to vote is necessary to constitute a quorum at the special meeting. Abstentions will be counted for the purpose of determining whether a quorum is present.

Under applicable Pennsylvania law, a majority of the votes cast at the Sterling special meeting is required to approve the plan of merger. For purposes of determining the number of votes cast with respect to a matter, only those votes cast “for” and “against” a proposal are counted. Abstentions and any broker non-votes will be treated as shares that are present for purposes of determining the presence of a quorum but will not be counted “for” or “against” a proposal.

As of the record date, directors and executive officers of Sterling and their affiliates had the right to vote approximately 1,494,410 shares of Sterling common stock, or 5.06% of the outstanding Sterling common stock at that date.

Approval of any proposal to adjourn or postpone the meeting, if necessary, for the purpose of soliciting additional proxies may be obtained by approval of the holders of a majority of the shares of Sterling common stock present in person or represented by proxy at the special meeting, whether or not a quorum is present.

Recommendation of the Sterling Board of Directors

The Sterling board of directors has adopted the plan of merger and the transactions it contemplates, including the merger. The Sterling board of directors determined that the merger, plan of merger and the transactions contemplated by the plan of merger are advisable and in the best interests of Sterling and its shareholders and recommends that you vote “FOR” adoption of the plan of merger, “FOR” the approval of the adjournment, if necessary, and “FOR” the approval of other matters appropriate in connection with the plan of merger. See “The Merger — Reasons for the Merger; Recommendation of Sterling’s Board of Directors” for a more detailed discussion of the Sterling board of directors’ recommendation.

Attending the Meeting

All holders of Sterling common stock, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, may attend the special meeting. Shareholders of record can vote in person at the special meeting. If you are not a shareholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted.

THE MERGER

The following discussion describes certain aspects of the merger. We urge you to read carefully this entire document, including the plan of merger and the financial advisor opinion attached as Annexes to this document, for a more complete understanding of the merger.

Sterling’s board of directors has adopted the plan of merger and approved the merger. The plan of merger provides for combining our companies through the merger of Sterling with and into PNC, with PNC as the surviving corporation. We expect to complete the merger of Sterling and PNC in the first half of 2008, although delays may occur.

Please see “The Plan of Merger” beginning on page 38 for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the merger and the provisions for terminating or amending the plan of merger.

Background of the Merger

The banking and financial services industry has seen significant consolidation and changes over the last several years. During that time, Sterling’s board of directors has kept abreast of these developments, and Sterling has completed several acquisitions, as a result of which Sterling diversified its business and expanded its geographic reach. From time to time, other financial institutions have expressed interest in pursuing a merger-of-equals or acquisition transaction with Sterling, but until recently Sterling has not engaged in substantial discussions relating to such a transaction.

The decision to enter into the merger agreement is the result of an extensive deliberative process by Sterling’s board of directors and was reached after an evaluation of Sterling’s strategic alternatives. As Sterling has previously disclosed, in early April 2007, Sterling management received information suggesting irregularities in certain financing contracts at its commercial finance subsidiary, Equipment Finance LLC, which we refer to as EFI. EFI is a wholly owned subsidiary of BLC Bank, N.A., formerly known as Bank of Lancaster County, N.A., which is the principal banking subsidiary of Sterling. Sterling acquired EFI in February 2002. Upon receiving information regarding the irregularities, management immediately notified the chairman of the board of directors, the board’s audit committee and Sterling’s independent auditor, Ernst & Young LLP, and the audit committee hired legal counsel, Stradley Ronon Stevens & Young, LLP, to conduct an independent investigation. With the audit committee’s approval, Stradley Ronon Stevens & Young engaged a forensic accounting firm, KPMG LLP, to assist in the investigation. Sterling also retained Promontory Financial Group, which we refer to as Promontory, to review its internal controls and procedures and assist with regulatory matters.

In its early stages, the investigation revealed evidence of a sophisticated loan scheme orchestrated deliberately by EFI officers and employees over an extended period of time to conceal credit delinquencies, falsify financing contracts and related documents, and subvert Sterling’s established controls and reporting systems. Please see “Recent Developments Regarding Sterling — Results of the Independent Investigation” for further information.

As a result of the events related to EFI, Sterling announced on April 19, 2007 that it would delay its first quarter earnings release and, on April 30, 2007, announced that Sterling’s previously issued financial statements and earnings press releases and similar communications for fiscal periods commencing on or after January 1, 2004 should no longer be relied upon in light of these irregularities. Sterling also stated that the impact of the irregularities may be material for prior years, depending on the results of the investigation. In the period from February 2002 through December 31, 2006, EFI contributed an aggregate of approximately $56 million (or approximately 33%) to Sterling’s aggregate consolidated reported net income of approximately $167.5 million.

As the investigation progressed, the board of directors and management began to evaluate the ramifications of the loan scheme at EFI. Sterling considered on an ongoing basis the liquidity of the company and its subsidiaries. On May 7, 2007, Keefe, Bruyette & Woods, Inc., which we refer to as KBW, first met with the board of directors, along with Promontory and senior management, to discuss Sterling’s financial position and to discuss strategic options, which included remaining independent and raising additional capital, selling certain assets and/or business units, and entering into a business combination. After that meeting, KBW was requested to prepare a presentation for the board of directors analyzing Sterling’s options.

On May 15, 2007, Sterling’s management met with the board of directors to discuss capital and liquidity plans, including a plan to consolidate four of Sterling’s subsidiary banks. As the board of directors had previously requested, KBW made a presentation to the board of directors analyzing Sterling’s strategic options, including an equity capital raising and pursuing a business combination with a third party. After considering the strategic options available and KBW’s experience, as more fully described under “— Opinion of Sterling’s Financial Advisor,” Sterling formally engaged KBW to assist it in identifying and evaluating its strategic options. In connection with the discussions, senior management recommended that Sterling assess the possibility of raising capital, and at the same time solicit offers from potential partners for a business combination. At that meeting, Sterling’s board of directors formed a special committee, the Merger and Acquisition Committee, which we refer to as the Committee, and appointed as its members directors Terrence L. Hormel, Michael A. Carenzo and director, president and chief executive officer J. Roger Moyer, as well as Tito L. Lima, Sterling’s chief financial officer, and Thomas P. Dautrich, chairman of BLC Bank. The Committee was directed to facilitate exploration of Sterling’s strategic options and lead any discussions of a business combination, with decisions to be made only by the full board of directors.

Sterling’s board of directors met again on May 22, 2007 to review the progress in analyzing and quantifying the estimated EFI-related losses. The board of directors also considered a plan for consolidation of four of Sterling’s subsidiary bank charters to consolidate the capital at its subsidiary banks. In addition, the board of directors and management then discussed strategic options and progress in the review of potential strategic partners, including a timetable for contacting prospective partners.

On May 24, 2007, Sterling publicly reported that it had determined that, under U.S. generally accepted accounting principles, it would be required to record a material impairment of certain assets of EFI, which it expected to record as a cumulative after-tax charge to the financial statements for the year ended December 31, 2006, estimated to be in the range of $145 million to $165 million based upon the results of the investigation’s preliminary findings.

This charge was expected to cause the capital ratios of Sterling and Bank of Lancaster County, the direct parent company of EFI, to decline to unacceptable levels. Therefore, also on May 24, 2007, Sterling implemented a plan to mitigate the effect on capital ratios by maximizing the use of regulatory capital of its subsidiary banks. This plan included the consolidation of three of Sterling’s subsidiary banks into Bank of Lancaster County, which the OCC approved on an expedited basis as of May 25, 2007. The consolidated entity was renamed BLC Bank, N.A.

In connection with the efforts to manage Sterling’s and its subsidiaries’ liquidity situation, management and the board of directors were mindful that EFI had funding arrangements from two third-party financial institutions for a total of $45 million, which were guaranteed by Sterling. One outstanding line matured on May 31, 2007. Due to EFI’s financial position, Sterling negotiated a one-month extension of the maturity of that line to June 30, 2007 and sought a new line of credit to replace the maturing obligations.

In late May 2007, after discussions with the Committee, KBW contacted seventeen potential transaction partners on Sterling’s behalf. Nine of the seventeen parties indicated possible interest in pursuing a transaction with Sterling. Subject to confidentiality agreements, KBW provided certain information about Sterling to those nine parties on May 31 and invited them to provide initial indications of interest. On June 8, 2007, Sterling’s board of directors approved the engagement of Sullivan & Cromwell LLP as special counsel to advise on strategic options.

In response to KBW’s contacts with potential transaction partners, indications of interest were received from financial institutions on June 15.

The Committee met on June 15 to discuss the indications of interest received and again on June 18 to determine its recommendation to the board of directors. Sterling’s board of directors met to discuss the initial indications of interest on June 19. At that meeting, the board of directors discussed all strategic options available to Sterling, which included remaining independent with no capital raising, raising equity capital, selling certain assets or business units, and pursuing a business combination with a third party. Presentations were made by management, the Committee, KBW and Sullivan & Cromwell. The board of directors considered the possibility of raising equity capital and the large amount of capital that would need to be raised to meet Sterling’s and its subsidiaries’ capital needs and the resulting significant dilution that Sterling’s existing shareholders would suffer, as well as timing considerations due to the likely requirement for Sterling’s financial restatement to be completed before capital could be publicly raised and the prospects for success. The presentations regarding a possible business combination with a third party also included discussion in detail of the proposals from each of the four institutions that had submitted initial indications of interest at a specific preliminary price or range of prices, financial and other information regarding Sterling, and the legal duties and responsibilities of the directors in evaluating the proposals. After considering Sterling’s strategic options and the information presented by KBW, the board of directors authorized the Committee and Sterling’s financial and legal advisors to invite the two financial institutions that had submitted the highest valued initial indications of interest (one of which was PNC) to conduct due diligence and submit final indications of interest. The board of directors also made clear that it would continue to consider the possibility of Sterling remaining as an independent institution.

Meanwhile, between May and July, several lawsuits, which are described in more detail under “Recent Developments Regarding Sterling — Civil Litigation” on page 70, were filed against Sterling, EFI and certain of their directors and officers.

On June 26, 2007, Sterling secured a line of credit from Manufacturers and Traders Trust Company in the amount of $80 million, $70 million of which Sterling invested in BLC Bank as a capital infusion to provide funds to repay the loans described above. This investment also raised the capital levels of BLC Bank, and with the increase in capital provided by the consolidation of three other Sterling subsidiary banks into BLC Bank, provided enough capital to meet BLC Bank’s immediate needs.

During the period from June 25 to July 13, 2007, the two selected potential transaction partners conducted extensive due diligence on Sterling. Sterling requested that final indications of interest be submitted no later than July 16, 2007, and provided both potential partners with the same draft merger agreement and related materials and requested that each raise and seek to resolve issues prior to submitting final indications.

Each of the potential transaction partners submitted revised indications of interest on July 16. PNC’s proposal included two purchase prices, the higher of which PNC proposed to couple with a downward purchase price adjustment mechanic based on matters relating to EFI. The other party indicated a somewhat lower purchase price with no adjustment mechanism. The indications from both parties included a mixture of stock and cash, and neither indication contained a financing contingency. Both parties’ bids provided for a retention bonus pool for certain Sterling employees and addressed displacement and severance benefits, and both parties indicated a desire to offer Sterling’s directors positions on local advisory boards following completion of a transaction.

The Committee and its advisors held a number of meetings on July 16 and July 17, and KBW continued to negotiate with both parties regarding price, timing and other terms and conditions. Sullivan & Cromwell began negotiations with both potential parties on a draft merger agreement.

PNC and the other party were asked to provide their final best offer. On July 17, PNC revised its offer, indicating a purchase price of $19.00 per share and the other institution increased its purchase price to $18.25 per share. PNC indicated that its revised offer was contingent upon executing a definitive merger agreement before the opening of trading on July 19.

In the evening of July 17, the Committee determined to move forward with negotiations with PNC and to cooperate as much as possible to meet PNC’s deadline while remaining in contact with the second institution. A special meeting of the board of directors was called for the morning of July 18.

On the morning of July 18, the special meeting of the board of directors was called to order. Mr. Moyer provided an overview of the events of the prior days and weeks and the status of the bids, and Mr. Hormel described the involvement of the Committee since June 19, when the board of directors had voted to proceed to negotiate with the two institutions. Sterling’s strategic options were again reviewed, and Sullivan & Cromwell discussed the duties of the board of directors when considering the bids. Sullivan & Cromwell also summarized the negotiations process to date, and KBW explained the bids and the bid history in detail. KBW noted that PNC’s bid then had a value of $19.00 per share of Sterling common stock, based on the closing price of PNC’s stock on July 17, 2007, with a mix of stock and cash consideration of 60%/40%, respectively. This was approximately 4% higher than the offer from the other bidder and an approximate 78% premium over Sterling’s stock price, based on Sterling and PNC’s closing stock prices on July 17. KBW also noted that the final PNC bid did not include a purchase price adjustment mechanism. PNC’s bid was conditioned on entering into employment agreements with six senior executives of Sterling and included a retention bonus pool for other employees to be determined in consultation with Sterling. KBW noted PNC’s required timetable, which involved execution of a definitive agreement before PNC publicly announced its second quarter earnings on the morning of July 19.

KBW then presented an analysis of the financial aspects of the bids, including the dividend impact for Sterling’s shareholders, the historical performance of the bidders’ stock, the effects of the proposed mergers on the bidders, the bidders’ respective businesses and financial information, performance of the bidders’ stocks after announcing previous mergers, and the bidders’ branch footprints and potential overlap with Sterling’s branches. KBW also discussed non-financial characteristics of the two bidders. KBW reminded the board of directors of KBW’s financial analysis of Sterling’s other strategic alternatives at the board of directors’ June 19 meeting.

Sullivan & Cromwell summarized the merger agreement that had been provided previously to the board members. Sullivan & Cromwell noted its belief that Sterling would be able to finalize the merger agreement terms with either bidder.

The meeting was recessed late in the morning, with the directive from the board of directors that the Committee, Sterling senior management and Sterling’s advisors continue to negotiate with PNC during the day with a view toward signing a definitive merger agreement that night if definitive arrangements could be reached.

Late in the evening, the special meeting of the board of directors was reconvened. Sullivan & Cromwell reported that the merger agreement and related materials continued to be negotiated with PNC and that substantial progress had been made. It was reported that the employment agreements requested by PNC had been negotiated with five executives and that the sixth executive would not be executing an agreement, which was acceptable to PNC.

While Sullivan & Cromwell worked to finalize the merger agreement with PNC’s counsel, KBW provided an update on stock market developments and the effects on the values of the two bids. In KBW’s view, the price difference between the two bids had not changed significantly. KBW discussed the expected impact of the announcement of PNC’s second quarter earnings on PNC’s stock price and the deal value.

KBW provided an oral opinion that the merger consideration proposed by PNC was fair, from a financial point of view, to holders of the shares of Sterling common stock, as of July 18 and based upon and subject to the factors and assumptions stated in that opinion and in KBW’s written opinion.

The meeting went into recess while negotiations with PNC continued. Later in the evening, the meeting was reconvened. Sullivan & Cromwell reported that a final agreement had been reached. After further discussion, and on the basis of that agreement, the board of directors agreed to accept the merger agreement proposed by PNC. One board member abstained from voting; all other members of the board of directors approved the merger agreement.

Early in the morning on July 19, the PNC board of directors held a special meeting at which members of PNC’s senior management and PNC’s outside legal and financial advisors made various presentations about, and the board discussed, the potential strategic combination with Sterling and the proposed terms of the merger. At this meeting, the PNC board unanimously approved the merger agreement and the transactions contemplated by the merger agreement. Prior to the opening of the financial markets in New York City on July 19, 2007, Sterling and PNC executed the merger agreement and announced the transaction.

Reasons for the Merger; Recommendation of Sterling’s Board of Directors

The Sterling board of directors believes that the merger is in the best interests of Sterling and its shareholders. The Sterling board of directors therefore has approved the merger agreement and recommends that the Sterling shareholders vote “FOR” the adoption of the merger agreement.

In reaching its decision, the board of directors, with advice from its financial and legal advisors, considered a number of factors, including the following:

•	Strategic Alternatives. The board of directors carefully considered all of the strategic alternatives available to Sterling, including pursuing a business combination with a third party, remaining independent, and attempting to raise equity capital. The board discussed these alternatives at its May 15, June 19, and July 18 special meetings and received advice from KBW as its financial advisor and from Sullivan & Cromwell as its special legal counsel. The Committee had also been fully engaged in the strategic decision-making process from May 15 to July 18. In comparing a business combination to the alternative of capital raising, the board of directors considered the significant dilution that existing Sterling shareholders would suffer as the result of raising equity capital, and also considered that Sterling would likely have to complete the restatement of its financial statements to proceed with raising capital, just as it would have to in a merger. Sterling would also continue to face the various significant legal and regulatory issues described in detail above under “— Background of the Merger” and on pages 69-72 under “Recent Developments Regarding Sterling — Civil Litigation,” “— Regulatory Matters” and “— Other Investigations.” The board of directors therefore concluded that the merger with PNC is the best strategic alternative, taking into account the range of possible shareholder values and the likelihood of completing a transaction and restoring value to Sterling’s shareholders as quickly as possible.

•	Future Prospects. The board of directors concluded, after reviewing Sterling’s business, operations, financial condition, earnings and prospects, and issues relating to the problems caused by the EFI-related matters and the likely resolution of those issues, and taking into account KBW’s and Sterling management’s and the Committee’s due diligence review of PNC, that merging with PNC is a more desirable alternative for Sterling’s shareholders than remaining an independent company. Among other things, the board of directors considered the capital issues facing Sterling and BLC Bank, the litigation described in more detail beginning on page 70 under “Recent Developments Regarding Sterling — Civil Litigation,” and the regulatory issues faced by Sterling if it remains independent. Furthermore, the board of directors considered that the principal alternative to a business combination, raising equity capital, would heavily dilute existing Sterling shareholders, could require substantial reduction in expenses through, among other means, the termination of Sterling employees, as well as possible divestitures of certain of Sterling’s business lines, and would likely require Sterling to complete the restatement of its financial statements before proceeding. The board of directors also considered the reputation and business practices and experience of PNC and its management as they might affect the business of Sterling and its subsidiaries, the prospects for Sterling as an independent entity, and the customers, depositors and employees of Sterling and its subsidiaries and the communities which they serve.

•	Merger Consideration. The board of directors considered the value of the consideration offered by PNC and the likely effects of price changes on the stock portion of the consideration between signing and closing and the fixed nature of the cash portion of the consideration, which would not fluctuate, and that the consideration, at the time of their decision, represented an approximate 79% premium over the market price of Sterling’s common stock on July 18, 2007. The board of directors also considered the adequacy of the merger consideration, not only in relation to the current market price of Sterling’s common stock, but also in relation to the historical, present and anticipated future operating results and financial position of Sterling, the value of Sterling in a freely negotiated transaction and the prospects and future value of Sterling as an independent entity. The board of directors considered that PNC’s bid was approximately 4% higher than the other bidder’s and that other factors were consistent with approval of PNC’s bid in relation to the other bidder.

•	Likelihood of Prompt Regulatory Approval and Closing. The board of directors assessed closing certainty, price certainty, and speed to closing with PNC and PNC’s expected ability to work with Sterling through the restatement process and related issues. The board of directors considered PNC’s recent acquisition history, including the successful consummation of its transaction with Riggs National Corporation and the timing between signing and closing of recent transactions, as well as the overlap of its branches with Sterling’s branches compared to the other bidders. The board of directors also perceived PNC’s interest in consummating a transaction with Sterling to be very high.

•	Social and Economic Impact. As required by Sterling’s Articles of Incorporation, the board of directors considered the social and economic impact that the merger, if consummated, would have upon the customers, depositors and employees of Sterling and its subsidiaries and upon the communities which they serve. The board of directors viewed PNC’s record in this area favorably, particularly its history of “outstanding” Community Reinvestment Act ratings.

•	Terms of the Merger Agreement. The merger agreement allows Sterling shareholders to elect to receive PNC stock or cash or a combination of PNC stock and cash for their Sterling shares, subject to the allocation procedures in the merger agreement. With the assistance of its legal and financial advisors, the board of directors considered these matters and the other terms of the merger agreement in its decision to approve and recommend the merger agreement.

•	KBW’s Fairness Opinion and Analysis. The board of directors considered as favorable to its determination the opinion, analyses and presentations of KBW described under the heading “— Opinion of Sterling’s Financial Advisor” beginning on this page, including the oral opinion of KBW, which subsequently was confirmed in writing, that, as of the date of the written fairness opinion and based upon and subject to the factors and assumptions set forth therein, the aggregate merger consideration to be offered to Sterling’s shareholders in the merger was fair from a financial point of view to the holders of such stock.

The reasons set forth above are not intended to be exhaustive, but include material facts considered by the board of directors in approving the merger agreement. In reaching its determination, the board of directors did not assign any relative or specific weights to different factors, and individual directors may have given different weights to different factors. Based on these reasons and others, the board of directors believes that the merger is in the best interests of Sterling and its shareholders, and, therefore, those directors voting unanimously approved the merger agreement, with one director abstaining from the vote.

Opinion of Sterling’s Financial Advisor

On May 15, 2007, Sterling Financial Corporation executed an engagement agreement with KBW. KBW’s engagement encompassed assisting Sterling as its financial advisor in evaluating and recommending strategic alternatives in connection with a possible business combination with select other institutions. Sterling selected KBW because KBW is a nationally recognized investment-banking firm with substantial experience in transactions similar to the merger and is familiar with Sterling, its directors and executive officers and its business. As part of its investment banking business, KBW is continually engaged in the valuation of financial businesses and their securities in connection with mergers and acquisitions.

On July 18, 2007, Sterling’s board of directors held a meeting to evaluate the proposed merger of Sterling with and into PNC. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered an oral opinion that, as of such date, the consideration to be paid to Sterling shareholders in the merger was fair to such holders from a financial point of view. Sterling’s board of directors approved the plan of merger at this meeting. As of July 19, 2007, KBW confirmed the oral opinion by delivery of a written opinion to Sterling’s board of directors.

The full text of KBW’s written opinion is attached as Annex C to this document and is incorporated herein by reference. Sterling’s shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion is directed to Sterling’s board of directors and addresses only the fairness, from a financial point of view, of the consideration offered to the Sterling shareholders. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any Sterling shareholder as to how the shareholder should vote at the Sterling special meeting on the merger or any related matter.

In rendering its opinion, KBW:

•	reviewed, among other things,

•	the plan of merger,

•	Annual Reports to shareholders and Annual Reports on Form 10-K of PNC,

•	Quarterly Reports on Form 10-Q of PNC, and

•	certain financial information regarding Sterling’s financial condition and earnings;

•	held discussions with members of senior management of Sterling and PNC regarding,

•	past and current business operations,

•	regulatory relationships,

•	financial condition, and

•	future prospects of the respective companies;

•	reviewed the market prices, valuation multiples, publicly reported financial condition and results of operations for PNC and compared them with those of certain publicly traded companies that KBW deemed to be relevant;

•	compared the proposed financial terms of the merger with the financial terms of certain other transactions that KBW deemed to be relevant;

•	evaluated the potential pro forma impact of the merger on PNC, including cost savings, that management of PNC expects to result from a combination of the businesses of Sterling and PNC; and

•	performed other studies and analyses that it considered appropriate.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or otherwise made available to KBW or that was discussed with, or reviewed by or for KBW, or that was publicly available. KBW did not attempt, or assume any responsibility, to verify such information independently. KBW relied upon the management of Sterling and PNC as to the reasonableness and achievability of the financial and operating forecasts and estimates (and assumptions and bases therefor) provided to KBW. KBW assumed, without independent verification, that the aggregate allowances for loan and lease losses for Sterling and PNC are adequate to cover those losses. KBW did not make or obtain any evaluations or appraisals of any assets or liabilities of Sterling or PNC, nor did they examine or review any individual credit files.

The estimates furnished to KBW and used by it in certain of its analyses were prepared by Sterling’s senior management team. Such estimates were not prepared with a view towards public disclosure. The estimates were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the estimates. In its analysis, KBW used certain publicly available financial information and earnings estimates on PNC and made no attempt to independently verify their accuracy.

For purposes of rendering its opinion, KBW assumed that, in all respects material to its analyses:

•	the merger will be completed substantially in accordance with the terms set forth in the plan of merger;

•	the representations and warranties of each party in the plan of merger and in all related documents and instruments referred to in the plan of merger are true and correct;

•	each party to the plan of merger and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the completion of the merger will be satisfied without any waivers; and

•	in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, that may be imposed, will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings, revenue enhancements and related expenses expected to result from the merger.

KBW further assumed that the merger will be accounted for as a purchase transaction under generally accepted accounting principles, and that the merger will qualify as a tax-free reorganization for United States federal income tax purposes. KBW’s opinion is not an expression of an opinion as to the prices at which shares of Sterling common stock or PNC common stock will trade since the announcement of the proposed merger or the actual value of the PNC common shares when issued pursuant to the merger, or the prices at which the PNC common shares will trade following the completion of the merger.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Sterling and PNC. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by Sterling’s board of directors in making its determination to approve the plan of merger and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of Sterling’s board of directors with respect to the fairness of the consideration to be paid in the merger.

Summary of Analysis by KBW

The following is a summary of the material analyses presented by KBW to Sterling’s board of directors, in connection with its written fairness opinion. The summary is not a complete description of the analyses underlying the KBW opinion or the presentation made by KBW to Sterling’s board of directors, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

Summary of Proposal.  The terms of the plan of merger call for each outstanding share of Sterling common stock to receive per share consideration of $7.60 in cash plus 0.1543 shares of PNC common stock. Sterling shareholders will have the right to elect to receive either stock or cash or a combination of stock and cash, subject to proration as described under “The Plan of Merger — Consideration to Be Received in the Merger — Proration.”

Selected Peer Group Analysis.  Using publicly available information, KBW compared the financial performance, financial condition and market performance of PNC to the following depository institutions that KBW considered comparable to PNC.

Companies included in PNC’s peer group were:

Wachovia Corporation Wells Fargo & Company U.S. Bancorp SunTrust Banks, Inc. National City Corporation	Regions Financial Corporation BB&T Corporation Fifth Third Bancorp KeyCorp Comerica Incorporated

To perform this analysis, KBW used financial information as of or for the three- or twelve-month period ended March 31, 2007. Market price information was as of July 13, 2007, and 2007 and 2008 earnings estimates were taken from First Call, a nationally recognized earnings estimate consolidator. Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in PNC’s historical financial statements as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning PNC’s financial performance:

		PNC
		Peer Group
Financial Performance Measures:	PNC	Median

Latest Twelve Months Core Return on Average Equity(1)	13.9%	14.0%
Latest Twelve Months Core Return on Average Assets(1)	1.42%	1.32%
Net Interest Margin	2.95%	3.54%
Latest Twelve Months Efficiency Ratio	65%	58%

(1)	Core income is defined as net income before extraordinary items, less the after-tax portion of investment securities gains or losses and nonrecurring items.

KBW’s analysis showed the following concerning PNC’s financial condition:

		PNC
		Peer Group
Financial Performance Measures:	PNC	Median

Tangible Equity / Tangible Assets	5.62%	6.40%
Loans / Deposits	82%	110%
Latest Twelve Months Net Charge-offs / Average Loans	0.28%	0.26%
Loan Loss Reserves / Loans	1.06%	1.08%
Non Performing Assets / Assets	0.18%	0.39%

KBW’s analysis showed the following concerning PNC’s market performance:

			PNC
			Peer Group
Financial Performance Measures:	PNC		Median

Price to Earnings Multiple, based on 2007 GAAP estimated earnings	13.1	x	12.4	x
Price to Earnings Multiple, based on 2008 GAAP estimated earnings	11.9	x	11.6	x
Price to Tangible Book Multiple Value	389%		308%
Dividend Yield	3.4%		4.2%

Comparable Transaction Analysis.  KBW reviewed publicly available information related to select comparably sized acquisitions of bank holding companies nationwide announced after January 1, 2003, with aggregate transaction values between $250 million and $1.0 billion. The transactions included in the group were:

Acquiror	Acquiree
PNC Financial Services Group, Inc.
Susquehanna Bancshares, Inc.
TD Banknorth Inc.
New York Community Bancorp, Inc.
Fulton Financial Corporation
Community Banks, Inc.
PNC Financial Services Group, Inc.
Partners Trust Financial Group, Inc.
North Fork Bancorporation, Inc.
PNC Financial Services Group, Inc.
Mercantile Bankshares Corp.	Yardville National Bancorp
Community Banks, Inc.
Interchange Financial Services Corp.
Atlantic Bank of New York
Columbia Bancorp
PennRock Financial Services Corp.
Riggs National Corporation
BSB Bancorp, Inc.
Trust Company of New Jersey
United National Bancorp
F&M Bancorp

Transaction multiples for the merger were derived from an offer price of $19.00 per share for Sterling. Sterling’s financial condition and estimated earnings per share were adjusted for the pro-forma impact of Equipment Finance, LLC, which we refer to as EFI, per company management. For each precedent transaction, KBW derived and compared, among other things, the implied ratio of price per common share paid for the acquired company to:

•	tangible book value per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition;

•	the projected forward earnings per share of the acquired company publicly available prior to the time the transaction was announced;

•	tangible equity premium to core deposits based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition; and

•	market premium based on the latest closing price 1-day prior to the announcement of the acquisition.

The results of the analysis are set forth in the following table:

			Comparable		Comparable		Comparable
	PNC/Sterling		Transactions		Transactions		Transactions
Transaction Price to:	Merger		Median		Maximum		Minimum

Tangible Book Value	748%		261%		442%		175%
Projected 2007 Estimated Earnings per Share	19.9	x	20.1	x	22.1	x	18.5	x
Core Deposit Premium	20.7%		21.2%		33.5%		10.0%
Market Premium(1)	73.7%		16.7%		48.8%		(0.9)%

(1)	Based on Sterling’s closing price of $10.94 on July 13, 2007.

No company or transaction used as a comparison in the above analysis is identical to Sterling, PNC or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

Discounted Cash Flow Analysis.  KBW performed a discounted cash flow analysis to estimate a range for the implied equity value per share of Sterling common stock based on a continued independence scenario. In this analysis, KBW assumed discount rates ranging from 11.0% to 15.0% to derive (i) the present value of the estimated free cash flows that Sterling could generate over a five year period and (ii) the present value of Sterling’s terminal value at the end of year five. Terminal values for Sterling were calculated based on a range of 12.5x to 14.5x estimated year six earnings per share. In performing this analysis, KBW used Sterling management’s 2007 and 2008 earnings estimates. Based on management’s estimates KBW assumed 10.0% earnings per share growth thereafter. Further, KBW assumed that Sterling would issue $75 million in common equity to increase its tangible common equity to tangible assets ratio to 5.50%. In determining cash flows available to shareholders, KBW used forecasted dividend payout ratios (percentages of earnings per share payable to shareholders), which assume the maintenance of a minimum ratio of tangible common equity to tangible assets of 5.50%.

Based on these assumptions, KBW derived an implied equity value per share of Sterling common stock ranging from $9.95 to $13.38.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Sterling common stock.

Forecasted Pro Forma Financial Analysis.  KBW analyzed the estimated financial impact of the merger on PNC’s 2008 estimated earnings per share and 2008 estimated cash earnings per share. Cash earnings per share is determined by adding per share amortization of intangible assets to earnings per share. For PNC, KBW used the First Call consensus estimate of earnings per share for 2008. For Sterling, KBW used management’s estimates of earnings per share for 2008. In addition, KBW assumed that the merger will result in cost savings equal to PNC management’s estimates. Based on its analysis, KBW determined that the merger would be slightly accretive to both PNC’s estimated GAAP earnings per share and cash earnings per share in 2008.

Furthermore, the analysis indicated that PNC’s Leverage Ratio, Tier 1 Risk Based Capital Ratio and Total Risk Based Capital Ratio would all remain “well capitalized” by regulatory standards. For all of the above analysis, the actual results achieved by PNC following the merger may vary from the projected results, and the variations may be material.

Other Analyses.  KBW reviewed the relative financial and market performance of Sterling and PNC to a variety of relevant industry peer groups and indices. KBW also reviewed earnings estimates, balance sheet composition, historical stock performance and other financial data for PNC.

The Sterling board has retained KBW as an independent contractor to act as financial adviser to Sterling regarding the merger. As part of its investment banking business, KBW is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to, Sterling and PNC. As a market maker in securities KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of Sterling and PNC for KBW’s own account and for the accounts of its customers.

Sterling and KBW have entered into an agreement relating to the services to be provided by KBW in connection with the merger. Sterling has agreed to pay KBW, at the time of closing, a cash fee equal to 1.00% of the market value of the aggregate consideration offered in exchange for the outstanding shares of common stock and options of Sterling, minus $250,000 that was paid to KBW concurrently with the execution of the plan of merger and $500,000 payable promptly after the mailing of this proxy statement/prospectus. Pursuant to the KBW engagement agreement, Sterling also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify against certain liabilities, including liabilities under the federal securities laws.

Board of Directors and Management of PNC Following Completion of the Merger

Upon completion of the merger, the current directors and officers of PNC are expected to continue in their current positions. Information about the current PNC directors and executive officers can be found in PNC’s proxy statement dated March 23, 2007, which is incorporated by reference in this document. See “Where You Can Find More Information” on page 74.

Public Trading Markets

PNC common stock is listed on the NYSE under the symbol “PNC.” Sterling common stock is quoted on the NASDAQ Global Select Market under the symbol “SLFI.” Upon completion of the merger, Sterling common stock will be delisted from NASDAQ and deregistered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. The PNC common stock issuable in the merger will be listed on the NYSE.

The shares of PNC common stock to be issued in connection with the merger will be freely transferable under the Securities Act of 1933, as amended, which we refer to as the Securities Act, except for shares issued to any shareholder who is an affiliate of Sterling, as discussed in “The Plan of Merger — Resales of PNC Stock by Affiliates” beginning on page 53.

Sterling Shareholders Do Not Have Dissenters Rights in the Merger

Under Pennsylvania law, shareholders of a corporation are not entitled to exercise dissenters rights if shares of the corporation are listed on a national securities exchange or held beneficially or of record by more than 2,000 persons. Because shares of Sterling’s common stock are quoted on the NASDAQ Global Select Market and Sterling has more than 2,000 shareholders, Sterling shareholders do not have the right to exercise dissenters rights. If the plan of merger is adopted and the merger is completed, shareholders who voted against the adoption of the plan of merger will be treated the same as shareholders who voted for the adoption of the plan of merger and their shares will automatically be converted into the right to receive the merger consideration.

Regulatory Approvals Required for the Merger

We have agreed to use our reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the plan of merger. These approvals include approval from the Federal Reserve Board, the OCC, the Pennsylvania Department of Banking, the Delaware State Bank Commissioner and the Financial Industry Regulatory Authority, as well as various other federal and regulatory authorities. PNC and Sterling have completed, or will complete, the filing of applications and notifications to obtain the required regulatory approvals.

Federal Reserve Board.  The merger is subject to approval by the Federal Reserve Board pursuant to Section 3 of the Bank Holding Company Act of 1956. On August 8, 2007, PNC filed the required application with the Federal Reserve Board for approval of the merger.

The Federal Reserve Board is prohibited from approving any transaction under the applicable statutes that (1) would result in a monopoly, (2) would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or (3) may have the effect in any section of the United States of substantially lessening competition, tending to create a monopoly or resulting in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. The Federal Reserve Board may not approve an interstate acquisition without regard to state law if the applicant controls, or after completion of the acquisition the combined entity would control, more than 10 percent of the total deposits of insured depository institutions in the United States.

In addition, in reviewing a transaction under the applicable statutes, the Federal Reserve Board will consider the financial and managerial resources of the companies and their subsidiary banks and the convenience and needs of the community to be served as well as the companies’ effectiveness in combating money-laundering activities. In connection with its review, the Federal Reserve Board will provide an opportunity for public comment on the application for the merger, and is authorized to hold a public meeting or other proceeding if it determines that would be appropriate.

Under the Community Reinvestment Act of 1977, which we refer to as the CRA, the Federal Reserve Board must take into account the record of performance of each of PNC and Sterling in meeting the credit needs of the entire communities, including low- and moderate-income neighborhoods, served by the company and its subsidiaries. Each of PNC’s and Sterling’s depository institutions has a “satisfactory” or better CRA rating.

The Federal Reserve Board approved the transaction on January 25, 2008.

OCC.  PNC has filed an application with the Office of the Comptroller of the Currency to approve the merger of BLC Bank, National Association with and into PNC Bank, National Association, which is intended to become effective after the merger of Sterling with and into PNC, under the Bank Merger Act and the National Bank Act. In evaluating an application filed under the Bank Merger Act, the OCC uses substantially the same criteria as the Federal Reserve Board, as described above. The OCC approved the transaction on February 7, 2008.

Other Requisite Approvals, Notices and Consents.  The merger is also subject to the prior approval of the Pennsylvania Department of Banking, the Delaware State Bank Commissioner and the Financial Industry Regulatory Authority. Applications or notifications may also be required to be filed with various other regulatory authorities in connection with the merger. The Pennsylvania Department of Banking approved the transaction on September 17, 2007 and the Delaware State Bank Commissioner approved the transaction on December 31, 2007.

Antitrust Considerations.  At any time before or after the acquisition is completed, the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission, which we refer to as the Antitrust Division and the FTC, respectively, could take action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition or seeking divestiture of substantial assets of PNC or Sterling on their subsidiaries. Private parties also may seek to take legal action under the antitrust laws under some circumstances. PNC and Sterling can give no assurance that a challenge to the merger on antitrust grounds will not be made, or, if such a challenge is made, that PNC and Sterling will prevail.

In addition, the merger may be reviewed by the state attorneys general in the various states in which PNC and Sterling operate. Although PNC and Sterling believe there are substantial arguments to the contrary, these agencies may claim the authority, under the applicable state and federal antitrust laws and regulations, to investigate and/or disapprove the merger. There can be no assurance that one or more state attorneys general will not attempt to file an antitrust action to challenge the merger.

Timing.  We cannot assure you that all of the regulatory approvals described above will be obtained, and, if obtained, we cannot assure you as to the date of any approvals or the absence of any litigation challenging such approvals. Likewise, we cannot assure you that the Antitrust Division, the FTC or any state attorney general will not attempt to challenge the merger on antitrust grounds, and, if such a challenge is made, we cannot assure you as to its result.

Pursuant to the Bank Holding Company Act, a transaction approved by the Federal Reserve Board may not be completed until 30 days after approval is received, during which time the Antitrust Division may challenge the merger on antitrust grounds. The commencement of an antitrust action would “stay” — that is, suspend — the effectiveness of an approval unless a court specifically were to order otherwise. With the approval of the Federal Reserve Board and the concurrence of the Antitrust Division, the waiting period may be reduced to no less than 15 days.

PNC and Sterling believe that the merger does not raise substantial antitrust or other significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals on a timely basis without the imposition of any condition that would have a material adverse effect on PNC or Sterling. In connection with obtaining any required regulatory approvals, PNC is not required to agree to conditions or restrictions that would have a material adverse effect on either PNC or Sterling, measured on a scale relative to Sterling.

We are not aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Sterling’s Directors and Executive Officers Have Financial Interests in the Merger

Stock Incentive Programs

Under the plan of merger, each Sterling stock option and restricted share that was unvested, including those held by our directors and executive officers, became vested pursuant to the terms of the Sterling Financial Corporation 1996 Stock Incentive Plan and the Sterling Financial Corporation 2006 Equity Compensation Plan on the date that the plan of merger was executed. Each stock option that is not exercised before the completion of the merger will be converted, under the terms of the plan of merger, into an option to purchase a number of shares of PNC common stock as described under “The Plan of Merger — Treatment of Sterling Stock Options.” As of January 18, 2008, Sterling executive officers as a group held Sterling stock options on 427,489 shares with an average exercise price of $16.83 and no restricted stock.

Employment Agreements

In conjunction with the merger, PNC entered into employment agreements with Sterling executive officers J. Roger Moyer, Jr., Tito L. Lima, J. Bradley Scovill, Thomas J. Sposito, II, Chad M. Clabaugh, Gregory S. Lefever, D. Kathleen Phillips, E. Dennis Ginder and Kathleen A. Prime, that will become effective as of the completion of the merger and supersede their existing employment agreements with Sterling.

Unless earlier terminated pursuant to the terms of their employment agreements with Sterling, the term of the new employment agreements will extend from completion of the merger until the following dates: for Messrs. Moyer, Sposito, Lefever and Ginder, the third anniversary of the completion of the merger; for Mr. Clabaugh, the second anniversary of the completion of the merger; for Mr. Scovill, 18 months after the completion of the merger; and for Mr. Lima, Ms. Phillips and Ms. Prime, the first anniversary of the completion of the merger. Under the terms of the employment agreements with PNC, these executive officers are entitled to the following: (i) an annual base salary at a rate of not less than the amount set forth below, (ii) an annual bonus with a target amount as set forth below (subject to achievement of PNC’s and the executive’s performance targets, except with respect to Mr. Lima, Ms. Phillips and Ms. Prime) and in an amount equal to at least the guaranteed minimum bonus amount set forth below, (iii) benefits generally available to similarly situated employees of PNC, (iv) with respect to Messrs. Moyer, Sposito, Lefever and Ginder, a grant of restricted stock on the date of the completion of the merger equal to the amount set forth below divided by the average of the reported high and low trading prices on the NYSE for a share of PNC common stock on the date of grant, (v) a restrictive covenant payment equal to the amount set forth below which will be payable on the 1st payroll date following the later of the date of the completion of the merger, or January 2, 2008, and (vi) a stay bonus equal to the amounts, and payable at the times, set forth below.

The following chart summarizes the material terms of the compensation payable under the employment agreements with PNC to each of the executive officers named above:

		Restricted	Restrictive		Annual	Annual	Guaranteed
		Share	Covenant	Stay Bonus	Base	Bonus	Minimum
Name	Title	Value	Payment	Payment	Salary	Target	Bonus

Moyer	Market President of South Central Pennsylvania	$300,000	$1,260,000	$50,000 at 1st anniversary and $50,000 at 2nd anniversary	$440,000	$150,000	$100,000
Lima	Senior Vice President	None	$666,106	$36,000 at 1st anniversary	$240,000	None	$36,000
Scovill	Executive Vice President of Retail Banking	None	$935,156	$156,569 at 18 month anniversary	$285,000	$71,250	$42,750
Sposito	Executive Vice President of Retail Market Manager	$250,000	$525,000	$30,000 at 1st anniversary and $30,000 at 2nd anniversary	$210,000	$52,500	$31,500

		Restricted	Restrictive		Annual	Annual	Guaranteed
		Share	Covenant	Stay Bonus	Base	Bonus	Minimum
Name	Title	Value	Payment	Payment	Salary	Target	Bonus

Clabaugh	Market Sales & Service Manager	None	$593,331	$20,000 at 1st anniversary and $20,000 at 2nd anniversary	$171,410	$42,852.50 at 1st anniversary and $42,852.50 at 2nd anniversary	$25,711.50
Lefever	Market President of Lancaster County	$150,000	$482,797	$20,000 at 1st anniversary and $20,000 at 2nd anniversary	$175,000	$43,750	$26,250
Phillips	Chief Information Officer	None	$367,926	$45,000 at 1st anniversary	$180,000	None	$45,000
Ginder	Senior Vice President Business Banking	$100,000	$294,086	$20,000 at 1st anniversary and $20,000 at 2nd anniversary	$170,000	$42,500	$25,500
Prime	Senior Vice President Human Resources	None	$278,967	$95,000 at 1st anniversary	$180,000	None	$45,000

Upon termination of one of the above-named executives by PNC without “cause” or by the executive for “good reason” (as each term is defined in the employment agreements), the executive will be entitled to receive a severance payment equal to the following, in a lump sum: (a) the remaining annual base salary for the term of employment, or, in the case of Ms. Phillips and Ms. Prime, an amount equal to $180,000, and (b) to the extent not paid, the aggregate of the restrictive covenant payment, the stay bonus payment, and the annual bonus (at the guaranteed minimum level) on the dates that those payments would otherwise have been paid. In addition, in the event of any such termination, any restricted shares that remain unvested will immediately vest. Severance amounts will be reduced to the extent that the amounts would be subject to the so-called “golden parachute” excise tax under Section 280G of the Internal Revenue Code of 1986, as amended.

The employment agreements include non-solicitation, no-hire, non-competition and confidentiality provisions. The officers agreed (a) to keep non-public trade secrets and other similar information confidential, and (b) during their employment and for 12 months following termination of employment with PNC, not to solicit customers and prospective customers of PNC, not to hire employees of PNC and not to compete with the business of PNC and its affiliates within 35 miles of any branch or office of PNC or its affiliates. In addition, under the terms of the plan of merger, PNC has agreed to (1) provide the executive officers (and all other employees) with credit for all of their years of service with Sterling and its predecessors for the purpose of eligibility, vesting and benefit accruals (other than benefit accruals under a defined benefit pension plan and as would result in duplication of benefits), (2) cause all pre-existing condition limitations and eligibility waiting periods under group health plans of PNC for the executives and their eligible dependents to be waived, and (3) credit any deductibles or out-of-pocket expenses incurred by the executives and their beneficiaries and dependents during the portion of the calendar year prior to their participation in PNC’s health plans.

Advisory Boards

PNC currently plans to invite certain members of the board of directors of Sterling to serve on a regional advisory board of PNC Bank, National Association, after the completion of the merger. Those directors will receive compensation in amounts consistent with market practice for this type of arrangement.

Indemnification and Insurance

The plan of merger requires PNC to indemnify and advance expenses to present and former directors and officers of Sterling and its subsidiaries against all costs or expense, judgments, fines, losses, claims, damages, penalties, amounts paid in settlement or other liabilities incurred in connection with any claim, action, suit, proceeding or investigation arising out of actions or omissions prior to the completion of the merger, to the extent provided under Sterling’s amended and restated articles of incorporation or amended and restated bylaws or indemnification agreements in effect on the date of the plan of merger and, in addition, to the fullest extent permitted by law.

The plan of merger provides that, for a period of six years after completion of the merger, PNC will use its reasonable best efforts to provide directors’ and officers’ liability insurance to reimburse current and former directors and officers with respect to claims arising at or prior to the completion of the merger. The insurance will contain at least the same coverage and amounts and contain terms and conditions that are not less advantageous than the current coverage provided by Sterling, except that PNC is not required to incur annual premium expense greater than 250% of Sterling’s current annual directors’ and officers’ liability insurance premium.

THE PLAN OF MERGER

The following describes certain aspects of the merger, including material provisions of the plan of merger. The following description of the plan of merger is subject to, and qualified in its entirety by reference to, the plan of merger, which is attached to this document as Annex B and is incorporated by reference in this document. We urge you to read the plan of merger carefully and in its entirety, as it is the legal document governing this merger.

Terms of the Merger

Each of the Sterling board of directors and the PNC board of directors has approved the plan of merger which provides for the merger of Sterling with and into PNC. PNC will be the surviving corporation in the merger. Each share of PNC common or preferred stock issued and outstanding immediately prior to completion of the merger will remain issued and outstanding as one share of common or preferred stock of PNC, as applicable, and each share of Sterling common stock issued and outstanding at the effective time of the merger will be converted into either cash or PNC common stock, as described below. See “— Consideration To Be Received in the Merger.”

The PNC amended and restated articles of incorporation will be the articles of incorporation, and the PNC amended and restated bylaws will be the bylaws, of the combined company after completion of the merger.

Closing and Effective Time of the Merger

The merger will be completed only if all of the following occur:

•	the plan of merger is adopted by Sterling shareholders;

•	we obtain all regulatory consents and approvals in connection with the merger of Sterling into PNC and the merger of certain banking subsidiaries of PNC and Sterling (in each case unless the failure to obtain such consents or approvals would not reasonably be expected to have a material adverse effect on Sterling or PNC measured on a scale relative to Sterling) without a condition or a restriction that would have a material adverse effect on Sterling or PNC, with materiality being measured on a scale relative to Sterling; and

•	all other conditions to the merger discussed in this document and the plan of merger are either satisfied or waived.

The merger will become effective when articles of merger are filed with the Department of State of the Commonwealth of Pennsylvania. However, we may agree to a later time for completion of the merger and specify that time in accordance with Pennsylvania law. In the plan of merger, we have agreed to cause the completion of the merger to occur no later than the fifth business day following the satisfaction or waiver of the last of the conditions specified in the plan of merger, or on another mutually agreed date. If these conditions are first satisfied or waived during the two weeks immediately prior to the end of a fiscal quarter of PNC, then PNC may postpone the completion of the merger until the first full week after the end of that quarter. It currently is anticipated that the completion of the merger will occur in the first half of 2008, but we cannot guarantee when or if the merger will be completed.

Consideration To Be Received in the Merger

As a result of the merger, each Sterling shareholder will have the right, with respect to each share of Sterling common stock held, to elect to receive merger consideration consisting of either cash or shares of PNC common stock, subject to adjustment as described below. The implied value of the merger consideration will fluctuate with the market price of PNC common stock and will be determined based on the average of the closing prices of PNC common stock for the five trading days ending on the day before the date of completion of the merger.

Whether a Sterling shareholder makes a cash election or a stock election, the value of the consideration that such shareholder will receive as of the completion date will be substantially the same and will be based on the average PNC closing price used to calculate the merger consideration.

Set forth below is a table showing the consideration that you would receive in a cash election, on the one hand, or in a stock election, on the other hand, under the merger consideration formula if the actual average of the closing prices of PNC common stock on the NYSE for the five trading days ending the day before the completion of the merger were equal to the hypothetical range contained in the table. The table does not reflect the fact that cash will be paid instead of fractional shares. As described below, regardless of whether you make a cash election or a stock election, you may nevertheless receive a mix of cash and stock due to proration and adjustment.

				Stock
				Consideration
Hypothetical	Cash Election:		Stock Election:	per Share
Five-Day Average	Cash Consideration		Shares of PNC	Market
Closing Prices	per Share	OR	Common Stock	Value(*)

$50.00	$15.32		0.3064	$15.32
$51.00	$15.47		0.3033	$15.47
$52.00	$15.62		0.3004	$15.62
$53.00	$15.78		0.2977	$15.78
$54.00	$15.93		0.2950	$15.93
$55.00	$16.09		0.2925	$16.09
$56.00	$16.24		0.2900	$16.24
$57.00	$16.40		0.2877	$16.40
$58.00	$16.55		0.2853	$16.55
$59.00	$16.70		0.2831	$16.70
$60.00	$16.86		0.2810	$16.86
$61.00	$17.01		0.2789	$17.01
$62.00	$17.17		0.2769	$17.17
$63.00	$17.32		0.2749	$17.32
$64.00	$17.48		0.2731	$17.48
$65.00	$17.63		0.2712	$17.63
$66.00	$17.78		0.2694	$17.78
$67.00	$17.94		0.2678	$17.94
$68.00	$18.09		0.2660	$18.09
$69.00	$18.25		0.2645	$18.25
$70.00	$18.40		0.2629	$18.40
$71.00	$18.56		0.2614	$18.56
$72.00	$18.71		0.2599	$18.71
$73.00	$18.86		0.2584	$18.86
$74.00	$19.02		0.2570	$19.02
$75.00	$19.17		0.2556	$19.17

*	Market value based on hypothetical five-day average closing price on the NYSE of PNC common stock.

The examples above are illustrative only. The value of the merger consideration that you actually receive will be based on the actual average closing price of PNC common stock on the NYSE for the five trading days ending the day before the completion of the merger, as described below. The actual average closing price may be outside the range of the amounts set forth above, and as a result, the actual value of the merger consideration per share of PNC common stock may not be shown in the above table.

Sterling shareholders must return their properly completed and signed form of election to the exchange agent prior to the election deadline. If you are a Sterling shareholder and you do not return your form of election by the election deadline or improperly complete or do not sign your form of election, you will receive cash, shares of PNC common stock or a mixture of cash and shares of PNC common stock, based on what is available after giving effect to the valid elections made by other shareholders, as well as the adjustment described below.

If you are a Sterling shareholder, you may specify different elections with respect to different shares held by you (for example, if you have 100 shares, you could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares).

Cash Election

The plan of merger provides that each Sterling shareholder who makes a valid cash election will have the right to receive, in exchange for each share of Sterling common stock held by such holder, an amount in cash equal to the Per Share Consideration (determined as described below), without interest, subject to proration and adjustment as described below. We sometimes refer to this cash amount as the “cash consideration.” For example, if the average of the closing prices of PNC common stock on the NYSE for the five trading days ending the day before the completion of the merger is $63.29, the cash consideration would be approximately $17.37.

The “Per Share Consideration” is the amount, rounded to the nearest whole cent, obtained by adding (A) $7.60 and (B) the product, rounded to the nearest ten-thousandth, of 0.1543 and the PNC Closing Price.

The “PNC Closing Price” is the average of the closing sale prices of PNC common stock on the NYSE for the five trading days immediately preceding the completion date of the merger.

Stock Election

The plan of merger provides that each Sterling shareholder who makes a valid stock election will have the right to receive, in exchange for each share of Sterling common stock held, a fraction of a share of PNC common stock equal to the Per Share Stock Consideration (determined as described below), subject to proration and adjustment as described below. We sometimes refer to such fraction of a share of PNC common stock as the “stock consideration.” If the average of the closing prices of PNC common stock on the NYSE for the five trading days ending the day before the completion of the merger is $63.29, the stock consideration would be 0.2745 of a share of PNC common stock.

The “Per Share Stock Consideration” is defined in the plan of merger as the quotient obtained by dividing the Per Share Consideration (determined as described above) by the PNC Closing Price (determined as described above).

No fractional shares of PNC common stock will be issued to any holder of Sterling common stock upon completion of the merger. For each fractional share that would otherwise be issued, PNC will pay cash in an amount equal to the fraction multiplied by the PNC Closing Price. No interest will be paid or accrued on cash payable to holders in lieu of fractional shares.

Non-Election Shares

If you are a Sterling shareholder and you do not make an election to receive cash or PNC common stock in the merger, your elections are not received by the exchange agent by the election deadline, your forms of election are improperly completed and/or are not signed, or you do not send together with your forms of elections your certificates representing shares of Sterling common stock (or a properly completed notice of guaranteed delivery followed by delivery of the certificates within three trading days), you will be deemed not to have made an “election.” Shareholders not making an election may be paid in cash, PNC common stock or a mix of cash and shares of PNC common stock depending on, and after giving effect to, the number of valid cash elections and stock elections that have been made by other Sterling shareholders using the proration adjustment described below.

Proration

The total number of shares of PNC common stock that will be issued in the merger would be approximately 4.56 million and the cash that would be paid would be approximately $224.27 million, based on the number of Sterling shares outstanding on January 18, 2008. If the number of shares of Sterling common stock outstanding increases prior to the date of completion of the merger due to the exercise of outstanding options to purchase or receive shares of Sterling common stock, the aggregate number of shares of PNC common stock to be issued in the merger and the aggregate amount of cash to be paid will be increased accordingly.

The cash and stock elections are subject to proration and adjustment to preserve the proportion of the aggregate number of shares of PNC common stock to be issued to the aggregate cash consideration to be paid in the merger. As a result, even if you make an all cash election or an all stock election, you may nevertheless receive a mix of cash and stock consideration.

Adjustment if Stock Election is Oversubscribed

Cash may be paid to Sterling shareholders who make stock elections if the stock election is oversubscribed. The shares of Sterling common stock for which valid stock elections are made are known as the “stock election shares.” The number of shares of Sterling common stock that will be converted into shares of PNC common stock in the merger is equal to the “stock conversion number,” which is equal to the aggregate number of shares to be exchanged in the merger minus the number obtained by dividing (x) the aggregate number of shares to be exchanged in the merger multiplied by $7.60 by (y) the Per Share Consideration. If the stock election shares are greater than the stock conversion number, the stock election is oversubscribed, in which case:

•	Sterling shareholders making a cash election, and those shareholders who failed to make valid elections, will receive merger consideration consisting only of cash for each share of Sterling common stock;

•	the exchange agent will allocate from among the stock election shares pro rata to the holders of those shares in accordance with their respective numbers of stock election shares, a sufficient number of stock election shares, referred to as “converted stock election shares,” so that the difference between (1) the number of stock election shares less (2) the number of the converted stock election shares equals as closely as practicable the stock conversion number, and each converted stock election share will be, as of the effective time of the merger, converted into the right to receive the cash consideration; and

•	each other stock election share that is not a converted stock election share will be converted into the right to receive the stock consideration.

Example A. Oversubscription of Stock Election

Assuming that:

•	the average price of PNC’s common stock on the NYSE for the five trading days preceding the completion of the merger is $60.11,

•	there are 29,109,000 shares of Sterling issued and outstanding,

•	there are 20,000,000 stock election shares, and

•	no election is made with respect to all other outstanding shares,

then the stock conversion number is approximately 16,003,052 and a Sterling shareholder making a stock election with respect to 1,000 shares would receive the stock consideration with respect to 800 shares (1,000 x 16,003,052 ÷ 20,000,000) and the cash consideration with respect to the remaining 200 shares. Therefore, the Per Share Consideration would be $16.88 ($7.60 + (0.1543 x $60.11)) and that Sterling shareholder would receive approximately 224 shares of PNC common stock (800 x $16.88 ÷ $60.11) and approximately $3,376.00 in cash (200 x $16.88), which does not include cash that would be received for fractional shares.

Adjustment if Cash Election is Oversubscribed

PNC common stock may be issued to Sterling shareholders who make cash elections if the cash election is oversubscribed, in which case:

•	each stock election share will be converted into the right to receive the stock consideration;

•	the exchange agent will allocate from among the shares with respect to which no valid election has been made, referred to as “non-election shares,” pro rata to the holders of non-election shares in accordance with their respective numbers of non-election shares, a sufficient number of non-election shares so that the sum of that number and the number of stock election shares equals as closely as practicable the stock conversion number, and each such allocated non-election share, each referred to as a “stock-selected non-election share,” will be converted into the right to receive the stock consideration, except that if the sum of all non-election shares and stock election shares is equal to or less than the stock conversion number, all non-election shares will be stock-selected non-election shares;

•	if the sum of stock election shares and non-election shares is less than the stock conversion number, the exchange agent will allocate from among the shares with respect to which a valid cash election was made, referred to as “cash election shares,” pro rata to the holders of cash election shares in accordance with their respective numbers of cash election shares, a sufficient number of cash election shares so that the sum of that number, the number of all stock election shares, and the number of all non-election shares equals as closely as practicable the stock conversion number, and each such allocated cash election share, each referred to as a “converted cash election share,” will be converted into the right to receive the stock consideration; and

•	each cash election share that is not a stock-selected non-election share or a converted cash election share will be converted into the right to receive the cash consideration.

Example B. Oversubscription of Cash Election

Assuming that:

•	the average price of PNC’s common stock on the NYSE for the five trading days preceding the completion of the merger is $60.11,

•	there are 29,109,000 shares of Sterling issued and outstanding,

•	there are 20,000,000 cash election shares, and

•	and no election is made with respect to all other outstanding shares,

then the stock conversion number is approximately 16,003,052. The Sterling shareholders that made no valid election would receive only stock consideration, which would leave approximately 6,894,052 shares that need to receive the stock consideration (16,003,052 — 9,109,000). A Sterling shareholder making a cash election with respect to 1,000 shares would receive the stock consideration with respect to approximately 345 shares (1,000 x 6,894,052 ÷ 20,000,000) and the cash consideration with respect to the remaining 655 shares. Therefore, the Per Share Consideration would be $16.88 ($7.60 + (0.1543 x $60.11)) and that Sterling shareholder would receive approximately 96 shares of PNC common stock (345 x $16.88 ÷ $60.11) and approximately $11,056.40 in cash (655 x $16.88), which does not include cash that would be received for fractional shares.

Adjustment if the Stock Election Equals the Stock Conversion Number

If the number of stock election shares is equal to the stock conversion number, the stock election is sufficient. If the stock election is sufficient, then:

•	a Sterling shareholder making a cash election will receive the cash consideration for each share of Sterling common stock as to which he or she made a cash election;

•	a Sterling shareholder making a stock election will receive the stock consideration for each share of Sterling common stock as to which he or she made a stock election; and

•	a Sterling shareholder who made no election or who did not make a valid election with respect to any of his or her shares will receive the cash consideration for each share of Sterling common stock for which he or she made no election or did not make a valid election.

401(k) Plan Participants

Fiduciary Counselors will instruct the trustee of the 401(k) Plan to elect cash or PNC common stock as merger consideration as you direct. If you do not return a properly completed form of election by the deadline, you will be treated as if you had elected to receive PNC common stock. The merger consideration will be allocated to your account in the 401(k) Plan and will be subject to the same rules that apply to other portions of your 401(k) Plan account. Any merger consideration you receive in cash will be allocated initially to the Vanguard LifeStrategy Income Fund. Any merger consideration you receive in PNC common stock will be allocated initially to the PNC common stock fund, which will replace the Sterling common stock fund in the 401(k) Plan. You may transfer all or part of the merger consideration to any other available investment funds in the 401(k) Plan by following the normal investment transfer procedures. However, no participant in the 401(k) Plan will be permitted to direct contributions or investment transfers into the PNC common stock fund after the merger. Regardless of whether you elect cash or PNC common stock, the merger consideration will not be subject to tax until it is distributed from your 401(k) Plan account.

Treatment of Sterling Stock Options

Each outstanding option to acquire Sterling common stock granted under Sterling’s stock option and incentive plans will be converted automatically at the effective time of the merger into an option to purchase PNC common stock and will continue to be governed by the terms of the Sterling stock plan and related grant agreements under which it was granted, except that:

•	the number of shares of PNC common stock subject to the converted stock options will be equal to the product of the number of shares of Sterling common stock subject to the Sterling stock option and the Per Share Stock Consideration (determined as described above under the heading “— Consideration To Be Received in the Merger”), rounded down to the nearest whole share; and

•	the exercise price per share of PNC common stock subject to the converted stock option will be equal to the exercise price per share of Sterling common stock under the Sterling stock option divided by the Per Share Stock Consideration, rounded up to the nearest whole cent.

Conversion of Shares; Exchange of Certificates and Book-Entry Shares; Elections as to Form of Consideration

The conversion of Sterling common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. As promptly as reasonably practicable after completion of the merger, the exchange agent will exchange certificates and book-entry shares representing shares of Sterling common stock for merger consideration, without interest, to be received in the merger pursuant to the terms of the plan of merger. Computershare will be the exchange agent in the merger and will receive your form of election, exchange certificates for the merger consideration and perform other duties as explained in the plan of merger.

If any PNC shares are to be issued, or cash payment made, in a name other than that in which the Sterling stock certificates or book-entry shares surrendered in exchange for the merger consideration are registered, the person requesting the exchange must pay any transfer or other taxes required by reason of the issuance of the new PNC shares or the payment of the cash consideration in a name other than that of the registered holder of the Sterling stock certificate surrendered, or must establish to the satisfaction of PNC or Computershare that any such taxes have been paid or are not applicable.

Form of Election

The form of election and related transmittal materials are being mailed to Sterling shareholders separately following the mailing of this document. The form of election and related documents will allow you to make cash or stock elections or a combination of both.

The plan of merger provides that, unless otherwise agreed to by PNC and Sterling, the election deadline will be 5:00 p.m., EST, on the later of the day prior to the Sterling shareholders’ meeting, and the date that the parties believe to be as near as practicable to five business days prior to the anticipated closing. PNC and Sterling have agreed that the election deadline will be 5:00 p.m., EST, on March 25, 2008, which is the day prior to the Sterling shareholders’ meeting.

If you wish to elect the type of merger consideration you will receive in the merger, you should carefully review and follow the instructions that will accompany the form of election. Shareholders who hold their shares of Sterling common stock in “street name” or through a bank, broker or other nominee should follow the instructions of the bank, broker or other nominee for making an election with respect to such shares of Sterling common stock. Shares of Sterling common stock as to which the holder has not made a valid election prior to the election deadline will be treated as though they had not made an election.

To make a valid election, each Sterling shareholder must submit a properly completed form of election, together with stock certificates, so that it is actually received by the exchange agent at or prior to the election deadline in accordance with the instructions on the form of election. Neither PNC nor the exchange agent is under any obligation to notify you of any defect in a form of election. A form of election will be properly completed only if accompanied by certificates (or book-entry transfer of uncertificated shares) representing all shares of Sterling common stock covered by the form of election (or appropriate evidence as to the loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification, as will be described in the form of election). If you are a Sterling shareholder and you cannot deliver your stock certificates to the exchange agent by the election deadline, you may deliver a notice of guaranteed delivery promising to deliver your stock certificates, as will be described in the form of election, so long as (1) the guarantee of delivery is from a firm which is a member of any registered national securities exchange or a commercial bank or trust company in the United States and (2) the actual stock certificates are in fact delivered to the exchange agent within three trading days of execution of the guarantee of delivery.

Generally, an election may be revoked or changed, but only by written notice received by the exchange agent prior to the election deadline accompanied by a properly completed and signed revised form of election. If an election is revoked, or the plan of merger is terminated, and any certificates have been transmitted to the exchange agent, the exchange agent will promptly return those certificates to the shareholder who submitted those certificates via first-class mail or, in the case of shares of Sterling common stock tendered by book-entry transfer into the exchange agent’s account at the Depository Trust Company, or “DTC,” by crediting to an account maintained by such shareholder with DTC promptly following the termination of the merger or revocation of the election. Sterling shareholders will not be entitled to revoke or change their elections following the election deadline. As a result, if you have made elections, you will be unable to revoke your elections or sell your shares of Sterling common stock during the interval between the election deadline and the date of completion of the merger.

Shares of Sterling common stock as to which the holder has not made a valid election prior to the election deadline, including as a result of revocation, will be deemed non-election shares. If it is determined that any purported cash election or stock election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis.

Letter of Transmittal

Soon after the completion of the merger, the exchange agent will mail a letter of transmittal to only those persons who were Sterling shareholders at the effective time of the merger and who have not previously submitted a form of election and properly surrendered shares of Sterling common stock to the exchange agent. This mailing will contain instructions on how to surrender shares of Sterling common stock (if these shares have not already been surrendered) in exchange for the merger consideration the holder is entitled to receive under the plan of merger.

If a certificate for Sterling common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the plan of merger upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification.

Withholding

The exchange agent will be entitled to deduct and withhold from the cash consideration or cash instead of fractional shares payable to any Sterling shareholder the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If the exchange agent withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the shareholders from whom they were withheld.

Dividends and Distributions

Until Sterling shares of common stock are surrendered for exchange, any dividends or other distributions declared after the effective time with respect to PNC common stock into which shares of Sterling common stock may have been converted will accrue but will not be paid. PNC will pay to former Sterling shareholders any unpaid dividends or other distributions, without interest, only after they have duly surrendered their Sterling stock certificates.

Prior to the effective time of the merger, Sterling and its subsidiaries may not declare or pay any dividend or distribution on its capital stock or repurchase any shares of its capital stock, other than:

•	dividends paid by any Sterling subsidiary to another Sterling subsidiary or its parent company consistent with past practice;

•	dividends on preferred stock of subsidiaries, the common stock of which is owned directly or indirectly by Sterling; and

•	the acceptance of shares of Sterling common stock in payment of the exercise of a stock option granted under a Sterling stock option plan, to the extent that such stock options may be exercised.

Representations and Warranties

The plan of merger contains customary representations and warranties of Sterling and PNC relating to their respective businesses. With the exception of certain representations that must be true and correct in all material respects, no representation or warranty will be deemed untrue or incorrect as a consequence of the existence of any fact, circumstance or event unless that fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representation, has had or is reasonably likely to materially impair the ability of the company making the representation to consummate the merger, or is materially adverse to the business, financial condition or results of operations of the company making the representation and its subsidiaries, taken as a whole. In determining whether any such materially adverse effect has occurred or is reasonably likely to occur, the parties will disregard effects resulting from (1) events, conditions or trends in economic, business or financial conditions generally or affecting the bank or bank holding company businesses generally (including changes in interest rates and changes in the markets for securities), except to the extent the event, condition or trend has a disproportionate adverse effect on such party, (2) changes in generally accepted accounting principles or regulatory accounting requirements generally affecting the banking or bank holding company businesses but not uniquely relating to such party, (3) changes in laws, regulations, or interpretations of laws or regulations generally affecting the banking or bank holding company businesses, but not uniquely relating to such party, (4) actions or omissions of a party taken with the prior written consent of the other party in contemplation of the transactions contemplated by the plan of merger or actions that are taken by the parties, consistent with the terms of the plan of merger, to consummate the transactions contemplated by the plan of merger, (5) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, or (6) announcement of the plan of merger or the merger. The representations and warranties in the plan of merger do not survive the effective time of the merger.

Each of PNC and Sterling has made representations and warranties to the other regarding, among other things:

•	corporate matters, including due organization and qualification;

•	capitalization;

•	power and authority to execute, deliver and perform its obligations under the plan of merger;

•	shareholder vote requirement;

•	required government filings and consents;

•	the absence of conflicts with, or violations of, (1) organizational documents, (2) applicable law or (3) material agreements, indentures or other instruments, in each case as a result of the merger or entry into the plan of merger;

•	financial reports and regulatory documents;

•	absence of material adverse changes;

•	legal proceedings;

•	regulatory investigations and orders;

•	compliance with applicable law;

•	broker’s fees payable in connection with the merger;

•	environmental liabilities;

•	tax matters;

•	derivative instruments;

•	insurance coverage; and

•	the inapplicability of state takeover laws.

In addition, Sterling has made other representations and warranties about itself to PNC as to:

•	its subsidiaries;

•	material contracts, exclusivity arrangements, and other certain types of contracts;

•	employee matters, including employee benefit plans;

•	labor matters; and

•	absence of related party transactions.

PNC also has made representations and warranties to Sterling regarding the availability of cash to pay the cash portion of the merger consideration and the authorization and valid issuance of the PNC common stock to pay the stock portion of the merger consideration.

The representations and warranties described above and included in the plan of merger were made by each of PNC and Sterling to the other. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to by PNC and Sterling in connection with negotiating the terms of the plan of merger, and may have been included in the plan of merger for the purpose of allocating risk between PNC and Sterling rather than to establish matters as facts. The plan of merger is described in, and included as an annex to, this document only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding Sterling, PNC or their respective businesses. Accordingly, the representations and warranties and other provisions of the plan of merger should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this document and in the documents incorporated by reference into this document. See “Where You Can Find More Information” on page 74.

Covenants and Agreements

Each of Sterling and PNC has undertaken customary covenants that place restrictions on it and its subsidiaries until the effective time of the merger. In general, each of PNC and Sterling agreed to use its reasonable best efforts in good faith to take all actions and to do all things to permit the completion of the merger as soon as possible. Each of the parties has also agreed not to take any action that would prevent or delay the merger from qualifying as a reorganization for tax purposes, or, except as required by law, to take any action that is reasonably likely to result in any of the conditions to the merger not being satisfied or that is a material violation of the plan of merger.

Sterling has agreed that, with certain exceptions and except with PNC’s prior written consent (which is not to be unreasonably withheld, delayed or conditioned), Sterling will not, and will not permit any of its subsidiaries to, among other things, undertake the following actions:

•	to operate its business other than in the ordinary course of business or fail to use reasonable efforts to preserve intact its business organization and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates;

•	issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge or propose the creation of, any additional shares of Sterling common stock other than pursuant to rights existing on the date of the plan of merger;

•	permit any shares of Sterling common stock to become subject to new grants or other rights;

•	declare or pay any dividends or other distributions on any shares of its capital stock, except as set forth above in “— Conversion of Shares; Exchange of Certificates and Book-Entry Shares; Elections as to Form of Consideration — Dividends and Distributions;”

•	take certain actions relating to director, officer or employee agreements, compensation, benefits, hiring and promotion;

•	undertake certain corporate transactions, such as mergers and acquisitions, or other transactions, such as sales of assets or incurrence or waivers of indebtedness outside the ordinary course of business or to the extent such actions are material to Sterling and its subsidiaries as a whole;

•	amend it articles of incorporation or bylaws or similar governing documents;

•	make any change to its financial accounting methods, except as required by applicable law, generally accepted accounting principles or applicable regulatory accounting requirements;

•	other than in the ordinary course, and subject to certain other limitations, enter into, renew, amend in any respect or terminate any contract or agreement;

•	settle any claim, action or proceeding, other than payments in cash in the ordinary course of business consistent with past practice that do not exceed $100,000 individually or $250,000 in the aggregate, and that do not create negative precedent for claims that are likely to be material to Sterling or, after the closing, PNC;

•	make any capital expenditures in excess of $50,000 per project or related series of projects or $250,000 in the aggregate, other than in the ordinary course of business;

•	make, change, or revoke any material tax election, adopt or change any taxable year or period, change any material tax accounting method, file any material amended tax return, settle any material tax claim or surrender any material claim for a refund of taxes;

•	file any application to open, relocate or close any, or open or close any, branch or automated banking facility; or

•	agree to do any of the actions prohibited by the preceding bullets.

Sterling has agreed to use its reasonable best efforts in good faith to restate, complete or provide, as applicable, financial statements or such other financial and other information, including the audit opinion of its outside independent accountants, as necessary to cause the registration statement (of which this proxy statement/prospectus is a part) to be declared effective by the SEC and the proxy statement to be cleared with the SEC as soon as practicable. As promptly as practicable and prior to the completion of the merger, Sterling agrees that it will complete the restatement of its financial statements and the review of the loan portfolio of its subsidiary, EFI. Sterling also agrees to use its reasonable best efforts to facilitate the completion of the investigation and resulting report to Sterling’s audit committee described under “Recent Developments Regarding Sterling — Results of the Independent Investigation,” which has since been completed.

PNC has agreed that, except with Sterling’s prior written consent (which is not to be unreasonably withheld, delayed or conditioned), PNC will not, and will not permit any of its subsidiaries to:

•	amend its organizational documents in a way that would affect Sterling’s shareholders adversely relative to other holders of PNC common stock; or

•	declare or pay any extraordinary or special dividend or make any other extraordinary or special distributions with respect to its stock.

PNC also agrees to take certain actions in order to assume at the time of the consummation of the merger Sterling’s obligations with respect to its outstanding trust preferred securities and also with respect to certain of Sterling’s other debt obligations.

The plan of merger also contains mutual covenants relating to the preparation of this document and the holding of the special meeting of Sterling shareholders, access to information of the other company, notification to the other party of certain matters and public announcements with respect to the transactions contemplated by the plan of merger. Sterling and PNC have also agreed to use reasonable best efforts to prepare as promptly as possible all documentation, to effect all filings and to obtain all third party and governmental permits, consents, approvals and authorizations necessary to consummate the transactions contemplated by the plan of merger. Notwithstanding the foregoing, PNC is not required to take any action in connection with obtaining the necessary governmental and third party consents that would reasonably be expected to have a material adverse effect on PNC or Sterling, measured relative to Sterling.

Bank Mergers

PNC and Sterling have agreed to enter into a merger agreement pursuant to which BLC Bank, N.A. will merge with and into PNC Bank, National Association and a merger agreement pursuant to which Delaware Sterling Bank & Trust Company will merge with and into PNC Bank, Delaware. The bank mergers are intended to become effective after the closing of the merger of PNC and Sterling.

Reasonable Best Efforts of Sterling to Obtain the Required Shareholder Vote

Sterling has agreed to take all actions to hold a meeting of its shareholders as promptly as practicable for the purpose of obtaining shareholder approval of the plan of merger. Sterling’s board of directors may withdraw, modify, or condition its recommendation to approve the plan of merger only if Sterling’s board of directors determines, in good faith after consultation with its outside financial and legal advisors, that the failure to take such action would breach its fiduciary obligations under applicable law. Notwithstanding the foregoing, the plan of merger requires Sterling to submit the plan of merger to a shareholder vote even if its board of directors no longer recommends approval of the plan of merger, in which event the board may communicate its basis for its lack of a recommendation to shareholders.

Agreement Not to Solicit Other Offers

Sterling also has agreed that it, its subsidiaries and their officers and directors will not, and Sterling will use all reasonable best efforts to cause its employees and agents not to, directly or indirectly, initiate, solicit or encourage any inquiries or the making or implementation of any “Acquisition Proposal” (as defined below) or engage in any discussions or negotiations concerning, or provide confidential information with respect to, an Acquisition Proposal.

However, prior to the special meeting, Sterling is permitted to consider and participate in discussions and negotiations with respect to an Acquisition Proposal only if the Sterling board of directors determines in good faith (after consultation with outside legal counsel and financial advisors) that such action is required in order to comply with its fiduciary duties and Sterling has first entered into a confidentiality agreement with the party proposing the Acquisition Proposal on terms comparable to the confidentiality agreement with PNC.

Sterling has agreed:

•	to notify PNC within one day after receipt of any Acquisition Proposal or any inquiry that could reasonably lead to an Acquisition Proposal, or any material change to any Acquisition Proposal, or any request for nonpublic information relating to Sterling or any of its subsidiaries or for access to the properties, books or records of Sterling or any of its subsidiaries by any person or entity that informs the board of directors of Sterling that it is considering making, or has made, an Acquisition Proposal, and to provide PNC with relevant information regarding such inquiry, proposal, modification or amendment;

•	to keep PNC fully informed of the identity of the person making, the material terms of, and the status and details of any Acquisition Proposal and any related developments;

•	to cease any existing discussions or negotiations with any persons with respect to any Acquisition Proposal, and to use reasonable best efforts to cause all persons other than PNC who have been furnished with confidential information in connection with an Acquisition Proposal within the 12 months prior to the date of the plan of merger to return or destroy such information;

•	to use reasonable best efforts to enforce any existing confidentiality or standstill agreements, and to take all steps necessary to terminate any approval that may have been given under any such provisions authorizing any person to make an Acquisition Proposal; and

•	not to approve or take any action to render inapplicable to any Acquisition Proposal any anti-takeover provision under the Pennsylvania Business Corporation Law or any similar takeover laws.

“Acquisition Proposal” means any proposal or offer as to any of the following (other than the merger) involving Sterling or any of its significant subsidiaries:

•	any merger, consolidation, share exchange, business combination, or other similar transaction;

•	any sale, lease, exchange, pledge, transfer or other disposition of 25% or more of the consolidated assets or liabilities of Sterling or any of its significant subsidiaries in a single transaction or series of transactions;

•	any tender offer or exchange offer for, or other acquisition of, 25% or more of the outstanding shares of capital stock of Sterling or any of its significant subsidiaries; or

•	any public announcement of a proposal, plan or intention to do, or any agreement to engage in, any of the actions listed in the foregoing bullets.

Expenses and Fees

In general, each of PNC and Sterling will be responsible for all expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the plan of merger. However, the costs and expenses of copying, printing and mailing this document will be borne equally by Sterling and PNC.

Employee Matters

PNC has agreed to honor all Sterling compensation and benefit plans in accordance with their terms, subject to any amendments or termination required by the plan of merger or permitted by the terms of the applicable plans. If any Sterling employee compensation or benefits are changed or terminated by PNC, PNC will provide those Sterling employees who continue to be employed by PNC following the merger with compensation and benefits that are, in the aggregate, substantially similar to the compensation and benefits provided to similarly situated employees of PNC.

In addition, PNC has agreed, to the extent any Sterling employee participates in PNC compensation and benefit plans following the merger, to recognize each such employee’s service with Sterling prior to the completion of the merger for purposes of eligibility, vesting and benefit accruals (other than benefit accruals under defined benefit pension plans or that would result in a duplication of benefits). For one year following the merger, Sterling employees who continue to be employed by PNC following the merger will participate in PNC’s Displaced Employee Assistance Plan and will receive severance benefits equal to the greater of (i) the benefits payable under PNC’s Displaced Employee Assistance Plan or (ii) the benefits payable under Sterling’s Corporate Severance Package Merger and Acquisition Related Downsizing had it not been terminated. Following the one year anniversary of the merger, such continuing employees will participate in PNC’s Displaced Employee Assistance Plan.

PNC has agreed to waive any coverage limitations for pre-existing conditions under any PNC health plans, to the extent such limitation would have been waived or satisfied under a corresponding Sterling plan and to give credit for any co-payment and deductibles paid under a corresponding Sterling health plan for purposes of satisfying any applicable deductible and out-of-pocket requirements under any health plan of PNC.

However, PNC has no obligation to continue the employment of any Sterling employee, except Sterling employees that have entered into separate employment agreements with PNC, for any period following the merger and may review employee benefits programs from time to time and make such changes as it deems appropriate.

Indemnification and Insurance

The plan of merger requires PNC to indemnify and advance expenses to present and former directors and officers of Sterling and its subsidiaries against all costs or expense, judgments, fines, losses, claims, damages, penalties, amounts paid in settlement or other liabilities incurred in connection with any claim, action, suit, proceeding or investigation arising out of actions or omissions prior to the completion of the merger, to the extent provided under Sterling’s amended and restated articles of incorporation or amended and restated bylaws or indemnification agreements in effect on the date of the plan of merger and, in addition, to the fullest extent permitted by law.

The plan of merger provides that, for a period of six years after completion of the merger, PNC will use its reasonable best efforts to provide directors’ and officers’ liability insurance to reimburse current and former directors and officers with respect to claims arising at or prior to the completion of the merger. The insurance will contain at least the same coverage and amounts and contain terms and conditions that are not less advantageous than the current coverage provided by Sterling, except that PNC is not required to incur annual premium expense greater than 250% of Sterling’s current annual directors’ and officers’ liability insurance premium.

Conditions to Complete the Merger

Our respective obligations to complete the merger are subject to the fulfillment or waiver of certain conditions, including:

•	the approval of the merger by Sterling shareholders;

•	the receipt of all regulatory consents and approvals in connection with the merger of Sterling into PNC and the merger of certain banking subsidiaries of PNC and Sterling (in each case unless the failure to obtain such consents and approvals would not reasonably be expected to have a material adverse effect on Sterling or PNC measured on a scale relative to Sterling) without a condition or a restriction that would have a material adverse effect on Sterling or PNC, with materiality being measured on a scale relative to Sterling;

•	the absence of any law, statute, rule, regulation, judgment, decree, injunction or other order by any court or other governmental entity, which is in effect and prohibits completion of the merger;

•	the effectiveness of the registration statement of which this document is a part with respect to the PNC common stock to be issued in the merger under the Securities Act and the absence of any stop order or proceedings initiated or threatened by the SEC for that purpose; and

•	the receipt of all permits and other authorizations under United States securities laws and other authorizations necessary to complete the merger and to issue the shares of PNC common stock in connection with the merger.

Each of PNC’s and Sterling’s obligations to complete the merger is also separately subject to the satisfaction or waiver of a number of conditions including:

•	the receipt by each of PNC and Sterling of a legal opinion with respect to certain United States federal income tax consequences of the merger;

•	the truth and correctness of the representations and warranties of each other party in the plan of merger, subject to the materiality standard provided in the plan of merger; and

•	the performance by each other party in all material respects of their obligations under the plan of merger and the receipt by each party of certificates from the other party to that effect.

We cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this document, we have no reason to believe that any of these conditions will not be satisfied.

Termination of the Plan of Merger

The plan of merger can be terminated at any time prior to completion by mutual consent, if authorized by each of our boards of directors, or by either party in the following circumstances:

•	if the other party breaches the plan of merger in a way that would entitle the party seeking to terminate the agreement not to consummate the merger, unless the breach is capable of being, and is, cured within 30 days of notice of the breach;

•	if the merger has not been completed by July 19, 2008, unless the failure to complete the merger by that date is due to the terminating party’s breach of the plan of merger;

•	if the Sterling shareholders fail to approve the merger at the special meeting; or

•	if there is any final, non-appealable order permanently enjoining or prohibiting the completion of the merger.

In addition, PNC may terminate the plan of merger if the Sterling board of directors (1) fails to recommend that Sterling shareholders approve the merger or withdraws, qualifies, or modifies its recommendation (or resolves to take such action) in a manner adverse to PNC or (2) publicly recommends or endorses an “Acquisition Proposal” (as defined above in “— Agreement Not to Solicit Other Offers”), or resolves to do so. PNC may also terminate the plan of merger if Sterling breaches its obligation to call and hold a shareholder meeting to consider the merger or its obligation not to solicit competing acquisition proposals.

Effect of Termination.  If the plan of merger is terminated, it will become void, and there will be no liability on the part of PNC or Sterling, except that (1) both PNC and Sterling will remain liable for any willful breach of the plan of merger and (2) designated provisions of the plan of merger, including the payment of fees and expenses and the confidential treatment of information, will survive the termination.

Termination Fee

In the event that PNC terminates the plan of merger because the Sterling board of directors publicly recommends or endorses an “Acquisition Proposal” (as defined above in “— Agreement Not to Solicit Other Offers”) in a manner adverse to PNC (or resolves to do so), Sterling will pay PNC a $7 million termination fee. If Sterling consummates an alternative transaction relating to such Acquisition Proposal at any time, or consummates any other alternative transaction before the twelve-month anniversary of the termination of the plan of merger, Sterling will pay PNC a $21 million termination fee, less any termination fee previously paid.

In addition, we have agreed that if certain events occur relating to an alternative business combination proposal and thereafter the plan of merger is terminated by:

•	either Sterling or PNC because the Sterling shareholders do not approve the merger at the shareholder meeting;

•	PNC because the Sterling board of directors fails to recommend that Sterling shareholders approve the merger or withdraws, qualifies, or modifies its recommendation in a manner adverse to PNC (or resolves to take such action);

•	PNC because Sterling breaches its obligation to call and hold a shareholder meeting to consider the merger or its obligation to not solicit competing acquisition proposals; or

•	PNC because of a willful breach by Sterling that cannot be cured or, if curable, is not cured within 30 days written notice to Sterling of the breach;

and in connection with any of the above-listed events:

•	Sterling consummates an alternative transaction before the twelve-month anniversary of the termination of the plan of merger, Sterling will pay PNC a $21 million termination fee.

•	Sterling enters into any agreement related to any Acquisition Proposal before the twelve-month anniversary of the termination of the plan of merger, Sterling will pay PNC a $7 million termination fee. If Sterling consummates an alternative transaction relating to such agreement, Sterling will pay PNC a $14 million termination fee.

Amendment, Waiver and Extension of the Plan of Merger

Subject to applicable law, the parties may amend the plan of merger by written agreement. At any time prior to the completion of the merger, each of PNC and Sterling, to the extent legally allowed, may waive in whole or in part any conditions to that party’s obligation to complete the merger.

Resales of PNC Stock by Affiliates

Shares of PNC common stock to be issued to Sterling shareholders in the merger have been registered under the Securities Act, and may be traded freely and without restriction by those shareholders not deemed to be affiliates (as that term is defined under the Securities Act) of Sterling. Any subsequent transfers of shares, however, by any person who is an affiliate of Sterling at the time the merger is submitted for a vote of the Sterling shareholders will, under existing law, require:

•	the further registration under the Securities Act of the PNC stock to be transferred;

•	compliance with Rule 145 promulgated under the Securities Act, which permits limited sales under certain circumstances; or

•	the availability of another exemption from registration.

An “affiliate” of Sterling is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, Sterling. These restrictions are expected to apply to the directors and executive officers of Sterling and the holders of 10% or more of the outstanding Sterling common stock. The same restrictions apply to the spouses and certain relatives of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest.

PNC will give stop transfer instructions to the exchange agent with respect to the shares of PNC common stock to be received by persons subject to these restrictions, and the certificates for their shares will be appropriately legended. PNC is not required to further register the sale of PNC common stock to be issued to affiliates of Sterling.

Sterling has agreed in the plan of merger to use all reasonable best efforts to cause each person who is an affiliate of Sterling for purposes of Rule 145 under the Securities Act to deliver to PNC a written agreement intended to ensure compliance with the Securities Act.

ACCOUNTING TREATMENT

The merger will be accounted for as a “purchase,” as that term is used under generally accepted accounting principles, for accounting and financial reporting purposes. Under purchase accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Sterling as of the effective time of the merger will be recorded at their respective fair values and added to those of PNC. Any excess of purchase price over the fair values is recorded as goodwill. Consolidated financial statements of PNC issued after the merger would reflect these fair values and would not be restated retroactively to reflect the historical financial position or results of operations of Sterling.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following section describes the material United States federal income tax consequences of the merger to “U.S. holders” (as defined below) of Sterling common stock. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable current and proposed United States Treasury Regulations, judicial authorities and administrative rulings and practice, all as in effect as of the date of this registration statement and all of which are subject to change, possibly on a retroactive basis.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Sterling common stock that is for United States federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof or the District of Columbia; (iii) a trust if it (a) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (b) has valid election in effect under applicable United States Treasury Regulations to be treated as a United States person; or (iv) an estate the income of which is subject to United States federal income tax regardless of its source.

The United States federal income tax consequence to a partner in an entity or arrangement treated as a partnership, for United States federal income tax purposes, that holds Sterling common stock generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding Sterling common stock should consult their own tax advisors.

This discussion assumes that a U.S. holder holds Sterling common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of United States federal income taxation that may be relevant to a U.S. holder in light of such holder’s particular circumstances or to U.S. holders subject to special treatment under the United States federal income tax laws (including, for example, insurance companies, dealers or brokers in securities or currencies, traders in securities who elect mark-to-market treatment, tax-exempt organizations, financial institutions, mutual funds, entities or arrangements treated as partnerships for United States federal income tax purposes (and holders holding Sterling common stock through such entities or arrangements), United States expatriates, holders liable for the alternative minimum tax, U.S. holders who hold Sterling common stock as part of a hedging, “straddle,” constructive sale, conversion or other integrated transaction, holders whose functional currency for United States federal income tax purposes is not the U.S. dollar, and U.S. holders who acquired their Sterling common stock through the exercise of employee stock options or other compensation arrangements). In addition, the discussion does not address any aspects of foreign, state, local, estate or gift taxation that may be applicable to a U.S. holder.

Holders of Sterling common stock should consult with their own tax advisors as to the particular tax consequences to them of the merger, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws.

Tax Consequences of the Merger Generally

PNC and Sterling have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to PNC’s obligation to complete the merger that PNC receive an opinion of its counsel, Wachtell, Lipton, Rosen & Katz, dated the closing date of the merger, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and that each of PNC and Sterling will be a party to the reorganization within the meaning of Section 368(b) of the Code. It is a condition to Sterling’s obligation to complete the merger that Sterling receive an opinion of its counsel, Sullivan & Cromwell LLP, dated the closing date of the merger, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and that each of PNC and Sterling will be a party to the reorganization within the meaning of Section 368(b) of the Code. These opinions will be based on facts, representations and assumptions set forth or referred to in the opinions and on representation letters from PNC and Sterling.

These tax opinions are not binding on the Internal Revenue Service or any court, and neither PNC nor Sterling intends to request any ruling from the Internal Revenue Service as to the United States federal income tax consequences of the merger. Consequently, no assurance can be given that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

Assuming the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, the material United States federal income tax consequences of the merger to U.S. holders of Sterling common stock are, in general, as follows:

U.S. Holders Who Receive Solely PNC Common Stock.  If, pursuant to the merger, a U.S. holder exchanges all of its shares of Sterling common stock solely for shares of PNC common stock, such holder generally will not recognize gain or loss, except with respect to cash received instead of fractional shares of PNC common stock (as discussed below). The aggregate adjusted tax basis of the shares of PNC common stock received (including any fractional shares deemed received and exchanged for cash) will be equal to the aggregate adjusted tax basis in the shares of Sterling common stock surrendered. The holding period of the PNC common stock received (including any fractional shares deemed received and exchanged for cash) will include the holding period of the Sterling common stock surrendered in the merger.

U.S. Holders Who Receive Solely Cash.  If, pursuant to the merger, a U.S. holder exchanges all of its shares of Sterling common stock solely for cash, such holder generally will recognize capital gain or loss equal to the difference between the amount of cash received and such holder’s adjusted tax basis in the Sterling common stock surrendered. The gain or loss recognized will be long-term capital gain or loss if, as of the effective date of the merger, the U.S. holder’s holding period in the Sterling common stock surrendered exceeds one year. The deductibility of capital losses is subject to limitations. If a U.S. holder acquired different blocks of Sterling common stock at different times or different prices, such U.S. holder must determine its tax basis and holding period separately with respect to each such block of Sterling common stock. In some cases, if the U.S. holder actually or constructively owns PNC common stock immediately before the merger, and holds it after the merger, the cash received in the merger could be treated as having the effect of the distribution of a dividend, under the tests set forth in Section 302 of the Code, in which case such cash received would be treated as dividend income. In such cases, U.S. holders that are corporations should consult their tax advisors regarding the potential applicability of the “extraordinary dividend” provisions of the Code.

U.S. Holders Who Receive a Combination of PNC Common Stock and Cash.  If, pursuant to the merger, a U.S. holder exchanges its shares of Sterling common stock for a combination of PNC common stock and cash (other than cash received in lieu of a fractional share), such holder generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the sum of the amount of cash and the fair market value of the PNC common stock received, minus the adjusted tax basis of the Sterling common stock surrendered in exchange therefor, and (2) the amount of cash received by the holder. If a U.S. holder of Sterling common stock acquired different blocks of Sterling common stock at different times or different prices, the holder should consult the holder’s tax advisor regarding the manner in which gain or loss should be determined. Any recognized gain generally will be long-term capital gain if, as of the effective date of the merger, the U.S. holder’s holding period with respect to the Sterling common stock surrendered exceeds one year. In some cases, if the U.S. holder actually or constructively owns PNC common stock other than PNC common stock received in the merger, the recognized gain could be treated as having the effect of the distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend income. In such cases, U.S. holders that are corporations should consult their tax advisors regarding the potential applicability of the “extraordinary dividend” provisions of the Code. The aggregate tax basis of the PNC common stock received (including any fractional shares deemed received and exchanged for cash) by a U.S. holder that exchanges its shares of Sterling common stock for a combination of PNC common stock and cash will be equal to the aggregate adjusted tax basis of the shares of Sterling common stock surrendered, reduced by the amount of cash received by the holder (excluding any cash received instead of fractional shares of PNC common stock) and increased by the amount of gain, if any, recognized by the holder (excluding any gain recognized with respect to cash received instead of fractional shares of PNC common stock) on the exchange. The holding period of the PNC common stock received (including any fractional shares deemed received and exchanged for cash) will include the holding period of the Sterling common stock surrendered. U.S. holders receiving a combination of PNC common stock and cash should consult their tax advisors regarding the manner in which cash and PNC common stock should be allocated among the holder’s shares of Sterling common stock and the manner in which the above rules would apply in the holder’s particular circumstances.

Cash Instead of Fractional Shares

A U.S. holder who receives cash instead of a fractional share of PNC common stock generally will be treated as having received such fractional share pursuant to the merger and then as having received cash in exchange for such fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share and the tax basis allocated to such fractional share of PNC common stock. Such gain or loss generally will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for the fractional share (including the holding period for the shares of Sterling common stock surrendered therefor) is greater than one year.

Information Reporting and Backup Withholding

Cash payments received in the merger may, under certain circumstances, be subject to information reporting and backup withholding (currently at a rate of 28%), unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s United States federal income tax liability, provided that the required information is timely furnished to the Internal Revenue Service.

INFORMATION ABOUT THE COMPANIES

The PNC Financial Services Group, Inc.

The PNC Financial Services Group, Inc. is a Pennsylvania corporation, a bank holding company and a financial holding company under U.S. federal law. PNC is one of the largest diversified financial services companies in the United States based on assets, with businesses engaged in retail banking, corporate and institutional banking, asset management and global fund processing services. PNC provides many of its products and services nationally and others in PNC’s primary geographic markets located in Pennsylvania; New Jersey; Washington, DC; Maryland; Virginia; Ohio; Kentucky; and Delaware. PNC also provides certain global fund processing services internationally. PNC stock is listed on the NYSE under the symbol “PNC.” As of September 30, 2007, PNC had total consolidated assets of approximately $131.4 billion, total consolidated deposits of approximately $78.4 billion and total consolidated stockholders’ equity of approximately $14.5 billion. The principal executive offices of PNC are located at One PNC Plaza, 249 Fifth Avenue, Pittsburgh, Pennsylvania 15222-2707, and its telephone number is (412) 762-2000.

Additional information about PNC and its subsidiaries is included in documents incorporated by reference in this document. See “Where You Can Find More Information” on page 74.

Sterling Financial Corporation

Sterling Financial Corporation (NASDAQ: SLFI) is a diversified financial services company based in Lancaster, Pennsylvania. Sterling Banking Services Group affiliates offer a full range of banking services in south-central Pennsylvania, northern Maryland and northern Delaware. The group also offers correspondent banking services in the mid-Atlantic region to other companies within the financial services industry, and banking related insurance services. Sterling Financial Services Group affiliates provide specialty commercial financing; fleet and equipment leasing; and investment, trust and brokerage services. The principal executive offices of Sterling are located at 101 North Pointe Boulevard, Lancaster, Pennsylvania 17601 and its telephone number is (717) 581-6030. For more information about Sterling, see Annex A, “Supplemental Information Regarding Sterling Financial Corporation.”

The information about Sterling provided in this proxy statement/prospectus does not include financial statements and related financial information covering the entire period typically required by SEC regulations. In lieu thereof, Sterling, with the concurrence of the SEC staff, has included in this proxy statement/prospectus audited financial statements as of and for the year ended December 31, 2006, and as of and for the nine-month period ended September 30, 2007. Other financial information of Sterling, including under the heading “Selected Consolidated Historical Financial Data of Sterling” on page 11 and “Comparative Per Share Data” on page 13 and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Annex A, also is limited to this time period. Sterling believes, in light of the information provided in this proxy statement/prospectus and the difficulties facing Sterling, that the omitted information is not a material omission in the proxy statement/prospectus.

COMPARISON OF SHAREHOLDERS’ RIGHTS

PNC and Sterling are both incorporated under Pennsylvania law. Any differences, therefore, in the rights of holders of PNC common stock and Sterling common stock arise primarily from differences in their respective articles of incorporation and bylaws. Upon completion of the merger, the articles of incorporation and bylaws of PNC in effect immediately prior to the effective time of the merger will be the articles of incorporation and bylaws of the combined company. Consequently, after the effective time of the merger, the rights of former Sterling shareholders will be determined by reference to the PNC amended and restated articles of incorporation and amended and restated bylaws, which we may refer to as its “articles of incorporation” and “bylaws,” respectively. The material differences between the rights of holders of PNC common stock and Sterling common stock resulting from the differences in their governing corporate instruments are summarized below. This summary contains a list of the material differences but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the Pennsylvania Business Corporation Law (“PBCL”) and the governing instruments of PNC and Sterling, to which you are referred. The governing instruments are subject to amendment in accordance with their terms. Copies of the governing corporate instruments are available, without charge, to any person, including any beneficial owner to whom this document is delivered, by following the instructions listed under “Where You Can Find More Information.”

Authorized Capital

PNC

PNC is authorized under its articles of incorporation to issue 800,000,000 shares of common stock, par value $5.00 per share, and 20,000,000 shares of preferred stock, par value $1.00 per share. As of February 8, 2008, 340,738,424 shares of PNC common stock were issued and outstanding and 318,883 shares of preferred stock were issued and outstanding.

Sterling

Sterling is authorized under its articles of incorporation to issue 70,000,000 shares of common stock, par value $5.00 per share, and 10,000,000 shares of preferred stock, without par value. As of January 18, 2008, 29,509,681 shares of Sterling common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

Number of Directors

PNC

The board of directors of PNC has 18 directors. The bylaws of PNC provide that the number of directors will be not less than 5 nor more than 36.

Sterling

Sterling’s bylaws provide that its board of directors is composed of between one and 25 directors. Presently, the board of directors has 12 members.

Vacancies

PNC

Vacancies on PNC’s board of directors, including vacancies resulting from an increase in the number of directors, may be filled by a majority of the remaining directors though less than a quorum.

Sterling

Sterling’s bylaws provide that vacancies on Sterling’s board of directors, for whatever reason, including vacancies resulting from death, resignation, retirement, or an increase in the number of directors, may be filled by a majority vote of the remaining directors, even if less than a quorum. Any director elected by Sterling’s board of directors to fill a vacancy shall hold office until the next annual meeting of shareholders to elect his successor.

Special Meetings of the Board

PNC

Special meetings of PNC’s board of directors may be called by the chairman of the board of directors, the chief executive officer, the president, any vice chairman, or at the written request of any three directors.

Sterling

Special meetings of the board of directors may be called by the chairman of the board of the directors, by the president, or at the request of three or more directors.

Stockholder Rights Plans

PNC

While the PBCL authorizes a corporation to adopt a shareholder rights plan, PNC does not have a shareholder rights plan currently in effect.

Sterling

Sterling does not have a shareholder rights plan.

Classified Board of Directors and Cumulative Voting

PNC

Pennsylvania law permits classified boards but PNC has not adopted one.

Sterling

Sterling’s board of directors is divided into three classes, each serving three-year terms, so that as nearly as possible of one-third of the directors are elected at each annual meeting of shareholders. The board, however, does not have to maintain exact equality of the number of directors in each class.

Removal of Directors

PNC

PNC’s articles of incorporation do not expressly provide for removal of directors. The PBCL provides that any director may be removed by a vote of shareholders entitled to elect directors. Shareholder removal of directors is restricted if the board of directors is classified, if shareholders vote cumulatively when electing directors, or if the bylaws contain provisions addressing shareholder removal of directors, but none of these restrictions apply to PNC. Directors may remove a fellow director if he or she has been judicially declared of unsound mind, has been convicted of an offense punishable by imprisonment for more than one year or has failed to accept the office, or upon any other proper cause that the bylaws may specify. A court may remove a director upon application in a derivative suit in cases of fraudulent or dishonest acts, gross abuse of authority or discretion, or for any other proper cause.

Sterling

Sterling’s articles of incorporation provide that the affirmative vote of holders of a majority of the outstanding Sterling stock entitled to vote in the election of directors can remove any director or the entire board of directors from office with cause. An affirmative vote of the holders of at least 75% of the outstanding Sterling stock entitled to vote in the election of directors can remove directors without cause.

Special Meetings of Stockholders

PNC

Special meetings of the shareholders may be called, at any time, only by the board of directors, the chairman of the board, the president or a vice chairman of the board. While the PBCL provides generally that in addition to the foregoing persons, a group of shareholders entitled to cast at least 20% of the votes that all shareholders are entitled to cast at the particular meeting may call a special meeting, this provision does not apply to, among others, corporations, such as PNC, that have a class of voting shares registered under the Exchange Act, which we refer to as registered corporations. Only business brought before the meeting (1) pursuant to PNC’s notice of such meeting, (2) by the presiding officer or (3) at the direction of a majority of the board, may be conducted at such special meeting of shareholders.

Sterling

Sterling’s chief executive officer or the executive committee of the board of directors or the board of directors, pursuant to a resolution adopted by the affirmative vote of a majority of the board of directors, may each call a special meeting of shareholders. Shareholders may not call special meetings.

Notice of Meetings of Shareholders

PNC

PNC’s bylaws require at least five days’ written notice of meetings of shareholders.

Sterling

Sterling’s bylaws require at least ten days’ written notice of meetings of shareholders.

Actions by Stockholders without a Meeting

PNC

Under the PBCL, an action may be authorized by the shareholders of a registered corporation without a meeting by less than unanimous consent only if permitted by its articles of incorporation. PNC’s articles of incorporation do not authorize such action.

Sterling

Sterling’s articles of incorporation and bylaws provide that no action required to be taken or which may be taken at any annual or special meeting of the shareholders or of a class of the shareholders of the corporation may be taken without a duly called meeting. Additionally, the power of Sterling’s shareholders to consent in writing to action without a meeting is specifically denied, except that action may be taken without a meeting, if: (1) the number of shareholders of record is three or less, and (2) a consent in writing setting forth the action so taken is signed by all of the shareholders of record and is filed with Sterling’s secretary.

Amendment of Articles of Incorporation and Bylaws

PNC

PNC’s articles of incorporation do not expressly provide for amendment. Under the PBCL, an amendment to the articles of incorporation can be proposed by adoption of a resolution by the PNC board. An amendment must be submitted to a vote and approved by a majority of the shareholders entitled to vote thereon and, if any class or series of shares is entitled to vote thereon as a class, the affirmative vote of a majority of the votes cast in each such class vote, except for amendments on matters specified in Section 1914(c) of the PBCL that do not require shareholder approval.

PNC’s bylaws may be altered, amended, added to or repealed by a vote of a majority of the PNC board at any regular meeting of the PNC board or at any special meeting of the PNC board called for that purpose.

However, PNC’s articles of incorporation provide that the authority to make, amend, and repeal bylaws, while vested in the PNC board, is subject to the power of the shareholders to change such action. Moreover, the PNC board may not adopt or change a bylaw on certain subjects committed expressly to the shareholders by Section 1504(b) of the PBCL.

Sterling

A majority of the board of directors and a majority of the outstanding shares, voting together, can amend Sterling’s articles of incorporation. In addition, Sterling’s articles of incorporation may be amended by the affirmative vote of not less than 75% of the outstanding common stock.

The power to make, amend, alter, change or repeal Sterling’s bylaws is vested in the board of directors. This authority, however, is subject to the power of Sterling’s shareholders to make, amend, alter, change or repeal Sterling’s bylaws by an affirmative vote of not less than 75% of the outstanding stock entitled to vote.

Preemptive Rights

PNC

PNC shareholders do not have preemptive rights.

Sterling

Each Sterling shareholder has the preemptive right to purchase: (1) shares of the $5.00 par value Sterling common stock which are to be issued for cash, and (2) any other securities or obligations to be issued for cash by Sterling which are entitled to vote in the election of directors. The Sterling board of directors has full, complete and exclusive authority to establish the terms and conditions upon which such preemptive rights shall be extended to and may be exercised by shareholders.

These preemptive rights do not apply with respect to sales of treasury stock, the sale or issuance of shares pursuant to a dividend reinvestment plan, the sale or issuance of shares to employees of Sterling pursuant to any compensation plan, or the issuance of shares pursuant to a merger, consolidation or other business acquisition transaction.

Anti-Takeover Provisions

PNC

PNC is subject to certain anti-takeover provisions of the PBCL.

Control Transactions:  If any person or group acquires at least 20% of the voting stock of PNC (with certain exceptions for continuous ownership, shares acquired through stock splits or stock dividends, underwriting shares, shares held solely of record on behalf of a beneficial owner, and shares acquired in transactions exempt from the registration requirements of the Securities Act), each other holder of the voting stock of PNC is entitled to an appraisal procedure under which the controlling shareholder is required to pay each other holder the fair value of his shares. “Fair value” is determined taking into account all relevant factors, including an increment representing a proportion of any value payable for acquisition of control of the corporation. The minimum fair value is the highest price per share paid by the controlling person or group within the 90-day period ending on and including the date of the control transaction.

Business Combinations:  PNC is prohibited from engaging in any business combination with an interested shareholder at any time, unless:

•	the business combination transaction or the transaction that caused the person to become an interested shareholder was approved by PNC’s board of directors prior to the time the person became an interested shareholder;

•	the business combination is approved by the holders of all of the outstanding common shares;

•	the business combination is approved by the holders of a majority of the outstanding voting stock, excluding shares held by the interested shareholder, at a shareholders’ meeting called for such purpose no earlier than five years after the interested shareholder’s share acquisition date; or

•	all of the following conditions are met: (1) the aggregate consideration paid by the interested shareholder meets certain minimum per share requirements, is in cash or the same form as the interested shareholder has used to acquire the largest number of shares acquired in the past and is distributed promptly; (2) the interested shareholder has not become the beneficial owner of additional shares of common stock between the date the interested shareholder became an interested shareholder and the business combination; and (3) the business combination (A) is approved by the holders of a majority of the outstanding voting stock, excluding shares held by the interested shareholder, at a meeting called for this purpose no earlier than three months after the interested shareholder became (and if at the time of the meeting the interested shareholder remains) the beneficial owner of at least 80% of the outstanding voting stock, or (B) is approved by a majority of votes cast by shareholders at a meeting called for this purpose no earlier than five years after the interested shareholder became an interested shareholder.

A “business combination” includes transactions such as mergers, sales and leases of assets, issuances of securities, reclassifications of securities and similar transactions. An “interested shareholder” generally is any person who, together with certain affiliates, beneficially owns 20% or more of PNC’s voting stock.

A corporation can expressly elect not to be governed by the PBCL’s control transaction and business combination provisions by amending its articles of incorporation with board of directors and shareholder approval, or, under certain conditions, its bylaws, but PNC has not so opted out.

Control Share Acquisition:  The PBCL prevents a person or group acquiring different levels of voting power (20%, 33% and 50%) from voting any shares over the applicable threshold, unless “disinterested shareholders” approve such voting rights. PNC has opted out of this provision.

Disgorgement:  The PBCL requires that any person or group that publicly announces that it may acquire control of a corporation, or that acquires or publicly discloses an intent to acquire 20% or more of the voting power of a corporation, to disgorge to the corporation any profits that it receives from sales of the corporation’s equity securities purchased over the prior 18 months. PNC has opted out of this provision.

Constituency statute:  The PBCL expands the factors and groups (including shareholders) which a corporation’s board of directors can consider in determining whether an action is in the best interests of the corporation.

Sterling

Sterling is subject to the same provisions of the PBCL relating to business combinations and control transactions as is PNC, with the following differences.

Control Transactions:  Sterling has likewise not opted out of this provision.

Business Combinations:  In addition to, and not instead of, the rights under the business combination provisions of the PBCL, Sterling’s articles of incorporation require an affirmative vote of 75% of the outstanding shares entitled to vote to approve a business combination with an interested shareholder, or a 66 2/3% vote if the business combination was approved by a board resolution adopted by a majority of the continuing directors.

A “business combination” is defined similarly to the definition in the PBCL, except that certain size thresholds are lower than in the PBCL. An “interested shareholder” is defined similarly to the definition in the PBCL, except that a person, together with certain affiliates, must beneficially own 15% or more of Sterling’s voting stock. A “continuing director” means any member of Sterling’s board of directors who is unaffiliated with and is not a representative of an interested shareholder and who was a member of Sterling’s board of directors prior to the time that any interested shareholder became an interested shareholder, and (b) any successor of a continuing director who is unaffiliated with and is not a representative of an interested shareholder and who is recommended to succeed a continuing director by a majority of the continuing directors then members of Sterling’s board of directors.

Control Share Acquisition:  Sterling has not opted out of this provision.

Disgorgement:  Sterling has not opted out of this provision.

Constituency statute:  In addition to the constituency statute under the PBCL, Sterling’s articles of incorporation require, rather than permit, that Sterling’s board of directors give due consideration to various financial, legal, social and economic factors and various non-shareholder constituencies when evaluating whether certain acquisition proposals are in the best interests of Sterling.

Sterling has the following additional anti-takeover provision in its articles of incorporation.

Redemption right:  If any person acquires beneficial ownership of 30% or more of the outstanding Sterling common stock, Sterling must within 30 days thereafter extend to each Sterling shareholder, other than such person, together with certain affiliates, an offer to redeem at any time within 60 days of the date of such offer, all or any part of the Sterling common stock owned by him at a redemption price per share equal to the greatest of book value per share, the highest price paid by the acquiring person for Sterling common stock within the past 18 months, or the highest trading price of Sterling common stock within the past 18 months.

Sterling is not required to extend a redemption offer to any shareholder if a majority of the continuing directors, by resolution adopted before the person involved has acquired beneficial ownership of 15% or more of the outstanding Sterling common stock, approves the acquisition by such person of 30% or more of the outstanding Sterling common stock.

COMPARATIVE MARKET PRICES AND DIVIDENDS

PNC common stock is listed on the NYSE (trading symbol: PNC) and Sterling common stock is listed on the NASDAQ Global Select Market (trading symbol: SLFI) as more fully discussed below under the heading “— Listing of Sterling Common Stock on the NASDAQ Global Select Market.” The following table sets forth the high and low sales prices of shares of PNC common stock and Sterling common stock as reported on the NYSE and NASDAQ, respectively, and the quarterly cash dividends declared per share for the periods indicated.

	PNC Common Stock			Sterling Common Stock
	High	Low	Dividend	High	Low	Dividend

2006
First Quarter	$71.42	$61.78	$0.50	$22.00	$19.50	$0.14
Second Quarter	72.00	65.30	0.55	21.90	19.74	0.14
Third Quarter	73.55	68.09	0.55	22.79	20.75	0.15
Fourth Quarter	75.15	67.61	0.55	24.20	21.31	0.15
2007
First Quarter	76.41	68.60	0.55	24.05	21.02	0.15
Second Quarter	76.15	70.31	0.63	22.44	9.25	0.00
Third Quarter	75.99	64.00	0.63	18.10	10.20	0.00
Fourth Quarter	74.56	63.54	0.63	18.48	15.18	0.00
2008
First Quarter (through February 8, 2008)	67.23	53.10	0.63	16.65	13.00	0.00

For a discussion of restrictions on the ability of Sterling to pay dividends, please refer to Annex A, “Supplemental Information Regarding Sterling Financial Corporation — Business — Supervision and Regulation.”

On July 18, 2007, the last full trading day before the public announcement of the plan of merger, the high and low sales prices of shares of PNC common stock as reported on the NYSE were $73.87 and $72.60, respectively. On February 8, 2008, the last full trading day before the date of this document, the high and low sale prices of shares of PNC common stock as reported on the NYSE were $64.37 and $62.50, respectively.

On July 18, 2007, the last full trading day before the public announcement of the plan of merger, the high and low sales prices of shares of Sterling common stock as reported on NASDAQ were $10.71 and $10.30, respectively. On February 8, 2008, the last full trading day before the date of this document, the high and low sale prices of shares of Sterling common stock as reported on NASDAQ were $16.39 and $15.73, respectively.

As of February 8, 2008, the last date prior to printing this document for which it was practicable to obtain this information, there were approximately 49,219 registered holders of PNC common stock and approximately 4,466 registered holders of Sterling common stock.

PNC shareholders and Sterling shareholders are advised to obtain current market quotations for PNC common stock and Sterling common stock. The market price of PNC common stock and Sterling common stock will fluctuate between the date of this document and the completion of the merger. No assurance can be given concerning the market price of PNC common stock or Sterling common stock before or after the effective date of the merger.

Listing of Sterling Common Stock on the NASDAQ Global Select Market

Because Sterling has not filed its Quarterly Report on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007, and September 30, 2007, it is not in compliance with the continuing listing requirements set forth in NASDAQ Marketplace Rule 4310(c)(14). Based on a plan for regaining compliance with this requirement, Sterling presented a plan to the NASDAQ Listing Qualifications Panel, which we refer to as the

Panel, on June 28, 2007. The Panel, on August 14, 2007, granted Sterling’s request for continued listing of its common stock on the NASDAQ Global Select Market until November 12, 2007. On October 3, 2007, the NASDAQ Listing and Hearing Review Council, which we refer to as the Council, called Sterling’s case for review. Because Sterling was not able to satisfy the terms of its plan for regaining compliance by November 12, the Panel, on November 13, 2007, issued a decision to delist Sterling’s common stock from the NASDAQ Global Select Market. However, during the pending review of Sterling’s case by the Council, the delisting decision was stayed and Sterling’s common stock continues to be listed and traded on the NASDAQ Global Select Market. On January 22, 2008, the Council granted an extension for delisting Sterling’s common stock until March 24, 2008, at which time Sterling must be compliant with the NASDAQ listing requirements, or its common stock will be delisted as of March 26, 2008.

RECENT DEVELOPMENTS REGARDING STERLING

In connection with the preliminary results of the independent investigation described in more detail under “The Merger — Background of the Merger” and below under “— Results of the Independent Investigation,” Sterling initially reported on May 24, 2007 that Sterling expected to record a cumulative after-tax charge to the December 31, 2006 financial statements of approximately $145 million to $165 million.

On November 14, 2007, Sterling reported that, as Sterling worked toward finalizing its evaluation of the impact of the loan scheme, the audit committee, upon the recommendation of management, through its Disclosure Committee concluded on November 13, 2007 that an additional cumulative after-tax charge of approximately $35 million may be necessary under generally accepted accounting principles. This additional charge related to certain financing contracts delinquent more than 120 days that would be charged off completely, regardless of underlying collateral values and payments from customers, and previously recorded goodwill related to the EFI acquisition that Sterling deemed impaired. Sterling believes that a portion of these assets will be recovered as a result of Sterling’s collection and repossession efforts. With this additional charge, Sterling’s current cumulative after-tax estimate of the write-down of assets is approximately $200 million.

The independent investigation has been completed. Stradley Ronon Stevens & Young, LLP, the law firm engaged by the audit committee to conduct the independent investigation, presented the findings of the investigation to Sterling’s audit committee on November 12, 2007 and to the board of directors on November 13, 2007.

Results of the Independent Investigation

The independent investigation into irregularities at EFI was initiated in April 2007 when Sterling management received information suggesting irregularities related to certain financing contracts at EFI. Upon receiving information about the irregularities, management immediately notified the chairman of the board of directors, the board’s audit committee, and Sterling’s independent auditors, Ernst & Young LLP, and the audit committee hired legal counsel, Stradley Ronon Stevens & Young LLP, to conduct an independent investigation. With the audit committee’s approval, Stradley Ronon Stevens & Young engaged a forensic accounting firm, KPMG LLP, to assist in the investigation. The investigators conducted approximately 100 interviews of current and former EFI and Sterling employees, reviewed approximately 300 boxes of documents, reviewed nearly 700,000 electronic documents, and reviewed information pertaining to more than 4,000 active and inactive EFI loans dating back to 2002, when Sterling acquired EFI.

The investigators concluded that two of EFI’s senior officers, its chief operating officer and its executive vice president, with the assistance of a number of other EFI employees, certain customers, and other third parties, perpetuated a fraud scheme that subverted virtually every aspect of EFI’s loan process, including its internal controls. This confirmed the initial findings Sterling announced on May 24, 2007.

In addition, the investigators reported there was no evidence that any member of Sterling management or any non-EFI personnel of Sterling or its affiliates participated in or had any knowledge of the scheme.

Sterling’s board of directors adopted a number of corrective measures, most of which have been completed, for the purpose of remediating and preventing any repetition of the events at EFI.

Restatement Status and Related Matters

Sterling has completed the restatement of its financial statements as of and for the year ended December 31, 2006 and has completed its financial statements as of and for the nine months ended September 30, 2007, and these financial statements have been audited by Ernst & Young LLP. If the merger is not completed, Sterling expects to continue to work to complete the restatement of all of its financial statements required to become current in its reporting obligations under the federal securities laws and regulations and NASDAQ listing rules.

In the event the merger is not completed, Sterling believes that it would experience serious operational difficulties and other negative consequences. Sterling would be required to implement its alternative liquidity and capital plans, including taking the actions set forth in its corrective action plans submitted to its primary banking regulators, in order to return BLC Bank to “well managed” and “well capitalized” status. Sterling would continue not to pay dividends to its shareholders or on trust preferred securities until capital levels are restored and would need to raise significant amounts of capital in a dilutive manner. If Sterling were not successful in executing one or more of its alternatives to raise a sufficient amount of capital or improve the liquidity position at Sterling, serious consequences could occur, including: enforcement actions from bank regulatory authorities and other governmental authorities; the loss of employees; responses to and defenses of the actions and litigation described below under “— Civil Litigation” and that may arise in the future; responses to requests by governmental entities for information and documents and entering into related agreements, orders or settlements; remedial measures, including, changes to Sterling’s management and/or policies and internal controls and procedures; and actions with respect to Sterling’s capital levels. If all strategic alternatives in the corrective action plans fail, bank regulatory enforcement and remedial action may be possible against Sterling and/or its subsidiaries, which may include restricting ongoing business and operations and may possibly result in civil money penalties.

Regulatory Matters

As noted in “The Merger — Background of the Merger,” Sterling and BLC Bank experienced capital constraints resulting from the financial irregularities at EFI. In May 2007, as a result of regulatory, supervisory, and examination activities related to the EFI situation, Sterling and BLC Bank became subject to requirements that they obtain approval of the Federal Reserve Board and the OCC, respectively, prior to adding new directors or employing new senior executive officers and that they refrain from making “golden parachute payments” as defined in applicable regulations without prior regulatory approval. Under applicable regulations, BLC Bank also became subject to restrictions on its ability to pay dividends and management fees, restrictions on asset growth and expansion, and restrictions on deposit interest rates and brokered deposits.

Sterling is registered with the Federal Reserve Board as a “financial holding company” under the amendments of the Gramm-Leach-Bliley Act of 1999 to the Bank Holding Company Act of 1956. Under these provisions, a financial holding company is granted certain advantages in regulatory procedures and powers, which we refer to as GLB Procedures and Powers. Among other things, to qualify as a financial holding company, each of the holding company’s insured depository institution subsidiaries must be “well managed” and “well capitalized” as defined in applicable regulations. As a result of supervisory, regulatory, and examination activities, Sterling was advised by the Federal Reserve Board that Sterling no longer satisfies financial holding company requirements for purposes of the GLB Procedures and Powers due to BLC Bank’s “undercapitalized” and less than “well managed” status. Pursuant to regulations applicable to financial holding companies, Sterling submitted a plan on August 7, 2007 to enhance management and improve the overall condition of BLC Bank by December 17, 2007, or such longer period as may be permitted by the Federal Reserve Board. In light of the pending merger, on December 6, 2007, Sterling submitted a request to the Federal Reserve Board for an extension of the December 17 compliance date until June 14, 2008 to achieve the required enhancements, which the Federal Reserve Board granted on January 8, 2008. The action plan includes the implementation of a comprehensive enterprise risk management plan, the continued centralized oversight of EFI, the implementation of a plan to centralize controls at Sterling’s other financial services group subsidiaries, and the continued implementation of Sterling’s liquidity and capital plans.

Pursuant to regulations applicable to financial holding companies, Sterling also submitted a plan to restore BLC Bank’s capital to specified levels by February 4, 2008, or such longer period as may be permitted by the Federal Reserve Board. In light of the pending merger, on December 6, 2007, Sterling submitted a request to the Federal Reserve Board for an extension until June 14, 2008 to achieve the specified capital levels, which the Federal Reserve Board granted on January 8, 2008. In its capital restoration plan, and in addition to the restrictions noted above, Sterling committed that, until specified capital levels are achieved, Sterling will not pay dividends either to its shareholders or on trust preferred securities and will not engage in any new activities or make new investments permissible pursuant to the GLB Procedures and Powers without prior approval of the Federal Reserve Board.

Until Sterling is able to satisfy the financial holding company requirements, Sterling may also be subject to limitations on its current activities. The failure to satisfy the requirements in its management and capital restoration plans in a timely fashion could result in Sterling’s loss of Sterling’s financial holding company status and additional consequences described in Annex A.

Quantitative measures that have been established by regulation to ensure capital adequacy require Sterling and its banking subsidiaries to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and Tier 1 capital to risk-weighted assets. Sterling management believes that, as of September 30, 2007, Sterling and BLC Bank did not meet the minimum capital adequacy requirements to which they were subject. For the period ended December 31, 2006, management believes that Sterling and Bank of Lancaster County did not meet the minimum capital adequacy requirements due to the restatement of prior period losses related to EFI. As a result, under applicable regulations and in addition to the restrictions described above, BLC Bank must submit a capital restoration plan to the OCC within a specified period of time and Sterling must execute a guarantee to the effect the BLC Bank will comply with the capital restoration plan. BLC Bank also will be required to pay higher assessments for FDIC deposit insurance than depository institutions that are better capitalized. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital” in Annex A.

Civil Litigation

Based upon the facts and circumstances known to Sterling and its counsel regarding the pending or threatened civil litigation described below, Sterling has not established a reserve or accrued liability for any amount in its September 30, 2007 balance sheet.

Securities Class-Action Lawsuits in Federal Court

Several putative class-action lawsuits have been filed on behalf of persons who acquired Sterling common stock during the period from April 27, 2004 through May 24, 2007. Each complaint alleges, in substance, that Sterling’s public statements and filings fraudulently omitted information and included fraudulent misrepresentations, in April and May 2007, about the improprieties at EFI and their impact upon Sterling’s earnings, and that the price for Sterling stock was fraudulently inflated during the class period because of the omissions and misrepresentations. Each complaint alleges claims (1) under Section 10(b) of the Exchange Act, and (2) against “Controlling Persons” or “Controlling Defendants,” under Section 20(a) of the Exchange Act. The specific lawsuits are listed below:

Steve Macrina v. J. Roger Moyer, Jr., Thomas Dautrich, George W. Graner, Equipment Finance LLC, and Bank of Lancaster, N.A., 07 Civ. 4108 (Southern District of New York) (filed May 25, 2007)

Raymond D. Buckwalter v. Sterling Financial Corporation, Equipment Finance LLC, J. Roger Moyer, Jr., Thomas Dautrich, George W. Graner, Bradley Scovill, and John Doe Defendants 1-20, 2:07-cv-02171-LS (Eastern District of Pennsylvania) (filed May 29, 2007)

Brian Johnson v. J. Roger Moyer, Jr., J. Bradley Scovill and Tito Lima, 1:07-cv-04652 (Southern District of New York) (filed June 1, 2007)

Castle Strategic Trading, LLC v. J. Roger Moyer, Jr., Thomas Dautrich, George W. Graner, Equipment Finance LLC, and Bank of Lancaster, N.A., 07 Civ. 5594 (Southern District of New York) (filed June 12, 2007)

Jeffrey M. Cooley v. Sterling Financial Corporation, J. Roger Moyer, Jr., J. Bradley Scovill and Tito Lima, 07 CV 5671 (Southern District of New York) (filed June 14, 2007)

Kevin Simpson v. Sterling Financial Corporation, Bank of Lancaster County, N.A., Equipment Finance LLC, J. Roger Moyer, Jr., Tito Lima, J. Bradley Scovill, George W. Graner, Thomas Dautrich, and John Doe NOS. 1-20, 2:07-cv-02171-LS (Eastern District of Pennsylvania) (filed June 20, 2007)

Miller et al v. Sterling Financial Corp., Equipment Finance LLC, J. Roger Moyer, Jr., Thomas Dautrich, George W. Graner, J. Bradley Scovill, and John Doe NOS. 1-20, 2:07-cv-02694-LS (Eastern District of Pennsylvania) (filed June 28, 2007)

Kenneth G. Stoudt et al v. Sterling Financial Corp., Equipment Finance LLC, J. Roger Moyer, Jr., Thomas Dautrich, George W. Graner, J. Bradley Scovill, and Tito L. Lima, 2:07-cv-02914-LS (Eastern District of Pennsylvania) (filed July 16, 2007)

Frederica F. Haas et al v. Sterling Financial Corp., Equipment Finance LLC, J. Roger Moyer, Jr., Thomas Dautrich, George W. Graner, J. Bradley Scovill, and Tito L. Lima, 2:07-cv-03094-LS (Eastern District of Pennsylvania) (filed July 30, 2007)

On October 30, 2007, the Judicial Panel on Multidistrict Litigation ordered that the lawsuits filed originally in New York be transferred to the U.S. District Court for the Eastern District of Pennsylvania and, with the consent of that court, assigned to the Honorable Lawrence F. Stengel for coordinated pretrial proceedings.

At a status conference on December 18, 2007, Judge Stengel appointed the Public Employees Retirees Association of New Mexico and the New Mexico Educational Retirement Board as lead plaintiffs. On consent, the court also gave plaintiffs 60 days to file a consolidated amended complaint, and Sterling another 60 days to respond by motion or otherwise.

Certain Sterling shareholders who are members of the purported class and who received Sterling common shares as consideration in transactions where Sterling acquired the entity have informed Sterling that they are considering filing claims against Sterling in addition to those asserted in the purported securities class action for breach of contract and federal and state securities law violations.

Potential Shareholder Derivative Litigation

Sterling received a shareholder demand letter, dated June 6, 2007, from Brian M. Felgoise, an attorney acting on behalf of then-undisclosed shareholders. Mr. Felgoise demanded that (1) the Sterling board of directors appoint a Special Litigation Committee to investigate and remediate possible breaches of duties by certain unnamed officers and directors during the period from April 2004 through May 24, 2007, and (2) that Sterling file suit against these unnamed individuals to recover damages, including bonuses, the costs of investigations, and the proceeds of insider trading. Mr. Felgoise stated that he would commence litigation on behalf of Sterling if it did not take the demanded steps within 90 days.

In response to Sterling’s request for additional information, Mr. Felgoise disclosed that he represents Judy Horowitz, identified as a Pennsylvania resident and Sterling shareholder since 1990. Mr. Felgoise also stated that an investigation should be directed at those individuals who were members of the board of directors of Sterling and who were responsible for the financial reporting for Sterling. Mr. Felgoise also requested that the board of directors investigate “whether the aforementioned individuals have properly disclosed all of the material factors regarding the sale to PNC,” “whether the price of $565 million in cash and stock is fair and reasonable,” and whether any other bids were solicited, received and/or rejected.

On August 29, 2007, Sterling informed Mr. Felgoise that, prior to his June 6, 2007 demand letter, Sterling had commenced an internal investigation into the improprieties at EFI, and that the board of directors would determine what kinds of measures, in addition to the actions previously announced, may be appropriate upon the completion of this independent investigation. The response also informed Mr. Felgoise that Sterling’s sale to PNC was approved by the board of directors and properly disclosed in the Company’s documents and public filings. In his response on September 18, 2007, Mr. Felgoise requested additional details about the internal investigation; on October 16, 2007, Sterling informed Mr. Felgoise that the independent investigation was being conducted by the law firm of Stradley Ronon Stevens & Young, with the assistance of KPMG, and that Sterling expected the investigation to conclude in 2007.

Civil Litigation in State Court

On September 24, 2007, Univest National Bank & Trust Co. filed suit against EFI and Sterling, in the Court of Common Pleas of Montgomery County, Pennsylvania. Univest alleges that, beginning in 2005, it purchased from EFI 31 loans with a present value of $6.2 million, and that the loans had a higher rate of delinquency than was represented to it by Sterling and EFI. Univest brings claims of (1) breach of contract against EFI; (2) rescission for negligent misrepresentation/nondisclosure against EFI and Sterling; (3) fraudulent misrepresentation against EFI and Sterling; (4) breach of fiduciary duty against EFI; (5) conversion against EFI; (6) aiding and abetting breach of fiduciary duty against Sterling; and (7) conspiracy against EFI and Sterling. Univest seeks damages of $1,987,224.76, along with punitive damages, costs, interest, and other relief as the court deems appropriate.

On December 10, 2007, Woodlands Bank filed suit against Sterling and EFI in the Court of Common Pleas of Lycoming County, Pennsylvania for claims allegedly arising out of Woodlands’ purchase of certain equipment loans from EFI. Woodlands asserts the following claims against Sterling and/or EFI: (1) breach of contract; (2) rescission for negligent misrepresentation/non-disclosure; (3) fraudulent misrepresentation; (4) breach of fiduciary duty; (5) conversion; and (6) aiding and abetting breach of fiduciary duty. Woodlands seeks $7,848,210.99 (the alleged value of the 55 outstanding equipment loans purchased by Woodlands), plus interest, costs, and attorneys’ fees for its claims of breach of contract and rescission. In addition to that relief, Woodlands also seeks punitive damages and costs of the suit for its other claims.

On November 28, 2007, First Commonwealth Bank filed a writ of summons with respect to Sterling and EFI in the Court of Common Pleas of Indiana County, Pennsylvania in connection with claims allegedly arising out of First Commonwealth’s purchase of certain equipment loans from EFI. A complaint has not been filed in this action.

On June 5, 2007, EFI received a letter from NexTier Bank demanding that EFI immediately repurchase all loans assigned by EFI to NexTier Bank pursuant to a master assignment agreement. According to the demand letter, the loan in question had an aggregate outstanding principal balance, as of June 1, 2007, of approximately $1.2 million.

On December 27, 2007, Sterling and EFI received a letter from counsel for Farmers and Merchants Trust Company of Chambersburg, which we refer to as F&M, demanding that EFI immediately repurchase from F&M all of the outstanding loans purchased by F&M pursuant to three specified loan purchase agreements.

Other Investigations

The SEC is conducting a non-public investigation into the EFI situation. Sterling is cooperating with the SEC and providing information in response to SEC requests. The United States Attorney’s Office for the Eastern District of Pennsylvania also is investigating the EFI situation. Sterling is cooperating with that investigation and providing information in response to the United States Attorney’s Office’s requests.

LEGAL MATTERS

The validity of the PNC common stock to be issued in connection with the merger will be passed upon for PNC by George P. Long, III, Senior Counsel and Corporate Secretary of PNC. Certain U.S. federal income tax consequences relating to the merger will also be passed upon for PNC by Wachtell, Lipton, Rosen & Katz, and for Sterling by Sullivan & Cromwell LLP.

EXPERTS

The consolidated financial statements of PNC incorporated in this proxy statement/prospectus by reference from PNC’s Annual Report on Form 10-K/A Amendment No. 1 and management’s report on the effectiveness of internal control over financial reporting incorporated by reference in this proxy statement/prospectus from PNC’s Annual Report on Form 10-K/A Amendment No. 2, for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference (which reports (1) express an unqualified opinion on the consolidated financial statements and include explanatory paragraphs relating to the restatement of the consolidated statements of cash flows, PNC’s adoption of Statement of Financial Accounting Standard No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)” and PNC’s use of the equity method of accounting to recognize its investment in BlackRock, Inc, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Sterling as of and for the year ended December 31, 2006, and as of and for the nine-month period ended September 30, 2007, appearing in this proxy statement/prospectus and registration statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

OTHER MATTERS

According to the Sterling articles of incorporation and bylaws, business to be conducted at a special meeting of shareholders may only be brought before the meeting pursuant to a notice of meeting. Included within the notice of meeting must be a statement of the general nature of the business to be transacted at the special meeting.

Sterling 2008 Annual Meeting Shareholder Proposals

Sterling will hold a 2008 annual meeting of shareholders only if the merger is not completed as contemplated by the plan of merger. If it is determined that the merger will not be completed as contemplated by the plan of merger, Sterling will provide notice of the date fixed for the annual meeting, as well as the deadline for submitting shareholder proposals for such meeting and to have shareholder proposals included in Sterling’s proxy statement.

Householding Information

Pursuant to SEC rules, Sterling sends a single proxy statement to multiple shareholders who share the same address and who have the same last name, unless we receive instructions to the contrary from one or more of the shareholders. This method of delivery is known as “householding.” Upon written or oral request, a separate copy of the proxy statement, as applicable, will be delivered promptly to a shareholder at a shared address to which a single copy of the documents was previously delivered or, if you wish to receive a separate proxy statement and/or annual report in the future, please call Shareholder Relations at (717) 735-4066 or send a written request to Shareholder Relations, Sterling Financial Corporation, 101 North Pointe Boulevard, Lancaster, Pennsylvania 17601.

COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

The PNC bylaws provide for indemnification for current and former directors, officers, employees, or agents serving at the request of the corporation to the fullest extent permitted by Pennsylvania law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

PNC has filed with the SEC a registration statement under the Securities Act that registers the distribution to Sterling shareholders of the shares of PNC common stock to be issued in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about PNC and PNC stock. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this document.

You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, like PNC and Sterling, who file electronically with the SEC. The address of the site is www.sec.gov. The reports and other information filed by PNC with the SEC are also available at PNC’s internet website. The address of the site is www.pnc.com. The reports and other information filed by Sterling with the SEC are also available at Sterling’s internet website. The address of the site is www.sterlingfi.com. We have included the web addresses of the SEC, PNC, and Sterling as inactive textual references only. Except as specifically incorporated by reference into this document, information on those websites is not part of this document.

The SEC allows PNC to incorporate by reference information in this document. This means that PNC can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

This document incorporates by reference the documents listed below that PNC previously filed with the SEC. They contain important information about PNC and its financial condition.

PNC SEC Filings
(SEC File No. 001-09718; CIK No. 0000713676)	Period or Date Filed

Annual Report on Form 10-K	Year ended December 31, 2006 (as amended by Form 10-K/A filed on February 4, 2008 and Form 10-K/A filed on February 6, 2008)
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2007 (as amended by Form 10-Q/A filed on February 4, 2008), June 30, 2007 (as amended by Form 10-Q/A filed on February 4, 2008) and September 30, 2007 (as amended by Form 10-Q/A filed on February 4, 2008)
Current Reports on Form 8-K	Filed on January 10, 2007, January 24, 2007, February 2, 2007, February 9, 2007, February 20, 2007, March 6, 2007, March 7, 2007, March 8, 2007, March 28, 2007, March 30, 2007, April 30, 2007, June 13, 2007, June 14, 2007, July 3, 2007, July 19, 2007, July 25, 2007, August 13, 2007, October 1, 2007, January 22, 2008 and February 4, 2008 (two filings) (other than the portions of those documents not deemed to be filed)
The description of PNC common stock set forth in a registration statement filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating those descriptions

In addition, PNC also incorporates by reference additional documents that it files with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, between the date of this document and the date of the Sterling special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Sterling is currently not eligible to incorporate in this document by reference any documents that it filed, or may file in the future, with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended.

PNC has supplied all information contained or incorporated by reference in this document relating to PNC, as well as all pro forma financial information, and Sterling has supplied all information relating to Sterling.

Documents incorporated by reference, as well as certain other documents described in this proxy statement/prospectus, are available from PNC and Sterling without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document and certain other documents described in this document by requesting them in writing or by telephone from the appropriate company at the following addresses:

The PNC Financial Services Group, Inc.	Sterling Financial Corporation
One PNC Plaza	101 North Pointe Boulevard
249 Fifth Avenue	Lancaster, Pennsylvania 17601-4133
Pittsburgh, Pennsylvania 15222-2707	Attention: Shareholder Relations
Attention: Shareholder Relations	Telephone: (717) 735-4066
Telephone: (800) 843-2206
Email: investor.relations@pnc.com

Sterling shareholders requesting documents should do so by March 19, 2008 to receive them before the special meeting. You will not be charged for any of these documents that you request. If you request any incorporated documents or certain other documents from PNC or Sterling, PNC or Sterling will mail them to you by first class mail or another equally prompt means after it receives your request.

Neither PNC nor Sterling has authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated in this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

This document contains a description of the representations and warranties that each of PNC and Sterling made to the other in the plan of merger. Representations and warranties made by PNC, Sterling and other applicable parties are also set forth in contracts and other documents (including the plan of merger) that are attached or filed as exhibits to this document or are incorporated by reference into this document. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to between the parties in connection with negotiating the terms of the plan of merger, and may have been included in the plan of merger for the purpose of allocating risk between the parties rather than to establish matters as facts. These materials are included or incorporated by reference only to provide you with information regarding the terms and conditions of the plan of merger, and not to provide any other factual information regarding Sterling, PNC or their respective businesses. Accordingly, the representations and warranties and other provisions of the plan of merger should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this document.

ANNEX A

Supplemental Information Regarding Sterling Financial Corporation

INTRODUCTION

Restatement of the Financial Information

This annex to the proxy statement/prospectus includes, with respect to Sterling Financial Corporation (which we refer to as “Sterling,” “the company,” “we,” or “us”), a restatement of its consolidated balance sheet as of December 31, 2006 and the related consolidated statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2006. Sterling’s decision to restate these financials is the result of a voluntary, independent investigation that was initiated by Sterling and conducted by the audit committee of the board of directors as a result of significant fraudulent activity that occurred in its forestry commercial financing subsidiary, Equipment Finance, LLC (“EFI”) (which we refer to in this annex as the “EFI Matter”). The restatement is to correct the financial statements for fraudulent activities identified at EFI as more fully described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 2, “Restatement of the Consolidated Financial Statements” to the consolidated financial statements.

On April 30, 2007, Sterling announced that the previously issued financial statements included in its reports on Form 10-K, Form 10-Q and Form 8-K filed by Sterling from January 1, 2004 through April 19, 2007, and the reports on the audited financial statements and related internal controls issued by its independent registered public accounting firm, Ernst & Young LLP, and all earnings releases issued and similar communications issued by Sterling for 2004 through 2006, should no longer be relied upon due to the expected material impact of the irregularities. The financial information included in this report supersedes the previously issued financial statements for 2006 and management’s discussion and analysis thereof.

For purposes of providing comparative analysis in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of this annex, balance sheet line items as of December 31, 2006 are compared to the balance sheet items as at September 30, 2007. Results of operations, changes in shareholders’ equity, cash flows, and average balances, for the 12-month period ended December 31, 2006 are compared to the 12-month period ended September 30, 2007 (which includes the unaudited three months ended December 31, 2006, plus the nine months ended September 30, 2007).

Independent Investigation

On April 19, 2007, Sterling announced that in early April 2007, Sterling management received information suggesting irregularities in certain financing contracts at EFI. Upon receiving information regarding the irregularities, management immediately notified the chairman of the board of directors, the board’s audit committee, and Sterling’s independent auditors, Ernst & Young LLP and the audit committee hired legal counsel, Stradley Ronon Stevens & Young, LLP (which we refer to as “Stradley Ronon”), to conduct an independent investigation. With the audit committee’s approval, Stradley Ronon engaged a forensic accounting firm, KPMG LLP, to assist in the investigation (we refer to Stradley Ronon and KPMG as the “investigators”). Sterling also retained Promontory Financial Group to review its internal controls and procedures and related matters.

On May 24, 2007, Sterling publicly reported that it had determined that, under U.S. generally accepted accounting principles, it would be required to record a material impairment of certain assets of EFI, which it expected to record as a cumulative after-tax charge to the financial statements for the year ended December 31, 2006, estimated to be in the range of $145 million to $165 million based upon the results of the investigation’s preliminary findings. These assets included EFI financing contracts, interest associated with those contracts, and potential goodwill attributable to EFI.

On November 14, 2007, Sterling reported that, as Sterling worked toward finalizing its evaluation of the impact of the EFI Matter, the audit committee, upon the recommendation of management, through its disclosure committee, concluded on November 13, 2007 that an additional cumulative after-tax charge of approximately $35 million may be necessary under U.S. generally accepted accounting principles. This additional charge related to certain financing contracts delinquent more than 120 days that would be charged off completely, regardless of underlying collateral values and payments from customers, and previously recorded goodwill related to the EFI acquisition that Sterling deemed impaired.

The independent investigation has been completed. Stradley Ronon presented its findings of the independent investigation to Sterling’s audit committee on November 12, 2007 and to the board of directors on November 13, 2007.

Results of the Independent Investigation

The investigators conducted approximately 100 interviews of current and former EFI and Sterling employees, reviewed approximately 300 boxes of documents, reviewed nearly 700,000 electronic documents, and reviewed information pertaining to more than 4,000 active and inactive EFI loan documents dating back to 2002, when Sterling acquired EFI.

The investigators concluded that two of EFI’s senior officers, its chief operating officer, and its executive vice president, with the assistance of a number of other EFI employees, certain customers and other third parties, perpetuated a fraud scheme that subverted virtually every aspect of EFI’s loan process, including its internal controls. The investigators concluded that these employees colluded to misapply cash receipts, underwrite contracts to third parties that did not have the financial wherewithal to repay the loan, and used various deceptive methods to conceal credit delinquencies, non-accrual finance receivables, repossession information, and other loan quality monitoring statistics in order to deceive Sterling management and other parties utilizing such information to evaluate the performance of EFI. The investigators concluded that a significant amount of EFI finance receivables were either completely invalid or were in a significant non-performing status.

In addition, the investigators reported that there was no evidence that any member of Sterling management or any non-EFI personnel of Sterling or any of its affiliates participated in or had any knowledge of the scheme.

Sterling’s board of directors adopted a number of corrective measures, most of which have been completed, for the purpose of remediating and preventing any repetition of the events at EFI.

BUSINESS

Sterling Financial Corporation is a $3.2 billion financial holding company headquartered in Lancaster, Pennsylvania. Sterling was incorporated in Pennsylvania in 1987. Through its banking and non-banking subsidiaries, Sterling provides a full range of banking and financial services to individuals and businesses through the following four business segments: Community Banking and Related Services; Leasing; Commercial Finance; and Trust and Investment Services. The Other segment includes the parent company and discontinued operations.

In October 2006, Sterling completed the acquisition of Bay Net Financial, Inc. and its wholly owned thrift subsidiary, Bay Net A Community Bank. At the date of acquisition, Bay Net Financial, Inc. was merged into Sterling, and Bay Net A Community Bank merged with Sterling’s wholly owned subsidiary, First National Bank of North East. The resulting bank changed its name to “Bay First Bank, N.A.” as part of the bank merger. Sterling acquired Bay Net Financial, Inc. in order to enhance its banking franchise in Cecil, Harford and neighboring counties of Maryland.

On December 27, 2006, Sterling announced changes to its Insurance Related Services segment that resulted in the divestiture of three related lines of business associated with this segment. On December 26, 2006, Sterling entered into a definitive agreement to sell Corporate Healthcare Strategies, LLC and Professional Services Group. On December 27, 2006, Sterling entered into a definitive agreement to sell certain insurance assets of its personal property and casualty insurance agency, Lancaster Insurance Group, LLC. Sterling closed on each of these transactions on December 31, 2006. As a result of these actions, Sterling discontinued operations in the Insurance Related Services segment and this segment is no longer reportable.

All prior period results included herein have been reclassified to conform to the current presentation which displays the operating results of the divested businesses as discontinued operations. These reclassifications had no effect on net income or stockholders’ equity. Unless otherwise noted, the remaining discussion and tabular data relate only to Sterling’s continuing operations.

Community Banking and Related Services

The Community Banking and Related Services segment provides financial services to consumers, businesses, financial institutions and governmental units in south central Pennsylvania, northern Maryland and northern Delaware. These services include providing various types of loans to customers, accepting deposits, mortgage banking and other traditional banking services. Major revenue sources include net interest income and service fees on deposit accounts. Expenses include personnel and branch network support charges. The Community Banking and Related Services segment lends money to the Leasing and Commercial Finance segments, which represents the inter-segment eliminations.

As a result of the EFI Matter, the capital levels of Sterling and its banking subsidiary Bank of Lancaster County, N.A., the direct parent of EFI, were significantly depleted. In order to rebuild capital levels at Bank of Lancaster County, Sterling, on May 25, 2007, merged its banking subsidiaries Bank of Hanover and Trust Company, Pennsylvania State Bank, and Bay First Bank, N.A. into Bank of Lancaster County, which changed its name to BLC Bank, N.A. (which we refer to as “BLC Bank”). Each of the branches of the respective former banks continue to operate under their respective pre-merger trade name, as divisions of BLC Bank, with the same personnel and the same types of products and services. These actions were taken as part of the capital restoration plan which Sterling developed to address the events at EFI, as more fully discussed in the main body of the proxy statement/prospectus under the heading “Recent Developments Regarding Sterling.”

The Community Banking and Related Services segment at September 30, 2007 was comprised of our banking affiliates, as summarized below (dollars in millions).

	# of
Bank Name	Offices	Markets Served	Loans	Deposits	Assets

BLC Bank, N.A.(1)	67	Adams County, PA	$2,356	$2,696	$3,304
		Berks County, PA
		Chester County, PA
		Cumberland County, PA
		Dauphin County, PA
		Lancaster County, PA
		Lebanon County, PA
		York County, PA
		Carroll County, MD
		Cecil County, MD
		Harford County, MD
Delaware Sterling Bank & Trust Company	1	New Castle County, DE	13	47	51

(1)	For the purpose of this table, BLC Bank, N.A. includes only the banking subsidiaries, which include Bank of Hanover and Trust Company, Pennsylvania State Bank, Bay First Bank and Bank of Lancaster County.

In addition to its network of 68 office locations, the Community Banking and Related Services segment delivers its services through alternative delivery channels, including the ATM network, Internet and telephone banking.

The Community Banking and Related Services segment’s geographic market is comprised of diverse economies in Pennsylvania, Maryland and Delaware with agriculture, manufacturing, tourism, government, healthcare, technology, education and financial services all contributing to the overall strength of the economy. No single sector dominates the region’s economy.

The banks are subject to regulation and periodic examination by their regulators, including the Office of the Comptroller of the Currency for BLC Bank, N.A. and the Delaware Office of the State Bank Commissioner and the FDIC for the state chartered, non-member bank, Delaware Sterling Bank & Trust Company. The Federal Deposit Insurance Corporation, to the maximum extent provided by law, insures the banks’ deposits.

At September 30, 2007, the Community Banking and Related Services segment represented approximately 85% of Sterling’s consolidated assets, and had net income of $9.3 million for the nine months ended September 30, 2007. The Community Banking and Related Services segment has absorbed $15.3 million or 78.6% of the investigation costs associated with the EFI Matter during this period.

Leasing

Town & Country Leasing, LLC, a wholly owned subsidiary of BLC Bank, represents the sole affiliate within the Leasing segment. This segment provides fleet management, equipment financing and leasing alternatives to customers headquartered primarily in Pennsylvania and surrounding states. Through its customers’ branch offices, the Leasing segment conducts business in all 50 states.

At September 30, 2007, the Leasing segment represented approximately 9% of Sterling’s consolidated assets, and had net income of $2.1 million for the nine months ended September 30, 2007. Major revenue sources include net interest income and rental income on operating leases. Expenses include personnel, support and depreciation charges on operating leases.

Commercial Finance

Equipment Finance, LLC, a wholly owned subsidiary of BLC Bank, represents the sole affiliate within the Commercial Finance segment. Prior to the discovery of financial irregularities in April 2007, EFI specialized in financing forestry and land-clearing equipment for the soft wood pulp business utilized primarily in the paper industry through equipment dealers. EFI’s primary area of operation is the southeastern United States.

On April 19, 2007, Sterling announced that it had received information suggesting irregularities in certain financing contracts at EFI. For further discussion of ongoing matters with respect to EFI, please refer to the discussion in the main body of the proxy statement/prospectus under the heading “Recent Developments Regarding Sterling.”

At September 30, 2007, the Commercial Finance segment represented approximately 4% of Sterling’s consolidated assets, which is comprised primarily of a current and deferred tax asset associated with the losses incurred due to the EFI Matter discussed earlier, and the segment had a net loss of $12.1 million for the nine months ended September 30, 2007. The major remaining revenue source is recovery income from management’s collections of previously charged-off loans. Operating expenses include personnel and support charges.

Trust and Investment Services

The Trust and Investment Services segment consists of Sterling Financial Trust Company, Church Capital Management, LLC (which we refer to as “Church Capital”) and Bainbridge Securities, Inc. Church Capital is an investment advisor registered with the Securities and Exchange Commission (which we refer to as the “SEC”) and Bainbridge Securities is a broker dealer and member firm of the Financial Industry Regulatory Authority (commonly known as “FINRA”) that offers complementary products and services to the more traditional wealth management services.

This segment includes both corporate asset and personal wealth management services. The corporate asset management business provides retirement planning services, investment management, custody and other corporate trust services to small to medium size businesses in Sterling’s market area. Personal wealth management services include investment management, brokerage, estate and tax planning, as well as trust management and administration for high net worth individuals and their families.

For the nine-month period ended September 30, 2007, the Trust and Investment Services segment had net income of $1.4 million. In addition, the Trust and Investment Services segment had assets under administration of approximately $2.8 billion. Major revenue sources include management and estate fees and commissions on security transactions. Expenses primarily consist of personnel and support charges, as well as amortization of intangible assets.

Other

The parent company and discontinued operations are included in the Other category of the Segment Reporting footnote (Note 24). Sterling’s major sources of operating funds, as a parent company, are dividends received from its subsidiaries and reimbursement of operating expenses from its subsidiaries. In addition, in 2007, the parent company obtained a 364-day $80.0 million line of credit from Manufacturers and Traders Trust Company (hereafter referred to as “M&T Bank”), secured by the stock of BLC Bank, and drew upon $70.0 million of it to provide additional capital to BLC Bank. Sterling’s expenses are primarily operating expenses. Dividends that Sterling pays to its shareholders are funded primarily by dividends paid to Sterling by its subsidiaries. Due to the EFI Matter and the related negative impact on capital, BLC Bank is precluded from paying dividends to Sterling until capital levels at BLC Bank have been restored to “well capitalized” after which payment of dividends will be conditioned on approval by BLC Bank’s primary regulator.

For more detailed financial information pertaining to our operating segments, please refer to Note 24 of the Consolidated Financial Statements.

Sterling and its subsidiaries do not have any portion of their businesses dependent on a single or limited number of customers, the loss of which would have a material adverse effect on their businesses. No substantial portions of their loans or investments are concentrated within a single industry or group of related industries, although a significant amount of loans are secured by real estate located in south central Pennsylvania and northern Maryland. The businesses of Sterling and its subsidiaries are not seasonal in nature.

Competition

The financial services industry in Sterling’s market areas is highly competitive, including competition from commercial banks, savings banks, credit unions, finance companies and non-bank providers of financial services. Several of Sterling’s competitors have legal lending limits that exceed those of Sterling’s subsidiaries, as well as funding sources in the capital markets that exceed Sterling’s availability. The increased competition has resulted from a changing legal and regulatory climate, as well as from the economic climate.

Environmental Compliance

Although we believe our operations are in material compliance with applicable environmental laws and regulations, risks of significant costs and liabilities are inherent in the lending environment, and we cannot assure that significant costs and liabilities will not be incurred. Moreover, it is possible that other developments, such as increasingly strict environmental laws and regulations and enforcement policies, and claims for damages to property or persons resulting from our customer’s properties for which we provided loans, could result in substantial costs and possible liability to us. We believe that changes in environmental laws and regulations will not have a material adverse effect on our financial position, results of operations or cash flows in the near term.

Supervision and Regulation

Bank holding companies and banks operate in a highly regulated environment and are regularly examined by federal and state regulatory authorities. The following discussion highlights various federal and state laws and regulations and the potential impact of such laws and regulations on Sterling and its subsidiaries. To the extent that this information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory or regulatory provisions themselves. Proposals to change laws and regulations are frequently introduced in Congress, the state legislatures, and before the various regulatory agencies. Sterling cannot determine the likelihood or timing of any such proposals or legislation or the impact they may have on Sterling and its subsidiaries. A change in law, regulations or regulatory policy may have a material effect on the business of Sterling and its subsidiaries. As discussed elsewhere in this document, as a result of the losses related to the EFI Matter, Sterling’s and Bank of Lancaster County’s capital were significantly depleted. In response, Sterling developed a capital restoration plan. First, Sterling merged four of its subsidiary banks and BLC Bank in May 2007 into one charter, BLC Bank, in order to consolidate capital. Second, Sterling obtained an $80.0 million 364-day line of credit from M&T Bank, secured by the stock of BLC Bank, $70.0 million of which was drawn upon and contributed to BLC Bank as capital.

In addition to the following discussion of the supervision and regulation to which Sterling and its subsidiary banks are subject, please refer to the discussion in the main body of the proxy statement/prospectus under the headings “Recent Developments Regarding Sterling,” and “The Merger — Background of the Merger” with regard to the capital and liquidity issues resulting from the EFI Matter and its regulatory consequences.

Bank Holding Company Regulation

Sterling is a bank holding company that has also elected to become a “financial holding company.” As a bank holding company, Sterling is subject to the regulations of the Board of Governors of the Federal Reserve System (which we refer to as the “Federal Reserve”) under the Bank Holding Company Act of 1956, as amended (which we refer to as the “BHC Act”). Bank holding companies are required to file periodic reports with, and are subject to examination by, the Federal Reserve. The BHC Act requires a bank holding company to serve as a source of financial and managerial strength to its banking subsidiaries, which may result in providing adequate capital funds to the banks during periods of financial stress or adversity.

The BHC Act prohibits Sterling from acquiring direct or indirect control of more than 5% of the outstanding voting stock of any bank or thrift, or substantially all of the assets of any bank or thrift, or merging with another bank holding company, without the prior approval of the Federal Reserve. The BHC Act allows interstate bank acquisitions and interstate branching by acquisition and consolidation subject to certain limitations. The Pennsylvania Department of Banking also must approve any similar consolidation. Pennsylvania law permits Pennsylvania financial holding companies to control an unlimited number of banks.

In addition, the BHC Act restricts our non-banking activities to those that are determined by the Federal Reserve to be financial in nature, incidental to such financial activity, or complementary to a financial activity. The BHC Act does not place geographic restrictions on the activities of non-bank subsidiaries of financial holding companies.

The Federal Deposit Insurance Corporation Improvement Act requires a bank holding company to guarantee the compliance of any insured depository institution subsidiary that may become “undercapitalized,” as defined by regulations, with the terms of any capital restoration plan filed by such subsidiary with its appropriate federal banking agency, up to specified limits.

Financial Services Modernization Legislation

In November 1999, the Gramm-Leach-Bliley Act of 1999, or the GLB Act, was enacted. As a result of the passage of the GLB Act, new opportunities became available to financial institution holding companies as a result of the removal of restrictions under a regulatory framework that had its origin in the Great Depression of the 1930s. In addition, the GLB Act also contains provisions that expressly preempt any state law restricting the establishment of financial affiliations, primarily related to insurance.

The general effect of the GLB Act is to permit banks, other depository institutions, insurance companies and securities firms to enter into combinations that result in a single financial services organization that offer customers a wider array of financial services and products through a new entity known as a “financial holding company.” “Financial activities” is broadly defined to include not only banking, insurance and securities activities, but other activities incidental to such financial activities or complementary activities that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

The GLB Act also permits national banks to engage in expanded activities through the formation of financial subsidiaries.

Since April 2001, Sterling has been registered with the Federal Reserve as a “financial holding company” and has utilized the opportunities available under the GLB Act (amendment) to expand into a diversified holding company. Sterling acquired Equipment Finance, LLC in February 2002, Church Capital Management LLC and Bainbridge Securities, Inc. in October 2003, Stoudt Advisors in May 2004, Lancaster Insurance Group, LLC in June 2004, and the assets of Infinity Investment Advisors in December 2005. Sterling also acquired several banks during that time.

Nevertheless, the GLB Act may have the result of increasing the amount of competition that Sterling faces from larger institutions and other types of companies offering financial products, many of which may have substantially more financial resources than does Sterling.

As noted above, Sterling is registered with the Federal Reserve as a “financial holding company” under the GLB Act. Among other things, to qualify as a financial holding company, each of the holding companies’ insured depository institution subsidiaries must be “well managed” and “well capitalized” as defined in applicable regulations. In this regard, Sterling has been advised by the Federal Reserve that Sterling no longer satisfies the requirements to be eligible to be a financial holding company. Pursuant to regulations applicable to financial holding companies, Sterling submitted a plan to enhance management and improve the overall condition of BLC Bank. The action plan includes the implementation of a comprehensive enterprise risk management plan, the continued centralized oversight of EFI, the implementation of a plan to centralize controls at Sterling’s other financial services group subsidiaries, and the continued implementation of Sterling’s liquidity and capital plans

Pursuant to regulations applicable to financial holding companies, Sterling also submitted a plan to restore BLC Bank’s capital to specified levels. In its capital restoration plan, and in addition to the restrictions noted above, Sterling committed that, until specified capital levels are achieved, Sterling will not pay dividends either to its shareholders or on trust preferred securities and will not engage in any new activities or make new investments permissible pursuant to the GLB Act without prior approval of the Federal Reserve.

Until Sterling is able to satisfy the financial holding company requirements, Sterling may also be subject to limitations on its current activities. The failure to satisfy the requirements in its management and capital restoration plans in a timely fashion could result in Sterling’s loss of Sterling’s financial holding company status and additional consequences.

USA Patriot Act of 2001

On October 26, 2001, the USA Patriot Act of 2001 was enacted. The USA Patriot Act contains the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 (which we refer to as the “IMLAFA”), which sets forth anti-money laundering measures affecting insured depository institutions, broker-dealers and other financial institutions. The IMLAFA requires U.S. financial institutions to adopt policies and procedures to combat money laundering and grants the Secretary of the Treasury broad authority to establish regulations and to impose requirements and restrictions on the operations of financial institutions.

Sarbanes-Oxley Act of 2002

In July 2002, the Sarbanes-Oxley Act of 2002 was enacted. The Sarbanes-Oxley Act represents a comprehensive revision of laws affecting corporate governance, accounting obligations and corporate reporting. The Sarbanes-Oxley Act is applicable to all companies with equity securities registered under, or that file reports under, the Securities Exchange Act of 1934. In particular, the Sarbanes-Oxley Act established: (i) new requirements for audit committees addressing independence, expertise and responsibilities; (ii) additional responsibilities regarding financial statements for the Chief Executive Officer and Chief Financial Officer of the reporting company; (iii) new standards for auditors and regulation of audits; (iv) increased disclosure and reporting obligations for the reporting company and its directors and executive officers; and (v) new and increased civil and criminal penalties for violations of the securities laws. Many of the provisions were effective immediately, while other provisions became effective over a period of time and are subject to rulemaking by the SEC and the Public Company Accounting Oversight Board. Because Sterling’s common stock is registered with the SEC, it is subject to this Act.

Since 2002, the SEC and the NASDAQ have issued new regulations affecting our corporate governance and heightening our disclosure requirements. The new requirements include enhanced proxy statement disclosures on corporate governance and executive compensation, stricter independence requirements for the board of directors and its committees, posting of various SEC reports on our website, and documentation, testing and analysis of our internal controls and procedures.

Regulation W

Sterling and its banking affiliates are subject to Regulation W, which provides guidance on permissible activities and transactions between a bank and its affiliated companies. In general, subject to certain specified exemptions, a bank and its subsidiaries cannot engage in “covered transactions” (as defined below) with affiliates:

•	that amount to more than 10% of the bank’s capital and surplus, in the case of covered transactions with any one affiliate; and

•	that amount to more than 20% of the bank’s capital and surplus, in the case of covered transactions with all affiliates.

In addition, a bank and its subsidiaries may engage in covered transactions and other specified transactions only on terms and under circumstances that are substantially the same, or at least as favorable to the bank or its subsidiary, as those prevailing at the time for comparable transactions with nonaffiliated companies. A “covered transaction” includes:

•	a loan or extension of credit to an affiliate;

•	a purchase of, or an investment in, securities issued by an affiliate;

•	a purchase of assets from an affiliate, with some exceptions;

•	the acceptance of securities issued by an affiliate as collateral for a loan or extension of credit to any party; and

•	the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate.

In addition, under Regulation W:

•	a bank and its subsidiaries may not purchase a low-quality asset from an affiliate;

•	covered transactions and other specified transactions between a bank or its subsidiaries and an affiliate must be on terms and conditions that are consistent with safe and sound banking practices; and

•	with some exceptions, each loan or extension of credit by a bank to an affiliate must be secured by collateral with a market value ranging from 100% to 130%, depending on the type of collateral, of the amount of the loan or extension of credit.

Check 21

The Check Clearing for the 21st Century Act, or “Check 21” as it is commonly known, became effective on October 28, 2004. Check 21 facilitates check collection by creating a new negotiable instrument called a “substitute check” that permits, but does not require, banks to replace original checks with substitute checks or information from the original check and process the check information electronically. Banks that do not use substitute checks must comply with certain notice and recredit rights. Check 21 is expected to cut the time and cost involved in physically transporting paper items and reduce float (i.e., the time between the deposit of a check in a bank and payment), especially in cases in which items were not already being delivered same-day or overnight.

Dividends

Sterling is a legal entity separate and distinct from its subsidiary banks and non-bank subsidiaries. Its revenues, on a parent company only basis, result almost entirely from dividends paid to Sterling by its subsidiaries. Federal and state laws regulate the payment of dividends by our subsidiaries, as outlined in the “Supervision and Regulation — Regulation of the Banks” section below.

Further, Federal Reserve policy dictates that bank holding companies should pay dividends only out of current earnings. Federal banking regulators also have the authority to prohibit banks and bank holding companies from paying a dividend if they deem such payment to be an unsafe or unsound practice.

As a direct result of the events at EFI, as discussed under the headings “Introduction” and “Business,” BLC Bank did not meet the minimum capital adequacy requirements to be deemed to be “well capitalized” due to the significance of the losses incurred at EFI. Sterling developed a capital restoration plan, in consultation with its banking regulators, to restore its capital and BLC Bank’s capital. As part of this plan, BLC Bank is restricted from paying dividends to Sterling until such time as Sterling’s capital levels are restored. Further, Sterling is restricted from paying dividends to its shareholders until such time as Sterling’s capital levels are restored.

FDIC Insurance

The subsidiary banks are subject to Federal Deposit Insurance Corporation assessments. The FDIC has adopted a risk-related premium assessment system. Under this system, FDIC insurance premiums are assessed based on capital and supervisory measures.

Under the risk-related premium assessment system, the FDIC, on a semiannual basis, assigns each institution to one of three capital groups, “well capitalized,” “adequately capitalized,” or “under capitalized,” and further assigns such institution to one of three subgroups within a capital group corresponding to the FDIC’s judgment of its strength based on supervisory evaluations, including examination reports, statistical analysis, and other information relevant to gauging the risk posed by the institution. Only institutions with a total risk-based capital to risk-adjusted assets ratio of 10% or greater, a Tier 1 capital to risk-adjusted assets ratio of 6% or greater, and a Tier 1 leverage ratio of 5% or greater, are assigned to the well-capitalized group. As of September 30, 2007, BLC Bank and Delaware Sterling Bank & Trust Company qualify as “under capitalized” and “well capitalized” respectively, under these regulatory standards. As such, BLC Bank is subject to certain restrictions. See the section entitled “Recent Developments Regarding Sterling — Regulatory Matters” in the main body of the proxy statement/prospectus.

Federal Deposit Insurance Reform Act of 2005

The Federal Deposit Insurance Reform Act of 2005 (which we refer to as the “Reform Act”) was signed into law on February 8, 2006 and amended current laws regarding the federal deposit insurance system. The legislation merged the Bank Insurance Fund and the Savings Association Insurance Fund to form the Deposit Insurance Fund (which we refer to as the “DIF”), eliminated any disparities in bank and thrift risk-based premium assessments, reduced the administrative burden of maintaining and operating two separate funds and established certain new insurance coverage limits and a mechanism for possible periodic increases. The legislation also gave the FDIC greater discretion to identify the relative risks all institutions present to the DIF and to set risk-based premiums.

Major provisions in the legislation include:

•	merging the Savings Association Insurance Fund and Bank Insurance Fund, which became effective March 31, 2006;

•	maintaining basic deposit and municipal account insurance coverage at $100,000 but providing for a new basic insurance coverage for retirement accounts of $250,000. Insurance coverage for basic deposit and retirement accounts could be increased for inflation every five years in $10,000 increments beginning in 2011;

•	providing the FDIC with the ability to set the designated reserve ratio within a range of between 1.15% and 1.50%, rather than maintaining 1.25% at all times regardless of prevailing economic conditions;

•	providing a one-time assessment credit of $4.7 billion to banks and savings associations in existence on December 31, 1996, which may be used to offset future premiums with certain limitations;

•	requiring the payment of dividends of 100% of the amount that the insurance fund exceeds 1.5% of the estimated insured deposits and the payment of 50% of the amount that the insurance fund exceeds 1.35% of the estimated insured deposits (when the reserve is greater than 1.35% but no more than 1.5%); and

•	providing for a new risk-based assessment system that allows the FDIC to establish separate risk-based assessments for large and small members of the DIF.

On November 2, 2006, the FDIC set the designated reserve ratio for the deposit insurance fund at 1.25% of estimated insured deposits, and adopted final regulations to implement the risk-based deposit insurance assessment system mandated by the Reform Act, which is intended to more closely tie each bank’s deposit insurance assessments to the risk it poses to the deposit insurance fund. Under the new risk-based assessment system, the FDIC will evaluate each institution’s risk based on three primary factors: supervisory ratings for all insured institution, financial ratios for most institutions, and long-term debt issuer ratings for large institutions that have them. An institution’s assessment rate will depend upon the level of risk it poses to the deposit insurance system as measured by these factors. The new rates for most institutions will vary between 5 and 7 cents for every $100 of domestic insurable deposits.

The new assessment rates took effect on January 1, 2007. However, the Reform Act provides credits to institutions that paid high premiums in the past to bolster the FDIC’s insurance reserves, as a result of which the FDIC has announced that a majority of banks will have assessment credits to initially offset a portion of their premiums in 2007. Institutions that are not well capitalized will have certain limitations on the amount of assessment credits that can be applied against the 2007 premiums.

As discussed earlier, BLC Bank’s current capital level is categorized as “undercapitalized.” BLC Bank is regulated by Office of the Comptroller of the Currency (which we refer to as the “OCC”). As a result of the losses related to the EFI Matter, Sterling’s and BLC Bank’s capital were significantly depleted. Until such time as BLC Bank has restored its capital to a level satisfactory to the OCC, BLC Bank is restricted from paying dividends to Sterling which has had a negative impact on Sterling’s dividend policy. In the second quarter of 2007, Sterling announced that it had suspended, for an indeterminate amount of time, the payment of dividends to its shareholders. This action was taken primarily because Sterling relies on receiving dividends from BLC Bank to pay such dividends.

Regulation of Banks

The operations of Sterling’s banking subsidiaries are subject to federal and state statutes, and are subject to the regulations of the OCC, the FDIC and the Delaware Office of the State Bank Commissioner.

The OCC, the primary supervisory authority over national banks, and the FDIC, the primary regulator of state chartered banks, regularly examine the subsidiary banks in such areas as reserves, loans, investments, management practices, electronic banking and other aspects of operations. These examinations are designed for the protection of the banks’ depositors rather than our shareholders. The subsidiary banks must file quarterly and annual reports with the FDIC and Federal Reserve.

The National Bank Act requires Sterling’s subsidiary national banks to obtain the prior approval of the OCC for the payment of dividends if the total of all dividends declared by the bank in one year would exceed the bank’s net profits, as defined and interpreted by regulation, for the two preceding years, less any required transfers to surplus. In addition, the banks may only pay dividends to the extent that their retained net profits, including the portion transferred to surplus, exceed statutory bad debts, as defined by regulation. Under Pennsylvania statutes, a state chartered bank is restricted, unless prior regulatory approval is obtained, in the amount of dividends that it may declare in relation to its accumulated profits, less any required transfer to surplus. These restrictions have not had, nor are they expected to have, any impact on our dividend policy.

Sterling and our subsidiary banks are affected by the monetary and fiscal policies of government agencies, including the Federal Reserve and FDIC. Through open market securities transactions and changes in its discount rate and reserve requirements, the Federal Reserve exerts considerable influence over the cost and availability of funds for lending and investment. The impact of monetary and fiscal policies on future business and earnings of Sterling cannot be predicted at this time.

Regulation of Other Subsidiaries

Sterling Financial Trust Company, a wholly owned subsidiary of BLC Bank, is required by the Pennsylvania Department of Banking to maintain a minimum of $1 million in cash and securities.

Bainbridge Securities, Inc., a wholly owned subsidiary of Sterling, is subject to regulation by FINRA.

Other

From time to time, various federal and state legislation is proposed that could result in additional regulation of, and restrictions on, the business of Sterling and its subsidiaries, or otherwise change the business environment. Management cannot predict whether any future legislation will have a material effect on the business of Sterling.

Products and Services with Reputation Risk

Sterling and its subsidiaries offer a diverse range of financial and banking products and services. In the event one or more customers and/or governmental agencies become dissatisfied or object to any product or service offered by Sterling or any of its subsidiaries, negative publicity with respect to any such products or services, whether legally justified or not, could have a negative impact on Sterling’s reputation. The discontinuance of any product or service, whether or not any customer or governmental agency has challenged any such product or service, could have a negative impact on Sterling’s reputation.

Employees

As of September 30, 2007, Sterling had approximately 1,000 full-time equivalent employees. None of these employees are represented by a collective bargaining agreement.

PROPERTIES

As of September 30, 2007, Sterling and its affiliates occupy 76 office locations in Lancaster, York, Adams, Lebanon, Berks, Chester, Bucks, Cumberland and Dauphin Counties, Pennsylvania, Cecil, Carroll and Harford Counties, Maryland and New Castle County, Delaware. The majority of these offices are utilized by the banking affiliates to service the needs of their retail and business customers. Offices at 42 locations are occupied under leases, and at five locations the affiliate owns the building, but leases the land. The remainder of the locations is owned by one of the bank affiliates.

Included in the above locations are the corporate headquarters, located in Lancaster, Pennsylvania, and operations centers located in East Petersburg and Hanover, Pennsylvania, which are owned by the bank affiliates. A portion of space in the Lancaster and East Petersburg buildings is leased to third parties.

All real estate owned by the subsidiary banks is free and clear of encumbrances. The leases of the subsidiary banks expire intermittently over the years through 2028, and most are subject to one or more renewal options. During 2007, aggregate annual rentals for real estate were approximately 1.72% of our operating expenses.

LEGAL PROCEEDINGS

As described in the main body of the proxy statement/prospectus under the heading “Recent Developments Regarding Sterling,” Sterling and its subsidiaries are parties to several material pending legal proceedings. Other than as set forth under such heading and except for ordinary, routine litigation incidental to its business, Sterling and its subsidiaries are not parties to, and none of their respective properties is subject to, any legal proceedings nor is any such proceeding known to be contemplated by governmental authorities.

MARKET FOR STERLING’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Please see the main body of the proxy statement/prospectus under the heading “Comparative Market Prices and Dividends” for additional information on Sterling’s common stock.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth, as of September 30, 2007, the number of outstanding options, warrants and rights granted by Sterling to participants in equity compensation plans, as well as the number of securities remaining available for future issuance under these plans. The table provides this information separately for equity compensation plans that have and have not been approved by shareholders.

	Number of Securities		Number of Securities Remaining
	to be Issued Upon	Weighted Average	Available for Future Issuance
	Exercise of	Exercise Price of	Under Equity Compensation
	Outstanding Options,	Outstanding Options,	Plans Excluding Securities
	Warrants and Rights	Warrants and Rights	Reflected in Column (A)
Plan Category	(A)	(B)	(C)

Equity Compensation Plans Approved by Shareholders
2005 Directors Stock Compensation Plan	0	N/A	104,092
1996 Stock Incentive Plan	1,297,085	$17.02	0
2006 Equity Compensation Plan	0	N/A	2,489,900
Equity Compensation Plans Not Approved by Shareholders	None	N/A	N/A

Totals	1,297,085		2,593,992

Stockholder Return Performance Graph

The following graph shows the cumulative total shareholder return on Sterling’s common stock during the period commencing on December 31, 2001 and ending on September 30, 2007, as compared with that of the Standard & Poor’s 500 Index (S&P 500 Index) and the SNL NASDAQ Bank Index. The stock performance graph assumes that $100 was invested on December 31, 2001 and that any dividends were reinvested.

Total Return Performance

	Period Ending
Index	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	09/30/07
Sterling Financial Corporation	100.00	124.94	150.66	199.38	176.54	216.74	158.14

S&P 500 Index	100.00	77.90	100.24	111.14	116.59	135.00	147.36

SNL NASDAQ Bank Index	100.00	102.85	132.76	152.16	147.52	165.62	147.73

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Five Percent Beneficial Owners

The following table shows each person who, on January 18, 2008, was known to Sterling to be the beneficial owner of more than 5% of Sterling’s outstanding common stock. For this purpose, Securities and Exchange Commission Rule 13d-3 defines a beneficial owner as any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares with respect to securities (i) voting power, which includes power to vote or to direct the voting of the securities or (ii) investment power, which includes the power to dispose of or direct the disposition of the securities. A person is deemed to be the beneficial owner of any securities as to which such person has the right to acquire beneficial ownership within 60 days, such as through the exercise of stock options.

Name and Address	Amount and Nature of
of Beneficial Owner	Beneficial Ownership	% of Class

Howard E. Groff, Sr.	2,017,774 (1)	6.84%
111 E. State Street
Quarryville, PA 17566

(1)	Mr. Groff holds sole voting and investment power over all of these shares.

Directors and Executive Officers

The following table shows the beneficial ownership (based on the definition of beneficial owner in SEC Rule 13d-3 described above) of Sterling’s common stock, as of January 18, 2008, by (i) each current director, (ii) Sterling’s chief executive officer (who is listed as a director), chief financial officer and the three other most highly compensated executive officers for the year ended December 31, 2007, and (iii) all of Sterling’s current directors and executive officers as a group. Unless otherwise indicated by footnote, each person listed has sole voting power with respect to the shares shown as beneficially owned by such person. Shares of common stock which are subject to stock options exercisable within 60 days of January 18, 2008 are deemed to be outstanding for the purpose of computing the amount and percentage of outstanding common stock owned by such person. Unless otherwise noted, the percentage of all Sterling common stock owned by each person is less than 1%.

Name	Amount and Nature of Beneficial Ownership		Percentage of Class

Albright, Jr., Richard H.	94,375	(1)	*
Carenzo, Michael A.	16,962	(2)	*
Chivinski, Anthony D.	3,743	(3)	*
Groff, Jr., Howard E.	62,070	(4)	*
Henderson, Joan R.	11,709	(5)	*
Hormel, Terrence L.	61,607	(6)	*
Hosler, David E.	16,628		*
Miller, Jr., William E.	43,954	(7)	*
Moyer, Jr., J. Roger	230,692	(8)	*
Sprecher, W. Garth	6,632		*
Stefan, John E.	499,724	(9)	1.69%
Walz, Glenn R.	28,799	(10)	*
Named Executive Officers
Lima, Tito L.	21,165	(11)	*
Scovill, J. Bradley	122,838	(12)	*
Sposito II, Thomas J.	65,302	(13)	*
Clabaugh, Chad M.	36,293	(14)	*

All Directors and Executive Officers as a group (20) in total)	1,494,410	(15)	5.06%

(1)	Includes 6,029 shares owned jointly with spouse, 13,401 owned directly by spouse, and 33,327 shares owned by Albright Family Enterprises, L.P. of which Dr. Albright is a general partner.

(2)	Includes 8,902 shares owned directly by spouse.

(3)	Includes 3,043 shares owned jointly with spouse.

(4)	Includes 13,056 shares owned directly by spouse and 139 shares owned as custodian for children.

(5)	Includes 772 shares owned directly by the estate of spouse.

(6)	Includes 6,531 shares owned directly by spouse.

(7)	Includes 2,573 shares owned directly by spouse to which Mr. Miller disclaims beneficial ownership. Mr. Miller has the right to purchase an additional 5,500 shares pursuant to the exercise of stock options.

(8)	Includes 511 shares owned jointly with spouse, and 5,522 shares owned directly by mother for whom Mr. Moyer holds power of attorney and with respect to which Mr. Moyer shares voting and investment power. Mr. Moyer has the right to purchase an additional 103,966 shares pursuant to the exercise of stock options.

(9)	Includes 8,431 shares owned jointly with spouse, 131,248 shares owned directly by spouse, and 32,590 shares owned directly by child. Mr. Stefan disclaims beneficial ownership of shares owned directly by spouse. Mr. Stefan has the right to acquire an additional 93,262 shares pursuant to the exercise of stock options.

(10)	Includes 15,941 shares owned directly by spouse.

(11)	Mr. Lima has the right to acquire an additional 18,500 shares pursuant to the exercise of options.

(12)	Includes 46 shares owned jointly with spouse. Mr. Scovill has the right to acquire an additional 77,955 shares pursuant to the exercise of stock options.

(13)	Mr. Sposito has the right to acquire an additional 49,051 shares pursuant to the exercise of stock options.

(14)	Mr. Clabaugh has the right to acquire an additional 32,437 shares pursuant to the exercise of stock options.

(15)	Includes all executive officers as a group who have (i) shared voting and shared investment power and (ii) shares that can be acquired upon the exercise of stock options that are currently exercisable or that will become exercisable within 60 days.

SELECTED FINANCIAL DATA

		Twelve Months Ended,
	Nine Months Ended,	December 31, 2006
	September 30, 2007	(Restated)(1)
	(Dollars and shares in thousands,
	except per share data)

Summaries of Income
Interest income	$134,196	$161,891
Interest expense	77,910	83,495

Net interest income	56,286	78,396
Provision for loan losses	7,083	17,619

Net interest income after provision for loan losses	49,203	60,777
Non-interest income	57,827	68,214
Non-interest expenses	122,506	132,344

Income before income taxes	(15,476)	(3,353)
Applicable income taxes	(7,982)	(5,137)

Net income (loss) from continuing operations	(7,494)	1,784
Discontinued operations, net of tax	—	(5,130)

Net income (loss)	$(7,494)	$(3,346)

	September 30, 2007	December 31, 2006

Assets	$3,240,846	$3,076,822
Loans, net of allowance for loan losses	2,068,747	2,056,104
Deposits	2,735,414	2,615,912
Borrowed money	340,202	283,670
Stockholders’ equity	110,473	128,773
Per Common Share Data
Basic earnings per share
Continuing operations	$(0.25)	$0.06
Discontinued operations	—	(0.17)

Net income	$(0.25)	$(0.11)
Diluted earnings per share
Continuing operations	$(0.25)	$0.06
Discontinued operations	—	(0.17)

Net income	$(0.25)	$(0.11)
Cash dividends declared	0.15	0.58
Book value	3.74	4.34
Realized book value(2)	3.74	4.25
Weighted average number of common shares:
Basic	29,511	29,029
Diluted	29,710	29,436
Dividend payout ratio(3)	—%	—%

	September 30, 2007	December 31, 2006

Performance Ratios (based on income from continuing operations)
Return on average assets	(0.32)%	(0.11)%
Return on average equity	(8.63)%	(2.69)%
Return on average realized equity(2)	(8.63)%	(2.73)%
Return on average tangible equity(4)	(4.64)%	(1.24)%
Average equity to average assets	3.69%	4.27%
Efficiency ratio(5)	108.36%	84.79%
Selected Asset Quality Ratios
Non-performing loans to total loans	0.50%	0.18%
Net charge-offs to average loans outstanding	0.35%	0.90%
Allowance for loan losses to total loans	1.15%	1.08%
Allowance for loan losses to non-performing loans	232.25%	593.09%

(1)	The twelve months ended December 31, 2006 financial statements have been restated to give effect to losses associated with the write-off of certain finance receivables within Sterling’s subsidiary Equipment Finance, LLC. These losses arose due to the EFI Matter, discussed in Note 2 to the consolidated financial statements. The effect of this restatement was a cumulative after-tax adjustment to January 1, 2006 stockholders’ equity of $162.0 million.

The year ended December 31, 2006 financial statements were restated as follows: a reduction to net interest income of $43.6 million, an increase in the 2006 provision for loan losses of $12.4 million, a reduction in 2006 non-interest income of $941,000, an increase in 2006 non-interest expenses of $5.7 million, and a reduction of 2006 net income of $39.8 million. Previously reported amounts as of December 31, 2006 have been restated as follows: a reduction in total loans, net of allowance for loan losses of $281.0 million, a reduction of total assets of $203.0 million, and a reduction of stockholder’s equity of $201.8 million. See Note 2 to the consolidated financial statements for additional information regarding the effect of the EFI Matter.

(2)	Excludes accumulated other comprehensive income (loss) totaling $262,000 and $2.8 million as of September 30, 2007 and December 31, 2006, respectively.

(3)	Dividends declared per share divided by basic earnings per share on net income including discontinued operations. A negative ratio is reported as zero.

(4)	Excludes amortization of intangible assets of $790,000 and $928,000, net of tax, for 2007 and 2006, respectively, and average goodwill and intangibles of $77.0 million and $70.4 million as of September 30, 2007 and December 31, 2006, respectively.

(5)	Calculated after netting depreciation of equipment on operating leases with related rental income.

QUARTERLY FINANCIAL DATA

The following is a summary of the quarterly results of operations:

	Three Months Ended
	September 30	June 30	March 31

2007
Interest and dividend income	$45,283	$44,850	$44,063
Interest expense	27,430	25,864	24,616

Net interest income	17,853	18,986	19,447
Provision for loan losses	1,243	1,608	4,232
Securities gains	32	3,373	426
Non-interest income	17,956	18,381	17,659
Non-interest expenses	46,466	40,618	35,422

Income before income taxes	(11,868)	(1,486)	(2,122)
Income tax expenses (benefit)	(4,694)	(1,597)	(1,691)

Net income (loss) from continuing operations	(7,174)	111	(431)
Discontinued operations, net of tax	—	—	—

Net income (loss)	(7,174)	111	(431)
Per share information:
Basic earnings per share:
Continuing operations	$(0.24)	$—	$(0.01)

Discontinued operations	—	—	—
Net income (loss)	$(0.24)	$—	$(0.01)
Diluted earnings per share:
Continuing operations	$(0.24)	$—	$(0.01)
Discontinued operations	—	—	—

Net income (loss)	$(0.24)	$—	$(0.01)

Dividends declared	—	—	0.150

	Three Months Ended
	December 31	September 30	June 30	March 31

2006
Interest and dividend income	$43,532	$41,529	$39,323	$37,507
Interest expense	24,023	22,078	19,699	17,695

Net interest income	19,509	19,451	19,624	19,812
Provision for loan losses	2,841	2,978	7,707	4,093
Securities gains	327	324	532	302
Non-interest income	17,508	16,902	16,343	15,976
Non-interest expenses	35,461	33,184	31,721	31,978

Income (loss) before income taxes	(958)	515	(2,929)	19
Income tax expenses (benefit)	(1,426)	(779)	(1,873)	(1,059)

Net income (loss) from continuing operations	468	1,294	(1,056)	1,078
Discontinued operations, net of tax	(215)	(5,041)	103	23

Net income (loss)	253	(3,747)	(953)	1,101
Per share information:
Basic earnings per share:
Continuing operations	$0.01	$0.04	$(0.04)	$0.04
Discontinued operations	—	(0.17)	—	—

Net income (loss)	$0.01	$(0.13)	$(0.04)	$0.04
Diluted earnings per share:
Continuing operations	$0.01	$0.04	$(0.04)	$0.04
Discontinued operations	—	(0.17)	—	—

Net income (loss)	$0.01	$(0.13)	$(0.04)	$0.04

Dividends declared	0.150	0.150	0.140	0.140

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion provides management’s analysis of the consolidated financial condition and results of operations of Sterling Financial Corporation and its wholly owned subsidiaries, BLC Bank, N.A., Delaware Sterling Bank & Trust Company, HOVB Investment Co., T & C Leasing, Inc. (inactive), BankersRe Insurance Group, SPC (formerly Pennbanks Insurance Company, SPC), Church Capital Management LLC, Bainbridge Securities, Inc., Lancaster Insurance Group, LLC and Sterling Mortgage Services, Inc. (inactive). The consolidated financial statements also include Town & Country Leasing, LLC, Sterling Financial Trust Company, Equipment Finance, LLC, and Sterling Community Development Corporation, LLC all wholly owned subsidiaries of BLC Bank, N.A. On May 25, 2007, BLC Bank, N.A. was formed by the merger of Bank of Lancaster County, N.A., Bank of Hanover, Bay First Bank, N.A. and Pennsylvania State Bank. Prior to May 25, 2007, each of these insured depository institutions were wholly owned subsidiaries of Sterling.

In December 2006, Sterling completed the divestiture of Corporate Healthcare Strategies, LLC, Professional Services Group and various insurance assets of its personal property and casualty insurance agency, Lancaster Insurance Group, LLC. The results of operations of the divested businesses have been reclassified as discontinued operations. These reclassifications had no effect on net income or stockholders’ equity. Unless otherwise noted, the remaining discussion and tabular data relate only to Sterling’s continuing operations. For further discussion related to this impairment charge, see the section below entitled “Goodwill.”

Restatement

On April 19, 2007, Sterling announced that in early April 2007, Sterling management received information suggesting irregularities in certain financing contracts at EFI. Upon receiving information regarding the irregularities, management immediately notified the chairman of the board of directors and the board’s audit committee, and the audit committee hired legal counsel, Stradley Ronon, to conduct an independent investigation. On April 30, 2007, Sterling announced that its previously issued financial statements included in the reports on Form 10-K, Form 10-Q and Form 8-K filed by Sterling from January 1, 2004 through April 19, 2007, and the reports on the audited financial statements and related internal controls issued by its independent registered public accounting firm, Ernst & Young LLP, and all earnings releases issued and similar communications issued by Sterling for 2004 through 2006, should no longer be relied upon due to the expected material impact of these irregularities.

The independent investigation has been completed and the findings have been presented to Sterling’s audit committee and to the board of directors. For a discussion of the independent investigation, its findings and the action taken by the board of directors as a result thereof, please refer to the discussion in the main body of the proxy statement/prospectus under the headings “The Merger — Background of the Merger” and “Recent Developments Regarding Sterling,” and in this annex to the proxy statement/prospectus under the heading “Introduction.”

One of the principal actions taken by the board of directors in response to the EFI Matter is the restatement of Sterling’s consolidated balance sheet as of December 31, 2006 and the related consolidated statements of operations, stockholders’ equity and comprehensive income and cash flows for the year then ended. The restatement included recording an opening January 1, 2006 retained earnings adjustment of $162.0 million to reflect the after-tax impact of matters that occurred prior to 2006. In addition, Sterling recorded multiple balance sheet and income statement line item adjustments as of and for the year ended December 31, 2006. See Note 2 to the consolidated financial statements for more information regarding the financial details of the restatement. The discussion and analysis that follows, which is intended to assist in understanding and evaluating the major changes in the financial condition and results of operations of Sterling, should be read in conjunction with the audited financial statements and footnotes appearing in the section below headed “Financial Statements.”

Critical Accounting Policies

Sterling’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP) and follow general practices within the industries in which it operates. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources.

The most significant accounting policies followed by Sterling are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the restatement of EFI’s finance receivables outstanding, related interest income and the related allowance for loan losses, the allowance for loan losses for all other loans and the evaluation of goodwill impairment to be the accounting areas that require the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

Management was required to make judgments and assumptions in order to form its conclusion regarding the validity of finance receivables outstanding, related interest income and the related allowance for loan losses. Management, with the assistance of the investigators, performed an analysis on the current and historical EFI loan portfolio to determine the validity of each individual loan contract. This analysis included the following procedures:

•	Analyzed information relevant to the loan contract, including UCC filings, proof of insurance, customer correspondence, loan accounting system records;

•	Determined whether an actual loan proceeds check was disbursed to an unrelated third party such as an equipment dealer;

•	Attempted to confirm the existence of the contract with the customer;

•	Reconstructed the historical cash receipt detail for customer relationships;

•	Performed customer visits to confirm the existence of collateral and evaluate its condition of underlying collateral.

For each loan outstanding, management made a determination whether each agreement was valid or invalid based on the completeness and the quality of the records reviewed. Once the validity of a loan was determined, management determined if the loan was performing consistently with its contractual terms. Based on this evaluation, management determined that loans previously thought to be paying according to their contractual terms were in fact significantly delinquent, in most cases over 120 days past due. Management has attempted to determine a range of liquidation values for the collateral underlying each non-performing valid loan; and also to estimate the amount of potential future cash payments that could be received for these past due loans however, given the age of the delinquencies and the status of management’s collection and repossession efforts, management cannot with any certainty estimate a range of recovery through cash collection or repossession, and therefore has not included any estimate of such amount in the carrying value of the EFI finance receivable balance.

Management determined, with concurrence of its primary banking regulator, that all finance receivables within an individual customer relationship should be charged down to a zero value against the allowance for loan loss at the point that the first receivable within the relationship is past due 120 days, regardless of whether cash has been received subsequent to the date of charge-off and management’s estimation of recovery that may occur through repossession and subsequent liquidation of collateral. Any cash received either from the borrower, or due to liquidation of collateral, is reflected as a recovery in the allowance for loan loss. Management established a reserve for finance receivables that are current to 119 days past due based on its evaluation of delinquency status, timing and frequency of payments, and information obtained from customer field visits.

The allowance for loan losses for all other loans represents management’s estimate of probable credit losses inherent in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount, timing, and probability of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheet. See section entitled “Allowance for Loan Loss” within this Management’s Discussion and Analysis and Note 1 to the consolidated financial statements which describes the methodology used to determine the allowance for loan losses.

With the adoption of SFAS No. 142, Goodwill and Other Intangible Assets, on January 1, 2002, Sterling is no longer required to amortize goodwill resulting from business acquisitions. Goodwill is now subject to impairment testing at least annually to determine whether write-downs of the recorded balances are necessary, or earlier if indicators of impairment exist during an intervening period. Sterling tests for impairment based on the goodwill maintained at each defined reporting unit. Various market valuation methodologies are used to determine the fair value of the reporting unit. If the fair values of the reporting units exceed their book values, no write-downs of recorded goodwill are necessary. If the fair value of the reporting unit is less than its book value, an impairment expense may be required to be recorded to write down the related goodwill to the proper carrying value. During the third quarter of 2006, Sterling recorded an after tax impairment charge of $5.2 million, to its Insurance Related Services segment. The impairment charge was reclassified to discontinued operations at December 31, 2006, as a result of the divestiture of the three related lines of business associated with the Insurance Related segment.

During the third quarter of 2007, Sterling completed an impairment test for each of its reporting units and determined that no goodwill impairment existed on the goodwill within each of its reporting units.

As part of its process to restate its historical financial statements due to the EFI Matter, Sterling wrote off 100%, or $17 million, of the goodwill associated with EFI as part of the opening January 1, 2006 retained earnings adjustment because management determined that the goodwill was impaired prior to that date. The decision was due to the magnitude of the losses incurred through that date, and management’s intention, going forward, to focus solely on only managing the existing receivables outstanding at EFI and maximizing collections for this portfolio. No significant new loan originations are expected for this business going forward.

See the section entitled “Goodwill” within this Management’s Discussion and Analysis for further information.

Non-GAAP Presentations

Sterling, in referring to its net income, is referring to income determined in conformity with U.S. generally accepted accounting principles (GAAP). Although we believe that the non-GAAP financial measures enhance a reader’s understanding of our business and performance, these non-GAAP measures should not be considered an alternative to GAAP.

This Management’s Discussion and Analysis refers to certain non-GAAP financial measures used to monitor performance, including the efficiency ratio, return on average realized equity and return on average tangible equity. The efficiency ratio is a non-GAAP financial measure that we believe provides readers with important information regarding Sterling’s results of operations. Comparison of Sterling’s efficiency ratio with that of other companies may not be appropriate, as they may calculate their efficiency ratio in a different manner. Sterling’s calculation of its efficiency ratio is computed by dividing non-interest expenses, less depreciation on operating leases, by the sum of tax equivalent net interest income and non-interest income, less depreciation on operating leases. Sterling nets the depreciation on operating leases against related income, as it is consistent with utilizing net interest income presentation for comparable capital leases, which nets interest expense against interest income. The efficiency ratio excludes gains/losses on securities activities.

Return on average realized equity is a non-GAAP financial measure, as it is calculated by taking net income, divided by average stockholders’ equity, excluding average other accumulated comprehensive income. We believe the presentation of return on realized equity provides a reader with a better understanding of our financial performance based on economic transactions, as it excludes the impact of unrealized gains and losses on securities available for sale and derivatives used in cash flow hedges, which can fluctuate based on interest rate volatility.

Return on average tangible equity is a non-GAAP financial measure, as it is calculated by taking net income excluding the amortization of intangible assets, divided by average stockholders’ equity less average goodwill and intangible assets. We believe that by excluding the impact of purchase accounting, the return on average tangible equity provides the reader with an important view of our financial performance.

Inflation and Interest Rates

The majority of assets and liabilities of a financial institution are monetary in nature and, therefore, differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets and on non-interest expenses, which tend to rise during periods of general inflation. Inflationary pressures over the last few years have been modest, although the potential for future inflationary pressure is always present given changing trends in the economy.

During the past several years, the Federal Reserve has been very active in monitoring economic data, and has used interest rates to help stimulate economic growth and control inflation. Starting in 2001, short-term interest rates decreased, with sharp reductions in 2001 and more modest reductions in 2002 and 2003. However, in 2004, the Federal Reserve began a measured effort to control inflationary pressures and raised the federal funds rate 17 times in 25 basis points (b.p.) increments through mid-2006. The federal funds rate remained unchanged until September 2007 when the Federal Reserve lowered the rate 50 b.p.

Management recognizes that asset/liability management, including the effect of rate changes on interest earning assets and interest-bearing liabilities, is a critical component of managing Sterling’s business.

RESULTS OF OPERATIONS

(All dollar amounts presented within tables are in thousands, except per share data)

Executive Summary

The consolidated balance sheets reflected in the consolidated financial statements included herein are as of September 30, 2007 and December 31, 2006. The statements of operations, changes in stockholders’ equity, and cash flows reflected in the consolidated financial statements are for the nine-month period ended September 30, 2007 and the 12 months ended December 31, 2006. For purposes of providing comparative analysis within this Management’s Discussion and Analysis, management has compared balance sheet line items using the balances as of December 31, 2006 and September 30, 2007. For comparative analysis within this Management’s Discussion and Analysis for its results of operations, changes in stockholders’ equity, cash flows, and for average balances, management compared the 12-month period ended December 31, 2006 to the 12-month period ended September 30, 2007 (three months ended December 31, 2006, unaudited, plus nine months ended September 30, 2007). The following table reconciles the results of operations reflected in the consolidated financial statements included herein to the amounts used by management for comparative analysis within this Management’s Discussion and Analysis:

	Nine Months	Three Months	Twelve Months	Twelve Months
	Ended	Ended	Ended	Ended
	September 30,	December 31,	September 30,	December 31,	$	%
	2007	2006	2007	2006	Fluctuation	Fluctuation
		(Unaudited)		(Restated)

Interest and dividend income	$134,196	$43,532	$177,728	$161,891	$15,837	9.8%
Interest expense	77,910	24,023	101,933	83,495	18,438	22.1%

Net interest income	56,286	19,509	75,795	78,396	(2,601)	(3.3)%
Provision for loan losses	7,083	2,841	9,924	17,619	(7,695)	(43.7)%
Non-interest income	57,827	17,835	75,662	68,214	7,448	10.9%
Non-interest expense	122,506	35,461	157,967	132,344	25,623	19.4%
Income tax benefit	(7,982)	(1,426)	(9,408)	(5,137)	(4,271)	83.1%

Net income (loss) from continuing operations	(7,494)	468	(7,026)	1,784	(8,810)	(493.8)%
Discontinued operations, net of tax	—	(215)	(215)	(5,130)	4,915	(95.8)%

Net income (loss)	$(7,494)	$253	$(7,241)	$(3,346)	$(3,895)	116.4%

Executive Overview

In January 2007, Sterling’s executive management team and board of directors identified three performance measurements that they believed were key elements for enhancing shareholder value. These included: 1) increasing diluted earnings per share; 2) return on realized equity; and 3) the efficiency ratio. In January 2007, the board of directors approved the terms and set the 2007 performance goals, based on these company-wide financial factors, with the primary emphasis on diluted earnings per share growth and secondarily on efficiency ratio and return on tangible equity.

The primary source of Sterling’s revenues are interest income derived from loans and investments less their deposit and borrowed funding costs, as well as fees from banks and financial services provided to customers, and net rental income on operating leases. Revenues are influenced by general economic factors, including market interest rates, the economy of the markets served and stock market conditions, as well as competitive factors within the markets.

The EFI Matter significantly inhibited management’s ability to meet the performance goals established due to the attention devoted to the EFI Matter throughout 2007, regulatory restrictions imposed on Sterling, the additional amount of capital required to be raised in the form of debt financing, the lower than anticipated interest income from EFI, and the costs associated with the independent investigation, regulatory and compliance matters, and internal controls remediation. Additionally, general market conditions, including the reduced interest margin of Sterling combined with increasing credit losses in its Community Banking and Leasing segments negatively impacted the results of operations.

In 2007, return on average realized equity decreased to (6.18)%, compared to (2.73)% in 2006. The decrease in return on average realized equity is primarily due to the loss incurred in the Commercial Finance segment coupled with investigation, legal, accounting and other costs incurred as a result of the EFI Matter. Return on average tangible equity was (3.21)% in 2007, compared to (1.24)% in 2006.

Net interest income decreased $2.6 million, from $78.4 million for the year ended December 31, 2006 to $75.8 million for the 12 months ended September 2007, a 3.3% decrease. The net interest margin for 2007 was at 3.13% as compared to 3.43% in 2006. Margin compression resulted from increasing cost of funds and the negative impact of greater cash balances retained resulting from the liquidity strategy implemented relative to the EFI Matter.

The provision for loan losses was $9.9 million for the 12 months ended September 30, 2007, compared to $17.6 million (restated) for the year ended December 31, 2006. This decrease in provision expense in 2007, as compared to 2006, is primarily the result of lower net charge-offs in the EFI portfolio. Lower EFI net charge-offs year-over-year resulted from the stabilization of the EFI Matter in April/May 2007, versus a full year in 2006.

Non-interest income was $75.7 million for the 12 months ended September 30, 2007, a 10.9% increase from the $68.2 million earned in 2006. Excluding securities gains, non-interest income grew $4.8 million or 7.2%. Within Sterling’s Community Banking segment, service charges and commissions increased $1.6 million, or 10.8%. The increase was due to growth in deposits which generated higher transaction fees, primarily from Sterling’s overdraft protection program and debit card issuances. Within Sterling’s financial services segments, rental income from operating leases, generated by the leasing segment, increased $3.1 million, or 9.7%. The increase in rental income was driven by a higher level of operating leases, which grew 8.9% year-over-year, and also due to higher interest rates. Trust and investment management income generated by the Trust and Investment Services segment increased approximately $179,000 or 1.8%. This growth resulted from an increase in assets under management of 7.5%, partially offset by lower income earned on the segment’s mutual fund products.

Securities gains were $4.2 million in 2007, compared to $1.5 million in 2006. In 2007, Sterling divested substantially all of its equity securities portfolio as part of its capital restoration plan.

Non-interest expense was $158.0 million for the 12 months ended September 30, 2007, an increase of 19.4% compared to $132.3 million in 2006. Excluding investigation, legal, accounting and other costs of $19.5 million related to the EFI Matter and financial restatement effort, non-interest expenses increased approximately $6.1 million, or 4.6%. Contributing to this increase were higher salaries and employee benefits of $1.3 million, higher net occupancy expenses of $1.4 million, higher furniture and equipment expenses of $960,000 and higher other operating expenses of $1.2 million. In addition, depreciation on operating lease assets was higher by $2.4 million as a result of the growth in the business. Partially offsetting these higher expenses was a decrease in other EFI losses of $1.7 million.

The increase in Sterling’s efficiency ratio from 84.79% in 2006 to 103.77% in 2007 was primarily driven by investigation, legal, accounting and other cost incurred in relation to the EFI Matter and financial restatement efforts. Excluding approximately $19.5 million in such costs, 2007’s efficiency ratio would have been 88.11%.

A more thorough discussion of Sterling’s results of operations is included in the following pages.

Net Interest Income

The primary component of Sterling’s revenue is net interest income, which is the difference between interest income and fees on interest-earning assets and interest expense on interest-bearing liabilities. Earning assets include loans, securities and federal funds sold. Interest-bearing liabilities include deposits, borrowed funds and subordinated debentures. To compare the tax-exempt yields to taxable yields, amounts are adjusted to pretax equivalents based on a 35% Federal corporate income tax rate.

Net interest income is affected by changes in interest rates, volume of interest-bearing assets and liabilities and the composition of those assets and liabilities. The “net interest rate spread” and “net interest margin” are two common statistics related to changes in net interest income. The net interest rate spread represents the difference between the yields earned on interest-earning assets and the rates paid for interest-bearing liabilities. The net interest margin is defined as the ratio of net interest income to average earning assets. Through the use of demand deposits and stockholders’ equity, the net interest margin typically exceeds the net interest rate spread, as these funding sources are non-interest bearing.

Table 1 below presents net interest income on a fully taxable equivalent basis, net interest rate spread and net interest margin for the 12 months ending September 30, 2007 and December 31, 2006. Table 2 below analyzes the changes in net interest income for the periods broken down by their rate and volume components.

Net interest income, on a tax equivalent basis, totaled $81.8 million in 2007 compared to $84.6 million in 2006, a decrease of $2.8 million, or 3.3%. The first quarter of 2007 included the write-off of unamortized issuance costs related to the repayment of the subordinated debentures issued to Sterling Financial Statutory Trust I. Excluding this item, net interest income would have decreased $2.3 million, or 2.8%.

The year-over-year decrease reflects a net interest margin compression of 30 basis points from 3.43% in 2006 to 3.13% in 2007, offset by an increase in the average balance of interest-earning assets of 6.0%. Excluding the impact of the write-off of unamortized issuance costs, net interest margin in 2007 would have been 3.15%.

The overall increase in interest-earning assets came from growth in the loan portfolios principally in the commercial loan category. Year-over-year, total average loans increased $115.1 million, or 5.8%, including approximately $38.7 million related to the Bay Net acquisition in October 2006.

The growth in loans was funded by growth in deposits. Average total deposits increased by $227.2 million, or 9.6%, including approximately $54.3 million from the acquisition of Bay Net in October 2006. The remainder of the increase reflects increased deposit gathering efforts required due to the necessity to increase cash holdings because of reduced Federal Reserve cash availability, as well as Sterling’s overall customer relationship model and its market position in several attractive markets. This growth in deposits was primarily due to an increase of $164.3 million, or 15.7%, in time deposits. As a result, Sterling’s mix of deposits shifted toward higher costing funds as evidenced by an increase in the average time deposits as a percentage of average total deposits from 50.6% in 2006 to 52.6% in 2007.

Year-over-year, average total borrowings decreased $10.5 million, or 3.1%. Again, as part of the liquidity strategy implemented relative to the EFI Matter, Sterling borrowed $190.0 million from the Federal Home Loan Bank in the second quarter of 2007. However, on average these borrowings were offset by maturities which had not been replaced due to deposit growth.

Net interest margin decreased to 3.13% from 3.43% resulting from a number of factors:

•	As noted previously, growth in loans has accounted for all of the growth in earning assets. Generally, loans carry a higher yield than alternative interest-earning assets, namely securities and other investments. Thus, this improved mix of earning assets has helped to increase the overall yield on earning assets by 21 basis points from 2006 to 2007.

•	The rate paid on interest-bearing liabilities increased 41 basis points from 2006 to 2007, exceeding the increase in the yield on earning assets. The increase in the cost of funds resulted from both a general trend of increases in the rates paid on deposit accounts, as well as a shift in the funding mix with an increasing percentage of deposit growth coming from comparatively higher yielding money market and time deposits.

•	The combination of the above factors contributed to a narrowing of the spread between the yield on interest-earning assets and the rate paid on interest-bearing liabilities of 20 basis points from 2006 to 2007. In addition to this narrowing of the spread, the decrease in net free funds, namely the decrease in stockholders’ equity and greater non-earning cash balances, contributed the additional 10 basis points of the decline in margin. Greater non-earning cash balances resulted from the liquidity strategy implemented relative to the EFI Matter.

Table 1 — Distribution of Assets, Liabilities and Stockholders’ Equity, Interest Rates and Interest
Differential-Tax Equivalent Yields

	Twelve Months Ended			Year Ended December 31,
	September 30, 2007			2006 (Restated)
	Average		Annual	Average		Annual
	Balance	Interest	Rate	Balance	Interest	Rate

Assets:
Federal funds sold	$16,090	$848	5.27%	$17,080	$887	5.19%
Other short-term investments	46,917	2,449	5.22%	7,811	315	4.03%
Securities:
U.S. Treasury	805	40	4.97%	915	45	4.92%
U.S. Government agencies	222,199	10,320	4.64%	196,063	8,716	4.45%
State and political subdivisions	214,948	15,142	7.04%	226,458	15,995	7.06%
Other	20,108	1,228	6.11%	39,650	2,208	5.57%

Total securities	458,060	26,730	5.84%	463,086	26,964	5.82%

Loans:
Commercial	1,372,197	100,838	7.35%	1,260,057	89,896	7.13%
Consumer	396,749	28,658	7.22%	396,050	27,404	6.92%
Residential mortgages	101,028	6,306	6.24%	91,070	5,624	6.18%
Leases	132,186	10,395	7.86%	137,481	9,997	7.27%
Finance receivables	91,406	7,482	8.19%	93,792	7,011	7.48%

Total loans	2,093,566	153,679	7.34%	1,978,450	139,932	7.07%

Total interest earning assets	2,614,633	183,706	7.03%	2,466,427	168,098	6.82%

Allowance for loan losses	(23,146)			(22,583)
Cash and due from banks	100,903			66,181
Other non-interest earning assets	389,277			342,664
Assets related to discontinued operations	2,243			14,622

TOTAL ASSETS	$3,083,910			$2,867,311

Liabilities and Stockholders’ Equity:
Deposits:
Interest-bearing demand	$825,511	$21,888	2.65%	$784,851	$19,068	2.43%
Savings	264,485	5,580	2.11%	238,764	3,856	1.61%
Time	1,210,617	55,356	4.57%	1,046,314	42,602	4.07%

Total deposits	2,300,613	82,824	3.60%	2,069,929	65,526	3.17%

Borrowings:
Short-term borrowings	94,761	5,901	6.23%	104,051	5,741	5.52%
Long-term debt	144,823	7,072	4.88%	146,210	6,462	4.42%
Subordinated debentures	87,856	6,136	6.98%	87,630	5,766	6.58%

Total borrowings	327,440	19,109	5.84%	337,891	17,969	5.32%

Total interest-bearing liabilities	2,628,053	101,933	3.88%	2,407,820	83,495	3.47%

Non-interest-bearing demand deposits	283,331			286,835
Other liabilities	50,288			46,615
Liabilities related to discontinued operations	167			375
Stockholders’ equity	122,071			125,666

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,083,910			$2,867,311

Net interest rate spread			3.15%			3.35%
Net interest income (FTE)/net interest margin		81,773	3.13%		84,603	3.43%
Taxable-equivalent adjustment		(5,978)			(6,207)

Net interest income		$75,795			$78,396

Yields on tax-exempt assets have been computed on a fully taxable equivalent basis assuming a 35% tax rate. For yield calculation purposes, non-accruing loans are included in the average loan balance.

Table 2 — Analysis of Changes in Net Interest Income

The rate-volume variance analysis set forth in the table below, which is computed on a taxable equivalent basis, compares changes in net interest income for the periods indicated by their rate and volume components. The change in interest income/expense due to both volume and rate has been allocated to change in rate.

	2007 Versus 2006
	Due to Changes in
	Volume	Rate	Total

Interest income:
Federal funds sold	$(51)	$12	$(39)
Other short-term investments	1,577	557	2,134
Securities:
U.S. Treasury	(5)	—	(5)
U.S. Government agencies	1,162	442	1,604
State and political subdivisions	(813)	(40)	(853)
Other	(1,088)	108	(980)

Total securities	(744)	510	(234)

Loans:
Commercial	8,000	2,942	10,942
Consumer	48	1,206	1,254
Residential mortgages	615	67	682
Leases	(385)	783	398
Finance receivables	(178)	649	471

Total loans	8,100	5,647	13,747

Total interest income	8,882	6,726	15,608

Interest expense:
Deposits:
Interest-bearing demand	988	1,832	2,820
Savings	415	1,309	1,724
Time	6,689	6,065	12,754

Total deposits	8,092	9,206	17,298

Borrowings:
Short-term borrowings	(513)	673	160
Long-term debt	(61)	671	610
Subordinated debentures	15	355	370

Total borrowings	(559)	1,699	1,140

Total interest expense	7,533	10,905	18,438

Net interest income	$1,349	$(4,179)	$(2,830)

Provision for Loan Losses

The provision for loan losses totaling $9.9 million for the twelve months ended September 30, 2007 decreased by $7.7 million from $17.6 million in the twelve months ended December 31, 2006. This decrease resulted primarily from $9.7 million lower provision expense in the EFI portfolio because of the magnitude of EFI losses incurred in the previous year, and the reduced loan originations in 2007. Partially offsetting this decrease, provision expense for the bank subsidiaries and Town & Country increased by $2.0 million, driven by loan growth, an increase in non-performing assets and a decline in overall quality of the commercial loan and leasing portfolios.

See further discussion in “Asset Quality” below.

Non-interest Income

Sterling’s primary sources of non-interest income are service charges and fees generated through its Community Banking segments, trust, brokerage and investment management fees generated through its Trust and Investment Services segment and from income generated through its Leasing segment.

Details of non-interest income for the twelve months ended September 30, 2007 and the twelve months ended December 31, 2006 are as follows:

Table 3 — Non-interest Income

			2007 Versus 2006
	2007	2006	Amount	%

Trust and investment management income	$10,107	$9,928	$179	1.8%
Service charges on deposit accounts	10,246	9,130	1,116	12.2%
Other service charges, commissions and fees	5,946	5,481	465	8.5%
Brokerage fees and commissions	2,900	3,087	(187)	(6.1)%
Mortgage banking income	2,098	1,930	168	8.7%
Rental income on operating leases	35,414	32,269	3,145	9.7%
Other operating income	4,793	4,904	(111)	(2.3)%
Securities gains	4,158	1,485	2,673	180.0%

Total	$75,662	$68,214	$7,448	10.9%

Trust and investment management income grew 1.8% to $10.1 million in 2007 compared to $9.9 million in 2006. The higher revenue levels were primarily due to an increase in the level of assets under management which grew 7.5%. Partially offsetting this growth was lower income earned on the segment’s mutual fund products.

Service charges on deposit accounts totaled $10.2 million for the twelve months ended September 30, 2007. This reflects an increase of 12.2% from 2006. An increase in the number of household accounts along with a higher level of overdraft fees and cash management analysis fees contributed to the growth in service charges. In 2007, overdraft fees charged on a per item basis were increased. Additionally, the twelve months ended September 30, 2007 includes eleven months of income from the acquisition of Bay Net compared to two months in 2006.

Other service charges, commissions and fees totaled $5.9 million in 2007 which is an increase of $465,000 or 8.5% compared to 2006. Growth in debit card fees contributed to the largest portion of this increase. Debit card fees have continued to increase as the number of customers who have debit cards has grown. In addition, fees grew due to an increase in the portion of revenues retained from Sterling’s debit card service provider. Other areas of higher fee income growth include merchant income, letter of credit fees, and fees received related to the processing of Sterling’s official checks, which have grown due to higher volumes and higher interest rates.

Brokerage fees and commissions were down $187,000 or 6.1% in 2007 to $2.9 million. This decrease resulted primarily from the impact of lowering the pricing on selected services during 2006, in order to enhance Bainbridge Securities’ competitiveness in the market place.

Mortgage banking income grew 8.7% to $2.1 million in 2007 compared to $1.9 million in 2006. Contributing to this improvement was an increase in the level of mortgage originations, of which most were sold and a corresponding gain recognized. Also, within the loans that were sold, a higher proportion was sold with their servicing rights as opposed to retaining their servicing rights. Releasing the servicing rights generates a larger gain than retaining the servicing. Partially offsetting the higher revenue was a decrease in servicing income as the level of the sold loan portfolio serviced by Sterling has declined.

Rental income on operating leases was $35.4 million in 2007 compared to $32.3 million in 2006, an increase of $3.1 million, or 9.7%. The growth in rental income was the direct result of a higher level of operating leases which grew 8.9% over the same timeframe. Higher average interest rates also contributed to the overall rise in rental income.

Other operating income totaled $4.8 million for the twelve months ended September 30, 2007, and was down 2.3% compared to 2006. An increase in revenue generated from an investment in bank owned life insurance (BOLI) made by Sterling in March 2007, was offset by lower gains recognized on the sale of finance receivables at Sterling’s affiliates, Equipment Finance, LLC and Town and Country Leasing, LLC.

Securities gains and losses, all from the available-for-sale portfolio, are summarized as follows:

	Twelve Months Ended	Twelve Months Ended
	September 30, 2007	December 31, 2006

Debt securities:
Gains	$11	$111
Losses	(3)	(98)

	8	13

Equity securities:
Gains	4,181	1,521
Losses	(31)	(49)

	4,150	1,472

Total	$4,158	$1,485

Gains and losses on debt securities are realized as part of ongoing investment portfolio and balance sheet management strategies. For the twelve months ended September 30, 2007, Sterling experienced net gains on sales of the debt security portfolio of $8,000 versus $13,000 in 2006.

Equity security gains and losses are generated primarily through Sterling’s equity portfolio of financial institution sector stocks. Net securities gains on equities were $4.2 million for the twelve months ended September 30, 2007 versus $1.5 million for the year ended December 31, 2006. Gains are typically taken as the result of ongoing asset liability management strategies and capitalizing on appreciated values on certain equity security portfolio positions. In 2006, Sterling utilized the proceeds to fund investments in customer relationship initiatives. In 2007, the proceeds were principally used as part of Sterling’s capital restoration plan.

Non-interest Expense

Total non-interest expenses were $158.0 million for the twelve months ended September 30, 2007, an increase of $25.6 million, or 19.4%, over $132.3 million in the twelve months ended December 31, 2006.

Table 4 — Non-interest Expense

			2007 Versus 2006
	2007	2006	Amount	%

Salaries and employee benefits	$58,964	$57,686	$1,278	2.2%
Net occupancy	8,051	6,661	1,390	20.9%
Furniture & equipment	9,002	8,042	960	11.9%
Professional services	23,349	3,940	19,409	492.6%
Depreciation on operating lease assets	28,893	26,459	2,434	9.2%
Taxes other than income	2,801	2,317	484	20.9%
Intangible asset amortization	1,606	1,428	178	12.5%
Other EFI losses	4,645	6,386	(1,741)	(27.3)%
Other	20,656	19,425	1,231	6.3%

Total	$157,967	$132,344	$25,623	19.4%

Salaries and employee benefits totaled $59.0 million for the twelve months ended September 30, 2007 and increased $1.3 million, or 2.2%, over 2006. The increases were attributable to the following factors:

•	Normal merit increases to existing employees.

•	Impact of eleven months of Bay Net Bank versus two months in 2006.

•	The cost associated with accelerating the vesting of outstanding stock options and restricted stock to become immediately exercisable due to the signing of the merger agreement with PNC.

•	The cost of retention bonuses for key employees to remain at Sterling for a specified period of time, pending the merger with PNC.

•	Partially offsetting the increases were lower incentive compensation expense and no profit sharing expense in 2007.

Net occupancy expense increased to $8.1 million in 2007, up from $6.7 million in 2006. This increase is primarily due to improvements and renovations at various existing branch office locations, exit costs associated with abandoning a future branch site, and higher snow removal costs incurred in early 2007. In addition, Sterling opened two new branch offices during 2007 and added two branches through the acquisition of Bay Net Bank late in 2006.

Furniture and equipment charges were $9.0 million and $8.0 million in 2007 and 2006, respectively. The increase of $960,000 from 2006 to 2007 was the result of planned increases in service contracts and depreciation expense to support a major customer acquisition and retention strategy introduced in 2006. In addition, depreciation expense increased as a result of a new telephone system aimed at enhancing Sterling’s level of internal and external customer service.

Professional services expense totaled $23.3 million in 2007, up $19.4 million from 2006. Legal and advisory costs associated with the investigation into financing contract irregularities at EFI totaled $18.9 million in 2007. Excluding these costs, professional services expense grew by 11.8% in 2007 compared to 2006. The majority of this increase was driven by higher accounting and auditing fees.

Depreciation of equipment on operating leases was $28.9 million in 2007, compared to $26.5 million in 2006. This increase was due to continued growth in the leasing business and is directly related to the increase in rental income on operating leases noted above.

Taxes other than income were $2.8 million for the twelve months ended September 30, 2007, an increase from $2.3 million in 2006. Taxes other than income consist primarily of taxes based on stockholders’ equity. During 2006, Sterling was able to recognize a tax refund due to the lower equity base caused by the losses incurred at EFI.

Intangible asset amortization increased $178,000, or 12.5%, to $1.6 million in 2007. Additional amortization expense related to the acquisition of Bay Net Bank accounted for all of this increase.

Other EFI losses totaled $4.6 million in 2007 compared to $6.4 million in 2006. Other EFI losses include losses stemming from breaches of certain servicing responsibilities by EFI, for which Sterling has indemnified third parties and losses related to financing contracts and payments that management believes to be invalid.

Other non-interest expense totaled $20.7 million in 2007, compared to $19.4 million in 2006. This category consists of marketing, lending related expenses, insurance, telephone, postage, and other sundry operating expenses. These expenses increased $1.2 million or 6.3% in 2007 compared to 2006. Contributing to this increase was higher FDIC insurance costs, higher regulatory exam costs, and additional board of directors’ fees. The additional costs in these categories are attributable to the higher level of review and assessed risk at Sterling resulting from the EFI Matter.

One of Sterling’s key measures of performance is the efficiency ratio, which expresses non-interest expense, excluding merger related and restructuring charges, as a percentage of tax-equivalent net interest income and non-interest income excluding gains on sales of securities. In calculating its efficiency ratio, Sterling nets depreciation on operating leases with the related rental income to more consistently present operating results with the presentation used in the banking industry.

Sterling’s efficiency ratio deteriorated to 103.77% for the twelve months ended September 30, 2007 from 84.79% in 2006 due to legal, advisory, accounting and other costs incurred in 2007 related to the EFI Matter. Excluding these one-time costs, the efficiency ratio for 2007 would have been 88.11%.

Income Taxes

Sterling recognized income tax benefits from continuing operations of $9.4 million and $5.1 million for the twelve months ended September 30, 2007 and December 31, 2006, respectively. The increase in the income tax benefit period over period was consistent with the higher losses experienced during the twelve months ended September 30, 2007.

In connection with the losses associated with the EFI Matter, Sterling is in the process of amending previously filed tax returns in order to obtain a refund of previously paid taxes. Included on the balance sheet is a receivable for the refund for previously paid taxes of $53.2 million related to the refund of taxes previously paid, which is based on Sterling’s best estimate of the amount that it will be able to carryback to prior years. It is possible that the actual amount of losses available to be carried back may be different than this estimate. To the extent that it can not carryback these losses to prior years, Sterling believes that it will have sufficient income in the future to offset against these losses.

Discontinued Operations

In December 2006, Sterling completed the divestiture of Corporate Healthcare Strategies, LLC, Professional Services Group and various insurance assets of its personal property and casualty insurance agency, Lancaster Insurance Group, LLC. The results of operations of the divested businesses have been reclassified as discontinued operations. These reclassifications had no effect on net income or stockholders’ equity. Discontinued operations generated an after tax loss of $5.1 million in 2006. The loss in 2006 was primarily driven by an impairment charge of $5.2 million, after tax, recorded in the third quarter of 2006.

FINANCIAL CONDITION

Sterling’s assets were approximately $3.2 billion at September 30, 2007, representing growth of $164.0 million or 5.3% when compared to $3.1 billion at December 31, 2006. The increase was primarily attributed to a higher balance of cash and cash equivalents which grew $169.8 million. Other changes included a $47.2 million decrease in securities available for sale, a $25.8 million increase in bank owned life insurance, and a $14.3 million or 0.7% increase in loans. The growth in assets was funded by a higher level of deposits, which grew $119.5 million or 4.6% and an increase in long-term debt which increased $49.3 million. Equity decreased $18.3 million or 14.2% due to losses in 2007 recognized at EFI.

Cash and Cash Equivalents

Cash and cash equivalents increased to $318.5 million at September 30, 2007 versus $148.7 million at December 31, 2006. The increase in cash at Sterling is due primarily to the implementation of an aggressive liquidity plan aimed at significantly enhancing Sterling’s cash position in anticipation of potential liquidity concerns that could have arisen as a result of a loss of confidence by Sterling’s customers. In addition, cash held at Sterling increased due to the reduction in available “float” funding at the Federal Reserve, due to Sterling’s reduced capital levels, which required Sterling to increase cash on hand in order to timely meet customer needs. For a more detailed discussion on Sterling’s actions with respect to its liquidity plan, please refer to the liquidity discussion further in this report.

Securities

Sterling utilizes investment securities as a primary tool for managing interest rate risk, to generate interest and dividend income, to provide liquidity and to provide collateral for certain deposits and borrowings. As of September 30, 2007, securities totaled $432.5 million, which represented a net decrease of $49.1 million or 10.2% from the December 31, 2006 balance of $481.5 million. Proceeds from maturities, sales and calls totaled $113.0 million. Purchases of $63.7 million were completed primarily to meet pledging requirements.

The activity discussed above decreased holdings in all categories, with the largest decreases in agency, municipal and corporate securities. These changes resulted from a number of factors, including maturities and calls as well as a continued effort to reduce the credit risk associated with corporate securities. Offsetting these decreases were purchases made to maintain a sufficient level of securities that are qualified to serve as collateral for public funds and other deposits requiring pledged securities.

In addition to the cash flow activity noted above, the decrease in the portfolio reflected a reduction in the balance of net unrealized gains on its available for sale portfolio. At September 30, 2007, the securities portfolio included net unrealized gains on available-for-sale securities of $1.3 million versus net unrealized gains of $5.6 million at December 31, 2006. The decrease in unrealized gains resulted primarily from the realization of gains on equity securities.

Sterling’s securities portfolio includes debt and equity instruments that are subject to varying degrees of credit and market risk. This risk arises from general market conditions, factors impacting specific industries, as well as corporate news that may impact specific issues. Management continuously monitors its debt securities, including routine updating of credit ratings, monitoring market, industry and corporate news, as well as volatility in market prices. Sterling uses various indicators in determining whether a debt security is other-than-temporarily-impaired, including whether it is probable that the contractual interest and principal will not be collected in full. One such indicator is credit ratings. As of September 30, 2007, there were no holdings below investment grade. Another factor in management’s evaluation is whether Sterling has the positive intent and ability to hold the under-water securities to maturity. At September 30, 2007, Sterling determined, based on its liquidity plan, that it had availability from other sources sufficient to meet its expected liquidity needs. For equity securities, management will determine that a loss is considered “other-than temporary” when it has an observable market value that is less than its recorded value for more than six months, unless management determines an event that causes other-than temporary impairment has occurred prior to the six month time period.

Table 5 — Investment Securities

The following table shows the amortized cost of the held-to-maturity securities owned by Sterling as of the dates indicated. Securities are stated at cost adjusted for amortization of premiums and accretion of discounts.

	September 30,	December 31,
	2007	2006

U.S. Treasury securities	$106	$105
State and political subdivisions	6,751	10,901
Mortgage-backed securities	29	39
Corporate securities	117	117

Subtotal	7,003	11,162
Non-marketable equity securities	12,633	10,368

Total	$19,636	$21,530

Non-marketable equity securities consist of Federal Reserve Bank stock, Federal Home Loan Bank stock, and Atlantic Central Bankers Bank stock.

The following table shows the amortized cost and fair value of the available-for-sale securities owned as of the dates indicated.

	September 30, 2007		December 31, 2006
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value

U.S. Treasury securities	$—	$—	$805	$805
U.S. Government agencies bonds	187,694	185,127	211,066	207,667
State and political subdivisions	201,105	204,969	207,831	213,001
Mortgage-backed securities	20,322	20,310	23,461	23,440
Corporate securities	2,036	2,049	8,356	8,397

Subtotal	411,157	412,455	451,519	453,310
Equity securities	380	389	2,903	6,706

Total	$411,537	$412,844	$454,422	$460,016

All mortgage-backed securities are those of U.S. Government agencies.

The available-for-sale equity securities are comprised of the following:

	September 30, 2007		December 31, 2006
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value

Government sponsored enterprise stock	$—	$—	$2	$3,088
Equity mutual fund	51	61	51	55
Community bank stocks	293	272	2,288	2,623
Large cap financial services company stocks	36	56	562	940

Total	$380	$389	$2,903	$6,706

These holdings are maintained for long-term appreciation in these segments of the market.

Table 6 — Investment Securities (Yields)

The following tables show the maturities of debt securities at amortized cost as of September 30, 2007, and approximate weighted average yields of such securities. Yields on state and political subdivision securities are shown on a tax equivalent basis, assuming a 35% federal income tax rate.

			Over 1 thru 5		Over 5 thru 10
	1 Year and Less		Years		Years		Over 10 Years		Total
Held-to-Maturity	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

U.S. Treasury securities	$106	4.15%	$—	—%	$—	—%	$—	—%	$106	4.15%
State and political subdivisions	1,635	7.34%	4,861	6.93%	255	6.52%	—	—%	6,751	7.01%
Mortgage-backed securities	—	—%	14	8.75%	—	—%	15	7.05%	29	7.93%
Corporate securities	115	2.00%	—	—%	—	—%	2	7.25%	117	2.09%

	$1,856	6.83%	$4,875	6.94%	$255	6.52%	$17	7.08%	$7,003	6.89%

			Over 1 thru 5		Over 5 thru 10
	1 Year and Less		Years		Years		Over 10 Years		Total
Available-for-Sale	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

U.S. Government agencies	$5,113	3.52%	$117,925	4.11%	$49,540	5.42%	$12,549	5.95%	$185,127	4.57%
State and political subdivisions	4,146	6.40%	31,440	6.54%	81,030	6.43%	88,353	6.81%	204,969	6.61%
Mortgage-backed securities	362	5.44%	6,621	4.84%	1,896	4.80%	11,431	5.74%	20,310	5.35%
Corporate securities	1,004	6.09%	909	6.87%	134	4.37%	2	4.59%	2,049	6.30%

	$10,625	4.96%	$156,895	4.69%	$132,600	5.95%	$112,335	6.50%	$412,455	5.61%

There is no issuer of securities in which the aggregate book value of that issuer, other than securities of the U.S. Treasury and U.S. Government agencies, exceeds 10% of stockholders’ equity.

Loans

Loans outstanding at September 30, 2007 totaled $2.1 billion and increased $14.3 million, or 0.7%, compared to December 31, 2006. During 2007 Sterling sold approximately $50.0 million of loans to help improve the capital ratios by reducing risk weighted assets. This action was necessary as a result of the losses incurred at EFI. Additionally, uncertainties caused by the EFI Matter and the pending acquisition of Sterling by PNC has caused a slow down of loan growth in 2007. As the following table outlines, the growth in the loan portfolio was primarily driven by commercial and agricultural loans which increased $19.2 million, or 3.8%, and real estate construction loans which increased $15.1 million, or 8.7%. Partially offsetting this growth was a decline in the consumer loan portfolio of $13.9 million, or 3.4% and a decline in the forestry-

related finance receivables of $3.3 million, or 63.7%. The remainder of the loan portfolio was relatively flat from period-to-period.

Table 7 — Loan Portfolio

The following table sets forth the composition of Sterling’s loan portfolio as of the dates indicated:

		December 31, 2006
	September 30, 2007	(Restated)

Commercial and agricultural	$523,318	$504,084
Commercial real estate	653,739	656,366
Financial institutions	16,424	16,375
Real estate-construction	188,910	173,824
Real estate-mortgage	99,326	101,946
Consumer	389,792	403,691
Forestry-related finance receivables (net of unearned income)	1,853	5,110
Other finance receivables (net of unearned income)	87,641	86,698
Lease financing receivables (net of unearned income)	131,883	130,527

Total	$2,092,886	$2,078,621

Table 8 — Loan Maturity and Interest Sensitivity

The following table sets forth the maturity of the commercial loan portfolio as of September 30, 2007.

		After One But
	Within One	Within Five	After Five
	Year	Years	Years	Total

Commercial and agricultural, financial and commercial real estate	$291,548	$228,805	$673,128	$1,193,481
Real estate-construction	86,747	69,893	32,270	188,910

	$378,295	$298,698	$705,398	$1,382,391

Loans subject to annual renewal provisions are included in the within one year category in the table above.

Commercial loans due after one year totaling $229.2 million have variable interest rates, $480.4 million have a fixed rate of interest for a period of time, and then convert to another interest rate, and the remaining $294.6 million in commercial loans have fixed rates.

Asset Quality

Sterling’s loan portfolios are subject to varying degrees of credit risk. Asset quality within the commercial loan portfolios experienced some decline during the first nine months of calendar 2007. Sterling has experienced increases in delinquencies, non-performing loans, including non-accruals and charge-offs. The slowdown in the residential housing market has affected land developers, residential builders, re-sales, and industries tied to the residential housing market, such as transportation and companies providing products to the housing market. Sterling continues to experience these trends in the calendar fourth quarter. While Sterling has experienced a decline in credit quality, credit risk continues to be mitigated through prudent underwriting standards, on-going credit review, and monitoring and reporting asset quality measures. Additionally, loan diversification, limiting exposure to a single industry or borrower and requiring collateral also reduces Sterling’s credit risk.

Sterling’s commercial, consumer and residential mortgage loans are principally to borrowers in south central Pennsylvania, northern Maryland, and northern Delaware. While these areas have been affected by the residential housing slowdown, the affect has been less than in many other markets. A substantial portion of the debtor’s ability to honor their obligations is, however, affected by the level of economic activity in the market area.

Non-performing assets include non-accrual and restructured loans, accruing loans past due 90 days or more and other foreclosed assets. Sterling’s general policy has been to cease accruing interest on loans when management determines that a reasonable doubt exists as to the collectibility of additional interest. When management places a loan on non-accrual status, it reverses unpaid interest credited to income in the current year, and charges unpaid interest accrued in prior years to the allowance for loan losses. Sterling typically returns non-accrual loans to performing status when the borrower brings the loan current and performs in accordance with contractual terms for a reasonable period of time. Sterling categorizes a loan as restructured if it changes the terms of the loan such as interest rate, repayment schedule or both, to terms that it otherwise would not have granted originally.

Table 9 — Nonaccrual, Past Due and Restructured Loans

The following table presents information concerning the aggregate amount of nonaccrual, past due and restructured loans:

		December 31, 2006
	September 30, 2007	(Restated)

Nonaccrual loans	$7,739	$3,345
Accruing loans, past due 90 days or more	2,654	452
Restructured loans	—	—

Total non-performing loans	10,393	3,797
Foreclosed assets	986	870

Total non-performing assets	$11,379	$4,667

Nonaccrual loans:
Interest income that would have been recorded under original terms	$353	$368
Interest income recorded	—	—
Ratios:
Non-performing loans to total loans	0.50%	0.18%
Non-performing assets to total loans and foreclosed assets	0.54%	0.22%
Non-performing assets to total assets	0.35%	0.15%

As of September 30, 2007, non-performing assets were $11.4 million, an increase of $6.7 million, or 143.8%, from December 31, 2006. The increase is a mixture of commercial loans, real estate loans and leasing.

Potential problem loans are defined as performing loans, which have characteristics that cause management to have doubts as to the ability of the borrower to perform under present loan repayment terms and which may result in the reporting of these loans as non-performing loans in the future. Total potential problem loans were approximately $4.3 million at September 30, 2007 and $6.5 million at December 31, 2006. The decrease is a result of payoffs, pay downs, or the migration to non-performing status of the credits reported at December 31, 2006.

As of September 30, 2007, Sterling had a loan to a fuel distribution company, with a total exposure of $5.7 million and a related loan loss reserve of $332,000. In early January 2008, Sterling received information related to this relationship of adverse events that occurred in November and December 2007. This resulted in the recognition of an additional loan loss reserve of $3.8 million in the December 31, 2007 financial statements.

Allowance for Loan Losses

Sterling maintains the allowance for loan losses at a level that management believes is adequate to absorb potential losses inherent in the loan portfolio and is established through a provision for loan losses charged to earnings. Quarterly, Sterling utilizes a defined methodology in determining the adequacy of the allowance for loan losses. This methodology considers specific credit reviews, historical loan loss experience, and qualitative factors.

Management assigns internal risk ratings to all commercial relationships with aggregate borrowings or commitments to extend credit in excess of limits as dictated by internal credit policies. When management determines a loan has uncertain collectibility of principal and interest, management places that loan on the “problem list,” and evaluates it on a quarterly basis in order to estimate potential losses. Management’s analysis considers:

•	Adverse situations that may affect the borrower’s ability to repay;

•	Estimated value of underlying collateral; and

•	Prevailing market conditions.

For loans on its “problem list” where management determines that a specific reserve allocation is not required and for the remaining “pass-rated” loans, Sterling assigns a general loss factor based on historical performance to determine the reserve. For homogeneous loan types, such as consumer and residential mortgage loans, management bases specific factors on the average loss ratio for the previous two years for each specific loan pool. Additionally, management adjusts projected loss ratios based on other factors, including the following:

•	Trends in delinquency levels;

•	Trends in non-performing and potential problem loans;

•	Trends in composition, volume and terms of loans;

•	Effects in changes in lending policies or underwriting procedures;

•	Experience, ability and depth of management;

•	National and local economic conditions;

•	Concentrations in lending activities; and

•	Other factors as management may deem appropriate.

Management determines the unallocated portion of the allowance for loan losses based on the following criteria:

•	Potential for the lack of precision in Sterling’s allowance for loan loss loan assessment;

•	Other potential exposures in the loan portfolio;

•	Variances in management’s assessment of national and local economic conditions; and

•	Other internal or external factors that management believes appropriate at that time.

Management believes this methodology accurately reflects losses inherent in the portfolio. Management charges actual loan losses to the allowance for loan losses. As such, management determines the level of provision for loan losses based on the methodology discussed above combined with an overall analysis of the loan portfolio.

As discussed in Note 2 to the consolidated financial statements included herein, of the $237.2 million of EFI finance receivables reflected in the December 31, 2005 financial statements previously issued, and subsequently withdrawn, $222.6 million were charged off during the restatement process as an adjustment to January 1, 2006 opening retained earnings. Additionally, while the collateral for the substantial portion of these receivables has been observed at customer locations, and a “retail” value and “liquidation” value had been estimated by management based on industry pricing guidelines, management is presently uncertain as to the ability to quickly repossess and liquidate such collateral and realize any significant recovery amount. For these reasons, with concurrence by its primary banking regulators, management’s accounting policy related to the reserving for these receivables requires all receivables in a single customer relationship be charged down to zero at the point that the first receivable within the relationship is past due more than 120 days, regardless if cash has been received subsequent to charge-off or management estimates potential recovery through repossession or collateral liquidation. Any new finance receivable contract entered into with a borrower subsequent to the initial charge-off date was immediately charged-off in its entirety at the date of origination. All cash received from the borrower or due to repossession and liquidation of collateral is reflected as a recovery to the allowance for loan loss.

In determining the accounting policy for the EFI finance receivables, management considered these loans to be homogenous loans with similar characteristics of borrower profile, collateral type, interest rates and terms.

With respect to the portfolio of finance receivables for EFI, management expects that there will be some level of repossession and liquidation of collateral that will provide recoveries to Sterling. Additionally, management continues to work with customers who have aged receivables outstanding to restructure these receivables and establish a payment plan. However, management can not predict the timing or the amount of cash that will be received as a result of these efforts and therefore has not included any estimates of such amount in the carrying value of the forestry related finance receivables.

As part of the restatement, Sterling reflected $208.5 million of forestry-related finance receivables as charge-offs previous to January 1, 2006 because, in accordance with the EFI charge-off policy, the customers to which these receivables were associated were determined to be greater than 120 days past due on their aggregate contractual obligations. During 2006, an additional $28.7 million of charge-offs were recorded, including $20.2 million of additional originations to those customer relationships that were charged-off at December 31, 2005. During 2007, an additional $11.6 million of charge-offs were recorded, including $8.3 million of additional originations to those customer relationships that were charged-off at December 31, 2006.

During 2006 and the nine months ended September 30, 2007, Sterling received $10.0 million and $7.6 million, respectively, of cash payments from customer relationships that had been previously charged-off. These payments are reflected as recoveries to the allowance for loan losses.

A summary of the activity in the allowance for loan losses is as follows:

Table 10 — Summary of Loan Loss Experience

	Nine-Month	Year Ended
	Period Ended	December 31,
	September 30,	2006
	2007	(Restated)

Beginning balance	$22,517	$22,085

Allowance acquired in acquisition	—	535

Loans charged off during year:
Commercial and agricultural	1,044	493
Commercial real estate	—	306
Real estate mortgage	15	8
Consumer	1,216	1,935
Other finance receivables	1,092	1,300
Forestry-related finance receivables	11,611	28,934

Total charge-offs	14,978	32,976

Recoveries:
Commercial and agricultural	23	47
Commercial real estate	—	—
Real estate mortgage	—	—
Consumer	414	442
Other finance receivables	152	275
Forestry-related finance receivables	8,928	14,490

Total recoveries	9,517	15,254

Net loans charged off	5,461	17,722
Provision for loan losses	7,083	17,619

Balance at end of year	$24,139	$22,517

Ratio of net loans charged off to average loans outstanding	0.35%	0.90%
Ending allowance for loan losses to net loans charged off	3.3x	1.3	x
Net loans charged off to provision for loan losses	77.1%	100.58%
Allowance for loan losses as a percent of total loans outstanding	1.15%	1.08%
Allowance for loan losses as a percent of non-performing loans	232.25%	593.09%

The allowance for loan losses increased $1.6 million, from $22.5 million at December 31, 2006, to $24.1 million at September 30, 2007. The allowance represented 1.2% of loans outstanding at September 30, 2007, and represented an increase in reserve levels to outstanding loans.

During 2007, Sterling recorded provision for loan losses totaling $7.1 million, as compared to $17.6 million in 2006. The decrease of $10.5 million is principally the result of lower net charge-offs in the EFI portfolio.

Table 11 — Allocation of Allowance for Loan Losses

			December 31, 2006
	September 30, 2007		(Restated)
		Loans% to		Loans% to
	Amount	Total Loans	Amount	Total Loans

Commercial, financial and agricultural	$17,214	57%	$15,305	56%
Real estate — mortgage and construction	203	14%	201	13%
Consumer	2,918	19%	2,345	19%
Other finance and lease financing receivables	3,356	10%	2,936	10%
Forestry-related finance receivables	322	—%	1,317	2%
Unallocated	126	—%	413	—%

Total	$24,139	100%	$22,517	100%

Management believes that the allocation of the allowance for loan losses between the various loan portfolios adequately reflects the inherent risk in each loan portfolio. The allocation methodology is based on historical net loss experience, leading indicators of credit quality and other pertinent factors. Additionally, management periodically reviews the methodology and may make revisions to ensure the allowance for loan losses allocated to each loan portfolio continues to reflect potential losses inherent in such portfolios. Management charges actual loan losses to the allowance for loan losses and bases the provision for loan losses on the overall analysis taking the methodology into account.

The loan loss reserve for the EFI portfolio is based on management’s loss expectations specific to this portfolio. The appropriate level of loan loss reserves are discussed in more detail in the discussion on the allowance for loan losses.

The largest reserve allocation is to the commercial, financial and agricultural loan portfolio, which represents approximately 71% of the reserve balance. This reflects the continued higher level of non-performing loans, net charge-offs, increases in loans and changes in other factors that impact the potential risks in the portfolio. This loan portfolio, along with leases, continues to represent the greatest risk exposure to Sterling. These loans generally are larger than the remainder of the portfolio and the related collateral is not as marketable. Additionally, other factors, such as competition for higher quality credits are considered in allocating this reserve balance.

The unallocated portion of the allowance reflects potential risk of error in the specific and general reserve allocations, other potential exposure in the loan portfolio, variances in management’s assessment of national and local economic conditions and other internal or external factors that management believes appropriate at the time. In 2007, the unallocated portion of the allowance remained at levels fairly immaterial with respect to the overall allowance for loan losses.

While management believes Sterling’s allowance for loan losses is adequate based on information currently available, future adjustments to the reserve and enhancements to the methodology may be necessary due to changes in economic conditions and management’s assumptions as to future delinquencies or loss rates.

Assets Held for Operating Leases

Assets held for operating leases were $90.5 million at September 30, 2007, which exceeded the $89.0 million at December 31, 2006 by $1.5 million, or 1.7%. The growth in operating leases during 2007 reflected the increased number of customers entering into operating leases.

Operating leases have residual value risk associated with them. If, at the end of the lease term, the fair value of the leased property is less than the residual value calculated at lease origination, a loss on disposal could result. Sterling mitigates this risk by continuously monitoring residual values, and in many instances, uses values from various industry publications and discussions with industry experts. Further, the lease terms include provisions that the lessee shares the risk of loss on disposal of equipment, up to the first 50% of the residual value. As a result of Sterling’s approach to managing residual risk, related losses have been immaterial historically.

Goodwill

Goodwill decreased by $221,000 from December 31, 2006 through September 30, 2007, due to a purchase accounting adjustment related to the Bay First Bank acquisition and amortization of branch purchase goodwill.

In April 2006, Sterling announced the realignment of the management of its three trust and investment services affiliates, Church Capital Management, LLC, Bainbridge Securities, Inc. and Sterling Financial Trust Company. The original acquisition agreements for Church Capital Management and Bainbridge Securities included contingent consideration payments to the principals of both companies based upon them attaining certain required performance measurements over a five year period from the date of acquisition. Under the guidance of Statement No. 141, the contingent payments were to be treated as additional consideration and capitalized as goodwill at the time the future payments were earned. Per the terms of the original acquisition agreements, the realignment of the trust and investment services segment triggered a change to the terms of the contingency payments, thereby accelerating the recognition of the goodwill in the amount of $6.6 million and converting the contingent payments into installment payments to be released bi-annually from escrow over seven years, regardless of the performance of Church Capital Management or Bainbridge Securities.

In October 2006, Sterling completed the acquisition of Bay Net Financial, Inc. and its wholly owned thrift subsidiary, Bay Net A Community Bank. At the date of acquisition, Bay Net Financial, Inc. was merged into Sterling, and Bay Net A Community Bank merged with Sterling’s wholly owned subsidiary, First National Bank of North East. The resulting bank changed its name to “Bay First Bank, N.A.” as part of the bank merger. Sterling acquired Bay Net Financial, Inc. in order to enhance its banking franchise in the Cecil, Harford and neighboring counties of Maryland.

In accordance with Statement No. 141, Sterling used the purchase method of accounting to record this transaction. The portion of the purchase price related to goodwill of $14.4 million was recorded in the banking segment in accordance with FAS 141 because all of the assets and liabilities acquired are related to the banking reporting segment.

As part of its process to restate the historical financial statements due to the EFI Matter, Sterling determined that the goodwill associated with EFI was impaired prior to December 31, 2005 and therefore wrote off 100%, or $17 million, of goodwill in its opening January 1, 2006 retained earnings. The decision was due primarily to the magnitude of the losses incurred as of that date and management’s intention, going forward, to focus solely on managing the existing book of business of EFI and maximizing collections for this portfolio.

During 2006, management monitored certain trends in the business activities of its insurance services segment, which was primarily comprised of the activity of Corporate Healthcare Strategies, LLC (which we refer to as “CHS”). This evaluation included:

•	Monitoring the impact, if any, that a change in a key small group health insurance carrier would have on longer term customer retention and the related impact on long term commission growth of the insurance segment;

•	Determining how an industry-wide shift from self funded to fully insured health plans experienced during 2006 would impact our long term revenue projections on our wholesale stop-loss product line; and

•	Determining the impact of macro-trends in the insurance market due to changes in the business practices of certain major insurance providers in our markets.

In addition to these trends, in the third quarter of 2006, management had an early indication of lower premium renewals for the 2007 policy period. During the third quarter end closing process, management and the board of directors, made the determination that the above circumstances were expected to have a prolonged negative impact on the performance of Sterling’s insurance segment and therefore concluded that indicators of impairment existed.

In accordance with the provisions of Statement No. 142, Goodwill and Other Intangible Asset (Statement No. 142), goodwill of a reporting unit is tested for impairment on an annual basis. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. A two-step impairment test is used to identify potential goodwill impairment and measure the amount of a goodwill impairment loss to be recognized, if any. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill test is performed to measure the amount of impairment loss, if any, by comparing the implied fair value of the goodwill with the carrying amount of that goodwill. In evaluating impairment, the fair value estimates are based on quoted market prices in active markets. If quoted market prices are not available, the fair value estimates are based on the best information available, including prices for similar assets and liabilities and the results of using other valuation techniques such as the present value of future cash flows.

In accordance with the provisions of Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (Statement No. 144) an intangible asset that is subject to amortization is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss is recognized only if the carrying amount of the intangible asset is not recoverable and exceeds its fair value. The carrying amount of the intangible asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. An impairment loss is measured as the amount by which the carrying amount of the intangible asset exceeds its fair value.

Sterling performed a valuation of this reporting segment, which first included a valuation of its identifiable intangible assets under Statement No. 144, primarily a customer list intangible, which resulted in an approximate impairment loss of $1.4 million, and then its goodwill, which resulted in an approximate loss of $6.6 million. The impairment charge of $8.0 million ($5.2 million, net of tax) was recorded in the income statement under non-interest expenses, as goodwill and intangible asset impairment at September 30, 2006 and then reclassed to discontinued operations as a result of the divestiture of CHS in December 2006.

On December 31, 2006, Sterling divested three related lines of business associated with its insurance segment, Corporate Healthcare Strategies, LLC, Professional Services Group and certain insurance assets of its personal property and casualty insurance agency, Lancaster Insurance Group, LLC. Upon the sale of the above businesses, Sterling recorded a loss on disposal of $41,000, which was recorded in other operating income. Included in the lines of business sold were $4.7 million of goodwill and $2.3 million of intangible assets.

Bank Owned Life Insurance

Bank owned life insurance (BOLI) represents the cash surrender value for life insurance policies on certain employees who have provided positive consent allowing the Bank to be the beneficiary of such policies. The increase of $25.8 million in BOLI is a result of the purchase of additional life insurance policies in March 2007.

Deposits

Sterling continues to rely heavily on deposit growth as the primary source of funds for lending activities. Total deposits grew from $2.6 billion at December 31, 2006 to $2.7 billion at September 30, 2007, an increase of $119.5 million or 4.6%.

Average deposits for the twelve months ended September 30, 2007 were $227.2 million, or 9.6% greater than average deposits for the twelve months ended December 31, 2006. This growth was generally achieved through the continued development in new markets with targeted promotional efforts. In addition, as part of its enhanced liquidity plan, Sterling’s banks enhanced their deposit pricing in non-maturity and time deposits to levels that were competitive in the markets served by Sterling. This action was taken to enhance liquidity and bolster customer confidence.

Table 12 — Average Deposit Balances and Rates Paid

The following table summarizes the average amounts of deposits and rates paid for the periods indicated:

	Twelve Months Ended		Twelve Months Ended
	September 30, 2007		December 31, 2006
	Amount	Rate	Amount	Rate

Non-interest-bearing demand deposits	$283,331	—%	$286,835	—%
Interest-bearing demand deposits	825,511	2.65%	784,851	2.43%
Savings deposits	264,485	2.11%	238,764	1.61%
Time deposits	1,210,617	4.57%	1,046,314	4.07%

Total	$2,583,944		$2,356,764

Table 13 — Deposit Maturity

The following table summarizes the maturities of time deposits of $100,000 or more as of the dates indicated:

	September 30,	December 31,
	2007	2006

Three months or less	$39,797	$63,642
Over three through six months	95,980	42,129
Over six through twelve months	142,261	62,418
Over twelve months	54,619	97,004

Total	$332,657	$265,193

Short-Term Borrowings

Short-term borrowings are comprised of federal funds purchased, securities sold under repurchase agreements, U.S. Treasury demand notes, Federal Home Loan Bank advances and borrowings from other financial institutions. As of September 30, 2007, short-term borrowings totaled $86.1 million, an increase of $7.3 million from the December 31, 2006 balance of $78.8 million. This net increase was primarily attributable to:

•	Decreases in securities sold under repurchase agreements and U.S. Treasury demand notes reflecting fluctuations experienced in the normal course of business;

•	Increase in short-term advances from the Federal Home Loan Bank as part of liquidity management; and

•	Advance on short-term line of credit at the holding company (explained below) used to repay a short-term line of credit which had previously funded forestry-related finance receivables; net of

•	Fluctuation in federal funds purchased to meet day-to-day cash needs, including those purchased from Sterling’s Correspondent Services Group whereby federal funds lines have been established for a number of community bank clients.

On June 26, 2007, Sterling entered into a Credit Agreement with M&T Bank for a 364-day line of credit in the amount of $80.0 million secured by the stock of BLC Bank. The interest rate payable on this loan is currently 7.125% and the Credit Agreement contains representations, warranties and covenants and provisions defining events of default. Sterling is subject to on-going reporting, disclosure and minimum ratio requirements. Sterling used the proceeds of this loan to make a $70 million capital contribution to BLC Bank to reinforce operating capital and to repay $45.0 million of outstanding debt of its affiliate, EFI. The loan is collateralized by 100% of the common stock of BLC Bank. At September 30, 2007, Sterling and BLC Bank were not in compliance with the financial covenants of the governing loan documents. However, Sterling and M&T Bank entered into an agreement whereby M&T Bank agreed to a waiver of compliance with the financial covenants, as reflected in Sterling’s financial statements as of September 30, 2007.

Long-Term Debt

Long-term debt consists of advances from the Federal Home Loan Bank and borrowings from other financial institutions. Long-term debt totaled $166.5 million at September 30, 2007, an increase of $49.3 million from the December 31, 2006 balance of $117.2 million. The increase resulted from the addition of $95.0 million of advances from the Federal Home Loan Bank as part of the liquidity management strategy. Offsetting this were scheduled principal payments and maturities.

Subordinated Debentures

Sterling sponsors four non-consolidated subsidiary trusts, Sterling Financial Statutory Trusts II, III, IV and V, of which 100% of the common equity is owned by Sterling. The trusts were formed for the purpose of issuing corporation-obligated mandatorily redeemable capital securities (the capital securities) to third party investors and investing the proceeds from the sale of such capital securities solely in junior subordinated debt securities of Sterling (the debentures). The debentures held by each trust are the sole assets of that trust, and totaled $87.6 million as of September 30, 2007.

In March 2007, Sterling Financial Statutory Trust V issued $20.0 million of capital securities to third party investors, and simultaneously invested the proceeds into a $20.6 million junior subordinated debenture by Sterling. The debenture bears interest at a floating rate of LIBOR plus 165 basis points and is due in June 2037, with the first redemption date in March 2012.

Also in March 2007, the junior subordinated debentures issued to Sterling Financial Statutory Trust I were paid in full for $20.6 million.

As discussed in the section titled “Introduction,” the impact of the EFI Matter on the capital of the company was significant. In accordance with the terms of each of the subordinated debentures, Sterling exercised its right to defer paying the interest on these debentures for up to 20 consecutive periods without being in default. Since the third quarter of 2007, Sterling has elected to defer the payments required under these debentures until Sterling’s and BLC Bank’s capital levels have strengthened to a level which Sterling deems necessary to support resuming this activity, conditioned on approval from the Federal Reserve. A total of $1.3 million of interest on these four debenture issuances was deferred as of September 30, 2007. It is unknown at what point Sterling will be able to commence making these interest payments.

Derivative Financial Instruments

Sterling is a party to derivative instruments in the normal course of business to manage its own exposure to fluctuations in interest rates and to meet the financing needs of its customers.

Asset Liability Management

Interest rate derivatives

Sterling enters into derivative transactions principally to manage the risk of price or interest rate movements on the value of certain assets and liabilities and on future cash flows. A summary of the interest rate contracts is as follows:

	September 30, 2007		December 31, 2006
	Notional	Carrying	Notional	Carrying
	Amount	Value	Amount	Value

Interest rate swap agreements:
Pay fixed/receive floating	$—	$—	$25,000	$(2)
Pay floating/receive fixed	25,000	(379)	25,000	(810)
Interest rate floors purchased	50,000	133	50,000	105

•	Interest rate swaps have been entered into to hedge the variability in future expected cash flows related to floating rate assets and liabilities.

•	Interest rate floors have been purchased to hedge the variability in future expected cash flows related to floating rate assets in exchange for the payment of a premium when the contract is initiated.

Gains and losses on derivative instruments reclassified from accumulated other comprehensive income to current-period earnings are included in the line item in which the hedged cash flows are recorded. At September 30, 2007, other comprehensive income included a deferred after-tax unrealized loss of $262,000 versus $582,000 at December 31, 2006.

A portion of the amount in other comprehensive income was reclassified from other comprehensive income to the appropriate income statement line item as net settlements occur. In addition, the premiums paid for interest rate floors are amortized over the term of the contract and recognized in the appropriate income statement line item. Sterling recognized interest income and interest expense, as follows:

	Twelve Months Ended	Twelve Months Ended
	September 30, 2007	December 31, 2006

Interest income-commercial loans	$(575)	$(456)
Interest expense-borrowed funds	(2)	27

Equity derivatives

A summary of the equity derivatives is as follows:

	September 30, 2007		December 31, 2006
	Shares Covered	Carrying Value	Shares Covered	Carrying Value

Purchased put options	—	$—	50,000	$45

•	Additionally during 2006, Sterling wrote call options on certain equity security holdings (covered calls). Sterling received a premium in exchange for selling the call options. The buyer of the option had the right to purchase a specified number of shares at a future date at an agreed upon price level, or strike price. The options are recorded at fair value (initially the premium received) with the changes in fair value recognized in other non-interest income. At September 30, 2007 and December 31, 2006, there were no outstanding options.

•	Sterling has purchased equity put options to protect the company from the risk that the fair value of certain equity security holdings might be adversely impacted by changes in market price. Sterling has the right to sell a specified number of shares through a future date at an agreed upon price level, or strike price. The options are recorded at fair value (initially the premium paid) with the changes in fair value recognized in other non-interest expense.

Sterling recognized non-interest income and non-interest expense related to this activity as follows:

	Twelve Months Ended	Twelve Months Ended
	September 30, 2007	December 31, 2006

Other non-interest income.	$—	$3
Other non-interest expense	(9)	9

Customer Related

Sterling enters into interest rate contracts (including interest rate caps and interest rate swap agreements) to facilitate customer transactions and meet their financing needs. This portfolio is actively managed and hedged with offsetting contracts, with identical terms, with third-party counterparties. A summary of the customer related interest rate contracts and offsetting contracts with third-party counterparties is as follows:

	September 30, 2007		December 31, 2006
	Notional Amount	Carrying Value	Notional Amount	Carrying Value

Interest rate swap agreements:
Pay fixed/receive floating	$49,454	$(590)	$42,288	$(271)
Pay floating/receive fixed	49,454	590	42,288	271
Interest rate caps written	12,101	(4)	18,510	(18)
Interest rate caps purchased	12,101	4	18,510	18

Changes in the estimated fair value of customer related contracts and related interest settlements, net of the offsetting counterparty contracts, are recorded in non-interest income. Fees collected from customers for these transactions are recognized over the life of the contract. Fees included in other non-interest income are $68,000 for the twelve months ended September 30, 2007, $54,000 for the year ended December 31, 2006.

Sterling believes it has reduced market risk on its customer related derivative contracts through the offsetting contractual relationships with counterparties. However, if a customer or counterparty fails to perform, credit risk is equal to the extent of the fair value gain in a derivative. When the fair value of a derivative instrument contract is positive, this generally indicates that the counterparty or customer owes Sterling, and results in credit risk to Sterling. When the fair value of a credit risk is negative, Sterling owes the customer or counterparty, and therefore, has no credit risk. Sterling minimizes the credit risk in derivative instruments by including derivative credit risk in its credit underwriting procedures, and by entering into transactions with higher quality counterparties that are reviewed periodically by management.

Capital

The management of capital in a regulated financial services industry must properly balance return on equity to stockholders while maintaining sufficient capital levels and related risk-based capital ratios to satisfy regulatory requirements. Additionally, capital management must also consider acquisition opportunities that may exist, and the resulting accounting treatment.

Typically, Sterling’s capital management strategy would be focused on providing an attractive rate of return to shareholders while, at the same time, maintaining a “well capitalized” status at each of its banking subsidiaries. Since April 2007, Sterling’s capital management strategy shifted to focus primarily on conservation of capital, given the financial impact of the EFI Matter. Please refer to the discussion below for a more detailed explanation of Sterling’s capital management strategies.

One capital management strategy that Sterling has employed is the use of trust preferred securities through its wholly owned special purpose subsidiary trusts, Sterling Financial Statutory Trust II, III, IV, and V. The proceeds from the preferred securities were invested in junior subordinated deferrable interest debentures of Sterling, at terms consistent with the trust preferred capital securities. Sterling’s treatment of the preferred capital securities is consistent with long-term debt, and the related dividends being presented as interest expense. Sterling’s obligations under the debentures and related documents, taken together, constitute a full and unconditional guarantee by Sterling of the Statutory Trusts’ obligations under the trust preferred securities.

The capital securities held by the trusts qualify as Tier 1 capital for Sterling under Federal Reserve guidelines. In 2004, the Federal Reserve issued rules that retain Tier 1 capital treatment for trust preferred securities but with stricter limits. Under the new rules, after a five-year transition period, the aggregate amount of trust preferred securities and certain other capital elements would retain its current limit of 25% of Tier 1 capital elements, net of goodwill. The amount of trust preferred securities and certain other elements in excess of the limit could be included in Tier 2 capital, subject to restrictions. Sterling has $85.0 million in trust preferred securities as of September 30, 2007, of which $36.7 million has been included as Tier 1 capital in its regulatory capital calculations.

In May 2003, Sterling’s board of directors authorized the repurchase of up to 1,303,365 shares of its common stock. Shares repurchased are held for reissuance in connection with Sterling’s stock compensation plans and for general corporate purposes. During 2007 and 2006, Sterling repurchased 299,500 and 445,000 shares respectively of its common stock, at an average price of $21.41 for both periods under this repurchase plan. As of September 30, 2007, 57,853 shares remain authorized for repurchase.

In a strategy to conserve capital and as required under Sterling’s capital restoration plan, Sterling suspended paying dividends to its shareholders until such time as its capital is restored.

Equally important as the management of Sterling’s capital is the management of the capital of Sterling’s subsidiaries. As such, one of Sterling’s initiatives with respect to its subsidiaries’ capital was to rebuild capital at BLC Bank, given that the EFI Matter occurred at a wholly owned subsidiary of BLC Bank. Sterling merged its banking subsidiaries Bank of Hanover and Trust Company, Pennsylvania State Bank, and Bay First Bank, N.A. into Bank of Lancaster County, which changed its name to BLC Bank, N.A.

In another initiative to conserve capital at BLC Bank and in accordance with the terms of each of the four trust indentures for Sterling’s trust preferred securities, Sterling exercised its right to defer paying the interest on the trust preferred securities. Under the terms of the trust indentures, Sterling can defer paying interest on the trust preferred securities for up to 20 consecutive quarters without being in default. Since the third quarter of 2007, Sterling has elected and given timely notice of its intent to defer the quarterly payments on the trust preferred securities. This action was taken because Sterling relies on dividends from its subsidiaries to fund such interest payments. As a result of BLC Bank’s capital position after the EFI Matter, Sterling and BLC Bank have agreed with the Federal Reserve that BLC Bank will refrain from paying dividends to Sterling until specified capital levels at BLC Bank are achieved. Sterling intends to defer interest payments on the trust preferred securities until BLC Bank’s capital level has strengthened to a level that Sterling deems sufficient to support resuming such interest payments, and Sterling has received approval from the Federal Reserve to resume such interest payments. It is currently unknown when Sterling will be able to resume making these interest payments. Interest due on the trust preferred securities will accrue during the deferral periods

Finally, to strengthen BLC Bank’s capital, Sterling entered into an $80.0 million 364-day line of credit with M&T Bank, secured by the stock of BLC Bank, $70.0 million of which was drawn upon and contributed to BLC Bank to be used as capital by BLC Bank.

Sterling and its banking subsidiaries are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that could have a direct material effect on Sterling and the subsidiary banks’ operating model. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Sterling and its banking subsidiaries must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and reclassifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures that have been established by regulation to ensure capital adequacy require Sterling and its banking subsidiaries to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and Tier 1 capital to average assets. Management believes that, as of September 30, 2007,

Sterling and BLC Bank did not meet the minimum capital adequacy requirements to which they were subject. For the period ended December 31, 2006, management believes that Sterling and Bank of Lancaster County did not meet the minimum capital adequacy requirements due to the restatement of prior period losses related to EFI. To take corrective action, in May 2007, Sterling and BLC Bank took several steps to improve capital and capital ratio positions. These steps included: the consolidation of the Bank of Hanover, Pennsylvania State Bank and Bay First Bank charters into Bank of Lancaster County and Bank of Lancaster County changing its name to BLC Bank, N.A.; Sterling borrowing $80 million from M&T Bank, $70 million of which was drawn down and contributed to BLC Bank; and the sale of certain assets. Additionally, Sterling and BLC Bank developed a capital restoration plan, in consultation with their banking regulators, to restore Sterling’s and BLC Bank’s capital levels.

As of September 30, 2007, the most recent notification from its primary banking regulator, BLC Bank was categorized as “undercapitalized,” while Delaware Sterling Bank & Trust Company was categorized as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized” or “adequately capitalized” institutions must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables.

Table 14 — Risk-Based Capital

Sterling’s and its bank subsidiaries actual capital amounts are as follows:

			Minimum To Be Adequately		Minimum To Be Well
			Capitalized Under Prompt		Capitalized Under Prompt
	Actual		Corrective Action Provisions		Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio

As of September 30, 2007
Total risk-based capital to risk weighted assets
Sterling (consolidated)	$44,920	1.8%	$194,302	8.0%	$	n/a	n/a
BLC Bank, N.A.	157,631	6.6%	191,641	8.0%		239,551	10.0%
Delaware Sterling Bank & Trust Company	3,616	17.6%	1,642	8.0%		2,053	10.0%
Tier 1 risk-based capital to risk weighted assets
Sterling (consolidated)	22,460	0.9%	97,151	4.0%		n/a	n/a
BLC Bank, N.A.	132,816	5.5%	95,820	4.0%		143,731	6.0%
Delaware Sterling Bank & Trust Company	3,507	17.1%	821	4.0%		1,232	6.0%
Tier 1 risk-based capital to average assets
Sterling (consolidated)	22,460	0.7%	120,878	4.0%		n/a	n/a
BLC Bank, N.A.	132,816	4.4%	121,502	4.0%		151,878	5.0%
Delaware Sterling Bank & Trust Company	3,507	6.8%	2,053	4.0%		2,567	5.0%
As of December 31, 2006
Total risk-based capital to risk weighted assets
Sterling (consolidated)	$82,880	3.4%	$193,910	8.0%	$	n/a	n/a
Bank of Lancaster County, N.A.	—	—%	118,279	8.0%		147,848	10.0%
Bank of Hanover and Trust Company	73,936	12.9%	45,754	8.0%		57,193	10.0%
Pennsylvania State Bank	23,248	11.4%	16,354	8.0%		20,442	10.0%
Bay First Bank, N.A.	19,106	12.3%	12,383	8.0%		15,479	10.0%
Delaware Sterling Bank & Trust Company	4,306	27.8%	1,238	8.0%		1,548	10.0%
Tier 1 risk-based capital to risk weighted assets
Sterling (consolidated)	41,440	1.7%	96,955	4.0%		n/a	n/a
Bank of Lancaster County, N.A.	—	—%	59,139	4.0%		88,709	6.0%
Bank of Hanover and Trust Company	68,380	12.0%	22,877	4.0%		34,316	6.0%
Pennsylvania State Bank	21,053	10.9%	8,229	4.0%		12,265	6.0%
Bay First Bank, N.A.	17,699	11.4%	6,192	4.0%		9,287	6.0%
Delaware Sterling Bank & Trust Company	4,224	27.3%	619	4.0%		929	6.0%
Tier 1 risk-based capital to average assets
Sterling (consolidated)	41,440	1.5%	111,587	4.0%		n/a	n/a
Bank of Lancaster County, N.A.	—	—%	65,005	4.0%		81,256	5.0%
Bank of Hanover and Trust Company	68,380	8.5%	32,180	4.0%		40,225	5.0%
Pennsylvania State Bank	21,053	8.2%	10,306	4.0%		12,883	5.0%
Bay First Bank, N.A.	17,699	9.0%	7,851	4.0%		9,813	5.0%
Delaware Sterling Bank & Trust Company	4,224	12.6%	1,345	4.0%		1,681	5.0%

As a result of the financial impact of the EFI Matter, Sterling’s and BLC Bank’s capital levels and ratios were significantly depleted. As such, management developed and implemented several strategies in May 2007, in order to strengthen these capital levels and ratios. Those strategies included:

•	Merging Bank of Hanover and Trust Company, Pennsylvania State Bank and Bay First Bank, N.A. into Bank of Lancaster County, N.A. to create a newly named BLC Bank, N.A.

•	Sterling entered into an $80.0 million 364-day line of credit with M&T Bank, secured by stock of BLC Bank, $70.0 million of which was drawn upon and contributed to BLC Bank.

The following table depicts the proforma capital ratios for BLC Bank as of December 31, 2006, assuming that Sterling had merged its banks, as outlined above, by such date. Further, the table below depicts a comparison of BLC Bank’s proforma capital ratios as of December 31, 2006, to the levels required for BLC Bank to be considered at Minimum and Well Capitalized capitalization levels, as provided under the regulatory framework for prompt corrective action.

To compute the pro forma capital levels and ratios for BLC Bank, N.A., the financial statements of Bank of Lancaster County, N.A., Bank of Hanover, Pennsylvania State Bank and Bay First Bank, N.A. were consolidated and intercompany transactions totaling $83.9 million, as of December 31, 2006, were eliminated.

					Minimum to be
			Minimum to be Adequately		Well
			Capitalized Under Prompt		Capitalized Under Prompt
	Proforma		Corrective Action Provisions		Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2006
Total capital to risk weighted assets BLC Bank, N.A.	$74,231	3.1%	$191,025	8.0%	$238,781	10.0%
Tier 1 capital to risk weighted assets BLC Bank, N.A.	49,789	2.1%	95,512	4.0%	143,269	6.0%
Tier 1 capital to average assets BLC Bank, N.A.	49,789	1.8%	112,039	4.0%	140,048	5.0%

When comparing BLC Bank’s pro forma capital ratios as of December 31, 2006 to actual capital ratios as of September 30, 2007, total capital to risk-weighted assets, Tier 1 capital to risk-weighted assets and Tier 1 capital to average assets as of September 30, 2007, increased by 347 basis points, 345 basis points and 259 basis points, respectively. Those increases were primarily the result of the additional capital infused into BLC Bank (as outlined above).

Liquidity

Effective liquidity management ensures that the cash flow requirements of depositors and borrowers, as well as the operating cash needs of Sterling, are met.

Sterling’s funds are available from a variety of sources, including assets that are readily convertible to cash (federal funds sold, short-term investments), securities portfolio, scheduled repayments of loan receivables, deposit base, borrowing capacity (short and long term) with the Federal Reserve, a number of correspondent banks and the Federal Home Loan Bank (FHLB), the ability to package residential mortgage loans originated for sale and the ability to sell finance leases through our correspondent bank relationships.

As a result of the EFI Matter, Sterling implemented several steps to enhance the liquidity position of its banks. These actions were taken in anticipation of potential liquidity concerns that could have been caused by a loss of confidence by the banks’ depositors coupled with reduced access to external borrowings. Although Sterling’s banks experienced relatively low impact from depositors actions, several of Sterling’s and its bank’s external borrowing sources pulled back on line availability and/or required collateral against borrowings.

The following are some of the more critical actions Sterling and its banks took to enhance its liquidity position and position its banks to deal with potential liquidity concerns:

•	BLC Bank borrowed an additional $190.0 million from the Federal Home Loan Bank (FHLB), stratified through various maturities ranging from one month to 36 months.

•	Sterling, the parent company, entered into a 364-day $80.0 million line of credit with M&T Bank, secured by the stock of BLC Bank, $70.0 million of which was drawn upon and contributed to BLC Bank. This action was taken to enhance liquidity as well as capital levels at BLC Bank.

•	BLC Bank sold approximately $50.0 million of various types of commercial loans and leases to various correspondent banks. This action was taken to enhance BLC Bank’s liquidity and capital ratios as well as establish a process by which further sales could have been executed if necessary.

•	Sterling’s banks enhanced their deposit pricing in non-maturity and time deposits. This action was taken to enhance liquidity, bolster depositor confidence, as well as to attract new households and retain customers.

•	Sterling temporarily suspended payments of dividends on its Trust Preferred Securities, as allowed under those agreements. This action was taken to preserve liquidity at the parent company (from the third quarter 2007 forward).

•	Sterling temporarily suspended payment of dividends to its shareholders (from the second quarter 2007 forward). This action was taken to preserve capital as well as liquidity at the parent company.

As reflected above, Sterling’s actions with respect to liquidity were designed to enhance Sterling’s liquidity position and preserve its capital position. Through the date of this document, Sterling and its banks have experienced relatively low levels of deposit outflows, although Sterling has experienced a change in its deposit mix. While some non-maturity deposit balances decreased, time deposits increased resulting from Sterling’s household attraction and pricing strategies.

Currently, Sterling believes the liquidity position of its banking subsidiaries is sufficient to support significant levels of cash demands on its banks. As of September 30, 2007, the parent company’s cash position totaled $7.0 million, as compared to $18.0 million at December 31, 2006. Sterling’s cash and cash equivalents totaled $318.5 million at September 30, 2007, as compared to $148.7 million at December 31, 2006. As of September 30, 2007, BLC Bank had unused borrowing capacity from the Federal Reserve, its correspondent banks and the FHLB totaling $621.0 million as compared to $561.0 million at December 31, 2006.

The liquidity of the parent company represents an important aspect of liquidity management. The parent company’s net cash outflows consist principally of dividends to shareholders, interest payments on its trust preferred securities, and unallocated corporate expenses. In order to preserve capital and liquidity at the parent company, in the second quarter of 2007 Sterling suspended the payment of dividends to its shareholders and in the third quarter of 2007 suspended payment of interest on its junior subordinated debentures. With regard to cash inflows to the parent company, the main source of these funds is dividends from its subsidiaries. Since the second quarter of 2007, BLC Bank has not declared or paid dividends to the parent company, due to its current capital levels. Given the actions taken by Sterling with respect to liquidity, management believes that Sterling’s cash position at September 30, 2007 is sufficient to cover expected cash demands.

Contractual Obligations, Commitments and Off-balance Sheet Arrangements

Sterling enters into contractual obligations in its normal course of business to fund loan growth, for asset/liability management purposes, to meet required capital needs and for other corporate purposes. The following table presents significant fixed and determinable contractual obligations by payment date. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

			Payments Due In
	Note	Total Amount	One Year	One to	Three to	Over Five
	Reference	Committed	or Less	Three Years	Five Years	Years

Deposits without a stated maturity	—	$1,318,878	$1,318,878	$—	$—	$—
Time Deposits	12	1,416,536	1,144,041	247,826	24,200	469
Short-Term Borrowings	13	86,108	86,108	—	—	—
Long-term debt	13	166,464	61,228	85,031	34	20,171
Subordinated debentures	14	87,630	—	—	—	87,630
Operating leases	9	22,952	2,537	4,325	3,283	12,807
Uncertain tax positions	15	250	—	90	—	160

		$3,098,818	$2,612,792	$337,272	$27,517	$121,237

Sterling is a party to derivative instruments in the normal course of business, to assist in asset liability management and reduce exposure in earnings volatility caused by fluctuations in interest and market conditions and to meet the financing needs of its customers. Derivative contracts are carried at fair value on the consolidated balance sheet with the fair value representing the net present value of the expected future cash receipts or payments based on market and interest rate conditions as of the balance sheet date. The fair values of the contracts can change daily as market and interest rate conditions fluctuate. These derivative contracts require monthly cash settlement. Because the derivative liabilities recorded on the balance sheet do not represent the amounts that will ultimately be paid under the contract, they are not included in the table of contractual obligations discussed above. Further discussion of derivative instruments is included in Notes 1 and 16 to the consolidated financial statements.

A schedule of significant commitments at September 30, 2007 is as follows:

Commitments to extend credit:
Unused home equity lines of credit	$107,026
Other commitments to extend credit	574,204
Standby letters of credit	97,761

$778,991

Further discussion of these commitments to extend credit is included in Note 16 to the consolidated financial statements. In addition, Sterling has commitments and obligations under employee benefit plans as discussed in Note 18 to the consolidated financial statements.

Sterling has no off-balance sheet arrangements through the use of special-purpose entities.

New Financial Accounting Standards

Note 1 to the consolidated financial statements discusses the expected impact on Sterling’s financial condition or results of operations for recently issued or proposed accounting standards that have not been adopted. To the extent that we anticipate a significant impact to Sterling’s financial condition or results of operations, appropriate discussion is included in the applicable note to the consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial institutions can be exposed to several market risks that may impact the value or future earnings capacity of an organization. These risks involve interest rate risk, foreign currency exchange risk, commodity price risk and equity market price risk. Sterling’s primary market risk is interest rate risk. Interest rate risk is inherent because as a financial institution, Sterling derives a significant amount of its operating revenue from “purchasing” funds (customer deposits and borrowings) at various terms and rates. These funds are then invested into earning assets (loans, leases, investments, etc.) at various terms and rates. This risk is further discussed below.

Equity market risk is not a significant risk to Sterling, as marketable equity securities on a cost basis comprise less than 1% of corporate assets. Sterling’s exposure to foreign currency exchange risk is inconsequential. Sterling does not have any exposure to commodity price risk.

Interest Rate Risk

Interest rate risk is the exposure to fluctuations in Sterling’s future earnings (earnings at risk) and value (value at risk) resulting from changes in interest rates. This exposure results from differences between the amounts of interest earning assets and interest-bearing liabilities that reprice within a specified time period as a result of scheduled maturities and repayment, contractual interest rate changes, or the exercise of explicit or embedded options.

The primary objective of Sterling’s asset/liability management process is to maximize current and future net interest income within acceptable levels of interest rate risk while satisfying liquidity and capital requirements. Management recognizes that a certain amount of interest rate risk is inherent and appropriate yet is not essential to Sterling’s profitability. Thus the goal of interest rate risk management is to maintain a balance between risk and reward such that net interest income is maximized while risk is maintained at a tolerable level.

Management endeavors to control the exposures to changes in interest rates by understanding, reviewing and making decisions based on its risk position. Sterling’s Asset Liability Committee is responsible for these decisions. Sterling primarily uses the security portfolios and borrowings to manage its interest rate risk position. Additionally, pricing, promotion and product development activities are directed in an effort to emphasize the loan and deposit term or repricing characteristics that best meet current interest rate risk objectives. Finally, Sterling has utilized off-balance sheet instruments to a limited degree to manage its interest rate risk position.

The Asset Liability Committee operates under management policies defining guidelines and limits on the level of risk. These policies are approved annually by the board of directors.

Sterling uses simulation analysis to assess earnings at risk and net present value analysis to assess value at risk. These methods allow management to regularly monitor both the direction and magnitude of Sterling’s interest rate risk exposure. These modeling techniques involve assumptions and estimates that inherently cannot be measured with complete precision. Key assumptions in the analyses include maturity and repricing characteristics of both assets and liabilities, prepayments on amortizing assets, other imbedded options, non-maturity deposit sensitivity and loan and deposit pricing. These assumptions are inherently uncertain due to the timing, magnitude and frequency of rate changes and changes in market conditions and management strategies, among other factors. However, the analyses are useful in quantifying risk and provide a relative gauge of Sterling’s interest rate risk position over time.

Earnings at Risk

Simulation analysis evaluates the effect of immediate upward and downward changes in market interest rates on future net interest income. The analysis involves changing the interest rates used in determining net interest income over the next twelve months. The resulting percentage change in net interest income in various rate scenarios is an indication of Sterling’s shorter-term interest rate risk. The analysis utilizes a “static” balance sheet approach. The measurement date balance sheet composition (or mix) is maintained over the simulation time period, with maturing and repayment dollars being rolled back into like instruments for new terms at current market rates. Additional assumptions are applied to modify volumes and pricing under the various rate scenarios. These include prepayment assumptions on mortgage assets, the sensitivity of non-maturity deposit rates, and other factors deemed significant.

The simulation analysis results are presented in Table 15a. These results indicate that Sterling would expect net interest income to decline 9.9% over the next twelve months assuming an immediate upward shift in market interest rates of 200 basis points and to increase by 5.1% if rates shifted downward in the same manner. This profile reflects a liability sensitivity position. The magnitude of the impact of rising rates versus declining rates is not equal due to optionality in certain assets and liabilities. Specifically, conversion features on FHLB advances create greater liability sensitivity in rising rate scenarios where call options on securities and prepayment risk on securities and loans create greater asset sensitivity in declining rate scenarios. All measurements were within the guidelines set by policy.

At December 31, 2006, annual net interest income was expected to decline by 2.3% in the upward scenario and to decline by 0.3% in the downward scenario. The current risk position indicates more liability sensitivity than the prior year-end measurements. The primary factors contributing to the increased liability sensitivity are the “rolling down” of time deposit and FHLB advance maturities as well as the growth in short-term CD’s and short-term borrowings, the decrease in forestry related receivables and the increase in non-interest bearing assets offset in part by the lower volume of moderately sensitive core deposits.

Value at Risk

The net present value analysis provides information on the risk inherent in the balance sheet that might not be taken into account in the simulation analysis due to the shorter time horizon used in that analysis. The net present value of the balance sheet is defined as the discounted present value of expected asset cash flows minus the discounted present value of the expected liability cash flows. The analysis involves changing the interest rates used in determining the expected cash flows and in discounting the cash flows. The resulting percentage change in net present value in various rate scenarios is an indication of the longer term repricing risk and options embedded in the balance sheet.

The net present value analysis results are presented in Table 15b. These results indicate that the net present value would decrease 11.5% assuming an immediate upward shift in market interest rates of 200 basis points and to increase 5.1% if rates shifted downward in the same manner. The risk position of Sterling is within the guidelines set by policy.

At December 31, 2006, the analysis indicated that the net present value would decrease 7.0% assuming an immediate upward shift in market interest rates of 200% and to increase 2.1% if rates shifted downward in the same manner. The current risk position indicates greater liability sensitivity than the prior year-end measurement. The factors leading to this change are consistent with those impacting the earnings at risk measurement noted previously.

Table 15a			Table 15b
Change in	% Change in		Change in	% Change in
Market Interest Rates	Net Interest Income		Market Interest Rates	Present Value of Equity
	2007	2006		2007	2006

(200)	5.1%	(0.3%)	(200)	5.1%	2.1%
(100)	2.6%	(0.0%)	(100)	3.1%	1.5%
0	0.0%	0.0%	0	0.0%	0.0%
+100	(4.8%)	(1.0%)	+100	(5.7%)	(3.3%)
+200	(9.9%)	(2.3%)	+200	(11.5%)	(7.0%)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Sterling Financial Corporation

We have audited the accompanying consolidated balance sheets of Sterling Financial Corporation (“Sterling”) as of September 30, 2007 and December 31, 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the nine-month period ended September 30, 2007 and the year ended December 31, 2006. These financial statements are the responsibility of Sterling’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of Sterling’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Sterling’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sterling Financial Corporation at September 30, 2007 and December 31, 2006, and the consolidated results of its operations and its cash flows for the nine-month period ended September 30, 2007 and the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2, Sterling restated previously issued financial statements as of December 31, 2006 and for the year then ended to correct for fraudulent activities identified within its Equipment Finance LLC subsidiary.

As discussed in Note 15, Sterling adopted FIN 48: Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, as of January 1, 2007.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
January 30, 2008

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

		December 31,
	September 30,	2006
	2007	(Restated)
	(Dollars in thousands)

ASSETS
Cash and due from banks	$308,399	$87,683
Federal funds sold	10,098	61,017

Cash and cash equivalents	318,497	148,700
Interest-bearing deposits in banks	5,889	6,339
Short-term investments	2,761	3,119
Mortgage loans held for sale	4,684	4,136
Securities held-to-maturity (fair value 2007 — $19,687; 2006 — $21,644)	19,636	21,530
Securities available-for-sale	412,844	460,016
Loans, net of unearned income	2,092,886	2,078,621
Allowance for loan losses	(24,139)	(22,517)

Loans, net of allowance for loan losses	2,068,747	2,056,104
Premises and equipment, net	46,487	48,987
Assets held for operating lease, net	90,514	88,960
Other real estate owned	—	45
Goodwill	71,230	71,451
Intangible assets	5,162	6,312
Mortgage servicing rights	3,260	3,177
Accrued interest receivable	13,101	13,979
Refund for previously paid taxes	53,168	52,414
Deferred tax assets	57,894	49,035
Bank owned life insurance	30,938	5,149
Other assets	36,034	37,369

Total assets	$3,240,846	$3,076,822

LIABILITIES
Deposits:
Non-interest-bearing	$285,882	$311,881
Now and money market	784,459	884,893
Savings	248,537	266,583
Time	1,416,536	1,152,555

Total deposits	2,735,414	2,615,912

Short-term borrowings	86,108	78,833
Long-term debt	166,464	117,207
Subordinated debentures	87,630	87,630
Accrued interest payable	17,766	10,332
Other liabilities	36,991	38,135

Total liabilities	3,130,373	2,948,049

Stockholders’ equity
Preferred stock, no par value, 10.0 million shares authorized; no shares issued and outstanding	—	—
Common stock — $5.00 par value, 70.0 million shares authorized; issued: 2007 — 29.5 million shares; 2006 — 29.7 million shares	148,642	148,642
Capital surplus	88,066	88,279
Accumulated deficit	(121,589)	(109,408)
Accumulated other comprehensive income	262	2,756
Common stock in treasury, at cost ( 2007 — 222,000 shares; 2006 — 64,000 shares)	(4,908)	(1,496)

Total stockholders’ equity	110,473	128,773

Total liabilities and stockholders’ equity	$3,240,846	$3,076,822

The accompanying notes are an integral part of these consolidated financial statements.

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

		For the
	For the	Twelve Months
	Nine Months	Ended,
	Ended,	December 31,
	September 30,	2006
	2007	(Restated)

	(Dollars in thousands,
	except per share data)

Interest and dividend income
Loans, including fees	$115,399	$139,157
Debt securities:
Taxable	8,059	10,626
Tax-exempt	7,199	10,089
Dividends	708	817
	532	887
Short-term investments	2,299	315

Total interest and dividend income	134,196	161,891

Interest expense
Deposits	62,877	65,526
Short-term borrowings	4,651	5,741
Long-term debt	5,715	6,462
Subordinated debentures	4,667	5,766

Total interest expense	77,910	83,495

Net interest income	56,286	78,396

Provision for loan losses	7,083	17,619

Net interest income after provision for loan losses	49,203	60,777

Non-interest income
Trust and investment management income	7,398	9,928
Service charges on deposit accounts	7,867	9,130
Other service charges, commissions and fees	4,530	5,481
Brokerage fees and commissions	2,228	3,087
Mortgage banking income	1,583	1,930
Rental income on operating leases	26,813	32,269
Other operating income	3,577	4,904
Securities gains, net	3,831	1,485

Total non-interest income	57,827	68,214

Non-interest expenses
Salaries and employee benefits	43,911	57,686
Net occupancy	6,261	6,661
Furniture and equipment	6,888	8,042
Professional services	22,310	3,940
Depreciation on operating lease assets	21,895	26,459
Taxes other than income	2,173	2,317
Intangible asset amortization	1,216	1,428
Other EFI losses	1,980	6,386
Other	15,872	19,425

Total non-interest expenses	122,506	132,344

Income before income taxes	(15,476)	(3,353)
Income tax (benefit) expenses	(7,982)	(5,137)

Net income from continuing operations	(7,494)	1,784
Discontinued operations, net of taxes of $0, and $(2,723)	—	(5,130)

Net income	$(7,494)	$(3,346)

Per share information:
Basic earnings per share:
Continuing operations	$(0.25)	$0.06
Discontinued operations	—	(0.17)

Net income	$(0.25)	$(0.11)

Diluted earnings per share
Continuing operations	$(0.25)	$0.06
Discontinued operations	—	(0.17)

Net income	$(0.25)	$(0.11)

Dividends declared	$0.150	$0.580

The accompanying notes are an integral part of these consolidated financial statements.

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

	Common			Retained	Accumulated	Treasury
	Shares Issued			Earnings/	Other	and
	and	Common	Capital	Accumulated	Comprehensive	Escrowed	Restricted
	Outstanding	Stock	Surplus	Deficit	Income (Loss)	Shares	Shares	Total
	(Dollars in thousands, except per share data)

Balance, January 1, 2006, as originally reported	28,913,229	$145,692	$79,351	$72,849	$4,042	$(3,848)	$—	$298,086
Adjustments to opening retained earnings retroactively applied to previous periods due to correction for fraudulent activity at subsidiary	—	—	—	(162,014)	—	—	—	(162,014)

Balance, January 1, 2006	28,913,229	145,692	79,351	(89,165)	4,042	(3,848)	—	136,072
Comprehensive income:
Income from continuing operations				1,784				1,784
Loss from discontinued operations				(5,130)				(5,130)
Change in net unrealized gain(loss) on securities AFS, net of reclassification adjustment and tax effects					(1,017)			(1,017)
Change in unrealized loss on cash flow derivatives					75			75
Unrealized postretirement benefit accrual					(344)			(344)

Total comprehensive income								(4,632)

Common stock issued:
Acquisition of Bay Net, Inc.	575,449	2,877	10,166					13,043
Release of Church escrowed shares	177,345					2,883		2,883
Release of Bainbridge escrowed shares	2,662					43		43
Stock options	15,166	76	124					200
Other	(550)	(3)						(3)
Treasury stock issued:
Directors’ compensation plan	13,278		11			279		290
Stock options	457,270		(3,002)			9,606		6,604
Shares issued in connection with contingent consideration provisions of CHS acquisition	29,987		26			626		652
Other	1,824		4			38		42
Purchase of treasury shares	(445,000)					(9,341)		(9,341)
Treasury shares acquired on sale of CHS	(76,499)					(1,782)		(1,782)
Cash dividends declared				(16,897)				(16,897)
Income tax benefit of nonqualified stock options			1,187					1,187
Non-cash compensation cost			412					412

Balance, December 31, 2006	29,664,161	148,642	88,279	(109,408)	2,756	(1,496)	—	128,773
Comprehensive income:
Loss from continuing operations				(7,494)				(7,494)
Change in net unrealized gain(loss) on securities AFS, net of reclassification adjustment and tax effects					(2,831)			(2,831)
Change in unrealized loss on cash flow derivatives					320			320
Unrealized postretirement benefit accrual					17			17

Total comprehensive income								(9,988)

Treasury stock issued:
Stock options	131,974		(1,447)			2,948		1,501
Restricted stock issued	10,100		(20)			236	(216)	—
Other	10		—			—		—
Purchase of treasury shares	(299,500)					(6,596)		(6,596)
Cash dividends declared				(4,437)				(4,437)
Non-cash compensation cost	—		1,254			—	216	1,470
Cumulative effect of change in accounting principles for the adoption of FIN 48, Accounting For Uncertain Tax Positions				(250)				(250)

Balance, September 30, 2007	29,506,745	$148,642	$88,066	$(121,589)	$262	$(4,908)	$—	$110,473

The accompanying notes are an integral part of these consolidated financial statements.

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

		Twelve Months
	Nine Months	Ended,
	Ended,	December 31,
	September 30,	2006
	2007	(Restated)

Cash Flows from Operating Activities
Income (loss) from continuing operations	$(7,494)	$1,784
Loss from discontinued operations		(5,130)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	26,674	31,902
Net accretion of investment securities	(747)	(587)
Amortization of intangible assets	1,216	1,428
Provision for loan losses	7,083	17,619
Provision for deferred income taxes	(8,294)	(5,285)
Stock option compensation cost	1,470	412
Gain on sales of finance leases and receivables	(245)	(1,082)
Net gain on sales of securities available-for-sale	(3,831)	(1,485)
Gain on sales of mortgage loans	(482)	(464)
Loss on sale of affiliate	—	41
Proceeds from sales of mortgage loans held for sale	65,235	67,802
Originations of mortgage loans held for sale	(65,300)	(68,274)
Change in operating assets and liabilities:
(Increase) decrease in accrued interest receivable	878	(1,301)
(Increase) decrease in bank owned life insurance	(25,789)	—
(Increase) decrease in other assets	88	(5,112)
(Increase) decrease in assets related to discontinued operations	—	5,020
Increase (decrease) in accrued interest payable	7,434	1,533
Increase (decrease) in liabilities related to discontinued operations	—	(4)
Increase (decrease) in other liabilities	1,275	1,252
Other	—	12

Net cash (used in) provided by operating activities	(829)	40,081

Cash Flows From Investing Activities
Net (increase) decrease in interest-bearing deposits in other banks	450	(649)
Net (increase) decrease in short-term investments	358	(963)
Proceeds from sales of securities available-for-sale	9,611	25,549
Proceeds from maturities or calls of securities held-to-maturity	19,559	13,884
Proceeds from maturities or calls of securities available-for-sale	83,841	141,286
Purchases of securities held-to-maturity	(17,657)	(6,119)
Purchases of securities available-for-sale	(45,997)	(161,169)
Net loans and direct finance leases made to customers	(88,674)	(205,463)
Proceeds from sales of loans	46,366	—
Proceeds from sales of finance leases and receivables	23,017	53,385
Purchases of equipment acquired for operating leases, net	(23,449)	(41,783)
Purchases of premises and equipment, net	(3,413)	(9,802)
Proceeds from sales of premises and equipment	1,133	266
Net cash received (paid) for business combinations	—	10,247

Net cash provided by (used in) investing activities	5,145	(181,331)

Cash Flows From Financing Activities
Net increase in deposits	119,502	314,546
Net increase (decrease) in short-term borrowings	7,275	(61,740)
Proceeds from issuance of long-term debt	95,000	10,000
Repayment of long-term debt	(45,743)	(63,998)
Proceeds from issuance of common stock	—	241
Cash dividends	(5,449)	(16,512)
Purchase of treasury stock	(6,596)	(9,341)
Proceeds from issuance of treasury stock	1,492	7,483

Net cash provided by financing activities	165,481	180,679

Net change in cash and cash equivalents	169,797	39,429
Cash and cash equivalents:
Beginning of year	148,700	109,271

End of year	$318,497	$148,700

Supplemental Disclosure of Cash Flow Information:
Cash payments for:
Interest	$71,787	$80,635
Income taxes	246	15,081

The accompanying notes are an integral part of these consolidated financial statements.

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(All dollar amounts presented in the tables are in thousands, except per share data)

Note 1 —	Summary of Significant Accounting Policies

Basis of Presentation and Consolidation — The consolidated financial statements include the accounts of Sterling Financial Corporation (Sterling) and its wholly owned subsidiaries, BLC Bank, N.A., Delaware Sterling Bank & Trust Company (Delaware Sterling), HOVB Investment Co., T & C Leasing, Inc. (inactive), BankersRe Insurance Group, SPC (formerly Pennbanks Insurance Company, SPC), Church Capital Management LLC, Bainbridge Securities, Inc., Lancaster Insurance Group, LLC and Sterling Mortgage Services, Inc. (inactive). The consolidated financial statements also include: Town & Country Leasing, LLC (Town & Country), Sterling Financial Trust Company, Equipment Finance, LLC (EFI) and Sterling Community Development Corporation, LLC, which are all wholly owned subsidiaries of BLC Bank, N.A. On May 25, 2007, BLC Bank, N.A. was formed by the merger of Bank of Lancaster County, N.A., Bank of Hanover, Bay First Bank, and Pennsylvania State Bank. These insured depository institutions were wholly owned subsidiaries of Sterling prior to their merger on May 25, 2007. All significant intercompany balances and transactions have been eliminated in consolidation.

In December 2006, Sterling completed the divestiture of Corporate Healthcare Strategies, LLC, Professional Services Group and various insurance assets of its personal property and casualty insurance agency, Lancaster Insurance Group, LLC. The results of operations of the divested businesses have been reclassified as discontinued operations. These reclassifications had no effect on net income or stockholders’ equity. Unless otherwise noted, the remaining discussion and tabular data relate only to Sterling’s continuing operations.

Restatement — The financial statements for the year ended 2006, including opening retained earnings as of January 1, 2006, have been restated to give effect to the EFI Matter. The impact of the restatement was a reduction of January 1, 2006 opening retained earnings of $162.0 million. See Note 2, Restatement of Consolidated Financial Statements for further information on the effect on the 2006 financial statements.

Use of Estimates — In preparing consolidated financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Business — Sterling, through its subsidiaries, provides a full range of financial services to individual and corporate customers located in south central Pennsylvania, northern Maryland and northern Delaware. Town & Country provides financing to customers generally located within a one hundred mile radius of Lancaster, Pennsylvania, although they have assets located in all 50 states. Additionally, Sterling’s Equipment Finance, LLC subsidiary, finances forestry and land clearing equipment to customers primarily located in the southeastern United States.

Concentration of Credit Risk — Sterling operates primarily in its defined market area and, accordingly, the banks have extended credit primarily to commercial entities and individuals in this area whose ability to honor their contracts is influenced by the region’s economy. Sterling is limited (by banking regulatory authorities) in extending credit established by bank regulatory authorities by legal lending limits to any single group of borrowers.

Cash and Cash Equivalents — For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks and federal funds sold, generally which mature in one day.

Interest-bearing Deposits in Banks — Interest-bearing deposits in banks mature within one year and are carried at cost.

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

Securities — Debt securities that management has the positive intent and ability to hold to maturity are classified as “held-to-maturity” and recorded at amortized cost. Securities not classified as held-to-maturity, including marketable equity securities with readily determinable fair values, are classified as “available-for-sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Non-marketable equity securities consist of Federal Reserve Bank stock, Federal Home Loan Bank stock, and Atlantic Central Bankers Bank stock and are carried at cost.

Purchase premiums and discounts are recognized in interest income using the interest method over terms of the securities using the interest method. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings in the period that management concludes that other-than-temporary impairment occurs. Sterling uses various indicators in determining whether a security is other-than-temporarily impaired, including, for equity securities, if the market value is below its cost for an extended period of time, generally six months, or for debt securities, when it is probable that the contractual interest and principal will not be collected or Sterling does not have the intent and ability to hold the securities to maturity.

Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Mortgage Loans Held for Sale — Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans — Sterling grants mortgage, commercial and consumer loans and leasing alternatives to customers. The ability of Sterling’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in the market area.

Loans that management has the intent and ability to hold until maturity or pay-off are reported at their outstanding principal balance adjusted for charge-offs, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance.

Lease contracts which meet the appropriate criteria specified in Statement of Financial Accounting Standards No. 13, Accounting for Leases, are classified as direct finance leases. Direct finance leases are recorded upon acceptance of the equipment by the customer. Unearned lease income represents the excess of the gross lease investment over the cost of the leased equipment, which is recognized over the lease term at a constant rate of return on the net investment in the lease.

Loan and lease origination fees and loan origination costs are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on loans is generally discontinued at the time the loan is 90 days delinquent, unless, the loan is well secured and in the process of collection. Loans (except EFI finance receivables) are placed on nonaccrual status or charged-off at an earlier date if collection of principal or interest is considered doubtful. When management places a loan on nonaccrual status, it reverses unpaid interest credited to income in the current year, and charges unpaid interest accrued in prior years to the allowance for loan losses. Any cash on these loans is applied first to reduce the carrying value of the loan or, if principal is considered fully collectible, recognized as interest income until qualifying for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. EFI finance receivables are placed on non-accrual status at 90 days past due.

Allowance for Loan Losses — Sterling maintains the allowance for loan losses at a level believed adequate by management to absorb probable losses inherent in the loan portfolio. It is established and maintained through a provision for loan losses charged to earnings. Quarterly, Sterling utilizes a defined

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

methodology in determining the adequacy of the allowance for loan losses, which considers specific credit reviews, past loan loss historical experience, and qualitative factors.

Loans other than EFI — Management assigns internal risk ratings to all commercial relationships with aggregate borrowings or commitments to extend credit in excess of specified limits as dictated by internal credit policies. Utilizing migration analysis for the previous eight quarters, management develops a loss factor, which it then uses to estimate losses on impaired loans and potential problem loans. When management finds loans with uncertain collectibility of principal and interest, it places those loans on the “problem list,” and evaluates them on a quarterly basis in order to estimate potential losses. Management’s analysis considers adverse situations that may affect the borrower’s ability to repay, estimated value of underlying collateral, and prevailing market conditions. If management determines that a specific reserve allocation is not required, it assigns a general loss factor based on historical performance to determine the reserve necessary for each loan. For homogeneous loan types, such as consumer and residential mortgage loans, management bases the general loss factor on the average loss ratio for the previous two years for each specific loan pool adjusted for current conditions, including trends in delinquency levels, trends in non-performing and potential problem loans, trends in composition, volume and terms of loans, effects of changes in lending policies or underwriting procedures, experience, ability and depth of management, national and local economic conditions, concentrations in lending activities, and other factors that management may deem appropriate.

A loan is considered impaired when, based on current information and events, it is probable that Sterling will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

EFI Finance Receivables — In determining the allowance for loan loss for the EFI portfolio, management considered, for each finance receivable with a range of delinquency between current and 119 days past due, the delinquency status, timing and frequency of payments, and information obtained from visits with the customer and observations of the collateral. All finance receivables within a customer relationship delinquent 120 days or more are charged-off to zero irrespective of potential collateral value or potential future cash recovery due to the significant uncertainty regarding the timing or amount of such recoveries. Any related subsequent cash receipts arising from customer payments, liquidation of collateral or contract insurance proceeds are recognized as recoveries.

Management determines the unallocated portion of the allowance for loan losses based on the following criteria: risk of error in the specific and general reserve allocations; other potential exposure in the loan portfolio; variances in management’s assessment of national and local economic conditions; and other internal or external factors that management believes appropriate at that time.

Management believes the above methodology accurately reflects losses inherent in the portfolio. Management charges actual losses to the allowance for loan losses. Management periodically updates the methodology discussed above, which reduces the difference between actual losses and estimated losses.

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

Servicing — Servicing assets are recognized as separate assets when rights are retained through the sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rate and terms. Fair value is determined based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for individual stratum, to the extent the fair value is less than the capitalized amount for the stratum.

Credit Related Financial Instruments — In the ordinary course of business, Sterling has entered into commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

Derivative Financial Instruments — As part of Sterling’s asset/liability management strategies, it uses interest rate contracts, which include swaps, cap, and floor agreements, to hedge various exposures or to modify interest rate characteristics of various balance sheet accounts. Derivatives that are used as part of the asset/liability management process are linked to specific assets or liabilities and have high correlation between the contract and the underlying item being hedged, both at inception and throughout the hedge period. Sterling formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking each hedge transaction.

Sterling offers interest rate contracts to its customers, including interest rate caps and swap agreements. This portfolio is actively managed and offset with contracts with third-party counterparties that have identical terms.

Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, (Statement 133) as amended, requires all derivative instruments to be carried at fair value on the balance sheet. Statement 133 provides special hedge accounting provisions, which permit the change in fair value of the hedged item related to risk being hedged to be recognized in earnings in the same period and in the same income statement line as the change in fair value of the derivative.

Sterling’s derivatives consist of cash flow hedges, which are designed to mitigate exposures to variability in expected cash flows. Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheet as either a freestanding asset or liability, with a corresponding offset recorded in other comprehensive income within stockholders’ equity, net of tax. Amounts are reclassified from other comprehensive income to the income statement in the period or periods the hedged transaction affects earnings. Under the cash flow hedge method, derivative gains and losses not effective in hedging the change in expected cash flows of the hedged item are recognized immediately in income in the interest income or expense line. At the hedge’s inception and at least quarterly thereafter, an assessment is performed to determine whether changes in the cash flows of the derivative instruments have been highly effective in offsetting changes in the cash flows of the hedged items and whether they are expected to be highly effective in the future. If it is determined that a derivative instrument has not been or will not continue to be highly effective as a hedge, hedge accounting is discontinued prospectively.

Foreclosed Assets — Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at the lower of fair value or carrying value at the date of foreclosure. Any initial charge necessary is reflected as a charge to the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenues and expenses from operations and changes in the valuation allowance are included in other non-interest expenses.

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

Premises and Equipment — Land is carried at cost. Buildings, furniture, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation is computed primarily on the straight-line method over the estimated useful lives of the asset.

Assets Held for Operating Leases — Leases that do not meet the criteria of direct finance leases are accounted for as operating leases. Leased equipment is recorded at cost and depreciated over the lease term, to the estimated residual value at the expiration of the lease term, generally on a straight-line basis. Sterling periodically reviews estimated net realizable values and records losses in current earnings if the estimated residual balance indicates impairment.

Goodwill — Goodwill represents the excess of the cost of an acquisition over the fair value of the tangible and identifiable intangible assets acquired. Sterling segments goodwill into two different categories, goodwill associated with business acquisitions and goodwill associated with branch purchases, and it is included in the reporting segment based on the specific business acquired within those segments. As a result of the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, (Statement 142) business acquisition goodwill is no longer ratably amortized into the income statement over an estimated life, but rather is tested at least annually for impairment. Consistent with the provisions of Statement No. 147, Acquisitions of Certain Financial Institutions — an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9, Sterling continues to amortize its branch purchase goodwill over a twenty-year period.

Intangible Assets — Intangible assets represent purchased assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights. Sterling’s intangible assets have finite lives and are amortized over their estimated useful lives. Intangible assets are also subject to impairment testing when an indication of impairment exists.

Income Taxes — Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Sterling has various state and federal net operating loss carry backs and carry forwards. Sterling evaluates the likelihood that it will be able to use the loss carry-forwards in the future and, to the extent necessary, will make a valuation allowance for the portion deemed not realizable. At September 30, 2007, Sterling believes it will realize its carry backs and have sufficient future taxable income to utilize its federal loss carryforwards and therefore did not record any valuation allowance. Sterling does not believe that it will be able to fully utilize its state loss carry-forwards and therefore has provided a valuation allowance for a portion of the related deferred tax asset.

Advertising — Sterling expenses advertising costs as incurred. The expenses for the nine months ended September 30, 2007 were $1.7 million, and for the year ended December 31, 2006, was $2.5 million.

Revenue Recognition — Non-interest income is generally recognized as earned over the related service period.

Stock Compensation Plan — In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123R, Share-Based Payment, (Statement 123R). Statement 123R addresses the accounting for share-based payments to employees, including grants of employee stock options. Under the new standard, companies are no longer able to account for share-based compensation transactions using the intrinsic method in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees. Instead, companies are required to account for such transactions using a fair-value

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

method and recognize the expense in the consolidated statement of income. Statement 123R was effective for periods beginning after June 15, 2005. Sterling adopted Statement 123R on January 1, 2006.

Under Statement 123R, Sterling must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. The permitted transition methods include either retrospective or prospective adoption. Under the retrospective method, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options at the beginning of the first quarter of adoption of Statement 123R, while the retrospective method would record compensation expense for all unvested stock options beginning with the first period presented. Sterling has adopted the prospective method.

Earnings Per Share — Basic earnings per share represent income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if potential dilutive common shares had been issued. Potential common shares that may be issued by Sterling used in the dilutive per share calculation consist solely of outstanding stock options and are determined using the treasury stock method.

Earnings per common share have been computed based on the following:

	Nine Months	Twelve Months
	Ended,	Ended,
	September 30, 2007	December 31, 2006

Net (loss) income from continuing operations available to stockholders	$(7,494)	$1,784
Net loss from discontinued operations available to stockholders	—	(5,130)

Net income available to stockholders	$(7,494)	$(3,346)

Average number of shares outstanding	29,511,121	29,029,400
Effect of dilutive stock options	198,393	406,800

Average number of shares outstanding used to calculate diluted earnings per common share	29,709,514	29,436,200

Per share information:
Basic earnings per share
Continuing operations	$(0.25)	$0.06
Discontinued operations	—	(0.17)

Net income	$(0.25)	$(0.11)
Diluted earnings per share
Continuing operations	$(0.25)	$0.06
Discontinued operations	—	(0.17)

Net income	$(0.25)	$(0.11)

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

Comprehensive Income — Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, interest rate derivatives and unrecognized postretirement benefit costs are reported as separate components of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. The components of other comprehensive income and related tax effects are as follows:

	Nine Months	Twelve Months
	Ended,	Ended,
	September 30,	December 31,
	2007	2006

Net income (loss) from continuing operations	$(7,494)	$1,784
Net loss from discontinued operations	—	(5,130)
Other comprehensive loss, net of tax expense (benefit):
Change in unrealized holding gains on available-for-sale securities	(455)	(124)
Tax effect	115	72
Reclassification adjustment for gains included in net income	(3,831)	(1,485)
Tax effect	1,340	520
Change in unrealized gains (losses) on derivatives used in cash flow hedging transactions	492	116
Tax effect	(172)	(41)
Change in unrecognized postretirement benefit cost	26	(529)
Tax effect	(9)	185

	(2,494)	(1,286)

Comprehensive income	$(9,988)	$(4,632)

The ending accumulated balances for each item included in accumulated other comprehensive income, net of related income taxes, were as follows:

	Nine Months	Twelve Months
	Ended,	Ended,
	September 30,	December 31,
	2007	2006

Accumulated unrealized gains on securities available-for-sale	$851	$3,682
Accumulated unrealized losses on derivatives used in cash flow hedging transactions	(262)	(582)
Accumulated unrecognized postretirement benefit cost	(327)	(344)

	$262	$2,756

Recent Accounting Pronouncements — In February 2006, the Financial Accounting Standards Board (FASB) issued Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments (Statement 155). Statement 155 amends FASB Statements No. 133 and 140, and improves the financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exemptions and provides a means to simplify the accounting for these instruments. Specifically, Statement 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. Statement 155 is effective for all financial instruments acquired or issued after the beginning of an

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

entity’s first fiscal year that begins after September 15, 2006. Upon adoption on January 1, 2007, Statement 155 did not impact results of operations and financial condition.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, Accounting for Servicing of Financial Assets (Statement 156). This statement amends Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (Statement 140), to permit entities to choose to either subsequently measure servicing rights at fair value and report changes in fair value in earnings, or amortize servicing rights in proportion to and over the estimated net servicing income or loss and, assess the rights for impairment or the need for an increased obligation. Statement 156 is effective for separately recognized servicing assets and liabilities acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Upon adoption on January 1, 2007, Statement 156 did not impact results of operation and financial condition.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (Statement 157), which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. Statement 157 applies to other accounting pronouncements that require or permit fair value measurements. Upon adoption on January 1, 2008, Statement 157 did not materially impact Sterling’s results of operations and financial condition.

On September 29, 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (Statement 158), which amends Statement No. 87 and Statement No. 106 to require recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under Statement 158, gains and losses, prior service costs and credits, and any remaining transition amounts under Statement No. 87 and Statement No. 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. The measurement date, the date at which the benefit obligation and plan assets are measured, is required to be the company’s fiscal year end. Statement 158 is effective for publicly-held companies for fiscal years ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. On December 31, 2006, Sterling adopted certain provisions of Statement 158 which resulted in the recognition of the funded status of its pension and postretirement plans as a liability on the Consolidated Balance Sheet, and the recognition of unrecognized actuarial gains/losses, and prior service costs totaling $344,000 as a separate component of accumulated other comprehensive income, net of tax. Refer to Note 18 for further discussion of Sterling’s pension and postretirement plans.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115 (Statement 159). Statement 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. Management does not anticipate that Statement 159 will materially impact results of operation and financial condition, upon adoption on January 1, 2008.

Note 2 —	Restatement of the Consolidated Financial Statements

The consolidated balance sheet as of December 31, 2006 and the related consolidated statements of operations, stockholders’ equity and comprehensive income and cash flows for the year then ended have been restated. The restatement was to correct the financial statements for fraudulent activities that were identified in April 2007 at its wholly owned subsidiary, Equipment Finance, LLC (EFI).

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

Background

In April 2007, Sterling management received information suggesting that there were irregularities related to certain financing contracts in its forestry commercial financing subsidiary, EFI (which we refer to as the “EFI Matter”). Upon notification, Sterling’s audit committee retained independent legal counsel, Stradley Ronon Stevens & Young, LLP (which we refer to as “Stradley Ronon”), and forensic accountants, KPMG LLP (we refer to Stradley Ronon and KPMG collectively as the “investigators”) to perform an independent investigation (which we refer to as the “investigation”) related to the information received. On April 30, 2007, Sterling announced that its previously issued financial statements and all earnings press releases and similar communications issued by Sterling for fiscal periods commencing on or after January 1, 2004, should no longer be relied upon in light of these irregularities. On May 24, 2007, Sterling announced that based on preliminary results of the investigation, Sterling expected to record a cumulative after-tax charge of approximately $145.0 million to $165.0 million. As announced in November 2007 and as a result of the investigation and further analysis by Sterling, this amount was increased to approximately $200.0 million. These charges related to misconduct that existed at least since Sterling acquired EFI in 2002 and therefore impacted all financial statements filed from 2002 through 2006.

The investigators concluded that two of EFI’s senior officers, its chief operating officer, and its executive vice president, with the assistance of a number of other EFI employees, certain customers, and other third parties, perpetuated a fraud scheme that subverted virtually every aspect of EFI’s loan process, including its internal controls. The investigators concluded that these employees colluded to create fictitious loans, misapply cash receipts, and underwrite contracts to third parties that did not have the financial wherewithal to repay the loan, and used various deceptive methods to conceal credit delinquencies, non-accrual finance receivables, repossession information, and other loan quality monitoring statistics in order to deceive Sterling management and other parties utilizing such information to evaluate the performance of EFI. The investigators concluded that a significant amount of EFI finance receivables were in a significant non-performing status and subject to charge-off or were completely invalid.

The investigators reported that there was no evidence that any member of Sterling management or any non-EFI personnel of Sterling or its affiliates participated in or had any knowledge of the scheme.

Impact of the EFI Matter on the Financial Statements

The financial statements included herein have been restated to reflect the results of the investigation and Sterling’s analysis of the effect of the EFI Matter on the consolidated financial statements. Sterling recorded an adjustment to January 1, 2006 retained earnings of $162.0 million, including a $17.2 million goodwill impairment, to reflect the after-tax impact of the irregularities that occurred prior to 2006. The following table summarizes the effects of the restatement to both the December 31, 2006 consolidated balance sheet and the 2006 consolidated statement of operations:

		December 31,	Adjustments
		2006, as	Related to	Adjustments	December 31,
		Originally	Activity Prior to	Related to	2006,
	Ref.	Reported	January 1, 2006	2006 Activity	(Restated)
	(Dollars in thousands)

Assets
Cash and due from banks	A	$86,472	$(441)	$1,652	$87,683
Federal funds sold		61,017	—	—	61,017

Cash and cash equivalents		147,489	(441)	1,652	148,700
Interest-bearing deposits in banks		6,339	—	—	6,339
Short-term investments		3,119	—	—	3,119
Mortgage loans held for sale		4,136	—	—	4,136

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

		December 31,	Adjustments
		2006, as	Related to	Adjustments	December 31,
		Originally	Activity Prior to	Related to	2006,
	Ref.	Reported	January 1, 2006	2006 Activity	(Restated)
	(Dollars in thousands)

Securities held-to-maturity (fair value 2006 — $21,644)		21,530	—	—	21,530
Securities available-for-sale		460,016	—	—	460,016
Loans, net of unearned income	B	2,360,526	(222,578)	(59,327)	2,078,621
Allowance for loan losses	B	(23,427)	(1,082)	1,992	(22,517)

Loans, net of allowance for loan losses		2,337,099	(223,660)	(57,335)	2,056,104
Premises and equipment, net		48,987	—	—	48,987
Assets held for operating lease, net	C	89,120	(123)	(37)	88,960
Other real estate owned		45	—	—	45
Goodwill	D	88,670	(17,219)	—	71,451
Intangible assets		6,312	—	—	6,312
Mortgage servicing rights		3,177	—	—	3,177
Accrued interest receivable		13,979	—	—	13,979
Refund for previously paid taxes	E	8,066	31,997	12,351	52,414
Deferred tax assets	F	—	40,473	8,562	49,035
Bank owned life insurance		5,149	—	—	5,149
Other assets	F	36,602	697	70	37,369

Total assets		$3,279,835	$(168,276)	(34,737)	$3,076,822

Liabilities
Deposits:
Non-interest-bearing		$311,881	$—	$—	$311,881
Now and money market		884,893	—	—	884,893
Savings		266,583	—	—	266,583
Time		1,152,555	—	—	1,152,555

Total deposits		2,615,912	—	—	2,615,912

Short-term borrowings		78,833	—	—	78,833
Long-term debt		117,207	—	—	117,207
Subordinated debentures		87,630	—	—	87,630
Accrued interest payable	A	10,332	—	—	10,332
Other liabilities	G	39,336	(6,262)	5,061	38,135

Total liabilities		$2,949,250	$(6,262)	5,061	$2,948,049

Stockholders’ equity
Preferred stock, no par value, 10.0 million shares authorized; no shares issued and outstanding		—	—	—	—
Common stock — $5.00 par value, 70.0 million shares authorized; issued: 2006 — 29.7 million shares		148,642	—	—	148,642
Capital surplus		88,279	—	—	88,279
Retained earnings/accumulated deficit		92,404	(162,014)	(39,798)	(109,408)
Accumulated other comprehensive income		2,756	—	—	2,756
Common stock in treasury, at cost (2006 — 64,000 shares)		(1,496)	—	—	(1,496)

Total stockholders’ equity	H	330,585	(162,014)	(39,798)	128,773

Total liabilities and stockholders’ equity		$3,279,835	$(168,276)	(34,737)	$3,076,822

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

		For the Twelve		For the Twelve
		Months Ended,	Adjustments	Months Ended,
		December 31,	Related to	December 31,
		2006 as Originally	Activity	2006
	Ref	reported	During 2006	(Restated)
	(Dollars in thousands, except per share data)

Interest and dividend income
Loans, including fees		$182,806	$(43,649)	$139,157
Debt securities:
Taxable		10,626	—	10,626
Tax-exempt		10,089	—	10,089
Dividends		817	—	817
Federal funds sold		887	—	887
Short-term investments		315	—	315

Total interest and dividend income		205,540	(43,649)	161,891

Interest expense
Deposits		65,526	—	65,526
Short-term borrowings		5,741	—	5,741
Long-term debt		6,462	—	6,462
Subordinated debentures		5,766	—	5,766

Total interest expense		83,495	—	83,495

Net interest income		122,045	(43,649)	78,396

Provision for loan losses	B	5,171	12,448	17,619

Net interest income after provision for loan losses		116,874	(56,097)	60,777

Non-interest income
Trust and investment management income		9,928	—	9,928
Service charges on deposit accounts		9,130	—	9,130
Other service charges, commissions and fees		5,481	—	5,481
Brokerage fees and commissions		3,087	—	3,087
Mortgage banking income		1,930	—	1,930
Rental income on operating leases	C	32,306	(37)	32,269
Other operating income	C	5,808	(904)	4,904
Securities gains, net		1,485	—	1,485

Total non-interest income		69,155	(941)	68,214

Non-interest expenses
Salaries and employee benefits	C	57,847	(161)	57,686
Net occupancy		6,661	—	6,661
Furniture and equipment		8,042	—	8,042
Professional services		3,940	—	3,940
Depreciation on operating lease assets		26,459	—	26,459
Taxes other than income	F	2,838	(521)	2,317
Intangible asset amortization		1,428	—	1,428
Other EFI losses	G	—	6,386	6,386
Other		19,425	—	19,425

Total non-interest expenses		126,640	5,704	132,344

Income before income taxes		59,389	(62,742)	(3,353)
Income tax (benefit) expenses		17,807	(22,944)	(5,137)

Net income from continuing operations		41,582	(39,798)	1,784
Discontinued operations, net of taxes of $(2,723)		(5,130)	—	(5,130)

Net income		$36,452	$(39,798)	$(3,346)

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

		For the Twelve
		Months Ended,		For the Twelve
		December 31, 2006	Adjustments	Months Ended,
		as Originally	Activity During	December 31, 2006
	Ref	Reported	2006	(Restated)
	(Dollars in thousands, except per share data)

Per share information:
Basic earnings per share:
Continuing operations		$1.43	$(1.37)	$0.06
Discontinued operations		(0.17)	—	(0.17)

Net income	I	$1.26	$(1.37)	$(0.11)

Diluted earnings per share:
Continuing operations		$1.41	$(1.35)	$0.06
Discontinued operations		(0.17)	—	(0.17)

Net income	I	$1.24	$(1.35)	$(0.11)

Dividends declared		$0.580	$—	$0.580

Notes to Restated Financial Statements

A. Cash and Due From Banks — Reflects adjustments to timing of cash receipts and cash disbursements.

B. Finance Receivables Outstanding and Related Interest Income, and the Allowance for Loan Losses

Validity of Finance Receivables

Management, building on the initial analysis done by the investigators, performed an analysis on the current and historical EFI loan portfolio to determine the validity of each individual loan contract. This analysis included all or some of the following procedures:

•	Analyzed information relevant to the loan contract, including UCC filings, proof of insurance, customer correspondence, loan accounting system records;

•	Determined whether a loan proceeds check was disbursed to an unrelated third party such as an equipment dealer;

•	Attempted to confirm the existence of the contract with the customer as well as determine customer relationships;

•	Reconstructed the historical cash receipt detail for customer relationships;

•	Performed customer visits to confirm the existence of collateral and evaluate its condition.

For each loan outstanding, management made a subjective determination whether each agreement was valid or invalid based on the completeness and the quality of the records reviewed. Loans determined to be invalid were either included within the January 1, 2006 adjustment to retained earnings if originated prior to 2006 or written off as fraud losses within Other EFI Losses on the consolidated statement of operations if they were originated in 2006.

For loans determined to be valid, management evaluated if the loan was performing in accordance with its contractual terms. Management determined that certain loans previously reflected in the EFI accounting records as paying according to their contractual terms were actually significantly delinquent, and in most cases

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

over 120 days past due. These past due relationships were charged off to the allowance for loan loss as a credit loss. Management attempted to determine a range of liquidation values for the collateral underlying each non-performing valid loan and also to estimate the amount of potential future cash payments that could be received for these past due loans. However, given the age of the delinquencies and the status of management’s collection and repossession efforts, management cannot with any certainty estimate a range of recovery through cash collection or repossession, and therefore has not included any estimate of such amount in the carrying value of the EFI finance receivables balance.

The result of management’s evaluation is a reduction to the January 1, 2006 and December 31, 2006 finance receivable balances of $222.6 million and $59.3 million respectively, to the originally reported amounts.

Allowance for Loan Losses

Management established a reserve for finance receivables that are current to 119 days past due based on its evaluation of delinquency status, timing and frequency of payments, and information obtained from customer field visits.

As part of management’s evaluation of the factors used to make a subjective judgment as to the validity of the EFI receivables, management learned that customers often had multiple contracts with EFI in various names of companies or DBA’s. Once the full “customer relationships” were identified, Sterling’s allowance for loan losses accounting policy, developed in conjunction with BLC Bank’s primary banking regulator, required that as soon as the first loan within the broader customer relationship migrated to 120 days past due, all contracts within that customer relationship were to be charged down to a zero value against the allowance for loan loss, regardless of whether cash has been received after the date of charge off and regardless of management’s estimate of recovery that may occur through repossession and subsequent liquidation of collateral.

Any cash received related to charged off loans either from the borrower, or through liquidation of collateral, is reflected as a recovery in the allowance for loan loss.

During 2006, total charge offs were adjusted $28.9 million from $4.1 million to $33.0 million for finance receivables that either migrated to over 120 days past due during 2006, or loans newly originated during 2006 to customers considered non-performing prior to the date of origination.

Management was required to make subjective judgments and assumptions in order to form its conclusion regarding the validity of a receivable and its decision as to the period in which to charge off a finance receivable outstanding. These financial statements were prepared using these best judgments and assumptions because management believes they most accurately reflect the activities of EFI during 2006.

The following reflects the rollforward of the allowance for loan loss from the period January 1, 2006 through December 31, 2006:

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

	As
	Originally
	Reported	Adjustments	Restated

Balance at January 1, 2006	$21,003	$1,082	$22,085
Allowance acquired in acquisition	535	—	535
Loans charged-off	(4,048)	(28,928)	(32,976)
Recoveries related to previously charged off loans	766	14,488	15,254
Provision for loan loss	5,171	12,448	17,619

Balance at December 31, 2006	$23,427	$(910)	$22,517

Sterling increased its provision for loan losses by $12.4 million to $17.6 million during 2006 to reflect the increased charge-off activity within the EFI portfolio at each balance sheet date, and to provide for the additional charge off of finance receivables described above. Recoveries increased $14.5 million in 2006 due to cash received on finance receivables previously charged off.

Management expects that there may be a level of repossession and liquidation of collateral that will provide future recoveries to Sterling. Additionally, management continues to work with customers who have aged receivables outstanding to restructure their contracts and establish a payment plan. Management is also evaluating the ability to repossess equipment and liquidate the repossessions as an additional source of collection. Management cannot predict the timeframe in which the cash may be collected or the amount of cash that it might receive as a result of these efforts.

Interest income, deferred fees, and late charges were reduced in 2006 by $43.6 million as a result of interest income previously recognized on finance receivables that management charged off.

C. Other Operating Income — Reflects adjustments to costs and fees originally deferred on certain operating leases and deferral of previously recorded gains on sales of EFI receivables as explained in more detail in Other Liabilities below.

D. Goodwill — As part of its process to restate its historical financial statements due to the EFI Matter, Sterling wrote off 100%, or $17.2 million, of the goodwill associated with EFI as part of the January 1, 2006 retained earnings adjustment because management determined that the goodwill was impaired prior to that date.

E. Refund for Previously Paid Taxes — Refund for previously paid taxes increased $44.3 million due to Sterling’s intention to file amended returns for refunds for prior taxes paid due to the additional losses recorded related to the EFI Matter.

F. Deferred Tax Assets and Other Assets — Deferred tax assets increased by $49.0 million at December 31, 2006 due to the net operating loss carryforward created by the losses incurred on the charge-off of finance receivables and temporary differences between the timing of charge-offs for tax purposes versus the timing of charge-offs for book purposes. See Note 15, Income Taxes, for more information regarding Sterling’s deferred tax assets. Other assets increased $767,000 primarily due to a receivable for overpayment of capital stock tax.

G. Other Liabilities — Throughout 2005 and 2006, Sterling sold $38.6 million of EFI finance receivables to third parties in the form of whole-loan sales contracts. These sales were accounted for as transfers at the time of the transaction under Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (Statement 140). As part of the process to evaluate the validity of the EFI receivables, as described above, management identified $598,000 and $180,000 of finance receivables sold in 2006 and 2007 which were deemed to have underlying fictitious contracts (“invalid

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

contracts”). Management treated these contracts as financing transactions rather than sales in the restated financial statements. In addition, management identified $4.7 million of finance receivables where breaches of servicing responsibilities may have occurred (“potentially breached contracts”). As a result, Sterling indemnified the third parties for those contracts. For those receivables, management recorded a liability to third parties in the restated financial statements at the point where the purported breach occurred. The expense associated with these invalid contracts and potentially breached contracts are both recorded within Other EFI Loss on the consolidated statement of operations. There were $4.1 million and $2.3 million recorded within Other Liabilities in the statement of financial condition at December 31, 2006 and September 30, 2007, respectively, related to these liabilities to third parties. Any cash received from the customer after the date in which it was expensed as a loss is reflected as an adjustment to Other EFI Loss within the consolidated statement of operations.

As discussed in Note 16, Commitments and Contingencies, civil litigation has been threatened and filed against EFI and Sterling for claims arising from the sale of finance receivables to third parties. Management cannot assess the probability as to the likelihood of a loss being incurred and therefore has not accrued an estimate of any loss due to these claims. For certain transfers of receivables where management determined it was not practicable to estimate the amount of liability, if any, due under the indemnification provisions of the master assignment agreement, management deferred recognition of the gain associated with these transfers as required by paragraph 71 of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (Statement 140). As of December 31, 2006 and September 30, 2007, the amount deferred totaled $5.6 million and $6.7 million, respectively, and is reflected within other liabilities and deferred gains on the statement of financial condition. Adjustments to these amounts occur as payments are made to the third parties as required by the master assignment agreements, and are reflected as recoveries through the allowance for loan losses.

Offsetting the adjustments noted above, the losses related to the EFI Matter changed the company’s tax position from a deferred tax liability position to a deferred tax asset position. Due to the change in the deferred tax position, the company reclassed $9.3 million from a deferred tax liability to net against deferred tax assets as of January 1, 2006.

H. Total Stockholders’ Equity — Retained earnings decreased $201.8 million as of December 31, 2006 due to $162.0 million of adjustments made to opening January 1, 2006 stockholders’ equity, and an additional $39.8 million of additional losses incurred during 2006, all related to the EFI Matter. On a per share basis, basic earnings per share and diluted earnings per share for the twelve months ended December 31, 2006 reflect additional losses of $1.37 and $1.35, respectively.

Note 3 —	Agreement and Plan of Merger with The PNC Financial Services Group, Inc.

On July 19, 2007, Sterling entered into a definitive Agreement and Plan of Merger (the Merger Agreement) with The PNC Financial Services Group, Inc. (PNC) pursuant to which PNC will acquire Sterling in a stock and cash transaction valued at approximately $565 million, based on PNC’s closing price of $73.87 on July 17, 2007. Under the terms of the Merger Agreement and subject to the election and adjustment procedures described in the proxy statement/prospectus, a Sterling shareholder will be entitled to receive, for each share of common stock held by such shareholder at the time of the merger, consideration, without interest, with a value equal to the sum of (i) 0.1543 multiplied by the average closing price of PNC common stock on the New York Stock Exchange during the five trading days ending the day before the completion of the merger and (ii) $7.60. As explained in more detail in the proxy statement/prospectus, the value of the consideration a Sterling shareholder will receive as of the completion date of the merger will be based on the average pre-closing PNC trading price.

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

The Merger Agreement between PNC and Sterling contemplates a merger whereby Sterling will be merged with and into PNC with PNC surviving the merger. Sterling’s bank subsidiaries have also entered into agreements whereby Sterling’s subsidiary banks will be merged with and into subsidiary banks of PNC following the effective time of the merger. Upon effectiveness of the merger, each Sterling shareholder will be entitled to elect to receive the merger consideration in shares of PNC common stock, in cash, or both subject to election, allocation and proration procedures as provided for in the Merger Agreement.

The Merger Agreement has been approved by the boards of directors of both Sterling and PNC. The merger is subject to Sterling’s shareholders approving the merger, regulatory approvals and other customary closing conditions. In addition, certain Sterling executives entered into employment agreements with PNC, which will become effective upon completion of the merger. The companies anticipate completing the transaction in the first half of 2008.

Note 4 —	Acquisitions and Divestitures

During 2006, management monitored certain trends in the business activities of its insurance services segment, which was primarily comprised of the activity of Corporate Healthcare Strategies, LLC (which we refer to as “CHS”). This evaluation included:

•	Monitoring the impact, if any, that a change in a key small group health insurance carrier would have on longer term customer retention and the related impact on long term commission growth of the insurance segment;

•	Determining how an industry-wide shift from self funded to fully insured health plans experienced during 2006 would impact our long term revenue projections on our wholesale stop-loss product line; and

•	Determining the impact of macro-trends in the insurance market due to changes in the business practices of certain major insurance providers in our markets.

In addition to these trends, in the third quarter of 2006, management had an early indication of lower premium renewals for the 2007 policy period. During the third quarter end closing process, management and the board of directors, made the determination that the above circumstances were expected to have a prolonged negative impact on the performance of Sterling’s insurance segment and therefore concluded that indicators of impairment existed.

Sterling performed a valuation of this reporting unit, which first included a valuation of its identifiable intangible assets under Statement 144, primarily a customer list intangible, which resulted in an approximate impairment loss of $1.4 million and then its goodwill, which resulted in an approximate loss of $6.6 million. The impairment charge of $8.0 million ($5.2 million, net of tax) was recorded in the income statement under non-interest expenses, as goodwill and intangible asset impairment at September 30, 2006 and then reclassed to discontinued operations as a result of the divestiture of CHS at the end of December 2006.

On December 31, 2006 Sterling divested three related lines of business associated with its insurance segment, Corporate Healthcare Strategies, LLC, Professional Services Group and certain insurance assets of its personal property and casualty insurance agency, Lancaster Insurance Group, LLC. Upon the sale of the above businesses, Sterling recorded a loss on disposal of $41,000, which was recorded in other operating income. Included in the lines of business sold were $4.7 million of goodwill and $2.3 million of intangible assets.

As a result of the divestiture of the above related lines of business, the insurance segment no longer meets the criteria as a reportable segment. All prior period results included herein have been reclassified to conform to the current presentation which displays the operating results of the divested businesses as discontinued operations. These reclassifications had no effect on net income or stockholders’ equity. Unless

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

otherwise noted, the remaining discussion and tabular data relate only to Sterling’s continuing operations. For further discussion see Note 24, Segment Reporting.

Following is a summary of the income and expense of Sterling’s discontinued operations:

Twelve Months Ended,
December 31,
2006

Interest income	$47
Interest expense	8
Non-interest income	6,193
Non-interest expense	14,085

Income before income taxes	(7,853)
Income taxes	(2,723)

Income from discontinued operations	$(5,130)

There was no activity during 2007 related to discontinued operations.

Bay Net Bank, N.A. — In October 2006, Sterling completed the acquisition of Bay Net Financial, Inc. and its wholly owned thrift subsidiary, Bay Net A Community Bank. At the date of acquisition, Bay Net Financial, Inc. was merged into Sterling, and Bay Net A Community Bank merged with Sterling’s wholly owned subsidiary First National Bank of North East. The resulting bank changed its name to “Bay First Bank, N.A.” as part of the bank merger. Sterling acquired Bay Net Financial, Inc. in order to enhance its banking franchise in Cecil, Harford and neighboring counties of Maryland.

In connection with this transaction, Sterling acquired all of the outstanding shares of Bay Net Financial, Inc. common stock for cash consideration of $8.6 million, shares of Sterling’s common stock valued at $12.8 million, and the exchange of stock options to Sterling’s options fair valued at $240,000.

In accordance with Statement No. 141, Business Combinations, Sterling used the purchase method of accounting to record this transaction. The purchase price allocation included $1.2 million to core deposit intangibles, which had a weighted average life of 7 years. The portion of the purchase price related to goodwill of $14.4 million was recorded in the banking segment in accordance with Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, as all of the assets and liabilities acquired are related to the banking reporting unit. The goodwill acquired in connection with Bay Net Financial, Inc. will not be amortized for tax purposes.

Note 5 —	Restrictions on Cash and Due from Banks

Sterling’s subsidiary banks are required to maintain reserves, in the form of cash and balances with the Federal Reserve Bank, against deposit liabilities. The average amount of these reserve balances for the nine months ended September 30, 2007 was approximately $22.8 million. Balances maintained at the Federal Reserve Bank are included in cash and due from banks.

Cash and cash equivalents increased to $318.5 million at September 30, 2007 versus $148.7 million at December 31, 2006. The increase in cash held at Sterling is due to the reduction in available “float” funding at the Federal Reserve, which had required Sterling to increase its cash on hand in order to timely meet customer needs. In addition, the increase reflects the buildup of cash resulting from Sterling’s liquidity plan as discussed in the Management’s Discussion and Analysis.

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

Note 6 —	Securities

The amortized cost and fair value of securities were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

As of September 30, 2007:
Available-for-sale:
U.S. Government agencies	$187,694	$322	$2,889	$185,127
State and political subdivisions	201,105	4,280	416	204,969
Mortgage-backed securities	20,322	171	183	20,310
Corporate securities	2,036	41	28	2,049

Subtotal	411,157	4,814	3,516	412,455
Equity securities	380	43	34	389

Total	$411,537	$4,857	$3,550	$412,844

Held-to-maturity:
U.S. Treasury securities	$106	$—	$—	$106
State and political subdivisions	6,751	51	—	6,802
Mortgage-backed securities	29	—	—	29
Corporate securities	117	—	—	117

Subtotal	7,003	51	—	7,054
Non-marketable equity securities	12,633	—	—	12,633

Total	$19,636	$51	$—	$19,687

As of December 31, 2006:
Available-for-sale:
U.S. Treasury securities	$805	$—	$—	$805
U.S. Government agencies	211,066	594	3,993	207,667
State and political subdivisions	207,831	5,546	376	213,001
Mortgage-backed securities	23,461	206	227	23,440
Corporate securities	8,356	56	15	8,397

Subtotal	451,519	6,402	4,611	453,310
Equity securities	2,903	3,803	—	6,706

Total	$454,422	$10,205	$4,611	$460,016

Held-to-maturity:
U.S. Treasury securities	$105	$—	$—	$105
State and political subdivisions	10,901	114	—	11,015
Mortgage-backed securities	39	—	—	39
Corporate securities	117	—	—	117

Subtotal	11,162	114	—	11,276
Non-marketable equity securities	10,368	—	—	10,368

Total	$21,530	$114	$—	$21,644

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

Non-marketable equity securities consist of Federal Reserve Bank stock, Federal Home Loan Bank stock and Atlantic Central Bankers Bank stock.

The amortized cost and fair value of securities at September 30, 2007, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities or call dates because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities		Securities
	Available-for-Sale		Held-to-Maturity
	Amortized		Amortized
	Cost	Fair Value	Cost	Fair Value

Due in one year or less	$10,294	$10,263	$1,856	$1,861
Due after one year through five years	152,133	150,274	4,861	4,901
Due in five years through ten years	129,118	130,704	255	261
Due after ten years	99,290	100,904	2	2

	390,835	392,145	6,974	7,025
Mortgage-backed securities	20,322	20,310	29	29

	$411,157	$412,455	$7,003	$7,054

The following tables present a breakdown by consecutive months of gross unrealized losses and fair value by investment category.

	Less Than 12 Months		12 Months or More		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

As of September 30, 2007:
Available-for-sale:
U.S. Treasury securities	$—	$—	$—	$—	$—	$—
U.S. Government agencies	14,375	81	131,261	2,808	145,636	2,889
State and political subdivisions	8,872	80	25,624	336	34,496	416
Mortgage-backed securities	949	5	7,752	178	8,701	183
Corporate securities	139	13	139	15	278	28

	24,335	179	164,776	3,337	189,111	3,516
Equity securities	201	34	—	—	201	34

Total	$24,536	$213	$164,776	$3,337	$189,312	$3,550

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

	Less Than 12 Months		12 Months or More		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

As of December 31, 2006:
Available-for-sale:
U.S. Treasury securities	$749	$—	$—	$—	$749	$—
U.S. Government agencies	15,015	29	130,561	3,964	145,576	3,993
State and political subdivisions	4,728	14	24,057	362	28,785	376
Mortgage-backed securities	911	3	9,392	224	10,303	227
Corporate securities	895	7	645	8	1,540	15

	22,298	53	164,655	4,558	186,953	4,611
Equity securities	—	—	—	—	—	—

Total	$22,298	$53	$164,655	$4,558	$186,953	$4,611

As of September 30, 2007, there were a total of 183 securities that were in an unrealized loss position, including 146 that have had an unrealized loss for more than 12 months.

Various indicators are used in determining whether a security is other-than-temporarily impaired, including equity securities, if the market value is below its cost for an extended period of time, or for debt securities, when it is probable that the contractual interest and principal will not be collected. Sterling reviews its securities for impairment at least quarterly, and as a result of this review, no impairment charges were recorded during the nine months ended September 30, 2007, $30,000 was recorded in the year ended December 31, 2006. The unrealized losses as of December 31, 2006 and September 30, 2007 are primarily attributable to changes in interest rates (i.e., increase in rates since the date of acquiring the debt security). Management does not believe any individual unrealized loss in the table above represents an other-than-temporary impairment and has the positive intent and ability to hold those securities to recovery.

Securities pledged to secure government and other public deposits, trust deposits, short-term borrowings and other balances as required or permitted by law were $301.8 million at September 30, 2007 and $313.6 million at December 31, 2006.

Proceeds from sales of securities available-for-sale were $9.6 million and $25.5 million for the nine-month period ended September 30, 2007, and year ended December 31, 2006, respectively. Gross gains of $3.8 million and $1.6 million were realized on these sales for the nine-month period ended September 30, 2007, and year ended December 31, 2006 respectively. Gross losses of $0 and $147,000 were recognized for the nine-month period ended September 30, 2007, and December 31, 2006, respectively.

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

Note 7 —	Loans

A summary of the balances of loans follows:

	September 30,	December 31,
	2007	2006

Commercial and agricultural	$523,318	$504,084
Commercial real estate	653,739	656,366
Financial institutions	16,424	16,375
Real estate — construction	188,910	173,824
Real estate — mortgage	99,326	101,946
Consumer	389,792	403,691
Forestry-related finance receivables (net of unearned income 2007 — $372; 2006 — $962)	1,853	5,110
Other finance receivables (net of unearned income 2007 — $12,965; 2006 — $12,927)	87,641	86,698
Lease financing receivables (net of unearned income 2007 — $18,814; 2006 — $17,391)	131,883	130,527

Total loans	$2,092,886	$2,078,621

Total loans include net unamortized deferred fees of $1.7 million as of September 30, 2007 and $2.0 million as of December 31, 2006.

Information concerning impaired loans is as follows:

	September 30,	December 31,
	2007	2006

Impaired loans with a valuation allowance	$7,739	$3,345
Impaired loans without a valuation allowance	—	—
Total impaired loans	7,739	3,345

Valuation allowance related to impaired loans	$1,001	$378

	September 30,	December 31,
	2007	2006

Average investment in impaired loans	$5,758	$4,408
Interest income recognized on impaired loans	—	—
Interest income recognized on a cash basis on impaired loans	—	—

The impaired loan balance consisted only of non-accrual loans at September 30, 2007 and December 31, 2006. In addition to impaired loans, Sterling had loans over 90 days past due, which were still accruing interest, of approximately $2.7 million and $500,000 at September 30, 2007 and December 31, 2006, respectively. There were no loans considered to be troubled debt restructurings at September 30, 2007 and December 31, 2006.

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

Changes in the allowance for loan losses are as follows:

	Nine Months	Twelve Months
	Ended,	Ended,
	September 30,	December 31,
	2007	2006

Balance at beginning of period	$22,517	$22,085
Allowance acquired in acquisition	—	535
Provisions for loan losses	7,083	17,619
Loans charged off	(14,978)	(32,976)
Recoveries of loans previously charged off	9,517	15,254

Balance at end of period	$24,139	$22,517

Loans serviced for others are not included in the accompanying Consolidated Balance Sheets. The unpaid principal of mortgage loans serviced for others was $493.5 million and $507.1 million at September 30, 2007 and December 31, 2006, respectively. Additionally, finance receivables and leases serviced for others were $66.0 million and $70.0 million at September 30, 2007 and December 31, 2006, respectively.

Note 8 —	Mortgage Banking Activities

Changes in the mortgage servicing rights asset is as follows:

	September 30,	December 31,
	2007	2006

Balance at beginning of period	$3,183	$3,011
Mortgage servicing rights capitalized	532	706
Mortgage servicing rights amortized	(448)	(534)

Balance at end of period	$3,267	$3,183

Information concerning the activity in the related mortgage servicing rights valuation allowance is as follows:

		December 31,
	September 30, 2007	2006

Balance at beginning of period	$6	$—
Change in valuation allowance increase (decrease)	1	6

Balance at end of period	$7	$6

For valuation purposes, at September 30, 2007 and December 31, 2006, Sterling assumed a weighted average discount rate of 9.51% and 9.52% respectively and assumed prepayments speeds were consistent with published rates for the industry. Additional factors such as economic data, market trading information, credit risk and professional judgment were used in determining the valuation allowance.

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

Note 9 —	Premises and Equipment

A summary of the cost and accumulated depreciation of premises and equipment follows:

	Estimated	September 30	December 31,
	Useful Lives	2007	2006

Land	—	$7,081	$7,653
Buildings	10 - 40 years	32,772	33,080
Leasehold improvements	over lease term	6,292	5,914
Equipment, furniture and fixtures	3 - 10 years	53,816	52,543

		99,961	99,190
Less: Accumulated depreciation		(53,474)	(50,203)

		$46,487	$48,987

The subsidiaries of Sterling lease certain facilities under operating leases which expire on various dates through 2028. Renewal options are available on these leases. Minimum future rental payments as of September 30, 2007, under non-cancelable real estate leases, are payable as follows:

Due October 1, 2007 through September 30, 2008	$2,537
Due October 1, 2008 through September 30, 2009	2,295
Due October 1, 2009 through September 30, 2010	2,030
Due October 1, 2010 through September 30, 2011	1,704
Due October 1, 2011 through September 30, 2012	1,579
Thereafter	12,807

Total minimum future rental payments	$22,952

Total rent expense charged to operations amounted to $2.1 million for the nine months ended September 30, 2007 and $2.1 million for the year ended December 31, 2006.

Note 10 —	Leases

Information concerning net investment in direct financing leases, included in loans as follows:

	September 30,	December 31,
	2007	2006

Minimum lease payment receivable	$149,851	$147,187
Residual values	1	34
Lease origination costs	845	697
Unearned income	(18,814)	(17,391)

	$131,883	$130,527

The allowance for uncollectible lease payments, included in the allowance for loan losses, was $3.6 million at September 30, 2007.

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

Investments in property on operating leases and property held for lease by major classes are as follows:

	September 30, 2007	December 31, 2006

Automobiles	$32,032	$30,483
Heavy truck, trailers and buses	35,933	33,055
Trucks, light and medium duty	55,988	55,530
Other	60,437	55,192

	184,390	174,260
Less: Accumulated depreciation	(93,876)	(85,300)

	$90,514	$88,960

Minimum future rentals on non-cancelable finance and operating leases as of September 30, 2007, are as follows:

	Finance	Operating

Due October 1, 2007 through September 30, 2008	$53,982	$34,352
Due October 1, 2008 through September 30, 2009	41,837	20,898
Due October 1, 2009 through September 30, 2010	28,804	10,841
Due October 1, 2010 through September 30, 2011	17,260	3,390
Due October 1, 2011 through September 30, 2012	7,138	473
Thereafter	605	296

Total minimum future rentals	$149,626	$70,250

Note 11 —	Goodwill and Intangible Assets

The changes in the carrying amount of goodwill by business segment were as follows:

	Community	Commercial	Trust & Investment
	Banking	Finance	Services	Total

Balance, January 1, 2006	$34,747	$—	$15,804	$50,551
Additions to goodwill	14,373	—	6,615	20,988
Amortization of branch purchase goodwill	(88)	—	—	(88)

Balance, December 31, 2006	49,032	—	22,419	71,451
Adjustment to Bay First Bank, N.A. goodwill	(155)	—	—	(155)
Amortization of branch purchase goodwill	(66)	—	—	(66)

Balance, September 30, 2007	$48,811	$—	$22,419	$71,230

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

A summary of intangible assets is as follows:

	September 30, 2007		December 31, 2006
	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Finite-lived assets:
Core deposit intangible	$5,368	$(2,815)	$5,368	$(2,255)
Customer list	3,897	(2,128)	3,897	(1,709)
Trademark	480	(269)	480	(217)
Covenants not to compete	988	(596)	988	(477)

	10,733	(5,808)	10,733	(4,658)

Non-finite lived intangible assets:
Trademark	237	—	237	—

	$10,970	$(5,808)	$10,970	$(4,658)

For further discussion related to goodwill and intangible assets, see Note 2, Acquisitions and Divestitures.

The weighted average original lives of intangible assets by class are as follows: core deposits are 9 years; customer list is 7 years; trademark is 7 years; and covenants not to compete are 6 years.

Amortization expense for the next five years is expected to be:

Due October 1, 2007 through September 30, 2008	$1,530
Due October 1, 2008 through September 30, 2009	1,428
Due October 1, 2009 through September 30, 2010	1,237
Due October 1, 2010 through September 30, 2011	519
Due October 1, 2011 through September 30, 2012	364

Note 12 —	Deposits

The aggregate amount of time deposits in denominations of $100,000 or more at September 30, 2007 and December 31, 2006 were $332.7 million and $265.2 million, respectively.

At September 30, 2007, the scheduled maturities of time deposits, including those in denominations of $100,000 or more, are as follows:

Due October 1, 2007 through September 30, 2008	$1,144,041
Due October 1, 2008 through September 30, 2009	163,797
Due October 1, 2009 through September 30, 2010	84,029
Due October 1, 2010 through September 30, 2011	15,177
Due October 1, 2011 through September 30, 2012	9,023
Thereafter	469

Total	$1,416,536

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

Note 13 —	Short-Term Borrowings and Long-Term Debt

Short-term borrowings and weighted average interest rates consist of the following:

	September 30,		December 31,
	2007		2006
	Amount	Rate	Amount	Rate

Federal funds purchased	$—	0.00%	$15,000	5.25%
Securities sold under repurchase agreements	4,003	4.04%	6,492	4.38%
Interest-bearing demand notes issued to the U.S. Treasury	747	4.52%	2,341	5.04%
Federal Home Loan Bank	10,000	5.30%	5,000	5.43%
Lines of credit	71,358	7.13%	50,000	6.26%

Total	$86,108		$78,833

The securities sold under repurchase agreements represent collateral to the lending party and are obligations of U.S. agencies and corporations. These securities are maintained under Sterling’s control. As of September 30, 2007, Sterling had unused short-term funding commitments totaling $621 million.

Long-term debt consists of the following:

	September 30,	December 31,
	2007	2006

FHLB advances:
Redeemable advances, 3.13%-6.99%, due 2008-2014, with a weighted average interest rate of 5.37% and 5.29% at September 30, 2007 and December 31, 2006, respectively	$62,618	$67,718
Nonredeemable fixed rate advances, 3.80%-5.25%, due 2007-2010, with a weighted average interest rate of 5.05% and 3.97% at September 30, 2007 and December 31, 2006, respectively	101,210	36,850
Nonredeemable fixed rate, due in 2011, amortizing advance with a rate of 3.00% at September 30, 2007 and a weighted average interest rate of 3.68% at December 31, 2007	252	541
Notes payable to financial institution, with an original maturity of 36 months due in 2008 with a rate of 4.62% at September 30, 2007 and a weighted average interest rate of 4.93% at December 31, 2006	2,106	9,320
Notes payable to financial institution with an original term of 36 months due in 2007 with equal monthly principal payments and a variable rate of interest based on the 30-day LIBOR rate. The rate resets monthly and was 5.19% and 5.42% at September 30, 2007 and December 31, 2006, respectively	278	2,778

	$166,464	$117,207

The contractual maturities of long-term debt, as of September 30, 2007, are shown below. Actual maturities may differ from contractual maturities due to the convertible features of the FHLB advances, which may be prepaid by Sterling, in the event the FHLB converts them to adjustable rate.

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

Due October 1, 2007 through September 30, 2008	$61,228
Due October 1, 2008 through September 30, 2009	30,015
Due October 1, 2009 through September 30, 2010	55,016
Due October 1, 2010 through September 30, 2011	17
Due October 1, 2011 through September 30, 2012	17
Thereafter	20,171

Total	$166,464

Under the terms of the notes payable to financial institutions, Sterling is required to meet certain conditions, including specific financial ratios, as measured on a periodic basis. Due to the EFI Matter, Sterling was not in compliance with covenants of the $2.1 million note payable to a financial institution due in 2008. Sterling does not have a formal waiver, but the financial institution has indicated that it would not call the debt. Sterling is not allowed any further advances under the credit facility.

On June 26, 2007, Sterling, the parent company, entered into a Credit Agreement with M&T Bank for a 364-day line of credit in the amount of $80.0 million. The interest rate payable on this loan is currently 7.125% and the Credit Agreement contains representations, warranties and covenants and provisions defining events of default. Sterling is subject to on-going reporting, disclosure and minimum ratio requirements. Sterling used the proceeds of this loan to make a $70 million capital contribution to BLC Bank to reinforce operating capital and to repay $45.0 million of outstanding debt of its affiliate, EFI. The loan is collateralized by 100% of the common stock of BLC Bank. At September 30, 2007, Sterling and BLC Bank were not in compliance with the financial covenants of the governing loan documents. However, Sterling and M&T Bank entered into an agreement whereby M&T Bank agreed to a waiver of compliance of the financial covenants as reflected in Sterling’s financial statements as of September 30, 2007.

Although Sterling, on a consolidated basis, has a sufficient amount of liquidity to satisfy its current obligations, the EFI Matter placed a significant strain on BLC’s regulatory capital, and has resulted in its primary banking regulator placing restrictions on BLC Bank’s ability to dividend monies to Sterling. Sterling’s primary source of cash is dividend income from BLC. At September 30, 2007 Sterling has a $71.4 million borrowing due June 24, 2008. Should the PNC transaction not be completed by this date, and management is unable to negotiate an extension of this borrowing, management has developed a plan to either obtain funds directly to repay the borrowing or improve the capital position at BLC in order to obtain more ready access to liquidity at Sterling.

Management has determined that it could execute one or a combination of the following alternatives to raise a sufficient amount of capital or improve the liquidity position at Sterling necessary to satisfy this short term borrowing. These alternatives include:

•	Raising common or preferred equity at Sterling through a combination of a rights offering to existing shareholders, a secondary offering to the public, or raising private equity;

•	Selling existing assets or lines of business that are not integral to core banking operations, in order to relieve minimum capital holding requirements;

•	Potentially renegotiating the terms and covenants of Sterling’s line of credit with M&T Bank.

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

Note 14 —	Junior Subordinated Debentures Owed to Unconsolidated Subsidiary Trusts and Corporation-Obligated Mandatorily Redeemable Capital Securities of Subsidiary Trusts Holding Solely Debentures of the Corporation

Sterling sponsors four non-consolidated subsidiary trusts, Sterling Financial Statutory Trusts II, III, IV and V, of which 100% of the common equity is owned by Sterling. The trusts were formed for the purpose of issuing corporation-obligated mandatorily redeemable capital securities (the capital securities) to third party investors and investing the proceeds from the sale of such capital securities solely in junior subordinated debt securities of Sterling (the debentures). The debentures held by each trust are the sole assets of that trust, and totaled $87.6 million as of September 30, 2007.

In March 2007, Sterling Financial Statutory Trust V issued $20.0 million of capital securities to third party investors, and simultaneously invested the proceeds into a $20.6 million junior subordinated note payable by Sterling. The debenture bears interest at a floating rate of LIBOR plus 165 basis points and is due in June 2037, with the first redemption date in March 2012.

Also in March 2007, the capital securities issued by Sterling Financial Statutory Trust I were redeemed in full.

A summary of the junior subordinated debentures from Sterling to the subsidiary trusts is as follows:

	September 30,	December 31,
	2007	2006

Debenture issued to Sterling Financial Statutory Trust I, first redeemable, in whole or part, by Sterling in March 2007. Interest payable quarterly at a floating rate of LIBOR plus 360 basis points and matures in 2032. Redeemed in full on March 26, 2007	$—	$20,619
Debenture issued to Sterling Financial Statutory Trust II, first redeemable, in whole or part, by Sterling in June 2008. Interest payable quarterly at a fixed rate of 5.55%, and matures in 2033	36,083	36,083
Debenture issued to Sterling Financial Statutory Trust III, first redeemable, in whole or part, by Sterling in December 2009. Interest payable quarterly at a fixed rate of 6.00%, and matures in 2034	15,464	15,464
Debenture issued to Sterling Financial Statutory Trust IV, first redeemable, in whole or part, by Sterling in March 2010. Interest payable quarterly at a fixed rate of 6.19% and matures in 2035	15,464	15,464
Debenture issued to Sterling Financial Statutory Trust V, first redeemable, in whole or part, by Sterling in March 2012. Interest payable quarterly at a floating rate of LIBOR plus 165 basis points (7.34% at September 30, 2007) and matures in 2037	20,619	—

	$87,630	$87,630

As discussed elsewhere in this document, in accordance with the terms of each of the four trust indentures, Sterling exercised its right to defer paying the interest on the debentures for up to 20 consecutive periods without being in default. Since the third quarter of 2007, Sterling has elected and given timely notice of its intent to defer the quarterly payments on these debentures. Sterling intends to defer these payments until Sterling’s and BLC Bank’s capital levels have strengthened to a level which Sterling deems appropriate to support resuming these payments, conditioned upon approval from the Federal Reserve. It is currently unknown when Sterling will be able to resume making these interest payments; however, the interest accrues during the deferral periods.

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

Note 15 —	Income Taxes

The allocation of income tax expense (benefit) from continuing operations between current and deferred is as follows:

	September 30,	December 31,
	2007	2006

Current:
Federal	$—	$324
State	312	(176)

	312	148

Deferred:
Federal	(8,056)	(4,994)
State	(238)	(291)

	(8,294)	(5,285)

Total	$(7,982)	$(5,137)

The reason for the differences between the federal statutory income tax rate and the effective tax rates are summarized as follows:

	Nine Months Ended,	Twelve Months Ended,
	September 30,	December 31,
	2007	2006

Statutory rate	(35.0)%	(35.0)%
Increase (decrease) resulting from:
Tax-exempt interest income	(18.9)%	(120.9)%
Disallowed interest	2.5%	14.4%
Dividends paid deduction	(1.0)%	(8.5)%
Low-income housing credits	(0.2)%	(1.2)%
State tax (benefit), net of federal impact	(2.3)%	(6.9)%
Uncertain tax position resolution	—%	—%
Other, net	3.5%	4.9%

Effective tax rates	(51.4)%	(153.2)%

The income tax provision (benefit) includes $1.4 million and $520,000 of income taxes relating to realized securities gains (losses) for the nine months ended September 30, 2007 and twelve months ended December 31, 2006, respectively.

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

The significant components of Sterling’s deferred tax assets and liabilities are as follows:

	September 30,	December 31,
	2007	2006

Deferred tax assets:
Allowance for loan losses	$8,948	$8,424
Employee benefit plans	3,057	2,856
Accrued directors fees	590	602
Federal and state net operating loss carryforwards	27,294	19,271
Restructuring charge reserve	40	133
Securities impairment reserve	(10)	13
Forestry-related finance receivable credit losses	36,394	33,867
Other	5,746	10,487

	82,059	75,653
Valuation allowance	(2,445)	(2,435)

	79,614	73,218

Deferred tax liabilities:
Leasing	(11,237)	(11,244)
Premises and equipment	(1,042)	(1,168)
Deferred loan fees	(520)	(381)
Securities accretion and mark to market	(6,193)	(6,884)
Accumulated other comprehensive income	(560)	(2,045)
Purchase accounting amortization	(1,840)	(2,126)
Other	(328)	(335)

	(21,720)	(24,183)

Net deferred tax asset	$57,894	$49,035

The net deferred tax asset is recorded separately in the balance sheet. As of September 30, 2007, Sterling has federal and state net operating loss carryforwards of $69.6 million (tax benefit of $27.3 million) that expire through the year 2026. Management does not believe that some of the state net operating loss carryforwards will be utilized prior to their expiration, and as such, a valuation allowance has been provided in the amount of $2.4 million as of September 30, 2007.

Sterling adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. As a result of the implementation of Interpretation 48, Sterling recognized a $250,000 increase in the liability for taxes, which was accounted for as a decrease to the January 1, 2007 balance of retained earnings. On January 1, 2007, Sterling had unrecognized tax benefit reserves related to uncertain tax positions of $512,000. Of this amount, approximately $395,000 related to tax treatment for equipment operating leases. The remaining balance of approximately $117,000 is for uncertain tax positions due to acquisitions and state tax positions.

Sterling’s unrecognized tax benefit reserve decreased by a net $262,000 during the nine-month period ended September 30, 2007 as a result of a lapse of the statute of limitations totaling $383,000, offset by Sterling accruing interest and penalties of $121,000 relating to unrecognized tax benefits within the miscellaneous expense line item of the consolidated statements of income.

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

Balance at January 1, 2007	$512
Additions for tax positions of prior years	121
Reductions to tax positions of prior years	(383)

Balance at September 30, 2007	$250

Note 16 —	Commitments and Contingent Liabilities

Credit-Related Financial Instruments

Sterling’s credit-related financial instruments include commitments to extend credit and letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheets.

Sterling’s exposure to credit loss is represented by the contractual amount of these commitments. Sterling follows the same credit policies in making commitments as it does for on-balance sheet instruments.

The following outstanding instruments have contract amounts that represent credit risk.

	September 30,	December 31,
	2007	2006

Commitments to extend credit:
Unused home equity lines of credit	$107,026	$103,565
Other commitments to extend credit	574,204	681,194
Standby letters of credit	97,761	93,080

Commitments to extend credit are agreements to lend to a customer, as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management’s credit evaluation of the customer and generally consists of real estate. Excluded from these amounts are commitments to extend credit in the form of check credit or related plans.

Standby letters of credit are conditional commitments issued by Sterling to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially, all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Derivative Financial Instruments

Sterling is a party to derivative instruments in the normal course of business to manage its own exposure to fluctuations in interest rates and to meet the financing needs of its customers.

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

Asset Liability Management

Interest rate derivatives

Sterling enters into derivative transactions principally to manage the risk of price or interest rate movements on the value of certain assets and liabilities and on future cash flows. A summary of the interest rate contracts is as follows:

	September 30,		December 31,
	2007		2006
	Notional	Carrying	Notional	Carrying
	Amount	Value	Amount	Value

Interest rate swap agreements:
Pay fixed/receive floating	$—	$—	$25,000	$(2)
Pay floating/receive fixed	25,000	(379)	25,000	(810)
Interest rate floors purchased	50,000	133	50,000	105

•	Interest rate swaps have been entered into to hedge the variability in future expected cash flows related to floating rate assets and liabilities.

•	Interest rate floors have been purchased to hedge the variability in future expected cash flows related to floating rate assets in exchange for the payment of a premium when the contract is initiated.

Gains and losses on derivative instruments reclassified from accumulated other comprehensive income to current-period earnings are included in the line item in which the hedged cash flows are recorded. At September 30, 2007, other comprehensive income included a deferred after-tax unrealized loss of $262,000 versus $582,000 at December 31, 2006.

A portion of the amount in other comprehensive income was reclassified from other comprehensive income to the appropriate income statement line item as net settlements occur. In addition, the premiums paid for interest rate floors are amortized over the term of the contract and recognized in the appropriate income statement line item. Sterling recognized interest income and interest expense, as follows:

	Nine Months	Twelve Months
	Ended,	Ended,
	September 30, 2007	December 31, 2006

Impact to interest income-commercial loans	$(440)	$(456)
Impact to interest expense-borrowed funds	(2)	27

Equity derivatives

A summary of the equity derivatives is as follows:

	September 30, 2007		December 31, 2006
	Shares	Carrying	Shares	Carrying
	Covered	Value	Covered	Value

Written call options	—	$—	—	$—
Purchased put options	—	—	50,000	45

•	During 2006, Sterling wrote call options on certain equity security holdings (covered calls). Sterling received a premium in exchange for selling the call options. The buyer of the option had the right to purchase a specified number of shares at a future date at an agreed upon price level, or strike price. The options are recorded at fair value (initially the premium received) with the changes in fair value recognized in other non-interest income. At September 30, 2007 and December 31, 2006, there were no outstanding call options.

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

•	Sterling has purchased equity put options to protect the company from the risk that the fair value of certain equity security holdings might be adversely impacted by changes in market price. Sterling has the right to sell a specified number of shares through a future date at an agreed upon price level, or strike price. The options are recorded at fair value (initially the premium paid) with the changes in fair value recognized in other non-interest expense.

Sterling recognized non-interest income and non-interest expense related to its equity derivative activity as follows:

	Nine Months	Twelve Months
	Ended,	Ended,
	September 30, 2007	December 31, 2006

Other non-interest income	$—	$3
Other non-interest expense	(5)	9

Customer Related

Sterling enters into interest rate contracts (including interest rate caps and interest rate swap agreements) to facilitate customer transactions and meet their financing needs. This portfolio is actively managed and hedged with offsetting contracts, with identical terms, with third-party counterparties. A summary of the customer related interest rate contracts and offsetting contracts with third-party counterparties is as follows:

	September 30,		December 31,
	2007		2006
	Notional	Carrying	Notional	Carrying
	Amount	Value	Amount	Value

Interest rate swap agreements:
Pay fixed/receive floating	$49,454	$(590)	$42,288	$(271)
Pay floating/receive fixed	49,454	590	42,288	271
Interest rate caps written	12,101	(4)	18,510	(18)
Interest rate caps purchased	12,101	4	18,510	18

Changes in the estimated fair value of customer related contracts and related interest settlements, net of the offsetting counterparty contracts, are recorded in non-interest income. Fees collected from customers for these transactions are recognized over the life of the contract. Fees included in other non-interest income are $53,000 for the nine months ended September 30, 2007 and $54,000 for the year ended December 31, 2006.

Sterling believes it has reduced market risk on its customer related derivative contracts through the offsetting contractual relationships with counterparties. However, if a customer or counterparty fails to perform, credit risk is equal to the extent of the fair value gain in a derivative. When the fair value of a derivative instrument contract is positive, this generally indicates that the counterparty or customer owes Sterling, and results in credit risk to Sterling. When the fair value of a credit risk is negative, Sterling owes the customer or counterparty, and therefore, has no credit risk. Sterling minimizes the credit risk in derivative instruments by including derivative credit risk in its credit underwriting procedures, and by entering into transactions with higher quality counterparties that are reviewed periodically by management.

Civil Litigation

Based upon the facts and circumstances known to Sterling and its counsel regarding the pending or threatened civil litigation described below, Sterling has not established a reserve or accrued liability for any amount in its September 30, 2007 balance sheet.

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

Securities Class-Action Lawsuits in Federal Court

Several putative class-action lawsuits have been filed on behalf of persons who acquired Sterling common stock during the period from April 27, 2004 through May 24, 2007. Each complaint alleges, in substance, that Sterling’s public statements and filings fraudulently omitted information and included fraudulent misrepresentations, in April and May 2007, about the improprieties at EFI and their impact upon Sterling’s earnings, and that the price for Sterling stock was fraudulently inflated during the class period because of the omissions and misrepresentations. Each complaint alleges claims (1) under Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), and (2) against “Controlling Persons” or “Controlling Defendants,” under Section 20(a) of the Exchange Act.

The specific lawsuits are listed below:

Steve Macrina v. J. Roger Moyer, Jr., Thomas Dautrich, George W. Graner, Equipment Finance LLC, and Bank of Lancaster, N.A., 07 Civ. 4108 (Southern District of New York) (filed May 25, 2007)

Raymond D. Buckwalter v. Sterling Financial Corporation, Equipment Finance LLC, J. Roger Moyer, Jr., Thomas Dautrich, George W. Graner, Bradley Scovill, and John Doe Defendants 1-20, 2:07-cv-02171-LS (Eastern District of Pennsylvania) (filed May 29, 2007)

Brian Johnson v. J. Roger Moyer, Jr., J. Bradley Scovill and Tito Lima, 1:07-cv-04652 (Southern District of New York) (filed June 1, 2007)

Castle Strategic Trading, LLC v. J. Roger Moyer, Jr., Thomas Dautrich, George W. Graner, Equipment Finance LLC, and Bank of Lancaster, N.A., 07 Civ. 5594 (Southern District of New York) (filed June 12, 2007)

Jeffrey M. Cooley v. Sterling Financial Corporation, J. Roger Moyer, Jr., J. Bradley Scovill and Tito Lima, 07 CV 5671 (Southern District of New York) (filed June 14, 2007)

Kevin Simpson v. Sterling Financial Corporation, Bank of Lancaster County, N.A., Equipment Finance LLC, J. Roger Moyer, Jr., Tito Lima, J. Bradley Scovill, George W. Graner, Thomas Dautrich, and John Doe NOS. 1 — 20, 2:07-cv-02171-LS (Eastern District of Pennsylvania) (filed June 20, 2007)

Miller et al v. Sterling Financial Corp., Equipment Finance LLC, J. Roger Moyer, Jr., Thomas Dautrich, George W. Graner, J. Bradley Scovill, and John Doe NOS. 1 - 20, 2:07-cv-02694-LS (Eastern District of Pennsylvania) (filed June 28, 2007)

Kenneth G. Stoudt et al v. Sterling Financial Corp., Equipment Finance LLC, J. Roger Moyer, Jr., Thomas Dautrich, George W. Graner, J. Bradley Scovill, and Tito L. Lima, 2:07-cv-02914-LS (Eastern District of Pennsylvania) (filed July 16, 2007)

Frederica F. Haas et al v. Sterling Financial Corp., Equipment Finance LLC, J. Roger Moyer, Jr., Thomas Dautrich, George W. Graner, J. Bradley Scovill, and Tito L. Lima, 2:07-cv-03094-LS (Eastern District of Pennsylvania) (filed July 30, 2007)

On October 30, 2007, the Judicial Panel on Multidistrict Litigation ordered that the lawsuits filed originally in New York be transferred to the U.S. District Court for the Eastern District of Pennsylvania and, with the consent of that court, assigned to the Honorable Lawrence F. Stengel for coordinated pretrial proceedings.

At a status conference on December 18, 2007, Judge Stengel appointed the Public Employees Retirees Association of New Mexico and the New Mexico Education Retirement Board as lead plaintiffs. On consent, the court also gave plaintiffs 60 days to file a consolidated amended complaint, and Sterling another 60 days to respond by motion or otherwise.

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

Certain Sterling shareholders who are members of the purported class and who received Sterling common shares as consideration in transactions where Sterling acquired the entity have informed Sterling that they are considering filing claims against Sterling in addition to those asserted in the purported securities class action for breach of contract and federal and state securities act violations.

Potential Shareholder Derivative Litigation

Sterling received a shareholder demand letter, dated June 6, 2007, from Brian M. Felgoise, an attorney acting on behalf of then-undisclosed shareholders. Mr. Felgoise demanded that (1) the Sterling board of directors appoint a Special Litigation Committee to investigate and remediate possible breaches of duties by certain unnamed officers and directors during the period from April 2004 through May 24, 2007, and (2) that Sterling file suit against these unnamed individuals to recover damages, including bonuses, the costs of investigations, and the proceeds of insider trading. Mr. Felgoise stated that he would commence litigation on behalf of Sterling if it did not take the demanded steps within 90 days.

In response to Sterling’s request for additional information, Mr. Felgoise disclosed that he represents Judy Horowitz, identified as a Pennsylvania resident and Sterling shareholder since 1990. Mr. Felgoise also stated that an investigation should be directed at those individuals who were members of the board of directors of Sterling and who were responsible for the financial reporting for Sterling. Mr. Felgoise also requested that the board of directors investigate “whether the aforementioned individuals have properly disclosed all of the material factors regarding the sale to PNC,” “whether the price of $565 million in cash and stock is fair and reasonable,” and whether any other bids were solicited, received and/or rejected.

On August 29, 2007, Sterling informed Mr. Felgoise that, prior to his June 6, 2007 demand letter, Sterling had commenced an internal investigation into the improprieties at EFI, and that the board of directors would determine what kinds of measures, in addition to the actions previously announced, may be appropriate upon the completion of this independent investigation. The response also informed Mr. Felgoise that Sterling’s sale to PNC Financial Services Group, Inc., was approved by the board of directors and properly disclosed in Sterling’s documents and public filings. In his response on September 18, 2007, Mr. Felgoise requested additional details about the internal investigation; on October 16, 2007, Sterling informed Mr. Felgoise that that the independent investigation was being conducted by the law firm of Stradley Ronon, with the assistance of KPMG LLP, and that Sterling expected the investigation to conclude in 2007.

Civil Litigation in State Court

On September 24, 2007, Univest National Bank & Trust Co. filed suit against EFI and Sterling, in the Court of Common Pleas of Montgomery County, Pennsylvania. Univest alleges that, beginning in 2005, it purchased from EFI 31 loans with a present value of $6.2 million, and that the loans had a higher rate of delinquency than was represented to it by Sterling and EFI. Univest brings claims of (1) breach of contract against EFI; (2) rescission for negligent misrepresentation/nondisclosure against EFI and Sterling; (3) fraudulent misrepresentation against EFI and Sterling; (4) breach of fiduciary duty against EFI; (5) conversion against EFI; (6) aiding and abetting breach of fiduciary duty against Sterling; (7) and conspiracy against EFI and Sterling. Univest seeks damages of $1,987,224.76, along with punitive damages, costs, interest, and other relief as the court deems appropriate.

On December 10, 2007, Woodlands filed suit against Sterling and EFI in the Court of Common Pleas of Lycoming County, Pennsylvania for claims allegedly arising out of Woodlands’ purchase of certain equipment loans from EFI. Woodlands asserts the following claims against Sterling and/or EFI: (1) breach of contract; (2) rescission for negligent misrepresentation/non-disclosure; (3) fraudulent misrepresentation; (4) breach of fiduciary duty; (5) conversion; and (6) aiding and abetting breach of fiduciary duty. Woodlands seeks $7,848,210.99 (the alleged value of the 55 outstanding equipment loans), plus interest, costs, and attorneys’

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

fees for its claims of breach of contract and rescission. In addition to that relief, Woodlands also seeks punitive damages and costs of the suit for its other claims.

On November 28, 2007, First Commonwealth Bank filed a writ of summons with respect to Sterling and EFI in the Court of Common Pleas of Indiana, County, Pennsylvania in connection with claims allegedly arising out of First Commonwealth’s purchase of certain equipment loans from EFI. A complaint has not been filed in such action.

On June 5, 2007, EFI received a letter from NexTier Bank demanding that EFI immediately repurchase all loans assigned by EFI to NexTier Bank pursuant to a master assignment agreement. According to the demand letter, the loan in question had an aggregate outstanding principal balance, as of June 1, 2007, of approximately $1.2 million.

On December 27, 2007, Sterling and EFI received a letter from counsel for Farmers and Merchants Trust Company of Chambersburg (“F&M”) demanding that EFI immediately repurchase from F&M all of the outstanding loans purchased by F&M pursuant to three specified loan purchase agreements.

Note 17 —	Stockholders’ Equity and Regulatory Matters

Sterling maintains a dividend reinvestment and stock purchase plan. Under the plan, shareholders may purchase additional shares of Sterling’s common stock at the prevailing market prices with reinvested dividends and voluntary cash payments. Sterling reserved 2,691,650 shares of Sterling’s common stock to be issued under the dividend reinvestment and stock purchase plan. Shares available to be issued under the plan at September 30, 2007 totaled 2,074,134.

Sterling maintains a directors’ stock compensation plan (Directors’ Plan). This plan, which was approved by Sterling’s shareholders at the 2005 annual shareholders meeting, had 125,000 shares (as adjusted) of common stock reserved for issuance. Pursuant to the Directors’ Plan, each non-employee director of Sterling and each non-employee director of its subsidiaries is entitled to receive a set number of shares of Sterling’s common stock based upon a methodology approved annually by the board of directors and valued as of the first business day of July each year. However, in 2007, no shares of Sterling common stock were paid as directors fees. Rather, in lieu of stock, the directors received in a lump sum cash payment, the value of the average of the closing price of Sterling’s common stock for the five (5) business days preceding Sterling’s September board of directors meeting (September 18-24, 2007) multiplied by the number of shares approved for that board (i.e., 700 for Sterling board members). Shares available to be issued under the Directors’ Plan at September 30, 2007 totaled 104,092.

In May 2003, Sterling’s board of directors authorized the repurchase of up to 1,303,365 shares (as adjusted) of its common stock. Shares repurchased are held for reissuance in connection with Sterling’s stock compensation plans and for general corporate purposes. During 2006, Sterling repurchased 445,000 shares of its common stock, at an average price of $21.41 under this repurchase plan. During the first quarter of 2007, Sterling repurchased 299,500 shares of its common stock, also at an average price of $21.41. Sterling suspended all repurchases in the second quarter of 2007. Remaining shares authorized for repurchase under the plan as of September 30, 2007 totaled 57,853.

Quantitative measures that have been established by regulation to ensure capital adequacy require Sterling and its banking subsidiaries to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and Tier 1 capital to average assets. Management believes, as of September 30, 2007, that Sterling and BLC Bank did not meet the minimum capital adequacy requirements to be considered “well-capitalized.” For the period ended December 31, 2006, management believes that Sterling and Bank of Lancaster County did not meet the minimum capital adequacy requirements due to the losses recorded related to EFI. To take corrective action, in the second quarter of 2007, Sterling and Bank of Lancaster County took

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

several steps to improve capital and capital ratio positions. These steps included: the consolidation of the Bank of Hanover, Pennsylvania State Bank and Bay First Bank charters into Bank of Lancaster County and Bank of Lancaster County changing its name to BLC Bank, N.A.; Sterling borrowing $70 million from an external source, and infusing it into BLC Bank; and the sale of certain assets.

As of September 30, 2007, based on the most recent notification from its banking regulator, BLC Bank was categorized as “under capitalized,” while Delaware Sterling Bank & Trust Company was categorized as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized” or “adequately capitalized” institutions must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables.

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

			Minimum to be		Minimum to be Well
			Adequately Capitalized		Capitalized Under
			Under Prompt Corrective		Prompt Corrective
	Actual		Action Provisions		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio

As of September 30, 2007
Total risk-based capital to risk weighted assets
Sterling (consolidated)	$44,920	1.8%	$194,302	8.0%	$	n/a	n/a
BLC Bank, N.A.	157,631	6.6%	191,641	8.0%		239,551	10.0%
Delaware Sterling Bank & Trust Company	3,616	17.6%	1,642	8.0%		2,053	10.0%
Tier 1 risk-based capital to risk weighted assets
Sterling (consolidated)	22,460	0.9%	97,151	4.0%		n/a	n/a
BLC Bank, N.A.	132,816	5.5%	95,820	4.0%		143,731	6.0%
Delaware Sterling Bank & Trust Company	3,507	17.1%	821	4.0%		1,232	6.0%
Tier 1 risk-based capital to average assets
Sterling (consolidated)	22,460	0.7%	120,878	4.0%		n/a	n/a
BLC Bank, N.A.	132,816	4.4%	121,502	4.0%		151,878	5.0%
Delaware Sterling Bank & Trust Company	3,507	6.8%	2,053	4.0%		2,567	5.0%
As of December 31, 2006
Total risk-based capital to risk weighted assets
Sterling (consolidated)	$82,880	3.4%	$193,910	8.0%	$	n/a	n/a
Bank of Lancaster County, N.A.	—	—%	118,279	8.0%		147,848	10.0%
Bank of Hanover and Trust Company	73,936	12.9%	45,754	8.0%		57,193	10.0%
Pennsylvania State Bank	23,248	11.4%	16,354	8.0%		20,442	10.0%
Bay First Bank, N.A.	19,106	12.3%	12,383	8.0%		15,479	10.0%
Delaware Sterling Bank & Trust Company	4,306	27.8%	1,238	8.0%		1,548	10.0%
Tier 1 risk-based capital to risk weighted assets
Sterling (consolidated)	41,440	1.7%	96,955	4.0%		n/a	n/a
Bank of Lancaster County, N.A.	—	—%	59,139	4.0%		88,709	6.0%
Bank of Hanover and Trust Company	68,380	12.0%	22,877	4.0%		34,316	6.0%
Pennsylvania State Bank	21,053	10.9%	8,229	4.0%		12,265	6.0%
Bay First Bank, N.A.	17,699	11.4%	6,192	4.0%		9,287	6.0%
Delaware Sterling Bank & Trust Company	4,224	27.3%	619	4.0%		929	6.0%
Tier 1 risk-based capital to average assets
Sterling (consolidated)	41,440	1.5%	111,587	4.0%		n/a	n/a
Bank of Lancaster County, N.A.	—	—%	65,005	4.0%		81,256	5.0%
Bank of Hanover and Trust Company	68,380	8.5%	32,180	4.0%		40,225	5.0%
Pennsylvania State Bank	21,053	8.2%	10,306	4.0%		12,883	5.0%
Bay First Bank, N.A.	17,699	9.0%	7,851	4.0%		9,813	5.0%
Delaware Sterling Bank & Trust Company	4,224	12.6%	1,345	4.0%		1,681	5.0%

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

Note 18 —	Employee Benefit Plans

Sterling sponsors a qualified postretirement benefit plan that provides certain healthcare insurance benefits for retired employees who have reached minimum age and years of service eligibility requirements.

The change in benefit obligation and the change in fair value of plan assets related to other postretirement benefits for each of the years in the two-year period ended September 30, 2007 and December 31, 2006, are as follows:

	Other Postretirement
	Benefits
	September 30,	December 31,
	2007	2006

Change in benefit obligation
Benefit obligation at beginning of period	$2,743	$2,707
Service cost	107	138
Interest cost	114	143
Benefit payments	(115)	(59)
Change in discount rate and plan amendments	(19)	(186)

Benefit obligation at end of period	2,830	2,743

Change in plan assets
Fair value of plan assets at beginning of period	—	—
Return on plan assets	—	—
Employer contributions	115	59
Benefit payments	(115)	(59)

Fair value of plan assets at end of period	—	—

Reconciliation of funded status
Funded status of plans	(2,830)	(2,743)
Unrecognized net transition obligation	—	—
Unrecognized prior service costs	—	—
Unrecognized net losses	—	—

Accrued benefit expense	$(2,830)	$(2,743)

The discount rate used in determining the accrued postretirement benefit expense was 6.00% in 2007 compared to 5.75% in 2006.

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

The components of the retirement benefit costs are presented below:

	Nine Months	Twelve Months
	Ended,	Ended,
	September 30, 2007	December 31, 2006

Retirement benefit costs
Service cost	$107	$138
Interest cost	114	143
Amortization of transition losses	—	—
Amortization of unrecognized prior service cost	(10)	(13)
Actuarial losses	17	37

Net retirement benefits costs	$228	$305

Sterling sponsors a qualified postretirement benefit plan that provides certain healthcare insurance benefits for retired employees who have reached minimum age and years of service eligibility requirements.

The change in benefit obligation and the change in fair value of plan assets related to other postretirement benefits for each of the years in the two-year period ended September 30, 2007 and December 31, 2006, are as follows:

Healthcare cost trend rates assumed with respect to other postretirement benefits in measuring the accumulated postretirement benefit were 9.0% at September 30, 2007 grading down 0.5% per year to an ultimate rate of 5.0%. The healthcare cost trend rate assumption has a significant effect on the amounts reported. The following table reflects the effect of a 1.0% point increase and a 1.0% point decrease in the healthcare cost trend rates.

	1% Point Increase	1% Point Decrease

Effect on total of service and interest cost components	$39	$(33)
Effect on postretirement benefit obligation	284	(249)

The measurement date for the postretirement benefits is September 30th of each year. Sterling estimates contributions to be paid into the postretirement benefit plan for 2008 to be approximately $305,000.

Sterling Financial Corporation sponsors a 401(k) retirement plan (the “401(k) Plan”) for its eligible employees. Under the salary deferral feature of the 401(k) Plan, a participant may contribute up to 20% of their compensation. Sterling matches’ contributions equal to 100% of the first 2%, 50% on the next 2% and 25% on the next 4% of the employee’s contributions subject to federal limitations. The employees may direct the investment of those contributions to one or all of the several funds available. Matching contributions are fully vested and are invested based on the employee’s direction.

Under the performance incentive feature of the 401(k) Plan, additional contributions are made to participant accounts for each plan year in an amount determined by the board of directors based on Sterling achieving certain financial performance objectives. The performance incentive feature was paid entirely in Sterling common stock. In 2007, there was no expense for the performance incentive feature of the 401(k) Plan. The total expense for employer contributions for the nine months ended September 30, 2007 was $898,000. Total expense for the performance incentive feature and employer contributions was $2.3 million for the year ended December 31, 2006.

The number of Sterling shares owned at September 30, 2007, in the Sterling 401(k) Plan totaled 1.3 million shares with an approximate market value of $22.1 million based on the closing price of Sterling stock at that date. Dividends totaling approximately $430,000 for the nine months ended September 30, 2007 were reinvested in additional shares of Sterling common stock.

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

Until June 15, 2007, the 401(k) Plan allowed participants to invest their contributions in Sterling common stock and to transfer amounts from other investment funds under the Plan into the Sterling common stock fund. Because the shares of Sterling common stock offered to participants were not registered under the Securities Act of 1933, a participant who purchased shares might have the right under the federal securities laws to rescind the purchase and recover the consideration paid for the shares (with interest, less any amount of income received from the shares). If the participant sold the shares for an amount less than the purchase price, the participant might have the right to damages. Sterling believes that these rights would apply to shares purchased by Plan participants during the period from June 26, 2006, until the elimination of Sterling common stock as an investment option on June 15, 2007. During this period, participants purchased approximately 78,000 shares under the Plan at an average purchase price of approximately $21.37 per share.

Sterling’s affiliates have non-qualified supplemental retirement and deferred compensation contracts with certain directors and key employees to provide these individuals with a mechanism to defer a portion of their compensation, provide additional retirement benefits or to provide their beneficiary a benefit in the event of pre-retirement death. At September 30, 2007 and December 31, 2006, the present value of the future liability was $7.0 million and $6.9 million, respectively. Sterling has funded these plans through the purchase of life insurance policies, which have an aggregate cash surrender value of $37.2 million and $11.1 million at September 30, 2007 and December 31, 2006, respectively. For the nine months ended September 30, 2007, $198,000 was charged to expense in connection with these plans. For the year ended December 31, 2006, $405,000 was charged to expense in connection with these plans.

Note 19 —	Stock Compensation

Sterling maintained an omnibus stock incentive plan (the 1996 Stock Incentive Plan) under which incentive and non-qualified stock options, stock appreciation rights, or restricted stock has been issued. Only incentive and non-qualified stock options have been issued under the plan. The options were granted periodically to key employees at a price not less than the fair value of the shares at the date of grant, and had a term of ten years. On November 19, 2006, the 1996 Stock Incentive Plan expired and $1.5 million options were outstanding.

In May 2006, Sterling’s shareholders approved an omnibus stock incentive plan (the 2006 Equity Compensation Plan) under which incentive and non-qualified stock options, stock appreciation rights, or restricted stock may be issued. As of September 30, 2007 only shares of restricted stock have been issued under this plan. As of September 30, 2007, Sterling had 2.5 million shares of common stock reserved for issuance under the 2006 Equity Compensation Plan and 10,100 restricted shares had been issued, all of which vested upon the execution of Sterling’s merger agreement with PNC.

Effective January 1, 2006, Sterling adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123R, Share-Based Payment, (Statement 123R), using the modified-prospective-transition method. Under the transition method, compensation cost recognized in 2006 includes compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123R. Results for prior periods have not been restated.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model that uses the assumptions noted in the following table. Because the Black-Scholes option valuation model incorporates ranges of assumptions for inputs, those ranges are disclosed. Expected volatilities are based on historic volatilities of Sterling’s stock, and other factors. Sterling uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted is based on the simplified formula allowed by the SEC’s Staff Accounting Bulletin No. 107 and represents the

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

December 31,
2006

Dividend yield	2.70%
Risk-free interest rate	5.00%
Expected life (in years)	6
Expected volatility	34.0%

A summary of option activity is presented below:

		Weighted	Weighted
		Average	Average
		Exercise	Remaining
	Shares	Price	Contractual Life	Intrinsic Value

Outstanding at January 1, 2007	1,529,331	$16.73		$
Granted	0	0.00
Exercised	(138,588)	11.83			955,852
Forfeited and expired	(93,658)	19.96

Outstanding at September 30, 2007	1,297,085	17.02	5.7 years		2,765,480

Exercisable at September 30, 2007	1,297,085	17.02	5.7 years		2,765,480

Outstanding at January 1, 2006	1,688,788	$15.77		$
Granted	256,000	20.78
Options assumed in acquisition	70,194	9.24
Exercised	(472,436)	14.27			3,724,000
Forfeited and expired	(13,215)	20.15

Outstanding at December 31, 2006	1,529,331	16.37	6.6 years		9,730,000

Exercisable at December 31, 2006	1,279,331	15.94	6.0 years		9,007,000

The weighted-average grant date fair value of options granted during 2006 was $6.51.

As of September 30, 2007, all compensation cost related to share-based compensation arrangements was recognized.

Sterling received $1.5 million of cash from stock option exercises during the nine months ended September 30, 2007. All stock option transactions are settled through a third party registered broker.

Pursuant to the 2006 Equity Compensation Plan and the 1996 Stock Option Plan, outstanding options automatically vest upon a “change in control,” as defined in the plans. For the purposes of the plans, a change in control occurs when a definitive agreement to sell Sterling is entered into. As discussed in Note 3, the announcement of The PNC Financial Services Group, Inc. acquisition of Sterling qualified as a “change in control” as defined. Therefore 100% of the granted but unvested options immediately vested, and Sterling recognized equity based compensation expense of $930,000.

On February 27, 2007, the board of directors awarded eight members of senior management a total of 10,100 shares of restricted stock at closing market price of $21.35. These shares were awarded from the 2006 Equity Compensation Plan, which had been adopted by the board of directors on January 27, 2006 and

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

approved by shareholders at the 2006 annual meeting. These awards were subject to a three year cliff vesting schedule based upon service.

On July 19, 2007, per the terms of the plan document and award agreement, and as a result of the signing of the definitive agreement of merger with The PNC Financial Services Group, Inc., the vesting of these awards was accelerated and these restricted stock awards became fully vested, and Sterling recognized equity based compensation expense of $216,000.

Note 20 —	Related Party Transactions

Certain directors and officers of Sterling Financial Corporation and its subsidiaries, their immediate families and companies in which they are principal owners (more than 10%), were indebted to the subsidiary banks during 2006 and 2007. All loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. Total loans to these persons at September 30, 2007 and December 31, 2006 amounted to $2.6 million and $14.7 million, respectively. During 2007, $94,000 of new loans were made and repayments totaled $12.2 million. Unfunded commitments to these persons at September 30, 2007 and December 31, 2006 totaled $1.2 million and $9.1 million, respectively.

Effective December 31, 2007, Sterling sold Corporate Healthcare Strategies, LLC and Professional Services Group to David K. Stoudt, the former president of the Sterling affiliate. See Note 4, Acquisitions and Divestitures, for further discussion.

Effective December 31, 2006, Sterling sold the personal and casualty insurance accounts of Lancaster Insurance Group to Murray Insurance Associates, Inc. David E. Hosler, a director of Sterling, is chief operating officer of Murray Insurance Associates, Inc.

Note 21 —	Restrictions on Dividends, Loans and Advances

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made to Sterling by its subsidiary banks. The amount of dividends that may be paid from the subsidiary banks to Sterling totaled $0 at September 30, 2007 because dividends paid by the subsidiary banks are prohibited if the effect thereof would cause the banks’ capital to be reduced below applicable minimum capital requirements.

Under current Federal Reserve regulations, the subsidiary banks are limited to the amounts they may loan to their affiliates, including Sterling. Covered transactions, including loans, with a single affiliate, may not exceed 10%, and the aggregate of all covered transactions with all affiliates may not exceed 20%, of each bank subsidiary’s capital and surplus (as defined by regulation).

At September 30, 2007, the maximum amount available for loans to Sterling totaled $21.9 million, of which $0 was outstanding as of September 30, 2007.

Note 22 —	Fair Value of Financial Instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for Sterling’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. FASB Statement No. 107.

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

Disclosures about Fair Value of Financial Instruments excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of Sterling.

The following methods and assumptions were used by Sterling in estimating fair value disclosures for financial instruments:

Cash and cash equivalents:  The carrying amounts of cash, due from banks and federal funds sold approximate fair value.

Interest-bearing deposits in banks and short-term investments: The carrying amounts of interest-bearing deposits and short-term investments maturing within 90 days approximate their fair values. Fair values of other interest-bearing deposits and short-term investments are estimated using discounted cash flow analyses based on current rates for similar type instruments.

Securities:  Fair values for securities, excluding restricted equity securities, are based on quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. The carrying value of restricted stock approximates fair value based on the redemption provisions of the security.

Mortgage loans held for sale:  Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

Loans receivable:  Fair values for loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Lease contracts are specifically exempt from fair value reporting and are not included in this table.

Mortgage Servicing Rights:  Fair values of mortgage servicing rights are estimated based on the present value of expected net servicing income discounted at a current market rate. The net present value cash flow analysis is prepared using the assumptions that are currently used by bidders of servicing portfolios.

Deposit liabilities:  The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e. their carrying amount). Fair values for fixed-rate certificates of deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings:  The carrying amounts of short-term borrowings maturing within 90 days and floating rate short-term borrowings approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on Sterling’s current incremental borrowing rates for similar types of borrowing arrangements.

Long-term debt and subordinated debentures:  The fair values of Sterling’s long-term debt are estimated using discounted cash flow analyses based on current borrowing rates for similar types of borrowing arrangements.

Accrued interest:  The carrying amounts of accrued interest approximate fair value.

Derivative assets and liabilities:  The fair values for derivative instruments are based on cash flow projection models obtained from third parties.

Off-balance sheet instruments:  Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

the agreements and the counterparties’ credit standing. The fair values of off-balance sheet instruments are not significant at September 30, 2007 and December 31, 2006.

The estimated fair values and related carrying or notional amounts of Sterling’s financial instruments are as follows:

	September 30,		December 31,
	2007		2006
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Financial Assets:
Cash and cash equivalents	$318,497	$318,497	$148,700	$148,700
Interest-bearing deposits in banks	5,889	5,889	6,339	6,339
Short-term investments	2,761	2,761	3,119	3,119
Mortgage loans held for sale	4,684	4,684	4,136	4,136
Securities held-to-maturity	19,636	19,687	21,530	21,644
Securities available-for-sale	412,844	412,844	460,016	460,016
Loans, net	1,939,670	1,943,972	1,928,063	1,908,448
Accrued interest receivable	13,101	13,101	13,979	13,979
Mortgage servicing rights	3,260	5,875	3,177	5,948
Derivative assets	1,144	1,144	1,164	1,164
Financial Liabilities:
Deposits	$2,735,414	$2,746,278	$2,615,912	$2,622,316
Short-term borrowings	86,108	86,108	78,833	78,833
Long-term debt	166,464	169,225	117,207	118,418
Subordinated debentures	87,630	86,742	87,630	89,629
Accrued interest payable	17,766	17,766	10,332	10,332
Derivative liabilities	1,390	1,390	1,826	1,826

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

Note 23 —	Condensed Financial Statements of Parent Company

Financial information pertaining only to Sterling Financial Corporation is as follows:

	September 30,	December 31,
	2007	2006

Balance Sheets
Assets
Cash and cash equivalents	$6,887	$18,423
Securities available-for-sale	273	1,952
Investment in:
Bank subsidiaries	231,152	161,549
Non-bank subsidiaries	28,445	31,821
Due from affiliates	2	225
Other assets	17,362	18,563

Total assets	$284,121	$232,533

Liabilities
Short-term borrowings	$71,358	$5,000
Long-term debt	—	—
Subordinated debentures	87,630	87,630
Other liabilities	14,660	11,130

Total liabilities	173,648	103,760

Stockholders’ equity	110,473	128,773

Total liabilities and stockholders’ equity	$284,121	$232,533

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

	Nine Months	Twelve Months
	Ended,	Ended,
	September 30,	December 31,
	2007	2006

Statements of Income
Income:
Dividends from banking subsidiaries	$5,550	$35,037
Dividends from non-banking subsidiaries	4,558	5,558
Dividends on securities available-for-sale	26	56
Gains on securities available-for-sale	166	249
Management fees from subsidiaries	24,070	31,323
Other	421	473

Total income	34,791	72,696

Expenses:
Interest expense	6,023	6,154
Operating expenses	32,118	35,525

Total expense	38,141	41,679

Income before income taxes and equity in undistributed net income of subsidiaries	(3,350)	31,017
Income tax expense (benefit)	(5,088)	(3,289)

	1,738	34,306
Equity in undistributed income of:
Banking subsidiaries	(6,100)	(28,935)
Non-banking subsidiaries	(3,132)	(3,587)

Income from continuing operations	(7,494)	1,784
Undistributed earnings from discontinued operations	—	(5,130)

Net income (loss)	$(7,494)	$(3,346)

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

	Nine Months	Twelve Months
	Ended,	Ended,
	September 30,	December 31,
	2007	2006

Statements of Cash Flows
Cash flows from operating activities:
Income (loss) from continuing operations	$(7,494)	$1,784
Income from discontinued operations	—	(5,130)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	827	1,952
Equity in undistributed net income of subsidiaries	9,235	37,654
Gains on securities available-for-sale	(166)	(249)
Non-cash compensation cost	1,470	412
Decrease (increase) in other assets	(4,317)	(3,831)
Increase in other liabilities	5,039	3,256
Other	—	194

Net cash provided by operating activities	4,594	36,042

Cash flows investing activities:
Purchases of securities available-for-sale	—	(276)
Proceeds from sales and maturities of securities available-for-sale	1,499	610
Investment in and advances to banking subsidiaries	(73,000)	(11,266)
Sale or repayment of advances from subsidiaries	223	—
Investment in non-banking subsidiaries	—	4,699
Purchase of premises and equipment	(416)	(2,684)

Net cash used in investing activities	(71,694)	(8,917)

Cash flows from financing activities:
Proceeds from subordinated note from subsidiary	—	—
Net increase in short-term borrowings	66,358	5,000
Proceeds from long-term debt	—	—
Repayment of long-term debt	—	(5,000)
Proceeds from issuance of common stock	—	197
Cash dividends on common stock	(5,449)	(16,512)
Cash paid in lieu of fractional shares	—	—
Purchases of treasury stock	(6,596)	(9,341)
Proceeds from issuance of treasury stock	1,501	6,860
Other	(250)	—

Net cash provided by (used in) financing activities	55,564	(18,796)

Increase (decrease) in cash	(11,536)	8,329
Cash:
Beginning of year	18,423	10,094

End of year	$6,887	$18,423

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

Note 24 —	Segment Reporting

Sterling operates four major lines of business: Community Banking and Related Services; Leasing; Commercial Finance; and Trust and Investment Services.

Information about reportable segments and reconciliation of such information to the consolidated financial statements follows:

	Community			Trust and		Inter-
	Banking & Related		Commercial	Investment		Segment	Consolidated
	Services	Leasing	Finance	Services	Other	Elimination	Totals

Nine Months Ended — September 30, 2007
Interest and dividend income	$143,359	$13,072	$345	$117	$214	$(22,911)	$134,196
Interest expense	70,446	10,916	13,436	—	6,023	(22,911)	77,910
Provision for loan losses	4,189	1,205	1,689	—	—	—	7,083
Non-interest income	18,901	28,367	356	9,862	582	(241)	57,827
Non-interest expenses	77,308	25,990	3,678	7,724	8,047	(241)	122,506
Income (loss) before income taxes	10,317	3,328	(18,102)	2,255	(13,274)	—	(15,476)
Income tax (benefit) expenses	994	1,258	(5,989)	843	(5,088)	—	(7,982)
Net income (loss)	9,323	2,070	(12,113)	1,412	(8,186)	—	(7,494)
Assets	3,322,912	307,623	115,615	27,724	21,322	(554,350)	3,240,846
Twelve Months Ended — December 31, 2006 (restated)
Interest and dividend income	$171,396	$16,057	$805	$91	$133	$(26,591)	$161,891
Interest expense	74,314	13,361	16,257	—	6,154	(26,591)	83,495
Provision for loan losses	3,728	986	12,905	—	—	—	17,619
Non-interest income	18,766	34,413	1,009	13,184	987	(145)	68,214
Non-interest expenses	76,551	32,621	8,644	10,472	4,201	(145)	132,344
Income (loss) before income taxes	35,569	3,502	(35,992)	2,803	(9,235)	—	(3,353)
Income tax (benefit) expenses	8,948	1,288	(13,153)	1,069	(3,289)	—	(5,137)
Net income (loss) from continued operations	26,621	2,214	(22,839)	1,734	(5,946)	—	1,784
Discontinued operations	—	—	—	—	(5,130)	—	(5,130)
Net income (loss)	26,621	2,214	(22,839)	1,734	(11,076)	—	(3,346)
Assets	3,088,960	305,971	113,359	29,045	23,469	(483,982)	3,076,822

In December 2006, Sterling divested of Corporate Healthcare Strategies, LLC, Professional Services Group, and various insurance assets of Lancaster Insurance Group, LLC. As a result of the divestiture of the three related lines of business, Sterling’s insurance activities no longer meet the criteria as a reportable segment. Therefore, we have eliminated the Insurance Related Services as a reportable segment.

The Community Banking and Related Services segment provides financial services to consumers, businesses, financial institutions and governmental units in southern Pennsylvania, northern Maryland and northern Delaware. These services include providing various types of loans to customers, accepting deposits, mortgage banking and other traditional banking services. Major revenue sources include net interest income and service fees on deposit accounts. Expenses include personnel and branch support network support charges. The Community Banking and Related Services segment lends money to the Leasing and Commercial Finance segments, and represents the intersegment elimination.

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(All dollar amounts presented in the tables are in thousands, except per share data)

The Leasing segment provides vehicle and equipment financing alternatives to businesses primarily located in south central Pennsylvania and northeastern Maryland, although assets are located throughout the United States. Major revenue sources include net interest income and rental income on operating leases. Expenses include personnel, support and depreciation charges on operating leases.

The Commercial Finance segment specializes in financing forestry and land-clearing equipment through equipment dealers. Major revenue source is net interest income. Expenses include personnel and support charges.

The Trust and Investment Services segment includes both corporate asset and personal wealth management services. The corporate asset management business provides retirement planning services, investment management, custody and other corporate trust services to small to medium size business in Sterling’s market area. Personal wealth management services include investment management, brokerage, estate and tax planning, as well as trust management and administration for high net worth individuals and their families. Major revenue sources include management and estate fees and commissions on security transactions. Expenses primarily consist of personnel and support charges, as well as amortization of intangible assets.

Other is comprised of unallocated parent company income and expense and discontinued operations.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Transactions between segments, principally loans, were at terms consistent with that which would be obtained from a third party.

Sterling’s reportable segments are strategic business units that offer different products and services. They are managed separately because each segment appeals to different markets and, accordingly, require different technology and marketing strategies. Sterling’s chief operating decision-maker utilizes interest income, interest expense, non-interest income, non-interest expense, and the provision for income taxes in making decisions and determining resources to be allocated to the segments.

ANNEX B

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER
dated as of July 19, 2007
between
THE PNC FINANCIAL SERVICES GROUP, INC.
and
STERLING FINANCIAL CORPORATION

INDEX OF DEFINED TERMS

Location of
Term	Definition

Acquisition Proposal	5.6
Affiliate	8.8
Approvals	5.9(a)
Articles of Merger	1.2(a)
Bank Mergers	1.4
Benefit Plans	4.3(m)(1)
Cash Election	2.1(d)
Cash Election Shares	2.1(d)
Chosen Courts	8.15
Closing	1.3
Closing Date	1.3
Company	Preamble
Company Acquisition Agreement	7.5(a)
Company Common Stock	Recital B
Company Insiders	5.14
Company Meeting	5.2(a)
Company Option	5.10(a)
Company Options	5.10(a)
Company Section 16 Information	5.14
Confidentiality Agreement	5.5(c)
Consideration	2.1(a)(2)
Converted Cash Election Share	2.1(e)(1)(C)
Converted Stock Election Share	2.1(e)(2)(B)
Disclosure Schedule	4.1
Effective Time	1.2(a)
Election	2.1(d)
Election Deadline	2.3(b)(1)
Election Form	2.1(d)
Employees	4.3(m)(1)
Environmental Laws	4.3(o)
ERISA	4.3(m)(1)
ERISA Affiliate	4.3(m)(3)
ERISA Plans	4.3(m)(2)
Exchange Act	5.6
Exchange Agent	2.1(d)
Exchange Fund	2.3(a)
Exchangeable Shares	2.1(f)(2)
Governing Documents	3.1(h)
Governmental Entity	4.3(f)(1)
Indemnified Liabilities	5.11(a)
Indemnified Party	5.11(a)
Insurance Amount	5.11(b)

Location of
Term	Definition

Internal Revenue Code	Recital C
IRS	4.3(m)(2)
Liens	4.3(c)(2)
Material Adverse Effect	4.2(b)
Materially Burdensome Regulatory Condition	5.9(a)
Measurement Price	2.2
Merger	1.1(a)
Material Contract	4.3(k)
Multiemployer Plan	4.3(m)(2)
New Certificate	2.3(a)
New Share	2.3(a)
No-Election	2.1(d)
No-Election Shares	2.1(d)
NYSE	2.2
Old Certificate	2.1(c)
Old Share	2.1(c)
Parent	Preamble
Parent Common Stock	Recital A
Parent Preferred Stock	Recital A
Parent Series A Preferred Stock	Recital A
Parent Series B Preferred Stock	Recital A
Parent Series C Preferred Stock	Recital A
Parent Series D Preferred Stock	Recital A
Parent Series H Preferred Stock	Recital A
Parent Series I Preferred Stock	Recital A
Parent Share Price	2.1(f)
PBCL	1.1(b)
Pension Plan	4.3(m)(2)
Per Share Cash Consideration	2.1(a)(2)
Per Share Stock Consideration	2.1(a)(1)
Per Share Consideration	2.1(f)(3)
Person	2.3(e)
Plan	Preamble
Previously Disclosed	3.1
Proxy Statement	5.3
Registration Statement	5.3
Regulatory Approvals	4.3(f)(2)
Regulatory Authorities	4.3(i)(1)
Regulatory Filings	4.3(g)(1)
Representatives	5.6
Rights	4.3(b)(3)
SEC	4.3(f)(1)
Securities Act	4.3(g)(1)
Significant Subsidiary	5.6

Location of
Term	Definition

Signing Cash Amount	2.1(f)(3)
Signing Exchange Ratio	2.1(f)(3)
Stock Conversion Number	2.1(e)(1)
Stock Election Shares	2.1(d)
Stock-Selected No-Election Share	2.1(e)(1)(B)
Subsidiary	8.8
Surviving Corporation	1.1(a)
Takeover Laws	4.3(s)
Takeover Provisions	4.3(s)
Tax	4.3(p)(3)
Tax Returns	4.3(p)(1)
Taxes	4.3(p)(3)
Termination Date	7.2(b)

AGREEMENT AND PLAN OF MERGER, dated as of July 19, 2007, (this “Plan”), between The PNC Financial Services Group, Inc. (“Parent”) and Sterling Financial Corporation (“Company”).

RECITALS

A.  Parent.  Parent is a Pennsylvania corporation with its principal executive offices located in Pittsburgh, Pennsylvania. As of July 16, 2007, Parent has (i) 800,000,000 authorized shares of common stock, par value $5.00 per share (“Parent Common Stock”), of which not more than 341,222,683 shares are outstanding; and (ii) 20,000,000 authorized shares of preferred stock, par value $1.00 per share (“Parent Preferred Stock”), of which 98,583 shares have been designated as $1.80 Cumulative Convertible Preferred Stock, Series A, (“Parent Series A Preferred Stock”) of which 6,642 shares are outstanding, 38,542 shares have been designated as $1.80 Cumulative Convertible Preferred Stock, Series B (“Parent Series B Preferred Stock”), of which 1,393 shares are outstanding, 1,433,935 shares have been designated as $1.60 Cumulative Convertible Preferred Stock, Series C (“Parent Series C Preferred Stock”), of which 132,276 shares are outstanding, 1,766,140 shares have been designated as $1.80 Cumulative Convertible Preferred Stock, Series D (“Parent Series D Preferred Stock”), of which 189,888 shares are outstanding, 338,100 shares have been designated as $2.60 Cumulative Nonvoting Preferred Stock, Series E, of which no shares are outstanding, 6,000,000 shares have been designated as Fixed/Adjustable Rate Noncumulative Preferred Stock, Series F, of which no shares are outstanding, 450,000 shares have been designated as Series G Junior Participating Preferred Share Purchase Rights, of which no shares are outstanding, 7,500 shares have been designated as 7.00% Non-Cumulative Preferred Stock, Series H (“Parent Series H Preferred Stock”), of which no shares are outstanding, and 5,000 shares have been designated as Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series I (“Parent Series I Preferred Stock”), of which no shares are outstanding.

B.  Company.  The Company is a Pennsylvania corporation with its principal executive offices located in Lancaster, Pennsylvania. As of the date hereof, the Company has (i) 70,000,000 authorized shares of common stock, par value $5.00 per share (“Company Common Stock”), of which not more than 29,425,302 shares are outstanding and (ii) 10,000,000 authorized shares of preferred stock, of which no shares are outstanding.

C.  Intention of the Parties.  Each of the parties to this Plan intends that the Merger (as hereinafter defined) shall qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) and that this Plan shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Internal Revenue Code.

D.  Approvals.  The board of directors of each of Parent and the Company has (1) determined that this Plan and the transactions contemplated hereby are advisable and in the best interests of Parent and the Company, respectively, and in the best interests of their respective shareholders, (2) determined that this Plan and the transactions contemplated hereby are consistent with, and in furtherance of, its respective business strategies and (3) authorized and approved this Plan.

NOW, THEREFORE, in consideration of their mutual promises and obligations, the parties hereto approve, adopt and make this Plan and prescribe the terms and conditions hereof and the manner and mode of carrying it into effect, which are as follows:

ARTICLE I

The Merger

1.1  The Merger.  (a) Subject to the terms and conditions of this Plan, at the Effective Time (as hereinafter defined), the Company shall merge with and into Parent (the “Merger”), and the separate corporate existence of the Company shall thereupon cease. Parent shall be the surviving corporation in the Merger (hereinafter sometimes referred to as the “Surviving Corporation”) and shall continue to be governed by the laws of the Commonwealth of Pennsylvania.

(b) The Merger shall have the effects specified in this Plan and the Business Corporation Law of the Commonwealth of Pennsylvania (the “PBCL”).

(c) At the Effective Time, the Articles of Incorporation of Parent, as then in effect, shall be the articles of incorporation of the Surviving Corporation and the By-Laws of Parent, as then in effect, shall be the By-Laws of the Surviving Corporation.

(d) The name of the Surviving Corporation shall be the name of Parent.

1.2  Effective Time.  (a) Subject to the terms and conditions of this Plan, on or before the Closing Date, the parties will execute and Parent will cause articles of merger to be filed with the Department of State of the Commonwealth of Pennsylvania as provided in Sections 1926 and 1927 of the PBCL (the “Articles of Merger”). The Merger shall become effective at such time as the Articles of Merger has been filed, or at such other time as may be specified therein. The date and time at which the Merger becomes effective is herein referred to as the “Effective Time”.

(b) Parent and the Company will each cause the Effective Time to occur not later than the fifth business day following the satisfaction or waiver of the last of the conditions specified in Sections 6.1(a), (b), (d) and (e) of this Plan. Notwithstanding anything to the contrary in this Section 1.2(b), Parent and the Company may cause the Effective Time to occur on such earlier or later day following the satisfaction or waiver of such conditions as they may agree, consistent with the provisions of the PBCL. If the last of the conditions set forth in Article VI are satisfied or waived during the two weeks immediately prior to the end of a calendar quarter of Parent, then Parent may postpone the Effective Time until the first full week after the end of that fiscal quarter, provided that it is understood and agreed that Parent may not postpone the Effective Time longer than such one week period, including by asserting that any of the conditions specified in Sections 6.1(a), (b), (d) and (e) of this Plan are no longer satisfied or waived.

1.3  Closing.  The closing of the Merger (the “Closing”) shall take place at such time and place as Parent and the Company shall agree, on the date when the Effective Time is to occur (the “Closing Date”).

1.4  Bank Mergers.  As soon as practicable after the execution and delivery of this Plan, (1) PNC Bank, National Association and BLC Bank, National Association shall enter into an agreement, pursuant to which BLC Bank, National Association will merge with and into PNC Bank, National Association and (2) Delaware Sterling Bank and Trust Company shall enter into an agreement with a Parent bank subsidiary to be specified by Parent, pursuant to which Delaware Sterling Bank and Trust Company will merge with and into such Parent bank subsidiary ((1) and (2) collectively the “Bank Mergers”). The parties intend that the Bank Mergers will become effective simultaneously with or immediately following the Effective Time.

ARTICLE II

Conversion or Cancellation of Shares

2.1  Conversion or Cancellation of Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of any shareholder:

(a) Company Common Stock.  Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than Exception Shares (as hereinafter defined), shall be converted into the right to receive, at the election of each holder thereof, but subject to the election and allocation procedures of Sections 2.1(d) and (e), the other provisions of this Section 2.1 and possible adjustment as set forth in Section 2.4, either:

(1) that number of fully paid and nonassessable shares of Parent Common Stock equal to the result obtained by dividing the Per Share Consideration by the Parent Share Price (the “Per Share Stock Consideration”), or

(2) an amount in cash, without interest, equal to the Per Share Consideration (the “Per Share Cash Consideration” and, together with the Per Share Stock Consideration, the “Consideration”).

(b) Parent Common Stock.  Each share of Parent Common Stock outstanding immediately prior to the Effective Time shall remain outstanding as one share of common stock of the Surviving Corporation.

(c) Cancellation of Old Shares.  Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than Exception Shares, is hereinafter defined as an “Old Share”. Old Shares shall cease to be outstanding, shall be canceled and retired and shall cease to exist, and each holder of a certificate (an “Old Certificate”) formerly representing Old Shares shall thereafter cease to have any rights with respect to such shares, except the right to receive, without interest, upon exchange of such Old Certificate in accordance with Section 2.3, the Consideration.

(d) Subject to the allocation procedures set forth in Section 2.1(e), each record holder of Company Common Stock will be entitled (i) to elect to receive shares of Parent Common Stock (a “Stock Election”) for all or some of the shares of Company Common Stock (“Stock Election Shares”) held by such record holder, (ii) to elect to receive cash (a “Cash Election”) for all or some of the shares of Company Common Stock (“Cash Election Shares”) held by such record holder or (iii) to indicate that such holder makes no such election (a “No-Election”) for all or some of the shares of Company Common Stock (“No-Election Shares”) held by such record holder. All such elections (each, an “Election”) shall be made on a form designed for that purpose and agreed to by Parent and the Company (an “Election Form”). Any shares of Company Common Stock for which the record holder has not, as of the Election Deadline (as defined below), properly submitted to the Exchange Agent a properly completed Election Form will be deemed No-Election Shares. A record holder acting in different capacities or acting on behalf of other persons in any way will be entitled to submit an Election Form for each capacity in which such record holder so acts with respect to each person for which it so acts. The exchange agent (the “Exchange Agent”) will be a bank or trust company in the United States selected by Parent and reasonably acceptable to the Company.

(e) Notwithstanding anything to the contrary in this Plan, the allocation among the holders of shares of Company Common Stock of rights to receive the Per Share Stock Consideration or the Per Share Cash Consideration will be made as follows:

(1)  Number of Stock Elections Less Than the Stock Conversion Number.  If the aggregate number of Stock Election Shares (on the basis of Election Forms received as of the Election Deadline) is less than a number equal to the number of Exchangeable Shares minus the result obtained by dividing (x) the product of the number of Exchangeable Shares and the Signing Cash Amount by (y) the Per Share Consideration (the “Stock Conversion Number”), then

(A) each Stock Election Share will be, as of the Effective Time, converted into the right to receive the Per Share Stock Consideration,

(B) the Exchange Agent will allocate from among the No-Election Shares, pro rata to the holders of No-Election Shares in accordance with their respective numbers of No-Election Shares, a sufficient number of No-Election Shares so that the sum of such number and the number of Stock Election Shares equals as closely as practicable the Stock Conversion Number, and each such allocated No-Election Share (each, a “Stock-Selected No-Election Share”) will be, as of the Effective Time, converted into the right to receive the Per Share Stock Consideration, provided that if the sum of all No-Election Shares and Stock Election Shares is equal to or less than the Stock Conversion Number, all No-Election Shares will be Stock-Selected No-Election Shares,

(C)  if the sum of Stock Election Shares and No-Election Shares is less than the Stock Conversion Number, the Exchange Agent will allocate from among the Cash Election Shares, pro rata to the holders of Cash Election Shares in accordance with their respective numbers of Cash Election Shares, a sufficient number of Cash Election Shares so that the sum of such number, the number of all Stock Election Shares and the number of all No-Election Shares equals as closely as practicable the Stock Conversion Number, and each such allocated Cash Election Share (each, a “Converted Cash Election Share”) will be, as of the Effective Time, converted into the right to receive the Per Share Stock Consideration, and

(D)  each No-Election Share and Cash Election Share that is not a Stock-Selected No-Election Share or a Converted Cash Election Share (as the case may be) will be, as of the Effective Time, converted into the right to receive the Per Share Cash Consideration.

(2)  Number of Stock Elections Greater Than the Stock Conversion Number.  If the aggregate number of Stock Election Shares (on the basis of Election Forms received by the Election Deadline) is greater than the Stock Conversion Number, then

(A)  each Cash Election Share and No-Election Share will be, as of the Effective Time, converted into the right to receive the Per Share Cash Consideration,

(B)  the Exchange Agent will allocate from among the Stock Election Shares, pro rata to the holders of Stock Election Shares in accordance with their respective numbers of Stock Election Shares, a sufficient number of Stock Election Shares (“Converted Stock Election Shares”) so that the difference of (x) the number of Stock Election Shares less (y) the number of the Converted Stock Election Shares equals as closely as practicable the Stock Conversion Number, and each Converted Stock Election Share will be, as of the Effective Time, converted into the right to receive the Per Share Cash Consideration, and

(C)  each Stock Election Share that is not a Converted Stock Election Share will be, as of the Effective Time, converted into the right to receive the Per Share Stock Consideration.

(3)  Number of Stock Elections is Equal to the Stock Conversion Number.  If the aggregate number of Stock Election Shares (on the basis of Election Forms received by the Election Deadline) is equal to the Stock Conversion Number, then

(A)  each Stock Election Share will be, as of the Effective Time, converted into the right to receive the Per Share Stock Consideration, and

(B)  each Cash Election Share and No-Election Share will be, as of the Effective Time, converted into the right to receive the Per Share Cash Consideration.

(f)  Certain Definitions.

(1)  “Parent Share Price”  means the arithmetic average of the last reported per share sales prices of Parent Common Stock on the New York Stock Exchange (the “NYSE”), as reported in the New York City edition of The Wall Street Journal or, if not reported therein, another authoritative source mutually agreed to by Parent and the Company, for each of the five full consecutive trading days ending on the trading day immediately prior to the Closing Date.

(2)  “Exchangeable Shares”  means the aggregate number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, excluding Exception Shares, rounded to the nearest whole share.

(3)  “Per Share Consideration”  means the sum, rounded to the nearest whole cent, of (a) $7.60 (the “Signing Cash Amount”) plus (b) the product, rounded to the nearest one ten-thousandth, of 0.1543 (such number being the “Signing Exchange Ratio”) and the Parent Share Price.

(g)  Exception Shares.  At the Effective Time, (1) each Exception Share owned by Parent or the Company shall be cancelled and retired and shall cease to exist and no consideration shall be delivered in exchange therefor, and (2) each Exception Share held by any direct or indirect wholly owned subsidiary of Parent or the Company shall be converted into the right to receive the Per Share Stock Consideration. The Per Share Stock Consideration payable pursuant to this Section 2.1(g) shall not be subject to, and will not be deemed to be Stock Election Shares or otherwise taken into account in calculating, adjustments under Section 2.1(e). “Exception Share” means a share of Company Common Stock owned or held, other than in a bona fide fiduciary or agency capacity or in satisfaction of a debt previously contracted in good faith, by Parent, the Company or a subsidiary of either.

2.2  Fractional Shares.  Notwithstanding any other provision of this Article II, no fractional shares of Parent Common Stock will be issued pursuant to the Merger. Instead, Parent will pay or cause to be paid to the holder of any Old Shares that would, pursuant to paragraph 2.1, otherwise be entitled to receive fractional shares of Parent Common Stock an amount in cash, rounded to the nearest cent and without interest, equal to the product of (i) the fraction of a share to which such holder would otherwise have been entitled and (ii) the Measurement Price. As used in this Plan, the term “Measurement Price” means the average of the daily high and low per share sales prices of Parent Common Stock on the New York Stock Exchange (the “NYSE”), as reported in the New York City edition of The Wall Street Journal or, if not reported therein, in another authoritative source mutually agreed by Parent and the Company, for the last trading day immediately prior to the Closing Date.

2.3  Exchange of Old Certificates for New Certificates.

(a)  Exchange Agent.  At or before the Effective Time, Parent shall make available or cause to be made available to the Exchange Agent certificates or, at Parent’s option, evidence of shares in book entry form (each, a “New Certificate”), representing the shares of Parent Common Stock (each, a “New Share”) and cash in amounts sufficient to allow the Exchange Agent to make all deliveries of New Certificates and payments that may be required in exchange for Old Certificates pursuant to this Article II (collectively, the “Exchange Fund”). Any portion of the Exchange Fund that remains unclaimed by the shareholders of the Company as of the first anniversary of the Effective Time may, to the extent permitted by applicable law, be paid to Parent. In such event, any holder of Old Certificates who has not theretofore exchanged his or her Old Certificates for New Certificates and/or cash pursuant to this Article II shall thereafter be entitled to look exclusively to Parent, and only as a general creditor thereof in the case of cash, for the shares of Parent Common Stock and/or cash to which he or she may be entitled upon exchange of such Old Certificates pursuant to this Article II, in each case, without any interest thereon. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto, shall be liable to any holder of Old Certificates for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(b) Exchange Procedures.

(1)  Parent shall cause the Exchange Agent to provide the Form of Election to holders of record of Company Common Stock (other than holders of Exception Shares), together with appropriate transmittal materials, at the time of mailing of the Proxy Statement to the holders of record of Company Common Stock, or on such other date as the Company and Parent shall mutually agree so as to minimize the impact of limitations under applicable law relating to Parent share repurchases that might apply with respect thereto, and thereafter from time to time as the Company may reasonably request until three days prior to the Election Deadline, to each person who is a holder of record of Company Common Stock for purposes of the Company Meeting. Elections shall be made by mailing to the Exchange Agent a duly completed Form of Election. A Form of Election may specify which specific shares covered thereby are subject to a Cash Election, a Stock Election or a No-Election. To be effective, a Form of Election must be (1) properly completed, signed and submitted to the Exchange Agent at its designated office, by 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on the later of the day prior to the Company Meeting and the date that the parties believe to be as near as practicable to five business days prior to the anticipated Closing Date, taking into account PNC’s intention to minimize the impact of limitations under applicable law relating to Parent share repurchases that might apply (or such other time and date as the Company and Parent may mutually agree) (the “Election Deadline”) and (2) accompanied by the certificate(s) representing the shares of Company Common Stock as to which the election is being made (or by an appropriate guarantee of delivery of such certificate(s) by a commercial bank or trust company in the United States or a member of a registered national security exchange or of the NASD, provided that such certificates are in fact delivered to the Exchange Agent within three trading days after the date of execution of such guarantee of delivery; failure to deliver shares of Company Common Stock covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election, unless otherwise determined by Parent, in its sole discretion). Parent will determine, in its sole and absolute discretion, which authority it may delegate in whole or in part to the Exchange Agent, whether Forms of Election have been properly completed, signed and submitted or revoked. The decision of Parent (or the Exchange Agent, as the case may be) in such matters shall be conclusive and binding. Neither Parent nor the Exchange Agent will be under any obligation to notify any person of any defect in a Form of Election submitted to the Exchange Agent. A holder of shares of Company Common Stock that does not submit an effective Form of Election prior to the Election Deadline shall be deemed to have made a No-Election. An election may be revoked, but only by written notice received by the Exchange Agent prior to the Election Deadline. Any certificate(s) representing shares of Company Common Stock that have been submitted to the Exchange Agent in connection with an election shall be returned without charge to the holder thereof in the event such election is revoked as aforesaid and such holder requests in writing the return of such certificate(s). Upon any such revocation, unless a duly completed Form of Election is thereafter submitted prior to the Election Deadline and otherwise in accordance with this Section, such shares shall be deemed No-Election Shares. The Exchange Agent, in consultation with Parent and the Company, will make all computations to give effect to this Section.

(2)  As promptly as reasonably practicable following the Effective Time, taking into account the computations contemplated by Section 2.1(e), each holder of record of Company Common Stock that has surrendered the certificates representing its Company Common Stock will be entitled to receive a New Certificate representing the shares of Parent Common Stock issuable in exchange therefor and/or a check representing cash payable pursuant to this Article II. No interest will accrue or be paid with respect to any New Certificates or cash to be delivered upon surrender of Old Certificates. If any New Certificate is to be issued or cash is to be paid in a name other than that in which the Old Certificate surrendered in exchange therefor is registered, it will be a condition to the exchange that the person requesting the exchange (1) pay any transfer or other Taxes required by reason of the issuance of the New Certificate or the making of the cash payment in a name other than the name of the holder of the surrendered Old Certificate or (2) establish to the satisfaction of Parent (or the Exchange Agent, as the case may be) that any such Taxes have been paid or are not applicable.

(3)  As promptly as reasonably practicable following the Effective Time Parent shall cause the Exchange Agent to mail or deliver to each person who was, immediately prior to the Effective Time, a holder of record of Company Common Stock and who theretofore has not submitted such holder’s Old Certificates with an Election Form, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Old Certificates shall pass, only upon proper delivery of such certificates to the Exchange Agent) containing instructions for use in effecting the surrender of Old Certificates in exchange for the consideration to which such person may be entitled pursuant to this Article II.

(c)  Distributions with Respect to Unexchanged Shares.  No dividends or other distributions with respect to Parent Common Stock having a record date after the Effective Time will be paid to any holder of Company Common Stock until such holder has surrendered the Old Certificate representing such stock as provided herein. Subject to the effect of applicable law, following surrender of any such Old Certificates, there shall be paid to the holder of New Certificates issued in exchange therefor, without interest, the amount of dividends or other distributions with a record date after the Effective Time previously payable with respect to the shares of Parent Common Stock represented thereby. To the extent permitted by law, holders of Company Common Stock who receive Parent Common Stock in the Merger shall be entitled to vote after the Effective Time at any meeting of Parent shareholders the number of whole shares of Parent Common Stock into which their respective shares of Company Common Stock are converted, regardless of whether such holders of Company Common Stock have exchanged their Old Certificates for New Certificates in accordance with the provisions of this Plan, but beginning 30 days after the Effective Time no such holder shall be entitled to vote on any matter until such holder surrenders such Old Certificate for exchange as provided in Section 2.3(b)(1).

(d)  Transfers.  At or after the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of Old Shares.

(e)  Lost, Stolen or Destroyed Certificates.  If any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the individual, bank, corporation, partnership, trust, association or other entity or organization (any of the foregoing, a “Person”) claiming such Old Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or the Exchange Agent, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation or the Exchange Agent may

direct as indemnity against any claim that may be made against it with respect to such Old Certificate, the Surviving Corporation or the Exchange Agent shall, in exchange for such lost, stolen or destroyed Old Certificate, issue or cause to be issued a New Certificate and pay or cause to be paid the amounts, if any, deliverable in respect to the Old Shares formerly represented by such Old Certificate pursuant to this Article II.

2.4  Adjustment of Consideration.  If Parent changes (or the board of directors of Parent sets a related record date that will occur before the Effective Time for a change in) the number or kind of shares of Parent Common Stock outstanding by way of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction, the Signing Exchange Ratio will be adjusted proportionately to account for such change.

2.5  Withholding Rights.  Each of Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax law. To the extent that amounts are so deducted or withheld by Parent, the Surviving Corporation or the Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Plan as having been paid to the Person in respect to which such deduction and withholding was made.

ARTICLE III

Conduct of Business Pending Merger

3.1  Company Forbearances.  The Company agrees that from the date hereof until the Effective Time, except as expressly contemplated by this Plan or as set forth in the corresponding paragraph of its Disclosure Schedule (“Previously Disclosed”), without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), it will not, and will cause each of its subsidiaries not to:

(a)  Ordinary Course.  Conduct its business and the business of its subsidiaries other than in the ordinary and usual course or fail to use reasonable efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates, or take any action reasonably likely to materially impair its ability to perform its obligations under this Plan or to consummate the transactions contemplated hereby and thereby.

(b)  Capital Stock.  (1) Issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge or authorize or propose the creation of, any additional shares of its stock other than pursuant to Rights outstanding on the date hereof, (2) enter into any agreement with respect to the foregoing or (3) permit any additional shares of its stock to become subject to new grants, other Rights or similar stock-based employee rights.

(c)  Dividends, Etc.  (1) Make, declare, pay or set aside for payment any dividend (other than (A) dividends from its direct or indirect wholly owned subsidiaries to it or another of its wholly owned subsidiaries and (B) dividends on preferred stock of subsidiaries, the common stock of which is wholly owned directly or indirectly by the Company, in accordance with the terms thereof or (2) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock.

(d)  Compensation; Employment Agreements; Etc.  Enter into or amend or renew any employment, change of control, retention, consulting, severance or similar agreements or arrangements with any of its directors, officers or employees or those of its subsidiaries or grant any increase in, set aside assets to fund or accelerate the payment or vesting of, compensation or benefits or pay or provide any compensation or benefits not required to be paid or provided, except (1) for normal individual increases in annual base salary or hourly pay rate to employees who are not directors or executive officers, at times, in amounts and on other terms and conditions in the ordinary course of business consistent with past practice, (2) for other changes that are required by applicable law or as appropriate to effectuate amendments with respect to Section 409A of the Internal Revenue Code (including but not limited to qualify for the short-term deferral exception to Section 409A), provided that such amendments with respect to Section 409A do not materially increase the cost to Parent of such arrangements (provided that for this purpose a change in payment form to a lump sum payment shall not be considered a material increase in cost), and (3) to satisfy Previously Disclosed contractual obligations.

(e)  Benefit Plans.  Enter into, establish, adopt or amend any Benefit Plan, except (1) as may be required by applicable law or as appropriate to effectuate amendments with respect to Section 409A of the Internal Revenue Code (including but not limited to qualify for the short-term deferral exception to Section 409A), provided that such amendments with respect to Section 409A do not materially increase the cost to Parent of such arrangements (provided that for this purpose a change in payment form to a lump sum payment shall not be considered a material increase in cost), (2) to satisfy Previously Disclosed contractual obligations, (3) for technical amendments that are immaterial to both the Company and any participant or (4) as required by the Benefit Plan or this Plan.

(f)  Dispositions.  Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except for sales, transfers, mortgages, encumbrances or other dispositions or discontinuances in the ordinary course of business consistent with past practice and in a transaction that, together with other such transactions, is not material to it and its subsidiaries, taken as a whole.

(g)  Acquisitions.  Acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other entity except in the ordinary course of business consistent with past practice and in a transaction that, together with other such transactions, is not material to it and its subsidiaries, taken as a whole.

(h)  Governing Documents.  Amend its articles of incorporation, bylaws or similar governing documents (“Governing Documents”) or the Governing Documents of any of its subsidiaries, except as contemplated by this Plan.

(i)  Accounting Methods.  Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by generally accepted accounting principles, applicable regulatory accounting requirements or applicable law.

(j)  Contracts.  Enter into, renew or terminate any contract or agreement or amendment thereof, other than loans, funding arrangements and other transactions made in the ordinary course of the banking business, that calls for aggregate annual payments of $250,000 or more and which is not terminable on 60 days or less notice without payment of a premium or penalty, provided that no such contract or agreement or amendment thereof shall contain (1) any non-competition or exclusive dealing obligations or other obligation which purports to limit or restrict in any respect the ability of the Company or its subsidiaries to solicit customers or the manner in which, or the localities in which, all or any portion of the business of the Company or its Subsidiaries (or, following consummation of the transactions contemplated hereby, the ability of Parent or any of its subsidiaries) is or would be conducted, (2) any agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of its subsidiaries (or, following consummation of the transactions contemplated hereby, the ability of Parent or any of its subsidiaries) to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business or (3) any provision whereby the consummation of the transactions contemplated hereby would (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or, any right of termination or the loss of any benefit under, such contract or agreement or (B) require any consent or approval under any such contract or agreement.

(k)  Claims.  Settle any claim, action or proceeding against it, except for settlements involving only monetary remedies in the ordinary course of business consistent with past practice not in excess of

$100,000 individually or $250,000 in the aggregate for all such settlements effected after the date hereof and would not create precedent for claims that are reasonably likely to be material to and the Company or its subsidiaries or, after the Effective Time, Parent or its subsidiaries.

(l)  Adverse Actions.  Notwithstanding anything herein to the contrary, (1) take any action or knowingly fail to take any reasonable action that would, or is reasonably likely to, prevent, impede or delay the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code or (2) take any action that is reasonably likely to result in (A) any of the conditions to the Merger set forth in Article VI not being satisfied in a timely manner or (B) a material violation of any provision of this Plan except, in each case, as may be required by applicable law or regulation.

(m)  Capital Expenditures.  Other than in the ordinary course of business, make any capital expenditures in excess of (1) $50,000 per project or related series of projects or (2) $250,000 in the aggregate.

(n)  Certain Tax Matters.  Make, change or revoke any material Tax election, change any material method of Tax accounting, adopt or change any taxable year or period, enter into any closing agreement with respect to Taxes, file any material amended Tax Return, settle or compromise any material claim for Taxes, or surrender any material claim for a refund of Taxes.

(o)  Branch Leases.  Make application for the opening, relocation or closing of any, or open or close any, branch or automated banking facility.

(p)  Commitments.  Agree or commit to do any of the foregoing.

3.2  Parent Forbearances.  Parent agrees that from the date hereof until the Effective Time, except as expressly contemplated by this Plan or as Previously Disclosed or as expressly required pursuant to this Plan, without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), it will not, and, in the case of (b) only, will cause each of its subsidiaries not to:

(a)  Governing Documents.  Amend its Governing Documents in a manner that would affect the Company’s shareholders adversely relative to other holders of Parent common stock.

(b)  Adverse Actions.  Notwithstanding anything herein to the contrary, (1) take any action or knowingly fail to take any reasonable action that would, or is reasonably likely to, prevent, impede or delay the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (2) take any action that is reasonably likely to result in (A) any of the conditions to the Merger set forth in Article VI not being satisfied in a timely manner or (B) a material violation of any provision of this Plan except, in each case, as may be required by applicable law or regulation or (3) declare or pay any extraordinary or special dividends on or make any other extraordinary or special distributions in respect of any of its capital stock.

ARTICLE IV

Representations

4.1  Disclosure Schedules.  On or prior to the date hereof, Parent has delivered to the Company a schedule and the Company has delivered to Parent a schedule (respectively, each schedule a “Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations contained in Section 4.3 or to one or more of its covenants contained herein; provided that the mere inclusion of an item in a Disclosure Schedule as an exception to a representation shall not be deemed an admission by a party that such item was required to be disclosed therein.

4.2  Standard.  (a) For all purposes of this Plan, no representation of Parent or the Company contained in Section 4.3 (other than the representations contained in Section 4.3(b), which shall be true and correct in all material respects, and in Section 4.3(g)(3), which shall be true and correct in all respects) shall be deemed untrue and no party hereto shall be deemed to have breached a representation, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation contained in Section 4.3 (read for this purpose without regard to any individual reference to “materiality” or “Material Adverse Effect” set forth therein) has had or is reasonably likely to have a Material Adverse Effect with respect to Parent or the Company, as the case may be.

(b)  The term “Material Adverse Effect” means an effect which (1) is materially adverse to the business, financial condition or results of operations of Parent or the Company, as the context may dictate, and its subsidiaries, taken as a whole, or (2) materially impairs the ability of Parent or the Company to consummate the Merger; provided, however, that in determining whether a Material Adverse Effect has occurred under clause (1) there shall be excluded any effect to the extent attributable to or resulting from (A) any changes in laws, regulations or interpretations of laws or regulations generally affecting the banking or bank holding company businesses, but not uniquely relating to Parent or the Company, (B) any change in generally accepted accounting principles or regulatory accounting requirements, generally affecting the banking or bank holding company businesses, but not uniquely relating to Parent or the Company, (C) events, conditions or trends in economic, business or financial conditions generally or affecting the banking or bank holding company businesses generally (including changes in interest rates and changes in the markets for securities), except to the extent any such events, conditions or trends in economic, business or financial conditions have a disproportionate adverse effect upon such party, (D) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (E) actions or omissions of Parent or the Company taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby or actions that are taken by the parties, consistent with the terms hereof, to consummate the transactions contemplated hereby or (F) the announcement of this Plan and the transactions contemplated hereby.

4.3  Representations.  Except as Previously Disclosed, the Company hereby represents and warrants to Parent, and Parent hereby represents and warrants to the Company, to the extent applicable, in each case with respect to itself and its subsidiaries, as follows:

(a)  Organization, Standing and Authority.  It is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. It is duly qualified to do business and is in good standing in the states of the United States and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified.

(b)  Capital Stock.

(1)  The information in Recital A, in the case of Parent, and in Recital B, in the case of the Company, is true and correct.

(2)  Its outstanding shares of common stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, not subject to any preemptive rights and were not issued in violation of any preemptive rights.

(3)  Except as set forth in this Plan or as Previously Disclosed, and except, in the case of Parent, pursuant to (A) Parent Series A Preferred Stock, Parent Series B Preferred Stock, Parent Series C Preferred Stock, Parent Series D Preferred Stock, Parent Series H Preferred Stock and Parent Series I Preferred Stock and (B) Parent’s dividend reinvestment plan and stock repurchase plans entered into by Parent from time to time, as of the date hereof, there are no shares of its common stock authorized and reserved for issuance, it does not have any Rights outstanding with respect to its common stock, and it does not have any commitment to authorize, issue or sell any of its common stock or Rights, except pursuant to this Plan, outstanding options to purchase its common stock and the Benefit Plans. As used herein, “Rights” means, with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock or earnings of such Person. In the case of the Company, no stock option granted under any Benefit Plan has any “reload” feature nor does any Person have any right to be granted a stock option with such a feature. In the case of the Company, no subsidiary of the Company owns shares of Company Common Stock.

(4)  In the case of Parent, any shares of Parent Common Stock issued in connection with the Merger have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, not subject to any preemptive rights and were not issued in violation of any preemptive rights.

(c)  Subsidiaries.

(1)  The Company has Previously Disclosed a list of all of its subsidiaries.

(2)  In the case of the Company, (A) it owns, directly or indirectly, all the issued and outstanding equity securities of each of its subsidiaries, (B) no equity securities of any of its subsidiaries are or may become required to be issued (other than to it or its wholly owned subsidiaries) by reason of any Right or otherwise, (C) there are no contracts, commitments, understandings or arrangements by which any of its subsidiaries is or may be bound to sell or otherwise transfer any equity securities of any its subsidiaries (other than to it or its wholly owned subsidiaries), (D) there are no contracts, commitments, understandings, or arrangements relating to its rights to vote or to dispose of such securities and (E) all the equity securities of each subsidiary held by it or its subsidiaries have been duly authorized and are validly issued and outstanding, fully paid and nonassessable (except as provided in 12 U.S.C. § 55 or comparable state laws) and are owned by it or its subsidiaries free and clear of all liens, pledges, security interests, claims, provisions, preemptive or subscriptive rights or other encumbrances or restrictions of any kind or Rights (“Liens”).

(3)  In the case of the Company, each of its subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified.

(d)  Corporate Power.  It and each of its subsidiaries has the corporate or other power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and it has the corporate power and authority to execute, deliver and perform its obligations under this Plan and to consummate the transactions contemplated hereby and thereby.

(e)  Corporate Authority.

(1)  Subject to receipt of the shareholder approval described in Section 4.3(e)(3), this Plan and the transactions contemplated hereby and thereby have been authorized by all necessary corporate action. This Plan is its valid and legally binding obligation, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(2)  In the case of Parent, no vote of the holders of any class or series of Parent’s capital stock is necessary to approve and adopt this Plan and the transactions contemplated hereby.

(3)  In the case of the Company, the affirmative vote of a majority of the votes cast by holders of shares of Company Common Stock to adopt this Plan is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve and adopt this Plan and the transactions contemplated hereby.

(f)  Regulatory Approvals; No Defaults.

(1)  No consents or approvals of, or filings or registrations with, any governmental or regulatory authority, agency, court, commission or other entity, domestic or foreign (“Governmental Entity”) or with any third party are required to be made or obtained by it or any of its subsidiaries in connection with the execution, delivery or performance by it of this Plan or to consummate the Merger except for (A) filings and approvals of applications with and by federal and state banking authorities as Previously Disclosed, (B) filings with the Securities and Exchange Commission (“SEC”), the National Association of Securities Dealers, and state securities authorities, (C) filings and approvals under the Hart-Scott-Rodino Antitrust Improvements Act, if any, (D) the shareholder approval described in Section 5.2(a), (E) any consents, notices or approvals required pursuant to any investment advisory contract or the Investment Advisers Act of 1940, and (F) the filing of the Articles of Merger with the Department of State of the Commonwealth of Pennsylvania pursuant to the PBCL.

(2)  Subject to receipt of the regulatory approvals referred to in the preceding paragraph (the “Regulatory Approvals”), and the expiration of related waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Plan and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies, any right of termination or the loss of any benefit under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or material agreement, indenture or instrument of it or of any of its subsidiaries or to which it or any of its subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, its Governing Documents or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, material agreement, indenture or instrument.

(3)  As of the date hereof, it (a) knows of no reason why (1) all Regulatory Approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Plan should not be obtained on a timely basis or (2) the opinion of tax counsel referred to, in the case of Parent, in Section 6.2(c) and, in the case of the Company, in Section 6.3(c) should not be obtained on a timely basis and (b) has no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Internal Revenue Code.

(g)  Financial Reports and Regulatory Documents; Material Adverse Effect.

(1)  Its Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and all other reports, registration statements, definitive proxy statements or information statements filed by it or any of its subsidiaries subsequent to December 31, 2006 under the Securities Act of 1933, as amended (“Securities Act”), or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act or under the securities regulations of the SEC, in the form filed (collectively, its “Regulatory Filings”) with the SEC as of the date filed, (A) complied in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each of the balance sheets or statements of condition contained in or incorporated by reference into any such Regulatory Filing (including the related notes and schedules thereto) fairly presented in all material respects its financial position and that of its subsidiaries as of its date, and each of the statements of income and changes in shareholders’ equity and cash flows or equivalent statements in such Regulatory Filings (including any related notes and schedules thereto) fairly presented in all material respects, the results of operations, changes in shareholders’ equity and changes in cash flows, as the case may be, of it and its subsidiaries for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited statements.

(2)  Since December 31, 2006, it and its subsidiaries have not incurred any liability other than in the ordinary course of business consistent with past practice.

(3)  In the case of the Company only, since December 31, 2006, (A) it and its subsidiaries have conducted their businesses in the ordinary and usual course consistent with past practice (excluding the incurrence of expenses related to this Plan and the transactions contemplated hereby) and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 4.3 or otherwise), has had or is reasonably likely to have a Material Adverse Effect with respect to it.

(4)  In the case of the Parent only, since December 31, 2006, no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 4.3 or otherwise), has had or is reasonably likely to have a Material Adverse Effect with respect to it.

(h)  Litigation.  Except as Previously Disclosed, there is no suit, action or proceeding pending or, to the knowledge of it, threatened against or affecting it or any of its subsidiaries (and it is not aware of any basis for any such suit, action or proceeding) (1) that, individually or in the aggregate, is material to it and its subsidiaries, taken as a whole, or (2) that is reasonably likely to prevent or delay it in any material respect from performing its obligations under, or consummating the transactions contemplated by, this Plan.

(i)  Regulatory Matters.

(1)  Except as Previously Disclosed, neither it nor any of its subsidiaries is a party to or is subject to any written order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Governmental Entity charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or the supervision or regulation of it or any of its subsidiaries (collectively, the “Regulatory Authorities”).

(2)  Except as Previously Disclosed, neither it nor any of its subsidiaries has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such written order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission. Except as Previously Disclosed, there are no formal or informal investigations relating to any material regulatory matters pending before any Governmental Entity with respect to it or its subsidiaries.

(j)  Compliance with Laws.  Except as Previously Disclosed, it and each of its subsidiaries:

(1)  conducts its business in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Sarbanes-Oxley Act of 2002, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, the Bank Secrecy Act and all other applicable fair lending laws and other laws relating to discriminatory business practices; and

(2)  has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to its knowledge, no suspension or cancellation of any of them is threatened.

(k)  Material Contracts; Defaults.  Except for those agreements and other documents filed as exhibits to its Regulatory Filings, as of the date hereof, neither it nor any of its subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (1) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K, (2) in the case of the Company, (A) that contains (x) any non-competition or exclusive dealing agreements or other agreement or obligation which purports to limit or restrict in any respect the ability of the Company or its subsidiaries (or, following consummation of the transactions contemplated hereby, Parent or any of its subsidiaries) to solicit customers or the manner in which, or the localities in which, all or any portion of the business of the Company and its subsidiaries (or, following consummation of the transactions contemplated hereby, Parent or any of its subsidiaries) is or would be conducted or (y) any agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of its subsidiaries (or, following consummation of the transactions contemplated hereby, Parent or any of its subsidiaries) to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business, (B) that involves performance of services or delivery of goods or materials to, or expenditures by, the Company or any of its subsidiaries of an amount or value in excess of $200,000 over its remaining term, other than loans, funding arrangements and other transactions made in the ordinary course of the banking business, or any such agreement, contract, arrangement, commitment or understanding that is terminable on 60 days or less notice without payment of any termination fee or penalty, (C) with respect to the employment of any directors, officers, employees or consultants, other than in the ordinary course of business consistent with past practice, (D) with or to a labor union or guild (including any collective bargaining agreement), (E) containing a “most favored nation” clause or other similar term providing preferential pricing or treatment to a party (other than the Company or its subsidiaries) that is material to the Company or its subsidiaries, or (F) providing for the indemnification by the Company or its subsidiaries of any Person (other than customary agreements with vendors providing goods or services to the Company or its subsidiaries where the potential indemnity obligations thereunder are not reasonably expected to be material to the Company). Each agreement, contract, arrangement, commitment or understanding of the type described in this Section 4.3(k), whether or not Previously Disclosed, is referred to as a “Company Material Contract”. Neither the Company nor any of its subsidiaries is in default under any Company Material Contract, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

(l)  No Brokers; Fairness Opinion.

(1)  No action has been taken by it that would give rise to any claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Plan, except as Previously Disclosed.

(2)  Prior to the execution of this Plan, the Company has received an opinion from Keefe, Bruyette & Woods, Inc. to the effect that as of the date thereof and subject to the matters set forth therein, the Consideration is fair, from a financial point of view, to the holders of Company Common Stock. Such opinion has not been amended or rescinded as of the date of this Plan.

(m)  Employee Benefit Plans.  In the case of the Company,

(1)  All benefit, employment, severance, change in control and other compensation and benefits plans, contracts, agreements, policies or arrangements covering the Company’s and each of their subsidiaries current or former employees of it and its subsidiaries (the “Employees”) and its current or former directors, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and supplemental pension and executive retirement, qualified and non-qualified deferred compensation, rabbi trust, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans and agreements (the “Benefit Plans”), other than Benefit Plans that are not material, are Previously Disclosed. Copies of all Benefit Plans and all amendments thereto, all summary plan descriptions, the most recently filed Form 5500 and the most recent IRS determination letter have been made available to the other party.

(2)  All Benefit Plans, other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (each a “Multiemployer Plan”) are in substantial compliance with ERISA, the Internal Revenue Code and other applicable laws. Each Benefit Plan which is subject to ERISA (the “ERISA Plans”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (“Pension Plan”), and that is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service (the “IRS”), and it is not aware of any circumstances that are reasonably likely to result in the loss of the qualification of such plan under Section 401(a) of the Internal Revenue Code.

(3)  Neither the Company nor its subsidiaries maintains or has during the past five years maintained a pension plan which is a defined benefit plan. None of the Company, its subsidiaries or any entity which is considered one employer with it under Section 4001 of ERISA (“ERISA Affiliate”) has contributed to a Multiemployer Plan within the past five years.

(4)  All material contributions required to be made under each Benefit Plan have been timely made and all obligations to make contributions in respect of each Benefit Plan have been properly accrued and reflected in the Regulatory Filings as of the date of such filings.

(5)  As of the date hereof, there is no material pending or, to the knowledge of the Company threatened, litigation relating to the Benefit Plans. Neither the Company nor any of its subsidiaries has any obligations for retiree health and life benefits under any ERISA Plan or collective bargaining agreement.

(6)  Neither the execution of this Plan, shareholder approval of this Plan nor the consummation of the transactions contemplated hereby will (w) entitle any of its employees or any of its subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (x) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other obligation pursuant to, any of the Benefit Plans, or (y) result in payments under any of the Benefit Plans which would not be deductible under Section 162(m) or Section 280G of the Internal Revenue Code.

(n)  Labor Matters.  Neither the Company nor any of its subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is the Company or any of its subsidiaries the subject of a proceeding asserting that the Company or any such subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel the Company or any of its subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other material labor dispute involving the Company or any of its subsidiaries pending or, to the Company’s knowledge, threatened, nor to the Company’s knowledge is there any activity involving its or any of its subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(o)  Environmental Matters.  To its knowledge, neither its conduct nor its operation or the conduct or operation of its subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including, without limitation, in a fiduciary or agency capacity), violates or violated Environmental Laws and no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under Environmental Laws. To its knowledge, no property on which it or any of its subsidiaries holds a Lien, violates or violated Environmental Laws and no condition has existed or event has occurred with respect to any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under Environmental Laws. Neither it nor any of its subsidiaries has received any written notice from any person or entity that it or its subsidiaries or the operation or condition of any property ever owned, leased, operated, or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on, beneath, or originating from, any such property. “Environmental Laws” means all applicable local, state and federal environmental, health and safety laws and regulations, including the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Clean Water Act, the Federal Clean Air Act, and the Occupational Safety and Health Act, each as amended, regulations promulgated thereunder, and state counterparts.

(p)  Tax Matters.

(1)  (A) All returns, amended returns or other reports (including elections, declarations, disclosures, schedules, estimates and information returns) with respect to Taxes (as hereinafter defined) (“Tax Returns”) that are required to be filed (taking into account any extensions of time within which to file) by or with respect to it and its subsidiaries have been duly and timely filed, and all such Tax Returns are complete and accurate, (B) all Taxes shown to be due on the Tax Returns referred to in clause (A) have been paid in full, (C) all Taxes that it or any of its subsidiaries is obligated to withhold from amounts owing to any employee, creditor or third party have been paid over to the proper Governmental Entity in a timely manner, to the extent due and payable, and (D) neither it nor any of its subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would prevent or impede, or would be reasonably likely to prevent or impede, the Merger from qualifying as a reorganization under Section 368(a) of the Code.

(2)  In the case of the Company, (A) the Tax Returns referred to in clause (A) of subsection (p)(1) have been examined by the Internal Revenue Service or the appropriate Tax authority or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired, (B) all deficiencies asserted or assessments made as a result of such examinations have been paid in full, (C) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (A) of subsection (p)(1) are currently pending, and (D) no extensions or waivers of statutes of limitation have been given by or requested with respect to any of its Taxes or those of its subsidiaries.

(3)  In the case of the Company, (A) it has made available to Parent true and correct copies of the U.S. federal income Tax Returns filed by it and its subsidiaries for each of the three most recent fiscal years ended; (B) it has made provision in accordance with GAAP, in the financial statements included in the Regulatory Filings filed prior to the date hereof, for all Taxes that accrued on or before the end of the most recent period covered by its Regulatory Filings filed prior to the date hereof; (C) neither it nor any of its subsidiaries is a party to any Tax allocation or sharing agreement, is or has been a member of an affiliated group filing consolidated or combined Tax returns (other than a group of which the Company is or was the common parent) or otherwise has any liability for the Taxes of any person (other than its own Taxes and those of its subsidiaries); (D) neither it nor any of its subsidiaries has participated in a “listed transaction” as defined in Treasury Regulation Section 1.6011-4; (E) no Liens for Taxes exist with respect to any of its assets or properties or those of its subsidiaries, except for statutory Liens for Taxes not yet due and payable or that are being contested in good faith and reserved for in accordance with GAAP; (F) neither it nor any of its subsidiaries has been a party to any distribution occurring during the last three years in which the parties to such distribution treated the distribution as one to which Section 355 of the Internal Revenue Code applied; and (G) no Tax is required to be withheld pursuant to Section 1445 of the Internal Revenue Code as a result of the transfer contemplated by this Plan.

(4)  As used herein, “Tax” and “Taxes” means all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including, without limitation, all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority whether arising before, on or after the Closing Date.

(q)  Derivative Instruments.  All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for its own account, or for the account of one or more of its subsidiaries or their customers, if any, were entered into (1) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (2) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of such party or one of its subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and are in full force and effect. Neither it nor its subsidiaries, nor to its knowledge, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement.

(r)  Insurance.  It and its subsidiaries are insured with reputable insurers against such risks and in such amounts as its management reasonably has determined to be prudent in accordance with industry practices. All of the insurance policies, binders, or bonds maintained by it or its subsidiaries are in full force and effect; it and its subsidiaries are not in material default thereunder.

(s)  Takeover Laws and Provisions.  It has taken all action required to be taken by it in order to exempt this Plan and the transactions contemplated hereby from, and this Plan and the transactions contemplated hereby are exempt from, the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other antitakeover laws and regulations of any state (collectively, “Takeover Laws”). It has taken all action required to be taken by it in order to make this Plan and the transactions contemplated hereby comply with, and this Plan and the transactions contemplated hereby comply with, the requirements of any Articles, Sections or provisions of its Governing Documents concerning “business combinations”, “fair price”, “voting requirements”, “constituency requirements” or other related provisions (collectively, “Takeover Provisions”).

(t)  Available Funds.  In the case of Parent, Parent has or will have available to it all funds necessary to satisfy all of its obligations hereunder and in connection with the Merger and the other transactions contemplated by this Plan.

(u)  Transactions with Affiliates.  In the case of the Company, there are no outstanding amounts payable to or receivable from, or advances by the Company or any of its subsidiaries to, and neither the Company nor any of its subsidiaries is otherwise a creditor or debtor to, any present or former director or executive officer of the Company or any of its subsidiaries, other than as part of the normal and customary terms of such Persons’ respective employment or service as a director with the Company or any of its subsidiaries. Neither the Company nor any subsidiary of the Company is a party to any transaction or agreement with any present or former director or executive officer of the Company, other than the terms of such Person’s respective employment or service as a director with the Company or any of its subsidiaries.

ARTICLE V

Covenants

5.1  Reasonable Best Efforts; Amended Financial Statements.  (a) Subject to the terms and conditions of this Plan, each of Parent and the Company agrees to use its respective reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as soon as possible and otherwise to enable consummation of the transactions contemplated hereby and shall cooperate fully with the other party hereto to that end.

(b)  The Company agrees to use its reasonable best efforts in good faith to restate, complete or provide, as applicable, such financial statements or such other financial and other information, including the audit opinion of its outside independent accountants, as shall be necessary, after giving effect to any waivers that may be obtained, to cause the Registration Statement to be declared effective by the SEC and the Proxy Statement to be cleared with the SEC as soon as practicable.

5.2  Shareholder Approvals.

(a)  The Company agrees to take in accordance with applicable law and its Governing Documents all action necessary to convene a meeting of its shareholders (including any adjournment or postponement, the “Company Meeting”), as promptly as practicable, to consider and vote upon the adoption and approval of this

Plan, as well as any other matters required to be approved by the Company’s shareholders for consummation of the Merger.

(b)  The board of directors of the Company has adopted resolutions recommending to the shareholders of the Company the adoption of this Plan, and the board of directors of the Company shall recommend to the shareholders of the Company the adoption of this Plan and the other matters required to be approved or adopted in order to carry out the intentions of this Plan. Notwithstanding the foregoing, the board of directors of the Company may withdraw, modify, condition or refuse to recommend the adoption of this Plan and the other matters required to be approved or adopted in order to carry out the intentions of this Plan if the board of directors of the Company determines, in good faith after consultation with its outside financial and legal advisors, that the failure to take such action would breach its fiduciary obligations under applicable law. Notwithstanding the foregoing, this Plan and such other matters shall be submitted to the shareholders of the Company at the Company Meeting for the purpose of approving the Plan and such other matters and nothing contained herein shall be deemed to relieve the Company of such obligation, provided, however, that if the board of directors of the Company shall have withdrawn, modified, conditioned or refused to recommend the adoption of this Plan and such other matters in accordance with the terms of this Plan, then in submitting this Plan to the Company’s shareholders, the board of directors of the Company may submit this Plan to the Company’s shareholders without recommendation (although the resolutions adopting this Plan as of the date hereof may not be rescinded or amended), in which event the board of directors of the Company may communicate the basis for its lack of a recommendation to the Company’s shareholders in the Proxy Statement (as defined in Section 5.3(a)) or an appropriate amendment or supplement thereto to the extent required by applicable law.

5.3  Registration Statement/Proxy Statement.  (a) Subject to Section 5.1(b), the parties agree jointly to prepare and file with the SEC a registration statement on Form S-4 or other applicable form (the “Registration Statement”) to be filed by Parent with the SEC in connection with the issuance of Parent Common Stock in the Merger as soon as reasonably possible (including the proxy statement and prospectus and other proxy solicitation materials of the Company constituting a part thereof (the “Proxy Statement”) and all related documents). The parties agree to cooperate in the preparation of the Registration Statement and the Proxy Statement. Subject to Section 5.1(b), each of Parent and the Company agrees to use all reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof, and the Company shall thereafter mail or deliver the Proxy Statement to its shareholders; provided, however, that the parties will coordinate the timing of the mailing of the Proxy Statement and related Election materials so as to minimize the impact of limitations under applicable law relating to Parent share repurchases that might apply with respect thereto. Parent also agrees to use all reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Plan. Each of Parent and the Company agrees to furnish all information concerning it, its subsidiaries, officers, directors and shareholders as may be reasonably requested in connection with the foregoing.

(b)  Each of Parent and the Company agrees (1) as to itself and its subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (b) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of the Company Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading and (2) that the Registration Statement and Proxy Statement shall comply with all applicable laws as they relate to Parent and the Company. Each of Parent and the Company further agrees that, if it shall become aware prior to the Effective Date of any information furnished by it that would cause any of the statements in the Proxy Statement or the Registration Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the Proxy Statement or the Registration Statement.

(c)  Parent agrees to advise the Company, promptly after Parent receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Parent Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

5.4  Press Releases.  Parent and the Company shall consult with each other before issuing any press release with respect to the Merger or this Plan and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party (but after prior consultation, to the extent practicable in the circumstances) issue such press release or make such public statement as may upon the advice of counsel be required by law or the rules and regulations of the NASDAQ Global Select Market or the NYSE, as the case may be. Parent and the Company shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the transactions contemplated by this Plan as reasonably requested by the other party.

5.5  Access; Information.

(a)  Each of Parent and the Company agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford the other party, and the other party’s officers, employees, counsel, accountants and other authorized representatives, such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), properties, personnel and to such other information as any party may reasonably request and, during such period, it shall furnish promptly to such other party (1) a copy of each material report, schedule and other document filed by it pursuant to the requirements of federal or state securities or banking laws , and (2) all other information concerning the business, properties and personnel of it as the other may reasonably request; provided that the foregoing shall not require Parent or the Company (A) to permit any inspection, or to disclose any information, that in the reasonable judgment of Parent or the Company, as the case may be, would result in disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if Parent or the Company, as the case may be, shall have used reasonable efforts to obtain the consent of such third party to such inspection or disclosure or (B) to disclose any privileged information of Parent or the Company, as the case may be, or any of its subsidiaries. All requests for information made pursuant to this Section 5.5 shall be directed to an executive officer of Parent or the Company, as the case may be, or such Person as may be designated by either of their executive officers, as the case may be.

(b)  Each party agrees that it will not, and will cause its representatives not to, use any information obtained pursuant to this Section 5.5 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Plan) for any purpose unrelated to the consummation of the transactions contemplated by this Plan. Subject to the requirements of law, each party will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 5.5 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Plan) unless such information (1) was already known to such party, (2) becomes available to such party from other sources not known by such party to be bound by a confidentiality obligation, (3) is disclosed with the prior written approval of the providing party or (4) is or becomes readily ascertainable from publicly available sources. If this Plan is terminated or the transactions contemplated by this Plan shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing information and data as to the other party to be returned to the other party, except to the extent such action would be inconsistent with applicable law, regulation, legal process, or the applicable party’s internal policies and procedures.

(c)  In addition to the confidentiality arrangements contained in this Plan, all information provided or obtained in connection with the transactions contemplated by this Plan (including pursuant to clause (a) above)

will be held by Parent or the Company, as the case may be in accordance with and subject to the terms of the Confidentiality Agreement, dated May 15, 2007, between Parent and the Company (the “Confidentiality Agreement”). In the event of a conflict or inconsistency between the terms of this Plan and the Confidentiality Agreement, the terms of this Plan will govern.

5.6  Acquisition Proposals.  (a) The Company agrees that after the date hereof neither it nor any of its subsidiaries nor any of its respective officers and directors or the officers and directors of any of its subsidiaries shall, and it shall direct and use all reasonable best efforts to cause its employees and agents, including any investment banker, attorney or accountant retained by it or by any of its subsidiaries (collectively, its “Representatives”) not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any Acquisition Proposal, or, except to the extent that the board of directors of the Company determines, in good faith, after consultation with its outside financial and legal advisors, that such action is required in order for the board of directors of the Company to comply with its fiduciary duties, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal or otherwise facilitate any effort or attempt to implement or make an Acquisition Proposal (and in any event, the Company shall not provide any confidential information or data to any Person in connection with an Acquisition Proposal unless such Person shall have executed a confidentiality agreement on terms at least as favorable as those contained in the Confidentiality Agreement). “Acquisition Proposal” means any proposal or offer with respect to the following involving the Company or any of its Significant Subsidiaries: (1) any merger, consolidation, share exchange, business combination or other similar transaction; (2) any sale, lease, exchange, pledge, transfer or other disposition of 25% or more of its consolidated assets or liabilities in a single transaction or series of transactions; (3) any tender offer or exchange offer for, or other acquisition of, 25% or more of the outstanding shares of its capital stock; or (4) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing, other than the Merger provided for in this Plan.. Notwithstanding anything in this Plan to the contrary, the Company shall (i) promptly (but in no event later than 24 hours) advise Parent, orally and in writing, of (x) the receipt by it (or any of the other persons referred to above) of any Acquisition Proposal, or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, or any material modification of or material amendment to any Acquisition Proposal, or any request for nonpublic information relating to the Company or any of its subsidiaries or for access to the properties, books or records of the Company or any subsidiary by any Person or entity that informs the board of directors of the Company or any subsidiary that it is considering making, or has made, an Acquisition Proposal, (y) the material terms and conditions of such proposal or inquiry (whether written or oral) or modification or amendment to an Acquisition Proposal, and (z) the identity of the person making any such proposal or inquiry and (ii) keep Parent fully informed of the status and details of any such proposal or inquiry and any developments with respect thereto. The Company shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements in accordance with the terms thereof, and shall immediately take all steps necessary to terminate any approval that may have been heretofore given under any such provisions authorizing any Person to make an Acquisition Proposal. “Significant Subsidiary” has the meaning ascribed to that term in Rule 1-02 of Regulation S-X under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b)  The Company and its subsidiaries shall immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Parent) conducted heretofore with respect to any of the foregoing, and shall use reasonable best efforts to cause all Persons other than Parent who have been furnished confidential information regarding the Company or its subsidiaries in connection with the solicitation of or discussions regarding an Acquisition Proposal within the 12 months prior to the date hereof promptly to return or destroy such information. Neither the Company nor the board of directors of the Company shall approve or take any action to render inapplicable to any Acquisition Proposal any applicable Takeover Laws or Takeover Provisions.

5.7  Affiliate Agreements.  The Company shall use its reasonable best efforts to cause each director, executive officer and other person who is an “affiliate” (for purposes of Rule 145 under the Securities Act) of the Company to deliver to Parent, as soon as practicable after the date of this Plan, a written agreement in the form Previously Disclosed.

5.8  Takeover Laws and Provisions.  No party hereto shall take any action that would cause the transactions contemplated by this Plan to be subject to requirements imposed by any Takeover Law and each of them shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Plan from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect. No party hereto shall take any action that would cause the transactions contemplated by this Plan not to comply with any Takeover Provisions and each of them shall take all necessary steps within its control to make the transactions contemplated by this Plan comply with (or continue to comply with) the Takeover Provisions.

5.9  Regulatory Applications.

(a)  Parent and the Company shall cooperate and use their respective reasonable best efforts to prepare as promptly as possible all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary to consummate the transactions contemplated by this Plan, and Parent shall make all necessary regulatory filings within 20 days of the date hereof. Each of Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all material written information submitted to any third party or any Governmental Entity in connection with the transactions contemplated by this Plan. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it will consult with the other party hereto with respect to the obtaining of all material permits, consents, approvals and authorizations (collectively, “Approvals”) of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Plan and each party will keep the other party appraised of the status of material matters relating to such Approvals and completion of the transactions contemplated hereby. Notwithstanding the foregoing, nothing contained herein shall be deemed to require Parent to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations, that would reasonably be expected to have a material adverse effect (measured on a scale relative to the Company and its subsidiaries taken as a whole) on Parent, the Company or the Surviving Corporation (a “Materially Burdensome Regulatory Condition”).

(b)  Each party agrees, upon request, to furnish the other party with all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its subsidiaries with or to any third party or Governmental Entity.

5.10  Options.

(a)  Treatment of Options.  At the Effective Time, each option granted by the Company to purchase shares of Company Common Stock that is outstanding and unexercised under any employee stock option or equity compensation plan or arrangement of the Company (any such option to purchase Company Common Stock being referred to as a “Company Option” or the “Company Options”), whether or not vested or exercisable, shall be converted at the Effective Time into an option to purchase a number of shares of Parent Common Stock (a “Parent Option”) equal to the product (rounded down to the nearest whole share) of (x) the number of shares of Company Common Stock subject to the Company Option immediately prior to the Effective Time and (y) the Per Share Stock Consideration, at an exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) subject to the Parent Option equal to the quotient obtained by dividing (x) the exercise price per share of Company Common Stock subject to the Company Option immediately prior to the Effective Time by (y) the Per Share Stock Consideration. As of the Effective Time, Parent shall assume such Company Options and the plans under which they have been issued. With respect to any Company Options that are “incentive stock options” (as defined in Section 422(b) of the Internal Revenue Code), the foregoing adjustments shall be effected in a manner consistent with Section 424(a) of the Internal

Revenue Code. Prior to the Effective Time, the board of directors of the Company shall take all action necessary or appropriate to effectuate the foregoing.

(b)  Actions.  Prior to the Effective Time, the Company may, after consultation with Parent, take any actions it determines are warranted (but without expenditure of any funds) to give effect to the transactions contemplated by Section 5.10(a).

5.11  Indemnification and Insurance.

(a)  Following the Effective Time, Parent shall indemnify, defend and hold harmless and advance expenses to the present and former directors and officers of the Company or any of its subsidiaries (including all of its banking subsidiaries), and any such person presently or formerly serving at the request of the Company or any of its subsidiaries as a director, officer, employee, agent, trustee or fiduciary of another corporation, partnership, joint venture, trust or other enterprise or under or with respect to any employee benefit plan (each, an “Indemnified Party” and collectively, the “Indemnified Parties”) against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, penalties, amounts paid in settlement or other liabilities (collectively, “Indemnified Liabilities”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Plan), whether asserted or claimed prior to, at or after the Effective Time (x) to the same extent as such persons are indemnified or have the right to advancement of expenses pursuant to the Governing Documents and indemnification agreements, if any, in effect on the date of this Plan with the Company or any of its subsidiaries and, in the case of the directors and executive officers of the Company (y) without limitation of, and in addition to, clause (x), to the fullest extent permitted by law. In the event of any such Indemnified Liabilities, (i) Parent shall pay the reasonable fees and expenses of counsel selected by an Indemnified Party promptly after statements therefor are received and shall otherwise advance to such Indemnified Party upon request reimbursement of documented expenses reasonably incurred and (ii) Parent and the applicable Indemnified Parties shall cooperate in the defense of such matter. If any Indemnified Party is required to bring any action to enforce rights or to collect moneys due under this Plan and is successful in obtaining a decision that it is entitled to enforcement of any right or collection of any money in such action, Parent shall reimburse such Indemnified Party for all of its expenses reasonably incurred in connection with bringing and pursuing such action including, without limitation, reasonable attorneys’ fees and costs.

(b)  For a period of six years from the Effective Time, Parent shall use its reasonable best efforts to provide directors’ and officers’ liability insurance (including excess coverage) and fiduciary liability insurance in respect of any Company Benefit Plans that serves to reimburse the present and former officers and directors of the Company or any of its subsidiaries (including all of its banking subsidiaries) with respect to claims against such directors and officers arising from facts or events occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Plan) which insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous, as that coverage currently provided by the Company, provided that in no event shall Parent be required to expend annually in the aggregate an amount in excess of 250% of the annual premiums currently paid by the Company (which current amount has been Previously Disclosed) for such insurance (the “Insurance Amount”), and provided further that if Parent is unable to maintain such policy (or such substitute policy) as a result of the preceding proviso, Parent shall obtain as much comparable insurance as is available for the Insurance Amount.

(c)  Any Indemnified Party wishing to claim indemnification under Section 5.11(a), upon learning of any claim, action, suit, proceeding or investigation described above, shall notify Parent thereof; provided that the failure to so notify shall not affect the obligations of Parent under Section 5.11(a) unless and to the extent that Parent is actually and materially prejudiced as a result of such failure. Parent hereby acknowledges notice of all matters Previously Disclosed.

(d)  If Parent or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets or deposits to any other entity, or engage in any similar transaction, then and in each case, Parent shall cause proper provision to be made so that the successors and assigns of Parent shall assume the obligations set forth in this Section 5.11.

(e)  The provisions of this Section 5.11 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives. The indemnification rights granted in this Section 5.11 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any Indemnified Party may have by contract or otherwise.

5.12  Benefit Plans.  (a) Parent shall from and after the Effective Time, assume and comply with the Benefit Plans and Parent agrees to honor and perform the Company’s and its subsidiaries’ obligations under such plans and agreements in accordance with their terms. Parent shall provide the employees of the Company and its subsidiaries with (A) benefits under employee benefit plans that are no less favorable in the aggregate than those provided by the Company and its subsidiaries on the date hereof, provided that for this purpose benefits under employee benefit plans of Parent shall be deemed to be no less favorable in the aggregate than those provided by the Company and its subsidiaries on the date hereof and (B) until the first anniversary of the Effective Time, severance benefits on a person-by-person basis that are equal to the better of either (x) the severance benefits provided under the Company’s Corporate Severance Package Merger and Acquisition Related Downsizing or (y) the severance benefits provided by Parent from time to time. In the case of clause (y), any such severance benefits shall be provided pursuant to the terms and conditions of Parent’s Displaced Employee Assistance Plan, and in the case of clause (x), any such severance benefits shall be subject to the employee’s execution and non-revocation of a release and, to the extent that Parent consults with the Chief Executive Officer of the Company about such terms and conditions, such benefits shall be provided pursuant to the procedures and administrative terms and conditions of Parent’s Displaced Employee Assistance Plan. For purposes of clarity, severance benefits shall be provided under either clause (x) or (y) and there shall not be any combination thereof. In addition Parent shall (1) provide employees of the Company and its subsidiaries credit for all years of service with the Company or any of its subsidiaries and their predecessors prior to the Effective Time for the purpose of eligibility, vesting and benefit accruals (other than benefit accruals under a defined benefit pension plan and as would result in duplication of benefits), (2) cause any and all pre-existing condition limitations (to the extent such limitations did not apply to a pre-existing condition under comparable Benefit Plans) and eligibility waiting periods under group health plans of Parent to be waived with respect to employees of the Company and its subsidiaries who remain as employees of Parent or its subsidiaries (and their eligible dependents) and (3) cause to be credited any deductibles or out-of-pocket expenses incurred by employees of the Company and its subsidiaries and their beneficiaries and dependents during the portion of the calendar year prior to their participation in Parent’s health plans with the objective that there be no double counting during the year in which the Closing Date occurs of such deductibles or out-of-pocket expenses. Parent and the Company agree to honor, or to cause to be honored, in accordance with their terms, all vested or accrued benefit obligations to, and contractual rights of, current and former employees of the Company and its subsidiaries, including, without limitation, any benefits or rights arising as a result of the transactions contemplated by this Plan (either alone or in combination with any other event); it being understood and agreed by the parties hereto that the transactions contemplated by this Plan shall constitute a “change in control” of the Company for purposes of the Benefit Plans that have been Previously Disclosed.

(b)  This Section 5.12 shall inure exclusively to the benefit of and be binding upon the parties hereto and their respective successors, assigns, executors and legal representatives. Without limiting the generality of Section 8.13, nothing in this Section 5.12, express or implied: (i) is intended to confer on any person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Plan; (ii) shall require the Parent to maintain any specific Benefit Plan or to guarantee employment of any employee for any period of time after the Effective Time; and (iii) shall constitute an amendment to any Benefit Plan or any Parent compensation or benefit plan or arrangement.

5.13  Notification of Certain Matters.  Each of Parent and the Company shall give prompt notice to the other of any fact, event or circumstance known to it that (1) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (2) would cause or constitute a material breach of any of its representations, covenants or agreements contained herein.

5.14  Exemption from Liability Under Section 16(b).  Parent and the Company agree that, in order to most effectively compensate and retain the Company Insiders (as defined below) in connection with the Merger, both prior to and after the Effective Time, it is desirable that the Company Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law. Assuming that the Company delivers to Parent the Company Section 16 Information (as defined below) in a timely fashion prior to the Effective Time, the board of directors of Parent, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter and in any event prior to the Effective Time adopt a resolution providing in substance that the receipt by the Company Insiders (as defined below) of Parent Common Stock in exchange for shares of Company Common Stock pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Company Section 16 Information, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act to the fullest extent permitted by applicable law. “Company Section 16 Information” shall mean information accurate in all material respects regarding the Company Insiders, the number of shares of Company Common Stock held by each such Company Insider and expected to be exchanged for Parent Common Stock in the Merger, and the number and description of the options to purchase shares of Company Common Stock held by each such Company Insider and expected to be converted into options to purchase shares of Parent Common Stock in connection with the Merger; provided that the requirement for a description of any Company Options shall be deemed to be satisfied if copies of all plans, and forms of agreements, under which such Options have been granted have been made available to Parent. “Company Insiders” shall mean those present or former officers and directors of the Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Company Section 16 Information.

5.15  Assumption by Parent of Indenture Obligations.  As of the Effective Time, Parent shall assume expressly by supplemental indenture the obligations of the Company under (i) the Indenture, dated as of March 22, 2007, (ii) the Indenture, dated as of February 28, 2005, (iii) the Indenture, dated as of December 4, 2004, and (iv) the Indenture, dated as of June 26, 2003, each as more specifically identified on Section 5.15 of the Disclosure Schedule, and Parent agrees to honor and perform the Company’s obligations under such indentures in accordance with their terms.

5.16  Credit Agreement.  Not later than thirty days after the date hereof, in connection with that certain Credit Agreement described more fully on Schedule 5.16, Parent and the Company shall execute an agreement in the form described therein providing that on the Closing Date the obligations under that agreement will be satisfied as described therein.

5.17  Other Actions.  As promptly as practicable after the date hereof, but in any event prior to Closing, (a) the Company shall complete the restatement of its financial statements and the review of its Equipment Finance, LLC loan portfolio currently in process and (b) the Company shall use its reasonable best efforts to facilitate the completion by Stradley Ronon Stevens & Young, LLP of its investigation and its report thereof to the audit committee of the board of directors of the Company.

5.18  Additional Actions.  Schedule 5.18 is incorporated herein by reference.

ARTICLE VI

Conditions

6.1  Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each of Parent and the Company to consummate the Merger is subject to the fulfillment or written waiver by Parent and the Company prior to the Effective Time of each of the following conditions:

(a)  Shareholder Approval.  This Plan and the Merger shall have been duly adopted and approved by the requisite votes of the shareholders of the Company.

(b)  Governmental and Regulatory Consents.  All statutory waiting periods applicable to the consummation of the Merger shall have expired or been terminated, and, other than the filing provided for in Section 1.2(a), all notices, reports and other filings required to be made prior to the Effective Time by Parent or the Company or any of their respective subsidiaries with, and all regulatory consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by Parent or the Company or any of their respective subsidiaries from, any Governmental Entity in connection with the consummation of the Merger, the Bank Mergers and the other transactions contemplated hereby by Parent and the Company shall have been made or obtained (as the case may be) and become final, unless the failure to obtain any such consent or approval would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent (measured on a scale relative to the Company and its subsidiaries, taken as a whole) or the Company, and, in the case of the obligations of Parent only, no such consent, registration, approval, permit or authorization shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(c)  No Prohibitions.  No United States or state court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the Merger.

(d)  Registration Statement.  The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Entity.

(e)  Blue Sky Approvals.  All permits and other authorizations under the Securities Laws (other than that referred to in Section 6.1(d)) and other authorizations necessary to consummate the Merger and to issue the shares of Parent Common Stock to be issued in the Merger shall have been received and be in full force and effect.

6.2  Conditions to Obligation of Parent.  The obligation of Parent to consummate the Merger is also subject to the fulfillment, or the written waiver by Parent prior to the Effective Time, of each of the following conditions:

(a)  Representations.  The representations of the Company set forth in this Plan shall be, giving effect to Sections 4.1 and 4.2, true and correct as of the date of this Plan and as of the Effective Time as though made at and as of the Effective Time (except that representations that by their terms speak specifically as of the date of this Plan or some other date shall be true and correct as of such date) and Parent shall have received a certificate, dated the Closing Date, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

(b)  Performance of Obligations of the Company.  The Company shall have performed all obligations required to be performed by it under this Plan at or prior to the Effective Time in all material respects, and Parent shall have received a certificate, dated the Closing Date, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

(c)  Opinion of Tax Counsel.  Parent shall have received an opinion from Wachtell, Lipton, Rosen & Katz, special counsel to Parent, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, (1) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and (2) each of Parent and the Company will be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code. In rendering its opinion, Wachtell, Lipton, Rosen & Katz may require and rely upon representations contained in letters from each of Parent and the Company.

6.3  Conditions to Obligation of the Company.  The obligation of the Company to consummate the Merger is also subject to the fulfillment, or the written waiver by the Company, prior to the Effective Time of each of the following conditions:

(a)  Representations.  The representations of Parent set forth in this Plan shall be, giving effect to Sections 4.1 and 4.2, true and correct as of the date of this Plan and as of the Effective Time as though made at and as of the Effective Time (except that representations that by their terms speak specifically as of the date of this Plan or some other date shall be true and correct as of such date); and the Company shall have received a certificate, dated the Closing Date, signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent to such effect.

(b)  Performance of Obligations of Parent.  Parent shall have performed all obligations required to be performed by it under this Plan at or prior to the Effective Time in all material respects, and the Company shall have received a certificate, dated the Closing Date, signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent to such effect.

(c)  Opinion of Tax Counsel.  The Company shall have received an opinion of Sullivan & Cromwell LLP, special counsel to the Company, dated the Closing Date, to the effect that on the basis of the facts, representations and assumptions set forth or referred to in such opinion, (1) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and (2) each of Parent and the Company will be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code. In rendering its opinion, Sullivan & Cromwell LLP may require and rely upon representations contained in letters from each of Parent and the Company.

ARTICLE VII

Termination

7.1  Termination by Mutual Consent.  This Plan may be terminated and the Merger may be abandoned at any time prior to the Effective Time (whether or not the shareholders of Company Common Stock have adopted and approved this Plan), upon the mutual consent of Parent and the Company, by action of their respective boards of directors.

7.2  Termination by Parent.  This Plan may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of Parent:

(a)  if there has been a breach of any representation, covenant or agreement made by the Company in this Plan, or any such representation shall have become untrue after the date of this Plan, such that Section 6.2(a) or 6.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by Parent to the Company;

(b)  if the Merger shall not have been consummated by the twelve month anniversary of the date hereof (the “Termination Date”), provided that the right to terminate this Plan shall not be available if Parent has breached in any material respect its obligations under this Plan in any manner that shall have proximately and substantially contributed to the occurrence of the failure of the Merger to be consummated;

(c)  if the approval of the Company’s shareholders required by Section 6.1(a) shall not have been obtained at its shareholders’ meeting or at any adjournment or postponement thereof;

(d)  if any order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the approval by the shareholders of the Company); or

(e)  if (1) the board of directors of the Company has failed to recommend that the shareholders of the Company vote in favor of this Plan and the transactions contemplated hereby or has withdrawn, modified or qualified such recommendation in a manner adverse to Parent (or has resolved to take such action), (2) the Company has failed to substantially comply with its obligations under Section 5.2 or 5.6, or (3) the board of directors of the Company has publicly recommended or endorsed an Acquisition Proposal other than the Merger (or has resolved to take such action).

7.3  Termination by the Company.  This Plan may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval by shareholders of the Company referred to in Section 6.1(a), by action of the board of directors of the Company:

(a)  if the Merger shall not have been consummated by the Termination Date; provided that the right to terminate this Plan pursuant to this clause (a) shall not be available if the Company has breached in any material respect its obligations under this Plan in any manner that shall have proximately and substantially contributed to the occurrence of the failure of the Merger to be consummated;

(b)  if the approval of the Company’s shareholders required by Section 6.1(a) shall not have been obtained at its shareholders’ meeting or at any adjournment or postponement thereof;

(c)  if any order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the approval by the shareholders of the Company); or

(d)  if there has been a breach of any representation, covenant or agreement made by Parent in this Plan, or any such representation shall have become untrue after the date of this Plan, such that Section 6.3(a) or 6.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by the Company to Parent.

7.4  Effect of Termination and Abandonment.  In the event of termination of this Plan and the abandonment of the Merger pursuant to this Article VII, this Plan (other than as set forth in Sections 5.5(b) and (c), 7.5 and 8.10) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives); provided, however, no such termination shall relieve any party hereto of any liability or damages resulting from any willful breach of this Plan.

7.5  Termination Fee.

(a)  In the event that (1) a Company Pre-Termination Takeover Proposal Event (as hereinafter defined) shall occur after the date of this Plan and thereafter this Plan is terminated by either Parent or the Company pursuant to Section 7.2(c) or 7.3(b), respectively, by Parent pursuant to Section 7.2(e)(1) or (2), or by Parent pursuant to Section 7.2(a) as a result of a willful breach by the Company, and (2) prior to the date that is twelve (12) months after the date of such termination the Company consummates an Acquisition Proposal or enters into any acquisition or other similar agreement, including any letter of intent, related to any Acquisition Proposal (each, a “Company Acquisition Agreement”), then the Company shall, (x) on the date such Company Acquisition Agreement is entered into, pay Parent a fee equal to $7,000,000 by wire transfer of same day funds and (y) on the date an Acquisition Proposal is consummated (if consummated within one year of the date of termination, or if consummated at any time (without regard to such one-year period) if the Acquisition Proposal is the Acquisition Proposal relating to the Company Acquisition Agreement addressed in the preceding clause (x)), pay Parent a fee equal to $21,000,000 by wire transfer of same day funds, less any fee paid pursuant to the preceding clause (x).

(b)  In the event that this Plan is terminated by Parent pursuant to Section 7.2(e)(3), then the Company shall, (1) on the date of such termination, pay Parent a fee equal to $7,000,000 by wire transfer of same day funds and (2) on the date the Company consummates an Acquisition Proposal (if consummated within one year of the date of termination, or at any time if the Acquisition Proposal is the Acquisition Proposal that resulted in such termination), pay Parent a fee equal to $14,000,000 by wire transfer of same day funds.

(c)  For purposes of this Section 7.5, a “Pre-Termination Takeover Proposal Event” shall be deemed to occur if, prior to the event giving rise to the right to terminate this Plan, a bona fide Acquisition Proposal shall have been made known to the Company or any of its Subsidiaries or has been made directly to its shareholders generally or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal.

(d) Notwithstanding anything to the contrary herein, the maximum aggregate amount of fees payable under this Section 7.5 shall be $21,000,000.

(e) The Company acknowledges that the agreements contained in this Section 7.5 are an integral part of the transactions contemplated by this Plan, and that, without these agreements, Parent would not enter into this Plan; accordingly, if the Company fails promptly to pay the amount due pursuant to this Section 7.5, and, in order to obtain such payment, Parent commences a suit which results in a judgment against the Company for the fee set forth in this Section 7.5, the Company shall pay to Parent its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at the rate on six-month U.S. Treasury obligations plus 300 basis points in effect on the date such payment was required to be made.

ARTICLE VIII

Miscellaneous

8.1  Survival.  Except for the agreements and covenants contained in Articles I and II, Sections 5.10, 5.11, 5.12, 5.14 and 7.5 and this Article VIII, the representations, agreements and covenants contained in this Plan shall be deemed only to be conditions of the Merger and shall not survive the Effective Time.

8.2  Modification or Amendment.  Subject to applicable law, at any time prior to the Effective Time, the parties hereto may modify or amend this Plan, by written agreement executed and delivered by duly authorized officers of the respective parties.

8.3  Waiver of Conditions.  The conditions to each party’s obligation to consummate the Merger are for the sole benefit of such party and may be waived by such party as a whole or in part to the extent permitted by applicable law. No waiver shall be effective unless it is in a writing signed by a duly authorized officer of the waiving party that makes express reference to the provision or provisions subject to such waiver.

8.4  Counterparts.  For the convenience of the parties hereto, this Plan may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. The execution and delivery of this Plan may be effected by telecopier.

8.5  Governing Law.  This Plan shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania applicable to contracts made and to be performed entirely within the Commonwealth of Pennsylvania.

8.6  Notices.  Any notice, request, instruction or other document to be given hereunder by any party to the other shall be in writing and shall be deemed to have been duly given (a) on the date of delivery if delivered personally, or by facsimile, upon confirmation of receipt, (b) on the first business day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the third business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

To Parent:	To the Company:
The PNC Financial Services Group, Inc.	Sterling Financial Corporation
One PNC Plaza	101 North Pointe Boulevard
249 Fifth Avenue	Lancaster, Pennsylvania 17601-4133
Pittsburgh, Pennsylvania 15222	Attention: J. Roger Moyer, Jr.
Attention: Mergers & Acquisition Department	Facsimile: (717) 735-4881
Facsimile.: (412) 762-6238

with copies to:	with copies to:
Wachtell, Lipton, Rosen & Katz	Sullivan & Cromwell LLP
51 West 52nd Street	125 Broad Street
New York, NY 10019	New York, NY 10004-2498
Attention: Edward D. Herlihy Nicholas G. Demmo	Attention: H. Rodgin Cohen and Mark J. Menting
Facsimile: 212-403-2000	Facsimile: 212-558-3588

8.7  Entire Agreement, Etc.  This Plan (including the Disclosure Schedules) and the Confidentiality Agreement constitute the entire agreement, and supersedes all other prior agreements, understandings, representations, both written and oral, between the parties, with respect to the subject matter hereof, and this Plan shall not be assignable by operation of law or otherwise (any attempted assignment in contravention of this Section 8.7 being null and void).

8.8  Definition of “subsidiary” and “affiliate”; Covenants with Respect to Subsidiaries and Affiliates.  (a) When a reference is made in this Plan to a subsidiary of a Person, the term “subsidiary” has the meaning ascribed to that term in Rule 1-02 of Registration S-X under the Exchange Act. When a reference is made in this Plan to an affiliate of a Person, the term “affiliate” (or “Affiliate”) means those other Persons that, directly or indirectly, control, are controlled by, or are under common control with, such Person.

(b) Insofar as any provision of this Plan shall require a subsidiary or an affiliate of a party to take or omit to take any action, such provision shall be deemed a covenant by Parent or the Company, as the case may be, to cause such action or omission to occur.

8.9  Specific Performance.  The parties hereto agree that if any of the provisions of this Plan were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties will be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

8.10  Expenses.  Each party will bear all expenses incurred by it in connection with this Plan and the transactions contemplated hereby, except that Parent and Company will each bear and pay one-half of the costs (excluding the fees and disbursements of counsel, financial advisors and accountants) incurred in connection with the copying, printing and distributing of the Registration Statement and the Proxy Statement for the approval of the Merger.

8.11  Interpretation; Effect.

(a) In this Plan, except as context may otherwise require, references:

(1) to the Preamble, Recitals, Sections, Annexes or Schedules are to the Preamble to, a Recital or Section of, or Annex or Schedule to, this Plan;

(2) to this Plan are to this Plan, and the Annexes and Schedules to it, taken as a whole;

(3) to the “transactions contemplated hereby” includes the transactions provided for in this Plan including the Merger;

(4) to any agreement (including this Plan), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof); and to any section of any statute or regulation include any successor to the section; and

(5) to any Governmental Entity includes any successor to that Governmental Entity.

(b) The words “hereby”, “herein”, “hereof”, “hereunder” and similar terms are to be deemed to refer to this Plan as a whole and not to any specific Section.

(c) The words “include”, “includes” or “including” are to be deemed followed by the words “without limitation”.

(d) The word “party” is to be deemed to refer to the Company or Parent.

(e) The word “person” is to be interpreted broadly to include any individual, savings association, bank, trust company, corporation, limited liability company, partnership, association, joint-stock company, business trust or unincorporated organization.

(f) The table of contents and article and section headings are for reference purposes only and do not limit or otherwise affect any of the substance of this Plan.

(g) This Plan is the product of negotiation by the parties, having the assistance of counsel and other advisers. The parties intend that this Plan not be construed more strictly with regard to one party than with regard to the other.

(h) The disclosure in any Section of a Disclosure Schedule shall apply only to the indicated section of this Plan except to the extent that it is reasonably apparent that such disclosure is relevant to another section of this Plan.

8.12  Severability.  The provisions of this Plan shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Plan, or the application thereof to any Person or entity or any circumstance, is found by a court or other Governmental Entity of competent jurisdiction to be invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Plan and the application of such provision to other Persons, entities or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

8.13  No Third Party Beneficiaries.  Nothing contained in this Plan, expressed or implied, is intended to confer upon any Person, other than the parties hereto, any benefit, right or remedies except that the provisions of Sections 5.11 and 5.14 shall inure to the benefit of the Persons referred to therein.

8.14  Waiver of Jury Trial.  Each party hereto acknowledges and agrees that any controversy which may arise under this Plan is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation, directly or indirectly, arising out of, or relating to, this Plan, or the transactions contemplated by this Plan. Each party certifies and acknowledges that (a) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (b) each party understands and has considered the implications of this waiver, (c) each party makes this waiver voluntarily, and (d) each party has been induced to enter into this Plan by, among other things, the mutual waivers and certifications in this Section 8.14.

8.15  Submission to Jurisdiction; Selection of Forum.  Each party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Plan or the Merger exclusively in any United States District Court located in Pennsylvania or any Pennsylvania State court (the “Chosen Courts”), and solely in connection with claims arising under this Plan or the Merger that are the subject of this Plan (a) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (b) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (c) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto and (d) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 8.6 of this Plan.

[next page is a signature page]

IN WITNESS WHEREOF, this Plan has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first above written.

THE PNC FINANCIAL SERVICES GROUP, INC.

By:	/s/ David J. Williams
Name: David J. Williams

Title:	Senior Vice President

STERLING FINANCIAL CORPORATION

By:	/s/ J. Roger Moyer Jr.
Name: J. Roger Moyer Jr.

Title:	President and Chief Executive Officer

ANNEX C

July 19, 2007

The Board of Directors
Sterling Financial Corporation
101 North Pointe Boulevard
Lancaster, Pennsylvania 17601-4133

Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the shareholders of Sterling Financial Corporation (“Sterling”) of the Merger Consideration, as defined below, in the proposed merger (the “Merger”) of Sterling with and into PNC Financial Services Group, Inc. (“PNC”), pursuant to the Agreement and Plan of Merger, dated as of July 19, 2007, between Sterling and PNC (the “Agreement”). Merger Consideration hereinafter means the number of whole shares of PNC Common Stock, cash or a combination thereof, plus cash in lieu of any fractional share interest, into which shares of Sterling Common Stock shall be converted, as set forth in Article II of the Agreement. The terms and conditions of the Merger are more fully set forth in the Agreement.

Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of the banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to, Sterling and PNC, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of Sterling and PNC for our own account and for the accounts of our customers. To the extent we have any such position as of the date of this opinion it has been disclosed to Sterling. We have acted exclusively for the Board of Directors of Sterling in rendering this fairness opinion and will receive a fee from Sterling for our services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Sterling and PNC and the Merger, including among other things, the following: (i) the Agreement; (ii) the Annual Reports to Stockholders and Annual Reports on Form 10-K for the three years ended December 31, 2006 of PNC; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of PNC and certain other communications from Sterling and PNC to their respective stockholders; and (iv) other financial information concerning the businesses and operations of Sterling and PNC furnished to us by Sterling and PNC for purposes of our analysis. We have also held discussions with senior management of Sterling and PNC regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for Sterling and PNC with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available (except in the case of Sterling to the extent Sterling has publicly disclosed that such information may not be relied on) and we have not

Keefe, Bruyette & Woods • 787 Seventh Avenue, New York, NY 10019
212.887.7777 • Toll Free: 800.966.1559 • www.kbw.com

C-1

assumed any responsibility for independently verifying the accuracy or completeness of any such information. We have relied upon the management of Sterling and PNC as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed that the aggregate allowances for loan and lease losses for Sterling and PNC are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of Sterling and PNC, nor have we examined any individual credit files.

We have assumed that, in all respects material to our analyses, the following: (i) the Merger will be completed substantially in accordance with the terms set forth in the Agreement; (ii) the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) all conditions to the completion of the Merger will be satisfied without any waivers; and (v) in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the Merger, including the cost savings, revenue enhancements and related expenses expected to result from the Merger.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) management’s estimates of current financial position and results of operations of Sterling; (ii) the historical and current financial position and results of operations of PNC; (iii) management’s estimates of assets and liabilities of Sterling; (iv) the assets and liabilities of PNC; and (v) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to holders of the shares of Sterling common stock.

Very truly yours,

/s/ Keefe, Bruyette & Woods, Inc.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Section 1741 of the Pennsylvania Business Corporation Law (“PBCL”) provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a representative of the corporation, or is or was serving at the request of the corporation as a representative of another enterprise. Such indemnity may be against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and if, with respect to any criminal proceeding, the person did not have reasonable cause to believe his conduct was unlawful.

Section 1742 of the PBCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a representative of the corporation or is or was serving at the request of the corporation as a representative of another entity. Such indemnity may be against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of the action if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation, except no indemnification shall be made in respect of any claim, issue, or matter as to which the person has been adjudged to be liable to the corporation unless and only to the extent that the court of common pleas of the judicial district embracing the county in which the registered office of the corporation is located or the court in which the action was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses that the court of common pleas or other court deems proper.

Section 1743 of the PBCL provides, in general, that a corporation must indemnify any representative of a business corporation who has been successful on the merits or otherwise in defense of any action or proceeding referred to in Section 1741 or Section 1742 or in defense of any claim, issue, or matter therein, against expenses (including attorney fees) actually and reasonably incurred therein.

Section 1747 of the PBCL provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a representative of the corporation or is or was serving at the request of the corporation as a representative of another entity against any liability asserted against the person in any capacity, or arising out of the person’s status as such, regardless of whether the corporation would have the power to indemnify him against that liability under the provisions of the PBCL.

Article VII, Section 2 of PNC’s bylaws provides for indemnification to the fullest extent authorized by the laws of the Commonwealth of Pennsylvania for any person who was or is a director or officer of PNC, or is serving or shall have served at the request of PNC as a director, officer, employee or agent of another entity. PNC’s bylaws also permit PNC, upon authorization by its board of directors, to purchase and maintain insurance on behalf of any person to the full extent permitted by the laws of the Commonwealth of Pennsylvania.

The foregoing is only a general summary of certain aspects of Pennsylvania law and PNC’s bylaws dealing with indemnification of directors and officers, and does not purport to be complete. It is qualified in its entirety by reference to the detailed provisions of Sections 1741, 1742, and 1743 of the PBCL and Article VII, Section 2 of the bylaws of PNC.

Item 21.	Exhibits and Financial Statement Schedules.

(a) Exhibits. The following is a list of Exhibits to this Registration Statement

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of July 19, 2007, by and between The PNC Financial Services Group, Inc. and Sterling Financial Corporation (included in Part I as Annex B to the document included in this Registration Statement)
3.1	Amended and Restated Articles of Incorporation of Registrant, as in effect on the date hereof, incorporated herein by reference to Exhibit 3.4 of Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007
3.2	Amended and Restated Bylaws of Registrant, as in effect on the date hereof, incorporated herein by reference to Exhibit 3.5 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005
5.1	Opinion of George P. Long, as to the validity of the shares of PNC common stock
8.1	Opinion of Sullivan & Cromwell LLP as to tax matters
8.2	Opinion of Wachtell, Lipton, Rosen & Katz as to tax matters
23.1	Consent of George P. Long (included in Exhibit 5.1 to this Registration Statement)
23.2	Consent of Ernst & Young LLP
23.3	Consent of Deloitte & Touche LLP, former Independent Registered Public Accounting Firm of The PNC Financial Services Group, Inc.
23.4	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm of BlackRock, Inc.
23.5	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.1 to this Registration Statement)
23.6	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.2 to this Registration Statement)
24.1	Powers of Attorney*
99.1	Form of Proxy Card for Special Meeting of Shareholders of Sterling Financial Corporation
99.2	Consent of Keefe, Bruyette & Woods, Inc.

*	Previously filed.

Item 22.	Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of the registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6) That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

[Remainder of Page Intentionally Left Blank]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, The PNC Financial Services Group, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Pittsburgh, Commonwealth of Pennsylvania, on February 11, 2008.

THE PNC FINANCIAL SERVICES GROUP, INC.

By:	/s/ James E. Rohr
Name:     James E. Rohr

Title:	Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on February 11, 2008.

Signature	Title

/s/ James E. Rohr James E. Rohr	Chairman, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Richard J. Johnson Richard J. Johnson	Chief Financial Officer (Principal Financial Officer)

/s/ Samuel R. Patterson Samuel R. Patterson	Controller (Principal Accounting Officer)

* Richard O. Berndt	Director

* Charles E. Bunch	Director

* Paul W. Chellgren	Director

* Robert N. Clay	Director

* George A. Davidson, Jr.	Director

* Kay Coles James	Director

* Richard B. Kelson	Director

* Bruce C. Lindsay	Director

Signature	Title

* Anthony A. Massaro	Director

* Jane G. Pepper	Director

* Donald J. Shepard	Director

* Lorene K. Steffes	Director

* Dennis F. Strigl	Director

* Stephen G. Thieke	Director

* Thomas J. Usher	Director

* George H. Walls, Jr.	Director

* Helge H. Wehmeier	Director

*By:	/s/ George P. Long, III
George P. Long, III
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of July 19, 2007, by and between The PNC Financial Services Group, Inc. and Sterling Financial Corporation (included in Part I as Annex B to the document included in this Registration Statement)
3.1	Amended and Restated Articles of Incorporation of Registrant, as in effect on the date hereof, incorporated herein by reference to Exhibit 3.4 of Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007
3.2	Amended and Restated Bylaws of Registrant, as in effect on the date hereof, incorporated herein by reference to Exhibit 3.5 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005
5.1	Opinion of George P. Long, as to the validity of the shares of PNC common stock
8.1	Opinion of Sullivan & Cromwell LLP as to tax matters
8.2	Opinion of Wachtell, Lipton, Rosen & Katz as to tax matters
23.1	Consent of George P. Long (included in Exhibit 5.1 to this Registration Statement)
23.2	Consent of Ernst & Young LLP
23.3	Consent of Deloitte & Touche LLP, former Independent Registered Public Accounting Firm of The PNC Financial Services Group, Inc.
23.4	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm of BlackRock, Inc.
23.5	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.1 to this Registration Statement)
23.6	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.2 to this Registration Statement)
24.1	Powers of Attorney*
99.1	Form of Proxy Card for Special Meeting of Shareholders of Sterling Financial Corporation
99.2	Consent of Keefe, Bruyette & Woods, Inc.

*	Previously filed.